CONTENTS







Company Profile
Principal Financial Data and Indicators
Changes in Share Capital and Shareholdings of Principal Shareholders Chairman's Statement
Business Review and Prospects
Health, Safety and Environment
Management's Discussion and Analysis
Disclosure of Significant Events
Connected Transactions
Corporate Governance
Summary of Shareholders' Meetings
Report of the Board of Directors
Report of the Supervisory Committee
Directors, Supervisors, Senior Management and Employees
Principal Wholly-owned and Non Wholly-owned Subsidiaries
Notice of Annual General Meeting
Financial Accounting Report
Corporate Information
Documents for Inspection





                        This annual report includes "forward-looking statements". All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, estimates and business plans) are forward-looking statements. The Company's actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 26 March 2004 and undertakes no obligation to update these statements.

IMPORTANT: THE BOARD OF CHINA PETROLEUM & CHEMICAL CORPORATION ("SINOPEC CORP.") AND ITS DIRECTORS WARRANT THAT THERE ARE NO MATERIAL OMISSIONS FROM, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN, THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS REPORT. MR MOU SHULING, MR LIU KEGU AND MR HO TSU KWOK CHARLES, DIRECTORS OF SINOPEC CORP., COULD NOT ATTEND THE SEVENTH MEETING OF THE SECOND SESSION OF THE BOARD FOR REASON OF OFFICIAL DUTIES, AND MR MOU SHULING AND MR LIU KEGU, DIRECTORS OF SINOPEC CORP., AUTHORISED MR WANG JIMING, AND MR HO TSU KWOK CHARLES, DIRECTOR OF SINOPEC CORP., AUTHORISED MR CHEN QINGTAI TO VOTE ON THEIR BEHALF, IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE MEETING OF THE BOARD. MR CHEN TONGHAI, CHAIRMAN OF THE BOARD, MR WANG JIMING, VICE CHAIRMAN AND PRESIDENT OF SINOPEC CORP., MR ZHANG JIAREN, DIRECTOR, SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER OF SINOPEC CORP. AND MR LIU YUN, HEAD OF THE ACCOUNTING DIVISION OF SINOPEC CORP. HEREBY WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT.

COMPANY PROFILE

Sinopec Corp. is the first company in China listed in Hong Kong, New York, London and Shanghai, and is also an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries (the "Company") include:

o exploring for and developing, producing and trading crude oil and natural gas
o processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products
o    producing, distributing and trading petrochemical products

Based on the turnover in 2003, Sinopec Corp. is the largest listed company in China. The Company is also:

o one of the largest petroleum and petrochemical companies in China and Asia
o one of the largest producers and distributors of gasoline, diesel, jet fuel and other major refined oil products in China and Asia
o    the second largest producer of crude oil and natural gas in China

The Company's competitive strengths are mainly reflected in:

o its leading market position in the production and sales of refined oil products
o    its status as the largest petrochemical producer in China
o    its strategic market position in China's highest economic growth areas
o its well-established, highly efficient and cost effective sales and distribution network
o its integrated operation structure with stronger resistance against industry cyclical risks
o    its well-recognized brand and excellent reputation
o its status as a primary choice for partnership by multinational companies seeking investment in China

The Company has been focusing on capturing profit growth and expanding opportunities, optimizing its capital allocation and investment activities, developing and effectively deploying technologies and human resources, promoting the efficient use of resources, seeking to improve its overall competitiveness and strengths and pursuing a higher return on capital employed and sustained development and thereby increasing shareholders' value and returns.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1 FINANCIAL DATA AND OPERATING DATA PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS

    (1) Summary of principal financial data and operating data of the Company for the year 2003

       Profit before taxation                            :   RMB 30,015 million
       Net profit                                        :   RMB 19,011 million
       Net profit before non-operating profits/losses    :   RMB 22,307 million
       Income from principal operations                  :  RMB 417,191 million
       Profit from other operations                      :      RMB 856 million
       Operating profit                                  :   RMB 35,509 million
       Investment income                                 :      RMB 548 million
       Subsidy income                                    :                  nil
       Net non-operating income/expenses                 :    RMB 6,042 million
                                                                  (net expense)
       Net cash flow from operating activities           :   RMB 64,448 million
       Net decrease in cash and cash equivalents         :    RMB 2,478 million

       Items under non-operating profits/losses:

                                                         (Income)/Expense

       Loss on disposal of long-term equity investments : RMB 23 million Written back of provisions on assets provided
         in previous years                               :    RMB (205) million
       Non-operating expenses                            :
         (excluding normal provisions on assets
         provided in accordance with the Accounting
         Regulations for Business Enterprises)                RMB 5,394 million
         of which: loss on disposal of fixed assets      :    RMB 3,459 million
                employee reduction expenses              :    RMB 1,014 million
                donations                                :      RMB 132 million
       Non-operating income                              :    RMB (292) million
       Tax effect                                        :  RMB (1,624) million
       Total                                             :    RMB 3,296 million

     (2) Principal financial data and indicators prepared in accordance with the PRC Accounting Rules and Regulations


                                                 For the year ended 31 December
                                             2003               2002                     2001
                                        RMB millions         RMB millions             RMB millions
                                                          After       Before        After       Before
                                (Note)                Adjustment(i) Adjustment Adjustment(i) Adjustment

       Income from principal operations    417,191       324,184      324,184     304,347      304,347
-------------------------------------------------------------------------------------------------------
       Net profit                           19,011        14,121       14,121      14,018       14,018
       Earnings per share (RMB)
          Fully diluted          (ii)        0.219         0.163        0.163       0.162        0.162
-------------------------------------------------------------------------------------------------------
          Weighted average       (iii)       0.219         0.163        0.163       0.165        0.165
-------------------------------------------------------------------------------------------------------
       Net cash flow from operating
          activities per share (RMB)         0.743         0.693        0.693       0.688        0.688
-------------------------------------------------------------------------------------------------------
       Return on net assets (%)
          Fully diluted          (iv)       11.667         9.307        9.638       9.603       10.082
-------------------------------------------------------------------------------------------------------
          Weighted average        (v)       12.048         9.478        9.723      10.343       10.606
-------------------------------------------------------------------------------------------------------
       Return (adjusted for non-operating
          profits/losses)
          on net assets (%)
          Fully diluted                     13.690         9.611        9.953      10.015       10.514
-------------------------------------------------------------------------------------------------------
          Weighted average                  14.137         9.787       10.040      10.787       11.061
-------------------------------------------------------------------------------------------------------


                                                 For the year ended 31 December
                                             2003               2002                     2001
                                        RMB millions         RMB millions             RMB millions
                                                          After       Before        After       Before
                                                      Adjustment(i) Adjustment Adjustment(i) Adjustment

       Total assets                        390,213       368,375      368,375     360,294      360,294
-------------------------------------------------------------------------------------------------------
       Shareholders' funds (excluding
       minority interests)                 162,946       151,717      146,515     145,975      139,039
-------------------------------------------------------------------------------------------------------
       Net assets per share (RMB)            1.879         1.750        1.690       1.684        1.604
-------------------------------------------------------------------------------------------------------
       Adjusted net assets per share (RMB)   1.850         1.736        1.676       1.664        1.584
-------------------------------------------------------------------------------------------------------

    Notes:

(i) The Company adopted the revised "Accounting Standard for Business Enterprises - Events occurring after the balance sheet date" that resulted in a change in accounting policy which has been applied retrospectively. Please refer to Note 2 of the financial statements prepared under the PRC Accounting Rules and Regulations for details

(ii) Fully diluted earnings per share = net profit for the year / total number of shares in issue at the end of the year

(iii) Weighted average earnings per share = net profit for the year / (number of shares at the beginning of the year + number of shares increased due to the transfer from reserves to capital or share dividend dispatched + (increase in number of shares during the year due to issuance of new shares or the capitalization of debt x number of months from the month following the increase of shares to the end of the year / number of months in the year) - (number of shares decreased due to share repurchases or reduction in share capital x number of months from the month following the decrease of shares to the end of the year / number of months for the year))

(iv) Fully diluted return on net assets basis = (net profit for the year / shareholders' funds at the end of the year) x 100%

(v) Weighted average return on net assets basis = net profit for the year / ((shareholders' funds at the beginning of the year + net profit for the year / 2 + shareholders' funds increased due to issuance of new shares or the capitalization of debt during the year x number of months from the month following the increase of shareholders' funds to the end of the year / number of months in the year) - (shareholders' funds decreased due to share repurchases or cash dividends during the year x number of months from the month following the decrease of shareholders' funds to the end of the year / number of months in the year)) x 100%

(3) Appendix to income statement prepared in accordance with the PRC Accounting Rules and Regulations


                                   For the year ended            For the year ended
                                    31 December 2003              31 December 2002
                                  Return on net assets          Return on net assets
                                    Fully       Weighted     Fully diluted      Weighted average
                                    diluted     average     After     Before      After      Before
                                                          Adjustment Adjustment Adjustment Adjustment
                                      (%)         (%)         (%)       (%)        (%)        (%)

Profit from principal operations     49.54      51.15        40.31     41.74      41.04      42.10
-----------------------------------------------------------------------------------------------------
Operating profit                     21.79      22.50        15.04     15.57      15.31      15.71
-----------------------------------------------------------------------------------------------------
Net profit                           11.67      12.05         9.31      9.64       9.48       9.72
-----------------------------------------------------------------------------------------------------
Net profit before non-operating
profits/losses                       13.69      14.14         9.61      9.95       9.79      10.04
-----------------------------------------------------------------------------------------------------


                                      For the year ended       For the year ended
                                       31 December 2003         31 December 2002
                                      Earnings per share       Earnings per share
                                      Fully      Weighted       Fully      Weighted
                                     diluted      average      diluted     average
                                        RMB         RMB          RMB         RMB

Profit from principal operations       0.931       0.931        0.705       0.705
-------------------------------------------------------------------------------------
Operating profit                       0.410       0.410        0.263       0.263
-------------------------------------------------------------------------------------
Net profit                             0.219       0.219        0.163       0.163
-------------------------------------------------------------------------------------
Net profit before non-operating
profits/losses                         0.257       0.257        0.168       0.168
-------------------------------------------------------------------------------------


(4)    Changes of the consolidated shareholders' funds and the reasons for changes for the year

                                                     Statutory                                            Unit: RMB millions
                                         Statutory    public   Discretionary  Unrecognized                             Total
                         Share   Capital  surplus    welfare      surplus      investment   Undistributed      shareholders'
Items                   capital  reserve  reserve      fund       reserve        losses         profits                funds

Beginning of the year    86,702   36,588    4,429     4,429         7,000             0          12,569              151,717
-----------------------------------------------------------------------------------------------------------------------------
Increase in the year          0      264    1,901     1,901             0          (243)         19,011               22,834
-----------------------------------------------------------------------------------------------------------------------------
Decrease in the year          0        0        0         0             0             0          11,605               11,605
-----------------------------------------------------------------------------------------------------------------------------
End of the year          86,702   36,852    6,330     6,330         7,000          (243)         19,975              162,946
-----------------------------------------------------------------------------------------------------------------------------

The reasons for the changes are as follows:

i Capital reserve at the end of 2003 was RMB 36.852 billion, an increase by RMB 264 million compared with the beginning of the year. The increase was due to the received government grants on investments amounted to RMB 35 million, the increase in the Company's share of net assets of a subsidiary after the sale of additional shares by the subsidiary amounted to RMB 147 million, and the gain from a subsidiary's debt restructuring amounted to RMB 82 million;

ii Statutory surplus reserve at the end of 2003 was RMB 6.330 billion, an increase by RMB 1.901 billion compared with the beginning of the year. The increase was mainly due to the fact that Sinopec Corp. transferred 10% of the consolidated net profit for 2003 (RMB 19.011 billion) in accordance with the PRC Accounting Rules and Regulations to statutory surplus reserve;

iii Statutory public welfare fund at the end of 2003 was RMB 6.330 billion, an increase by RMB 1.901 billion compared with the beginning of the year. The increase was mainly due to the fact that Sinopec Corp. transferred 10% of the consolidated net profit for 2003 (RMB 19.011 billion) in accordance with the PRC Accounting Rules and Regulations to statutory public welfare fund;

iv Discretionary surplus reserve at the end of 2003 was RMB 7.000 billion, the same as that at the beginning of the year;

v Unrecognized investment losses at the end of 2003 was 0.243 billion, an increase by RMB 0.243 billion compared with the beginning of the year. The increase was due to unrecognized investment losses exceeding the carrying value of long-term equity investment;

vi Consolidated undistributed profits at the end of 2003 was RMB 19.975 billion, an increase by RMB 7.406 billion compared with the beginning of the year. The increase was mainly due to the fact that Sinopec Corp. had realized a consolidated net profit of RMB 19.011 billion for 2003 in accordance with the PRC Accounting Rules and Regulations, but RMB 3.802 billion was used for the appropriation of statutory surplus reserve and statutory public welfare fund, and RMB 7.803 billion was declared as interim dividend for 2003 and final dividend for 2002; and

vii Total shareholders' funds at the end of 2003 was RMB 162.946 billion, an increase by RMB 11.229 billion compared with the beginning of the year.

(5)   Details of provisions for assets in the consolidated financial statements


                                                                                                 Unit: RMB millions
                                          Beginning    Provision     Written back  Written off           End of the
Item                                     of the year  for the year   for the year  for the year                year

1  Allowance for doubtful accounts             4,538        2,008             107           906               5,533
-------------------------------------------------------------------------------------------------------------------
   Of which: Allowance for doubtful
               accounts for accounts
               receivable                      2,666          910              46           345               3,185
-------------------------------------------------------------------------------------------------------------------
             Allowance for doubtful
               accounts for other
               receivables                     1,872        1,098              61           561               2,348
-------------------------------------------------------------------------------------------------------------------
2  Provision for impairment losses
     on short-term investments                    --           --              --            --                 --
-------------------------------------------------------------------------------------------------------------------
3  Provision for diminution in value
     of inventories                              486          196              82            81                519
-------------------------------------------------------------------------------------------------------------------
4  Provision for impairment losses
     on long-term equity investments             184          131              16            28                271
-------------------------------------------------------------------------------------------------------------------
5  Provision for impairment losses
     on fixed assets                             391          940              --            --              1,331
-------------------------------------------------------------------------------------------------------------------
6  Provision for impairment losses
     on intangible assets                         --           --              --            --                 --
-------------------------------------------------------------------------------------------------------------------
7  Provision for impairment losses
     on construction in progress                  --           --              --            --                 --
-------------------------------------------------------------------------------------------------------------------
8  Provision for entrusted loans                  --           --              --            --                 --
-------------------------------------------------------------------------------------------------------------------

(6) Significant changes of items in the financial statements Reasons for the changes of data during the reporting period where the fluctuation is more than 30%, and such item is 5% or more of the total assets at the balance sheet date or more than 10% of the profit before taxation:


                                                          Changes
                            At 31        At 31       Amount   Percentage
Items                    December     December   increased/  of increase/                Analysis of changes
                             2003         2002  (decreased)   (decrease)
                               RMB millions    RMB millions            %

Provision for impairment    1,331          391          940          240    Mainly due to provisions based on recoverable
                                                                            amount after losses on fixed assets operation
                                                                            plan amendments
-----------------------------------------------------------------------------------------------------------------------------
Construction in progress   28,513       21,122        7,391           35    Please refer to note 14 in the financial
                                                                            statements prepared in accordance  with the PRC
                                                                            Accounting Rules and Regulations
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax assets         1,752          357        1,395          391    Please refer to note 16 in the financial
                                                                            statements  prepared in  accordance  with the PRC
                                                                            Accounting Rules and Regulations
-----------------------------------------------------------------------------------------------------------------------------
Receipts in advance         5,908        3,767        2,141           57    Mainly due to the Company  enhanced  the level of
                                                                            deposit required from customers
-----------------------------------------------------------------------------------------------------------------------------
Taxes payable               6,986        3,380        3,606          107    Mainly due to the increase in VAT and income
                                                                            tax payable
-----------------------------------------------------------------------------------------------------------------------------
Other creditors            27,537       19,787        7,750           39    Mainly due to the increase in payables for
                                                                            acquisitions of Maoming ethylene assets,
                                                                            Tahe Petrochemical and Xi'an Petrochemical
                                                                            as well as other payables arising from
                                                                            construction projects
-----------------------------------------------------------------------------------------------------------------------------
Accrued expenses              303          561         (258)         (46)   Mainly due to the decrease in accrued and
                                                                            unpaid transportation cost and miscellaneous
                                                                            production costs
-----------------------------------------------------------------------------------------------------------------------------
Debentures payable             --        1,500       (1,500)        (100)   This item was classified to current portion
                                                                            of long-term liabilities
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities      289          474         (185)         (39)   Please refer to note 16 in the financial
                                                                            statements prepared in accordance with the
                                                                            PRC Accounting Rules and Regulations
-----------------------------------------------------------------------------------------------------------------------------




                                                         Changes
                           For the year ended        Amount   Percentage
                               31 December       increased/ of increase/
Items                        2003         2002  (decreased)   (decrease)                   Analysis of changes
                              RMB millions     RMB millions            %

Income from principal     417,191      324,184       93,007           29    Please refer to Management's Discussion and Analysis
operations
---------------------------------------------------------------------------------------------------------------------------------
Cost of sales             323,104      251,182       71,922           29    Please refer to Management's Discussion and
                                                                            Analysis
---------------------------------------------------------------------------------------------------------------------------------
Administrative expenses    21,219       17,253        3,966           23    Please refer to Management's Discussion and
                                                                            Analysis
---------------------------------------------------------------------------------------------------------------------------------
Exploration expenses        6,133        4,363        1,770           41    Please refer to Management's Discussion and
                                                                            Analysis (including dry holes)
---------------------------------------------------------------------------------------------------------------------------------
Non-operating expenses      6,334        1,643        4,691          286    Please refer to note 37 in the financial
                                                                            statements prepared in accordance with the
                                                                            PRC Accounting Rules and Regulations
---------------------------------------------------------------------------------------------------------------------------------
Taxation                    9,361        6,809        2,552           37    Mainly due to the increase of profit before
                                                                            taxation
---------------------------------------------------------------------------------------------------------------------------------
Minority interests          1,886        1,082          804           74    Mainly due to the increase of net profit
                                                                            from subsidiaries
---------------------------------------------------------------------------------------------------------------------------------
Unrecognized investment       243           --          243           --    Mainly due to unrecognized investment losses
                                                                            exceeding losses the carrying value of
                                                                            long-term equity investment
---------------------------------------------------------------------------------------------------------------------------------

2 FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")


                                                                                  Unit: RMB millions

                                                          For the year ended 31 December
                                                 2003          2002       2001       2000       1999

    Turnover and other operating revenues     443,136       345,145    323,629    336,386    242,031
-----------------------------------------------------------------------------------------------------
    Operating profit                           37,267        28,679     27,669     39,568     15,723
-----------------------------------------------------------------------------------------------------
    Profit from ordinary activities
      before taxation                          34,081        25,085     24,900     34,658      6,849
-----------------------------------------------------------------------------------------------------
    Profit attributable to shareholders        21,593        16,315     16,246     23,197      4,921
-----------------------------------------------------------------------------------------------------
    Basic earnings per share (RMB)              0.249         0.188      0.191      0.325      0.072
-----------------------------------------------------------------------------------------------------
    Earnings per share (Based on the total
      number of shares in issue at the
      year end) (RMB)                           0.249         0.188      0.187      0.276      0.072
-----------------------------------------------------------------------------------------------------
    Return on capital employed (%)               9.04          7.08       6.79      11.03       4.90
-----------------------------------------------------------------------------------------------------
    Return on net assets (%)                    12.86          9.96      10.37      16.28       5.15
-----------------------------------------------------------------------------------------------------
    Net cash flow from operating activities
      per share (RMB)                           0.699         0.635      0.654      0.362      0.377
-----------------------------------------------------------------------------------------------------


                                                                                  Unit: RMB millions

                                                                    At 31 December
                                                 2003          2002       2001       2000       1999

    Non-current assets                        301,490       285,361    268,675    231,187    201,649
-----------------------------------------------------------------------------------------------------
    Net current (liabilities)/assets          (22,677)      (15,458)   (15,373)    10,732    (36,260)
-----------------------------------------------------------------------------------------------------
    Non-current liabilities                   (85,048)      (82,071)   (73,039)   (76,244)   (47,841)
-----------------------------------------------------------------------------------------------------
    Minority interests                        (25,866)      (24,009)   (23,559)   (23,228)   (22,016)
-----------------------------------------------------------------------------------------------------
    Net assets                                167,899       163,823    156,704    142,447     95,532
-----------------------------------------------------------------------------------------------------
    Net assets per share (RMB)                  1.937         1.889      1.807      1.698      1.389
-----------------------------------------------------------------------------------------------------
    Adjusted net assets per share (RMB)         1.908         1.876      1.788      1.688      1.379
-----------------------------------------------------------------------------------------------------
    Debt/equity ratio*(%)                       32.06         32.03      30.59      34.13      32.72
-----------------------------------------------------------------------------------------------------
    *  Debt/equity ratio= long-term loans / (shareholders' funds + long-term loans) x 100%

3 MAJOR DIFFERENCES BETWEEN THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS ON NET PROFIT FOR THE YEAR 2003 AND SHAREHOLDER'S FUNDS AT THE END OF THE REPORTING PERIOD:

    (1) Analysis of the Effects of Major Differences Between the PRC Accounting Rules and Regulations and IFRS on Net Income:

                                                                     Unit: RMB millions

                                                                        For the year
                                                                      ended 31 December
                                                                      2003          2002

       Net profit under the PRC Accounting
         Rules and Regulations                                      19,011        14,121
       ---------------------------------------------------------------------------------
       Adjustments:
          Depreciation of oil and gas properties                     1,784         2,311
          ------------------------------------------------------------------------------
          Disposal of oil and gas properties                         1,260            --
          ------------------------------------------------------------------------------
          Capitalization of general borrowing costs                    389           338
          ------------------------------------------------------------------------------
          Acquisition of Sinopec Maoming, Xi'an
             Petrochemical and Tahe Petrochemical                      326           235
          ------------------------------------------------------------------------------
          Acquisition of Sinopec National Star                         117           117
          ------------------------------------------------------------------------------
          Gain from issuance of shares by a subsidiary                 136            --
          ------------------------------------------------------------------------------
          Gain from debt restructuring                                  82            --
          ------------------------------------------------------------------------------
          Revaluation of land use rights                                18            18
          ------------------------------------------------------------------------------
          Unrecognized losses of subsidiaries                         (182)           --
          ------------------------------------------------------------------------------
          Pre-operating expenditures                                  (169)           --
          ------------------------------------------------------------------------------
          Effects of the above adjustments on taxation              (1,179)         (825)
          ------------------------------------------------------------------------------
       Net profit under IFRS*                                       21,593        16,315
       ---------------------------------------------------------------------------------

     (2) Analysis of the Effects of Major Differences Between the PRC Accounting Rules And Regulations and IFRS on Shareholders' Funds:


                                                                   Unit: RMB millions

                                                                       At 31 December
                                                                      2003          2002
       Shareholders' funds under the PRC
         Accounting Rules and Regulations                          162,946       151,717
       ---------------------------------------------------------------------------------
       Adjustments:
       ---------------------------------------------------------------------------------
          Depreciation of oil and gas properties                    10,885         9,112
       ---------------------------------------------------------------------------------
          Disposal of oil and gas properties                         1,260            --
       ---------------------------------------------------------------------------------
          Capitalization of general borrowing costs                  1,125           736
       ---------------------------------------------------------------------------------
          Acquisition of Sinopec Maoming, Xi'an
             Petrochemical and Tahe Petrochemical                       --         9,338
       ---------------------------------------------------------------------------------
          Acquisition of Sinopec National Star                      (2,812)       (2,929)
       ---------------------------------------------------------------------------------
          Revaluation of land use rights                              (870)         (822)
       ---------------------------------------------------------------------------------
          Effect of minority interests on unrecognised losses
            of subsidiaries                                             61            --
       ---------------------------------------------------------------------------------
          Pre-operating expenditures                                  (169)           --
       ---------------------------------------------------------------------------------
          Impairment losses on long-term assets                       (113)         (113)
       ---------------------------------------------------------------------------------
          Government grants                                           (326)         (291)
       ---------------------------------------------------------------------------------
          Effects of the above adjustments on taxation              (4,088)       (2,925)
       ---------------------------------------------------------------------------------
       Shareholders' funds under IFRS*                             167,899       163,823
       ---------------------------------------------------------------------------------

       * The above financial information is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1   CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.


                                                                                    Increase / Decrease
                                                                                  Capitali-
                                                                                   zation
                                                    Prior                         of surplus                                 After
                                                 to changes    Placing    Bonus    reserves   IPO    Others  Sub-total     Changes

    1 Shares not listed
    --------------------------------------------------------------------------------------------------------------------------------
       (i)  Promoter shares                       47,742.561       --       --         --      --        --        --    47,742.561
    --------------------------------------------------------------------------------------------------------------------------------
            of which: State-owned shares          47,742.561       --       --         --      --        --        --    47,742.561
    --------------------------------------------------------------------------------------------------------------------------------
       (ii) Others 19,379.390                             --       --       --         --      --        --        --    19,379.390
    --------------------------------------------------------------------------------------------------------------------------------
       Total number of shares
         not in circulation                       67,121.951       --       --         --      --        --        --    67,121.951
    --------------------------------------------------------------------------------------------------------------------------------
    2  Shares listed and in circulation
    --------------------------------------------------------------------------------------------------------------------------------
       (i)  Publicly listed domestic shares
            ("A Shares")                           2,800.000       --       --         --      --        --        --     2,800.000
    --------------------------------------------------------------------------------------------------------------------------------
       (ii) Overseas listed foreign shares
            ("H Shares")                          16,780.488       --       --         --      --        --        --    16,780.488
    --------------------------------------------------------------------------------------------------------------------------------
    Total number of shares listed
      and in circulation                          19,580.488       --       --         --      --        --        --    19,580.488
    --------------------------------------------------------------------------------------------------------------------------------
    3  Total number of shares                     86,702.439       --       --         --       --       --        --    86,702.439
    --------------------------------------------------------------------------------------------------------------------------------


2   ISSUANCE OF SHARES AND INFORMATION OF LISTING

    On 16 July 2001, Sinopec Corp. issued A shares in the PRC market. The number of shares issued was 2.8 billion, with an issue price of RMB 4.22 per share and the net proceeds from the issue were RMB 11.648 billion. Up to now, all the shares issued are in circulation in the PRC.


3   SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

    Number of shareholders of Sinopec Corp. as at 31 December 2003: 348,255
    (including 13,388 holders of H Shares)

    (1)   Top ten shareholders

                                                                   Increase/      Number of
                                                                    decrease    shares held           As a percentage of    Domestic
                                                                   (thousand      (thousand         Total                     Shares
                                               Type of Shares held   shares)        shares) shareholdings       H Shares    (Note 1)
                                                                                                      (%)            (%)         (%)
       China Petrochemical Corporation         State-owned Shares          0     47,742,561         55.06             --       68.28
       -----------------------------------------------------------------------------------------------------------------------------
       HKSCC (Nominees) Limited                H Shares            2,691,475     11,639,618         13.42          69.36          --
       -----------------------------------------------------------------------------------------------------------------------------
       China Development Bank                  State-owned Shares          0      8,775,570         10.12             --       12.55
       -----------------------------------------------------------------------------------------------------------------------------
       China Cinda Asset Management Corp.      State-owned Shares          0      8,720,650         10.06             --       12.47
       -----------------------------------------------------------------------------------------------------------------------------
       ExxonMobil Far East Holdings Ltd.       H Shares                    0      3,168,529          3.65          18.88          --
       -----------------------------------------------------------------------------------------------------------------------------
       bp Oil Espana S.A.                      H Shares                    0      1,829,229          2.11          10.90          --
       -----------------------------------------------------------------------------------------------------------------------------
       China Orient Asset Management Corp.     State-owned Shares          0      1,296,410          1.50             --        1.85
       -----------------------------------------------------------------------------------------------------------------------------
       Guo Tai Jun An Corp. (Note 2)           State-owned Shares,
                                               A Shares               10,428        597,188          0.69             --        0.85
       -----------------------------------------------------------------------------------------------------------------------------
       Social Security Fund Portfolio 107      A Shares              (77,900)        72,100          0.08             --        0.10
       -----------------------------------------------------------------------------------------------------------------------------
       Xinghe Securities Investment Fund       A Shares               33,656         61,948          0.07             --        0.09
       -----------------------------------------------------------------------------------------------------------------------------
       Explanation for the            There are no connections among corporate shareholders. Sinopec Corp. is not aware of
       relationships among            any connection or activities in concert between other holders of shares in
       the top ten shareholders       circulation and is not aware of any pledges, lock-ups or trust of shareholdings of
       or activities                  holders of H Shares. Sinopec Corp. is not aware of any interests which are
       in concert                     discloseable pursuant to section 336 of the Securities and Futures Ordinance, Cap 571 of the Laws of Hong Kong. Sinopec Corp. is not aware of any pledges, lock-ups or trust of shareholdings of holders of A Shares.
       -----------------------------------------------------------------------------------------------------------------------------


     Note:

     1. Domestic shares include A Shares and non-tradable State-owned Shares.

     2. Including 586.76 million State-owned Shares and 10.428 million A
        Shares.


(2)  Top ten Shareholders with tradable shares

                                                                   Increase/      Number of
                                                                    decrease    shares held           As a percentage of   Domestic
                                                                   (thousand      (thousand         Total                  Shares
                                               Type of Shares held   shares)        shares) Shareholdings    H Shares      (Note)
                                                                                                      (%)         (%)         (%)
       HKSCC (Nominees) Limited                H Shares            2,691,475     11,639,618         13.42       69.36          --
       --------------------------------------------------------------------------------------------------------------------------
       ExxonMobil Far East Holdings Ltd.       H Shares                    0      3,168,529          3.65       18.88          --
       --------------------------------------------------------------------------------------------------------------------------
       bp Oil Espana S.A.                      H Shares                    0      1,829,229          2.11       10.90          --
       --------------------------------------------------------------------------------------------------------------------------
       Social Security Fund Portfolio 107      A Shares              (77,900)        72,100          0.08          --        0.10
       --------------------------------------------------------------------------------------------------------------------------
       Xinghe Securities Investment Fund       A Shares               33,656         61,948          0.07          --        0.09
       --------------------------------------------------------------------------------------------------------------------------
       Qingdao Port Authority                  A Shares                              60,000          0.07          --        0.09
       --------------------------------------------------------------------------------------------------------------------------
       Guangfa Jufu Securities Investment Fund A Shares               47,800         47,800          0.06          --        0.07
       --------------------------------------------------------------------------------------------------------------------------
       Yunan Hongta Investment Co.             A Shares                              40,000          0.05          --        0.06
       --------------------------------------------------------------------------------------------------------------------------
       Ningbo Port Authority                   A Shares               (2,350)        37,650          0.04          --        0.05
       --------------------------------------------------------------------------------------------------------------------------
       Tianyuan Securities Investment Fund     A Shares               27,643         36,102          0.04          --        0.05
       --------------------------------------------------------------------------------------------------------------------------
       Explanation for the            There are no connections among corporate shareholders. Sinopec Corp. is not aware of
       relationships among            any connection or activities in concert between other holders of shares in
       the top ten shareholders       circulation and is not aware of any pledges, lock-ups or trust of shareholdings of
       or activities                  holders of H Shares. Sinopec Corp. is not aware of any interests which are
       in concert                     discloseable pursuant to section 336 of the Securities and Futures Ordinance, Cap 571 of the Laws of Hong Kong. Sinopec Corp. is not aware of any pledges, lock-ups or trust of shareholdings of holders of A Shares.
       -----------------------------------------------------------------------------------------------------------------------------
       Note:  Domestic Shares include A Shares and non-tradable State-owned Shares.


4   CHANGES IN CONTROLLING SHAREHOLDER AND THE ACTUAL controlling persons

    During the reporting period, there was no change to the controlling shareholder or the actual controlling persons.

    (1)  Controlling Shareholder

         The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation ("Sinopec Group Company"). Established in July 1998, Sinopec Group Company is the State authorized investment arm and a State-owned controlling company. Its registered capital is RMB 104.9 billion, and the legal representative is Mr Chen Tonghai. Through reorganization in 2000, Sinopec Group Company injected its principal petroleum and petrochemical operations into Sinopec Corp., and retained operations in certain petrochemical facilities and smaller-scale refineries. It provides well-drilling services, oil testing services, in-well operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction and utility services and social services.

    (2) Basic Information of Other Legal Person Shareholders Holding 10% or More of Shares of Sinopec Corp., Other Than HKSCC (Nominees) Limited

         i China Development Bank: established in 1994 with a registered capital of RMB 50 billion. Its authorised legal representative is Mr Chen Yuan. China Development Bank is primarily engaged in the management and operation of the operating construction funds and interest discount funds within the State budget; providing loans to significant infrastructure industries and projects and pillar industries; handling of re-lending loans from foreign governments and international financial institutions; issuance of corporate bonds; appraisal, consultation and guarantees of construction project loans; underwriting enterprise bonds and indirect syndications.

         ii China Cinda Asset Management Corp.: China Cinda Asset Management Corp. was established on 20 April 1999, with a registered capital of RMB 10 billion. Its legal representative is Mr Zhu Dengshan. China Cinda Asset Management Corp. is primarily engaged in the acquisition and operation of non-performing assets segregated from China Construction Bank; debt collections, and exchange, transfer and sale of assets; debt reorganization and enterprise restructuring; debt-equity swap and holding of equity for certain period; securitisation of assets; listing recommendations within the scope of asset management and underwriting of bonds and stocks; issuance of bonds and commercial borrowings; borrowing from financial institutions; valuation of assets and projects; enterprise audits, bankruptcy and liquidation.

CHAIRMAN'S STATEMENT

To all shareholders,

On behalf of the Board of Directors of Sinopec Corp., I would like to extend my sincere gratitude for your continued support to the Company.

In 2003, in response to the complex and changing market situations, the Company adjusted its operating strategy with flexibility, reinforced its corporate governance, and carried forward its internal reform. As a result, the Company managed to achieve relatively good operating results, notwithstanding the losses incurred for disposal of certain low efficiency assets and incurring certain costs in connection with the reform. According to the Company's accounts prepared under the PRC Accounting Rules and Regulations, the Company's net profit was RMB 19.01 billion, up by 34.63% compared with 2002. According to the Company's accounts prepared under the International Financial Reporting Standards (IFRS), the profit attributable to shareholders was RMB 21.59 billion, representing an increase of 32.35% compared with 2002. Looking at the Company's integrated operations, the Exploration and Production Segment kept posting a good profit growth. The Refining Segment increased its profit as utilization rate improved. The Chemicals Segment recorded a significant growth in profit as both of its production and sales volume increased partly as a result of the recovery in the industry. Particularly worth mentioning, the Marketing and Distribution Segment managed to reinforce the Company's position as a leading player in the Chinese market, thanks to its efforts over the years in establishing the marketing and distribution network across the country. The Marketing and Distribution Segment also continued to maintain a stable growth in profit, and the competitive advantage of the Company's integrated operation gradually emerged. Development achieved by the Company over the past years has been gradually recognized by the capital market. As a result, shareholders' returns increased significantly, and the enterprise value of the Company greatly went up as well.

All these achievements benefited from the rapid growth of Chinese economy. In addition, they were also a result of the Company's continued reinforcement on corporate governance, further intensified corporate reform, continued focus on scientific and technological advancement as well as further optimized asset structure. On top of that, our thanks shall also be extended to the employees for their continuing efforts. The achievements of the Company also evidenced that the Company's ongoing strategy, which features "expanding resources and market, reducing cost and prudent investment", is practical and works. These achievements strengthened the Board's determination to continue to implement and develop the strategy in a more comprehensive and thoughtful manner.

Since its IPO in 2000, the Company has maintained a fairly stable dividend pay-out level. According to the Company's earnings in 2003 and the needs for sustainable development in the future, the Board of Directors proposed a dividend distribution of RMB 0.09 per share for the full year of 2003. After considering the interim dividend of RMB 0.03 per share that had been paid, final dividend for year 2003 is RMB 0.06 per share, which is equivalent to RMB
6.00 per ADS.

In 2003, the Company's corporate governance was further improved. The second session of the Board of Directors and the Supervisory Committee were both elected through the general meeting of shareholders. Pursuant to the regulatory requirements of equity authorities on which it is listed, Sinopec Corp. revised and improved its corporate governance documents including its Articles of Association to reinforce the role of the independent directors, and enhanced the level of its scientific decision-making. In addition, the Company improved its internal control rules and its internal management practices to minimize operating risks.

In 2003, the Company made important progresses in the area of corporate reforms. With regard to employee incentive program, the Company took an important step forward by introducing a market-rate based compensation system to rationalize the internal compensation mechanism and stabilize its work force. With the implementation of reform measures such as flattening the management levels and enhancing the management efficiency, the Company continued to reduce its number of employees in order to enhance its operating efficiency. During the year, the Company reduced its staff size by 21,000 persons, thus further improved its productivity and managerial efficiency. Regarding the managerial system, the Company kept strengthening the managerial functions of each business segment, and further specialised its product marketing system with the formation of Acrylic Fiber Sales Company, hence taking its first step in reforming the chemicals marketing system. Regarding asset optimization, the Company optimized further its investment structure to keep in line with the market situation, increased its capital expenditure to accord with the market demands, and further enhanced the Company's competitive strengths. In addition, to seize market opportunities, the Company acquired some of the business operations from its parent company including Maoming ethylene assets, Tahe Petrochemicals and Xi'an Petrochemicals, businesses of which competed with the Company before the acquisitions. These acquisitions further strengthened the core businesses of its Refining and Chemicals Segments, reduced the connected transactions and competitions within the industry, and enhanced its market position in South and North Western China. Meanwhile, upholding a principle of "only do what ought to be done", the Company disposed of certain less-competitive and low efficient assets. These measures have improved the Company's portfolio and quality of assets, and laid a foundation for the sustainable development of the Company in the future.

Looking into the future and facing the sweeping tide of economic globalization, we are fully aware of the opportunities and challenges ahead. The greatest opportunity presented to us is that China's economy is experiencing a precious period of strategic growth, and domestic demands for petroleum and petrochemical products are strong and growing, which offered the Company an opportunity for faster expansion. The biggest challenge we face is that the marketplace is to be further opened to the overseas competitors, and market competitions will be fiercer than ever. As a backbone enterprise in the pillar industry for China's economy, and as one of the largest integrated energy and petrochemical companies in Asia, we will firmly uphold the vision of "Vision of Reform governs business activities to achieve effective growth". Aiming to maximize the overall profitability, the Company will closely follow the market trends, take the internal reform and technological advancement as driven force, and continuously rationalise its business and asset portfolio. The Company will implement its existing corporate strategy, streamline assets structure while coordinate the overall development to deliver the development of the Company in harmony with the healthy development of the environment and society, and make efforts to enhance the competitiveness and sustainable profitability of the Company. In this way, we could achieve long-term and sustainable corporate development with an aim to reward our shareholders, employees, customers and the society.




Chen Tonghai
Chairman

Beijing China, 26 March 2004

BUSINESS REVIEW AND PROSPECTS
BUSINESS REVIEW

In 2003, despite the negative influence exerted by SARS, China's economy still sustained a rapid and healthy growth with a GDP growth rate of 9.1%, and domestic demands for petroleum and petrochemical products increased accordingly. According to the estimation of the Company, the domestic consumption of refined oil products (gasoline, diesel oil and kerosene including jet fuel) reached 133.97 million tonnes in 2003, up by 7.22% over 2002 whilst the domestic apparent consumption of petrochemical products (in terms of ethylene) reached 15.055 million tonnes, up by 9.65% over 2002.

In 2003, the Company overcame the unfavorable market condition resulting from the significant fluctuations of international oil prices which affected its production and business operation, and also underwent severe challenges characterized by the slow down in domestic demands for refined oil products in the first half of 2003 due to SARS and dramatic demands growth in the second half of 2003. Faced with the complex and ever-changing market situations as such, the Company closely monitored the domestic and international market situation, adjusted its operating strategy with flexibility, and ensured safety in production. In addition, the Company adjusted its asset structure, increased the total production and sales volume, further reduced costs and headcount, and improved its economic and technical indicators. Thanks to the joint efforts of our employees, the Company achieved reasonably sound operating results. The Exploration and Production Segment continued to post a solid performance. The Refining Segment and Marketing & Distribution Segment recorded a stable growth of their operating results. The Chemicals Segment also posted a growth in profit at a relatively quick pace. Overall, advantage of integrated operation has gradually emerged.

1   REVIEW OF MARKET ENVIRONMENT

    (1)  Crude oil market
         Due to various factors, the international crude oil prices in 2003 remained at a relatively high level. The Platts global Brent spot price averaged US$ 28.83 per barrel, up by US$ 3.87 per barrel over 2002 (Figure 1). The domestic crude oil price has basically followed the trend in the international market. Average realized price of crude oil produced by the Company was US$ 27.56 per barrel, up by US$
         5.14 per barrel over 2002.

    (2)  Refined oil products market
         In 2003, domestic prices of refined oil products underwent relatively slight changes while domestic demand for refined oil products grew at a higher rate. In particular after SARS, demand for refined oil products surged dramatically as a result of rapid economic growth, increased number of automobile and power supply shortage in certain parts of the country.

   (3)   Chemicals Market
         In 2003, China's domestic demands for chemical products continued to grow robustly. The annual apparent consumption of synthetic resins, synthetic fibers, monomer and polymer for synthetic fibers, and synthetic rubbers amounted to 29.02 million tonnes, 12.25 million tonnes, 19.12 million tonnes and 2.20 million tonnes, respectively, representing an increase of 11.2%, 14.7%, 11.9% and 8.9%, respectively, over 2002.

         As the global chemical business gradually recovered, the gross margin of chemical production improved. The domestic price trend of the major chemical products basically followed the trend on the global market. The average realized prices of synthetic resins and synthetic fibers, which are the principal chemical products of the Company, increased by 15.2% and 14.3%, respectively, over 2002 (Figure 2).

2   REVIEW OF PRODUCTION OPERATIONS

    In 2003, the Company continued to closely follow the market demands, and proactively implemented its operating strategies, which are "expanding resources and market, reducing costs and disciplining investments", hence good achievements have been attained in both business operations and reform.

    (1)  Exploration and production segment
         In 2003, the Company seized the opportunity of high crude oil prices, and made further efforts in exploration and achieved relatively good results in exploration, development and production of crude oil and natural gas.

         In connection with exploration activities, the Company completed a planar seismic belt of 29,168 kilometers, a three-dimensional seismic belt of 7,927 square kilometers and drilled 550 test wells, with a drilling footage of 1,443 kilometers. Certain achievements were attained in terms of exploration of hidden oil reserves in the new blocks, buried hill and new series of strata within the Shengli Oil Field in East China, which enabled the Company to deliver a stable production and enhance its reserves in near term. In western part of China, the Company identified three zones (Tahe Region, and Tazhong region in Tarim Basin and the Eastern Part in the Hinterlands of Junger basin) as the important areas where more oil reserves could be discovered, thus providing important supplemental resources for addition of oil reserves as well as production of crude oil and natural gas in the last two years of the Tenth Five-Year Plan period. In South China and Ordos Basin, new progress was made in terms of exploration of natural gas, thus providing resources for the Company to expand its natural gas business. All these efforts resulted in the Company's improvement in reserve profile of crude oil and natural gas, making it possible to enhance its future oil reserve and production. Owing to the joint venture for the development of oil and natural gas at Xihu Trough, East China Sea, the Company's proved reserves of crude oil were reduced by 25.4 million barrels, and proved reserves of natural gas were reduced by 649 billion cubic feet. In addition, in accordance with the evaluation guideline used by the Company, those undeveloped reserves of crude oil and natural gas over 3 years were re-categorized. For these reasons, the newly added proved reserves of crude oil and natural gas in 2003 declined. In terms of development, the Company drilled 1,880 development wells in 2003, with a drilling footage of 4,258 kilometers and newly built crude oil and natural gas production capacity of 5.93 million tonnes per year, and 890 million cubic meters per years respectively. In 2003, the Company's production of crude oil and natural gas reached
         270.96 million barrels and 187.7 billion cubic feet respectively, representing an increase of 0.43% and 4.98%, respectively, over 2002.

Summary of Operations of the Exploration and Production Segment


                                                                                  Change
                                                                               from 2002
                                                   2003       2002       2001 to 2003(%)
Crude oil production (mmbbls)                    270.96     269.80     269.16       0.43
----------------------------------------------------------------------------------------
Natural gas production (bcf)                      187.7      178.8      162.8       4.98
----------------------------------------------------------------------------------------
Newly added proved reserves of crude oil (mmbbls)   208        375        316     (44.53)
----------------------------------------------------------------------------------------
Newly added proved reserves of natural gas (bcf) (254.3)      20.2      309.0   (1,358.9)
----------------------------------------------------------------------------------------
Year end proved reserves of crude oil (mmbbls)    3,257      3,320      3,215      (1.90)
----------------------------------------------------------------------------------------
Year end proved reserves of natural gas (bcf)   2,887.6    3,329.4    3,488.0     (13.27)
----------------------------------------------------------------------------------------
Year end proved reserves of crude oil
  and natural gas (mmboe)                         3,738      3,875      3,796      (3.54)
----------------------------------------------------------------------------------------


Summary of Production and Operations of Shengli Oil Field

                                                                                   Change
                                                                                from 2002
                                                   2003       2002       2001  to 2003(%)
Crude oil production (mmbbls)                    189.25     189.68     189.43      (0.23)
----------------------------------------------------------------------------------------
Natural gas production (bcf)                       28.6       26.5      30.01       7.92
----------------------------------------------------------------------------------------
Newly added proved reserves of crude oil (mmbbls)   196        240        250     (18.33)
----------------------------------------------------------------------------------------
Newly added proved reserves of natural gas (bcf)   70.1       (5.1)      24.9      1,475
----------------------------------------------------------------------------------------
Year end proved reserves of crude oil (mmbbls)    2,271      2,264      2,214       0.31
----------------------------------------------------------------------------------------
Year end proved reserves of natural gas (bcf)     308.9      267.4      299.0      15.52
----------------------------------------------------------------------------------------
Year end proved reserves of crude oil
  and natural gas (mmboe)                         2,322      2,308      2,264       0.61
----------------------------------------------------------------------------------------

(2) Refining segment
    In 2003, faced with ever-changing market situations, the Company further optimized its allocation of crude oil resources and improved coordination practices to ensured its oil refining facilities were operating at high load. In 2003, the Company processed 116.26 million tonnes of crude oil, up by 10.71% over 2002. The Company endeavored to adjust its product mix, increased the production of high value- added products and chemical feedstock to meet market demands. Meanwhile, the Company made efforts to revamp its existing oil refining facilities to improve product quality. The quality of its gasoline and diesel has met the new national standards. The Company produced 9.23 million tonnes of high-grade gasoline, up by 38.8% over 2002. The Company continued its reform in the lubricating oil marketing system, integrated its resources, launched a unified brand onto the market, and managed to expand its market shares. In addition, the Company continued to reinforce management practices and scientific and technological advancement. As a result, all of the major economic and technical indicators of the Refining Segment were improved. In 2003, the light products yield reached 73.80%, up by 0.58 percentage points over 2002. The refining yield reached 92.63%, up by 0.13 percentage points over 2002.


                                             Sources of Crude oil    Unit: 10,000 tonnes
                                                                                  Change
                                                                               from 2002
                                                   2003       2002       2001 to 2003 (%)

    Self-supply                                   2,820      2,890      2,941       (2.4)
    -------------------------------------------------------------------------------------
    PetroChina Company Ltd.                       1,308      1,457      1,446      (10.2)
    -------------------------------------------------------------------------------------
    CNOOC                                           557        622        618      (10.5)
    -------------------------------------------------------------------------------------
    Imported                                      7,114      5,668      4,918       25.5
    -------------------------------------------------------------------------------------
    Total                                        11,799     10,637      9,923       10.9
    -------------------------------------------------------------------------------------

    Summary of Operations of the Refining Segment
                                                                                  Change
                                                                               from 2002
                                                   2003       2002       2001 to 2003 (%)

    Crude throughput (mbbls/day)                2,341.0    2,114.6    2,042.4       10.7
    -------------------------------------------------------------------------------------
    of which: sour crude throughput (mbbls/day)   478.7      402.8      387.6       18.8
    -------------------------------------------------------------------------------------
    Refinery utilization rate (%)                  87.8       79.3       77.9       8.5
                                                                              percentage
                                                                                  points
    -------------------------------------------------------------------------------------
    Gasoline, diesel and kerosene including
       jet fuel (million tonnes)                  68.72      62.42      61.14       10.1
    -------------------------------------------------------------------------------------
       of which: Gasoline (million tonnes)        21.74      19.62      18.74       10.8
    -------------------------------------------------------------------------------------
          Diesel (million tonnes)                 41.67      37.74      37.93       10.4
    -------------------------------------------------------------------------------------
          Kerosene including jet fuel (million tonnes)5.31        5.06       4.47       4.9
    -------------------------------------------------------------------------------------
    Chemical feedstock (million tonnes)           16.46      15.04      12.36        9.4
    -------------------------------------------------------------------------------------
    Light products yield (%)                      73.80      73.22      72.33       0.58
                                                                              percentage
                                                                                  points
    -------------------------------------------------------------------------------------
    Refining yield (%)                            92.63      92.50      92.23       0.13
                                                                              percentage
                                                                                  points
    -------------------------------------------------------------------------------------

    Notes:

    a) Crude oil processing volume is converted at 1 tonne = 7.35 barrels.

    b) All the operating data excluded Xi'an Petrochemical and Tahe
       Petrochemical.

(3) Marketing and Distribution segment
    In 2003, based on the market demands, the Company made efforts to expand its total sales volume while further optimizing its various marketing channels to increase retail and distribution volume. In addition, the Company reinforced its internal management and resource allocation, improved its service quality, and paid close attention to the coordination between production and sales. At the same time, the Company further improved its distribution network by speeding up the construction of sales outlets, focusing on increasing the number of its petrol stations along expressways and main roads, and expanding its presence in rural areas and along the rivers. As a result, the Company's ability to control the end-customer market has been reinforced.

    In 2003, the total domestic sales volume of refined oil products reached
    75.92 million tonnes, representing an increase of 8.3% over 2002, of which the retail volume amounted to 38.85 million tonnes, up by 11.9% over the previous year. The Company's market share of retail volume in its principal markets reached 69%, up by 1 percentage over the preceding year. The efficiency of petrol stations kept growing with the annual throughput per petrol station reached 1,686 tonnes, up by 8.1% compared with that in the previous year. The retail sales volume together with direct distribution volume of refined oil products accounted for 71.36% of the total domestic sales volume, up by 3.76 percentage over 2002. At the end of 2003, the Company has 24,506 self-operated petrol stations, and 5,736 franchised petrol stations. In 2003, the Company adjusted its export volume to keep in line with market demand with a total export volume of
    6.083 million tonnes of refined oil products, up by 21.2% over that in 2002.

Summary of Operations of Marketing and Distribution Segment


                                                                                  Change
                                                                               from 2002
                                                   2003       2002       2001 to 2003 (%)
Total domestic sales of refined
  oil products (million tonnes)                   75.92      70.09      67.74        8.3
-----------------------------------------------------------------------------------------
of which:
-----------------------------------------------------------------------------------------
    Retail volume (million tonnes)                38.85      34.73      30.43       11.9
    -------------------------------------------------------------------------------------
    Direct Distribution volume (million tonnes)   15.33      12.63      11.64       21.4
    -------------------------------------------------------------------------------------
    Wholesale volume (million tonnes)             21.74      22.73      25.67       (4.4)
-----------------------------------------------------------------------------------------
Average annual throughput per
    petrol station (tonne/station)                1,686      1,560      1,473        8.1
-----------------------------------------------------------------------------------------
Number of total petrol stations under
    SINOPEC brand at year-end (stations)         30,242     28,127     28,246        7.5
-----------------------------------------------------------------------------------------
of which:
-----------------------------------------------------------------------------------------
    Number of self-operated petrol stations
      (stations)                                 24,506     24,000     24,062        2.1
-----------------------------------------------------------------------------------------
    Number of petrol stations franchised
      (stations)                                  5,736      4,127      4,184       39.0
-----------------------------------------------------------------------------------------
Percentage of retail to total domestic             51.2       49.6       44.9        1.6
    sales volume (%)                                                          percentage
                                                                                  points
-----------------------------------------------------------------------------------------

(4) Chemicals segment
    In 2003, the Company continued to coordinate and optimize supply of chemical feedstock, and actively promoted its experience in operating facilities for longer running periods and thus maintained the high utilization rate of chemical facilities. As a result, the production of its major petrochemical products has all increased significantly. In 2003, the Company produced 3.169 million tonnes of ethylene, up by 16.67% over that in 2002. The production of its major chemical products such as synthetic resins, synthetic fibers, monomers and polymers for synthetic fibers, and synthetic rubbers have all increased significantly. Since the Company resorted to scientific and technological measures to improve its product mix, the production of high value-added products was further increased. Furthermore, the Company actively tapped the market, and managed to register a growth in terms of the production, prices and sales volume of its chemical products. In addition, the Company proactively carried forward the reform to its distribution system of chemical products, and established an acrylic fibre marketing branch, thus making a solid step forward in terms of reforming its chemicals marketing system.


Production of Major Chemicals                                         Unit: 1,000 tonnes

                                                                                  Change
                                                                               from 2002
                                                   2003       2002       2001 to 2003 (%)
Ethylene                                        3,169.1    2,716.4      2,153      16.67
----------------------------------------------------------------------------------------
Synthetic resins                                4,691.0    4,004.8      3,204      17.13
----------------------------------------------------------------------------------------
    of which: performance compound resins       2,304.9    1,846.9      1,332      24.80
----------------------------------------------------------------------------------------
Synthetic rubbers                                 501.9      457.7        398       9.66
----------------------------------------------------------------------------------------
Monomers and polymers for Synthetic fibers      4,417.5    3,833.5      3,598      15.23
----------------------------------------------------------------------------------------
Synthetic fibers                                1,279.5    1,153.0      1,028      10.97
----------------------------------------------------------------------------------------
    of which: differential fibers                 477.4        402        326      18.76
----------------------------------------------------------------------------------------
Urea                                            2,027.6    2,666.3      2,342     (23.95)
----------------------------------------------------------------------------------------

Notes: all the operating data excluded Maoming Ethylene.

(5) Research and development
    In order to enhance its core competitiveness, the Company launched an active drive for scientific and technological innovation and advancement, and has succeeded in implementing a number of technological projects, including exploration of concealed oil and gas reserves in tertiary system strata in Jiyang Trough and related technologies and second generation of packaged technology for 200,000 tonnes/year loop polypropylene unit. In addition, a number of technological advancements have been commercialized, including the detailed profiling and developing technology for severe heterogeneous petroleum reserves, flexible and multi-functional catalytic cracking technologies and 70,000 tonnes/year cyclohexanone oxime technology. Besides, the technologies such as prospecting and monitoring the distribution of remaining petroleum reserve at high water content stage, and catalyst and promoter for olefin concentration reduction in cat-cracked gasoline were applied on a wide range. Among others, a series of techniques, which have been developed solely by the Company, have allowed the Company to produce gasoline that complies with China's new quality standard with a lower investment. Besides, the Company also made new progress in a number of research projects, such as technology for desulfuration and reduction of olefin concentration in cat-cracked gasoline by aromatisation. Furthermore, the "Great Wall" branded specialty lubricant and grease developed by the Company have been successfully used in China's Shenzhou 5 spaceship.

    Major breakthroughs were made in terms of pilot test and implementation of ERP programs. So far, the application results of ERP are becoming apparent. The Company also made progress in, among other areas, applying domestically-made high-performance computers in exploration and development of crude oil and natural gas, application of IC cards at petrol stations, developing and applying the "Ningbo-Shanghai-Nanjing crude oil transportation and distribution management system", "comprehensive oil field management system", and "advanced process control system".

(6) Cost saving
    In 2003, the Company made significant efforts in carrying out its cost saving plans. In addition to reducing procurement cost of bulk material such as crude oil, the Company focused on minimizing material and energy consumption and controlling expenses. The results in cost saving were remarkable.

    In 2003, the Company effectively saved costs by RMB 2.722 billion, which exceeded the original target of RMB 2.5 billion by RMB 222 million. Of the total costs saved, the Exploration and Production Segment achieved a cost saving totaled RMB 805 million. As the Company took the opportunity of higher crude oil price, the Company increased certain in-well operations, and incurred more costs in order to resume production in those fields that suffered stormy sea tide and flood. The lifting cost increased from US$
    6.12 per barrel in 2002 to US$ 6.47 per barrel in 2003. The Refining Segment achieved a cost saving of RMB 740 million with cash operating cost slightly declined to US$ 2.00 per barrel from US$ 2.02 per barrel. The Chemicals Segment achieved a cost saving of RMB 639 million with cash operating cost of ethylene dropped to US$ 142.63 per tonne from US$ 149.24 per tonne. The Marketing and Distribution Segment achieved a cost saving of RMB 538 million. As the Company made efforts to increase its retail and distribution volume, the transportation costs increased accordingly. Cash operating cost in the segment went up to RMB 174.95 per tonne in 2003, from RMB 166 per tonne in 2002.

(7) Capital expenditure
    In 2003, the Company's capital expenditure was RMB 45.049 billion. Among which, the expenditure for Exploration and Production Segment was RMB
    20.628 billion. The Company found new reserves and increased oil and gas production, reinforced the foundation of its resources, and improved its profile of the possible, probable and proved reserves. The expenditure for Refining Segment was RMB 9.729 billion. With the investment, a number of facilities were revamped to improve the product quality, and to increase refining capacity. Refining capacity increased by 5.5 million tones per year for the whole year. The Ningbo-Shanghai-Nanjing imported crude oil pipeline will soon be put into operation, which will help optimize the allocation of crude oil and reduce transportation costs. The expenditure for the Marketing and Distribution Segment was RMB 6.826 billion, which was mainly used to construct pipelines of refined oil products, and to further optimize the marketing networks by building new petrol stations and upgrading existing petrol stations. As a result of the investment, the Company secured its leading position in its principal market, raised brand awareness and further enhanced customer loyalty. The expenditure for the Chemicals Segment was RMB 7.348 billion. With the investment, the Qilu ethylene revamp project was under construction and the chemical fertilizer revamp projects have all started. The ethylene capacity increased by 70,000 tonnes/year, and capacity of monomers and polymers for synthetic fibers increased by 770,000 tonnes/year. Capital expenditure for corporate and others was RMB 518 million, which was principally used in the construction of information technology system.

    In addition, the Company's joint ventures including the project with BP in Shanghai were progressing smoothly, the capital expenditure by the Company for these joint ventures was RMB 4.193 billion in 2003.

(8) Cooperation with foreign partners
    In 2003, the Company's major joint ventures progressed smoothly. The joint venture with CNOOC, Shell and Unocal for exploration and development of natural gas at Xihu Trough, East China Sea was officially launched. The joint venture ethylene projects with BASF in Nanjing and with BP in Shanghai, both of which are expected to be put into operation in early 2005, are under construction in full scale. The joint venture with Shell for Coal Gasification in Hunan province is under construction, which is expected to complete construction in 2005. The feasibility study of joint venture with ExxonMobil and Saudi Aramco for an integrated oil refining and chemical project in Fujian, has already been approved by the government authorities and preparation work is under way. The joint feasibility study of joint venture with Shell in Jiangsu province for retail business cooperation of refined oil products has been approved by the State Council, and a joint venture company is to be established soon. The joint feasibility study of joint venture with BP in Zhejiang for retail business cooperation of refined oil products has been submitted to the Ministry of Commerce of the People's Republic of China for approval. All these joint venture projects will help the Company in adopting advanced technologies and managerial expertises of multinational corporations, and hence enhance its market competitiveness and help the Company meet the growing demands of products in China and Asian Pacific regions.

BUSINESS PROSPECT

1   Market Outlook
    Looking forward for 2004, in terms of the domestic and international market, the Company will be confronted with both good opportunities and severe challenges.

    (1)  Opportunities
         The recovery of global economy is expected to accelerate. Both refining and chemicals business seem to be moving into cyclical upturn. China's economy also presents a significant opportunity for strategic development. It is predicted that China's GDP growth rate will be around 7% in 2004, which will drive consumption for petroleum and petrochemical products, and further provide a sound environment for the Company's business growth.

    (2)  Challenges
         Aside from the above opportunities, the Company is also faced with various challenges: (1) the international oil market is undergoing big fluctuations, and the crude oil price is likely to fall below the 2003 average, (2) a number of factors including the further opened domestic market to overseas competitiors, cancellation the import quota of state designated trading company for importing refined oil products, the increased import quota of non-state designated trading companies for importing refined oil products, as well as additional reduction of import duty for chemical products, will give rise to even fiercer competitions in the market.

2   Production and Operations
    Faced with the opportunities and challenges in 2004, the Company intends to adopt a flexible operating strategy and focus on the following areas:

    Exploration and Production Segment: The Company will adhere to the principle of "balanced reserves, production, investment and efficiency", set up a notion of "operations of oil reserves", make efforts to add supplemental resources, and reduce costs, as well as to enhance the recovery rate and commodity rate. Meanwhile, the Company will give priority to the exploration in the western areas to increase the production in those areas. In addition, the Company will make efforts to further tap the existing resources in the eastern matured areas and maintain the stable production of crude oil and natural gas so that the Company can keep balance between newly added reserve and production, and at the same time ensure a sustainable growth of its exploration and production business.

    In 2004, the Company plans to produce 38.60 million tonnes of crude oil,
    5.8 billion cubic meters of natural gas, and newly build production capacity of crude oil would be 5.98 million tonnes per year and that of natural gas 1.534 billion cubic meters per year.

    Refining Segment: the Company intends to rationally arrange its crude oil throughput in line with market demands, optimize the allocation and transportation of crude oil resources, as well as adjust its product mix. For the year 2004, the Company plans to process 120.3 million tonnes of crude oil. The Company will continue to tap the market for the petroleum products other than gasoline, diesel and kerosene, and will endeavor to increase the production of high value-added products, such as LPG, propylene, high-grade road asphalt, and lubricating oil, to further increase the major techno-economic indicators with the target for light products yield at 74% and refining yield at 92.7%.

    Marketing and Distribution Segment: The Company will continue to strengthen its awareness and concept of "market, competitiveness and services" and proactively tap the market. Meanwhile, the Company will further adjust its marketing structure, increase its retail and direct distribution volume, and increase the retail market shares. The Company intends to continue to optimize the allocation of refined oil products, reduce costs and improve its efficiency. Based on the domestic and international market situation, the Company will rationalize domestic sales and export volume. In 2004, the Company plans to have a total domestic sales volume of refined oil products of 80 million tonnes, including a retail sales volume of 42 million tonnes, and a direct distribution volume of 16.5 million tonnes.

    Chemicals Segment: Efforts will be made to "ensure safe, stable, sustained and optimal production at a high utilization rate", and to increase the total production and sales volume. The Company will continue to monitor the market demands and make efforts in marketing promotion and customer service. In addition, the Company will speed up its reform of its marketing system to improve the competitiveness in the market. In the 2004, the Company plans to produce 3.56 million tonnes of ethylene, 5.4 million tonnes of synthetic resins, 520 thousand tonnes of synthetic rubbers, 1.28 million tonnes of synthetic fiber, and 4.76 million tonnes of synthetic fiber monomers and polymers. The priority will be given to quality, varieties and cost control. As a result, the Company intends to further improve its competitiveness, and increase the production of performance compound resins and differential fibers.

    Scientific and Technological Development: The Company accelerated its development of core technology and proprietary technology. In light of the difficulties in maintaining stable production in those matured fields in the east of China and the breakthrough in those newly developed fields, the Company will focus on conducting in-depth research of concealed reserves of crude oil and natural gas and the formation mechanism of natural gas reserves, and intensifying its study of the general geology in the west and south of China, and to solve the engineering roadblocks in terms of the technology for development of oil reserves in carbonate rock cavity, and to improve the technology for enhancing the recovery rate in those matured fields. Besides, the Company has followed market demands closely, made efforts to increase the aggregate operating results of the Refining and Chemicals Segments, and endeavored to achieve such operating objectives as "improving the product quality and adjusting the product mix". Moreover, the Company pooled its resources and made efforts in developing a number of techniques for production of clean fuel, production increase of chemical feedstock, production of low-cost hydrogen, and the "Localization of packaged technology for large-scale ethylene unit", with an aim to develop its core technology, proprietary technology and popular products of its own. Meanwhile, the Company formed its own investment plan with reference to the actual needs of each of its business segments in terms of production and business operation, and made further efforts in promoting its scientific and technological research results.

    Continued efforts were made in the construction of information system with a focus on ERP, reinforce the building of information system in production level. Additionally, the Company urged its affiliated subsidiaries to apply the ERP system, and improve and optimize the functions of the ERP system as well, set up the information management system to work in conjunction with its established modern logistics system. The Company also intends to promote the application of the primary and secondary logistic optimization programs for refined oil products in a full range, and realize the full-process monitoring over and deployment optimization of Ningbo-Shanghai-Nanjing crude oil pipeline transportation and distribution management system, as well as initialize the construction of an information management system for the crude oil pipeline along the Yangtze River and southwest refined oil products pipeline at an appropriate time.

    Cost Saving: In 2004, the Company will resort to scientific and technological advancement, reinforce its management practices, and intensify its reform measures, enhance its operating efficiency. It plans to achieve a cost saving of RMB 2.5 billion, of which Exploration and Production Segment is going to achieve a cost saving by RMB 600 million, Refining Segment RMB 600 million, Chemicals Segment RMB 700 million, and Marketing and Distribution Segment RMB 600 million.

    Prudent Investment: The Company is going to assume the adjustment on investment structure as the starting point, motivate the streamlining on existing assets through adjusting newly added investments. In 2004, the Company is expected to budget its capital expenditure at RMB 50.2 billion, of which RMB19.9 billion for the Exploration and Production Segment, RMB11.8 billion for Refining Segment, RMB 9.5 billion for Chemicals Segment, RMB 8.0 billion for Marketing and Distribution Segment, and RMB 1 billion for ERP system construction and other sectors. The capital expenditure in 2004 will focus on the following areas:

    Exploration and Production Segment: While maintaining stable production and ensuring a balance between newly added reserves and production in eastern China, efforts are to be made to speed up the exploration in those new blocks in southern China and in western China, proactively adjust crude oil and natural gas resource structure to enhance reserves and production, further improve reserve series and reduce cost.

    Refining Segment: In accordance with the regional demand of refined oil products, the company will speed up the revamp of costal refineries such as Shanghai Petrochemical, Gaoqiao, Maoming and Guangzhou refinery. The Ningbo-Shanghai-Nanjing crude oil pipeline is to be put into operation to help the optimization of crude oil resources. Moreover, the Company will further develop its competitive advantage for integration of oil refining and chemical production facilities, further optimize product mix and increase chemical feedstock production.

    Chemicals Segment: The Company will speed up the adjustment on product mix and technological innovation for chemical business, focus on core business and increase total production. Emphasis will be drawn on the second-round upgrading projects for Qilu and Maoming ethylene facilities and the project of substituting oil by coal as raw materials in some chemical fertilizer enterprises.

    Marketing and Distribution Segment: the Company will complete the construction of southwest refined oil products pipeline, and further optimize the marketing and distribution network. Efforts are to be made to construct petrol stations along expressways and rivers and in rural areas, and to set up distribution networks in major cities, to consolidate the Company's leading position in the market, and to improve the Company's profitability and market share.

    In addition, the two world-class ethylene joint ventures with BASF and BP is at critical construction phase. The Company will, according to schedule and scale of construction determined by the board of directors of the two joint ventures and the Sinopec Corp.'s percentage of shareholdings in the joint ventures, inject investment in a timely manner. The investment to be incurred shall be included in the Company's investment in associates and the Company's capital expenditure as appropriate.

    In this year, we are confident that under leadership of the Board of Directors and with the joint efforts made by our employees, the Company will further improve its competitiveness, and continue to post reasonably good operating results.

HEALTH, SAFETY AND ENVIRONMENT (HSE)

Sinopec Corp. has been long dedicated to pursuing HSE and economic development in a well-coordinated manner, and establishing a long-standing and efficient mechanism of safe production. The Company has strictly honored its social responsibilities, and solemnly carried out its operating motto featuring "safety first, preventative measures, full participation, comprehensive governance, environment improvement, health protection, scientific management, and sustainable development". In 2003, the Company continued to maintain its safe and stable production, endeavored to provide the society with safe, reliable and environment-friendly products with high quality, protected the environment, cared for the health of its employees, made continued efforts to get along well with the community, established a good social image, and achieved even better performance in HSE.

o     STEADY IMPROVEMENT OF HSE MANAGEMENT
      Since 2001 when Sinopec Corp. announced its implementation of HSE management system, the Company has invited an international HSE Consulting Service Company to guide it on how to establish an HSE management system. At the end of 2003, 49 branch companies and subsidiaries of the Company have already established and put into operation a relatively complete HSE management system.

o IMPLEMENTATION OF A PRECAUTION-ORIENTED POLICY, AND A PRE-EVALUATION OF THE SAFETY RISKS OF THE NEWLY LAUNCHED PROJECTS.
      In 2003, the Company completed the pre-evaluation of the safety risks of a number of new, modified and expanded projects, such as the southwest refined oil product pipeline, and revamping of PTA unit in Yangzi Petrochemical. It also evaluated the risks, on a regular basis, arising from those existing facilities and utilities systems. Moreover, principal facilities and critical parts were subject to dynamic monitoring and management by designated operators. For any problem found in the evaluation, the Company would rectify the potential problems and trace along the full process accordingly until such potential problems were eliminated completely, so as to ensure a safe production.

o ACTIVE PROMOTION OF CLEAN PRODUCTION TO SAVE WATER AND REDUCE EFFLUENTS. In 2003, the Company conducted acceptance of the clean production pilot program in some of its branches and subsidiaries, and assessed certain operative techniques of clean production which are worth promoting. Besides, the Company reinforced its control of water consumption, conducted a more intensive assessment on the use of water, and actively developed practical water-saving techniques. Compared with the year 2002, the water consumption for industrial purpose was brought down by 1%, despite of a huge increase in the production.

o     PROVIDING CLEANER FUEL FOR THE SOCIETY
      Since 1 July 2002, the Company has fully complied new national standard for light diesel. Under the new standard, sulphur content is reduced from 1.0% to 0.2% (m/m). Since 1 July 2003, the Company has fully complied the new national standard of gasoline for motor vehicle.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PART OF THE FINANCIAL INFORMATION PRESENTED IN THIS SECTION IS DERIVED FROM THE COMPANY'S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS").

1   CONSOLIDATED RESULTS OF OPERATIONS
    In 2003, the Company's turnover and operating profit were RMB 424.3 billion and RMB 37.3 billion, respectively, representing an increase of 28.9% and 30.0%, respectively, over those in the previous year. These changes are largely attributable to a number of factors. First, the Company closely monitored the changes in market demands, and quickly responded to such changes through adjustments of its operating strategy. Second, to take advantage of the favorable opportunity of higher prices of crude oil and chemical products in the global market and the rapid growth of Chinese economy, the Company managed to overcome the negative impact caused by SARS and further expanded its target market. In addition, the Company continued to strive for better operating results through more strengthened management, further corporate reforms, better asset structure and more efficient operation.

    The table below sets forth the major items in the consolidated income statement of the Company for the indicated periods.


                                                Year ended 31 December            Change
                                                     RMB billions                    (%)
                                                2003              2002

    Turnover and other operating revenues      443.1             345.1              28.4
    -------------------------------------------------------------------------------------
    of which: Turnover                         424.3             329.1              28.9
    -------------------------------------------------------------------------------------
              Other operating revenues          18.8              16.0              17.5
    -------------------------------------------------------------------------------------
    Operating expenses                        (405.8)           (316.4)             28.3
    -------------------------------------------------------------------------------------
    of which:
    -------------------------------------------------------------------------------------
       Purchased crude oil, products and
         operating supplies and expenses      (312.5)           (237.6)             31.5
    -------------------------------------------------------------------------------------
       Selling, general and administrative
         expenses                              (25.9)            (21.5)             20.5
    -------------------------------------------------------------------------------------
       Depreciation, depletion and
         amortization                          (26.7)            (25.3)              5.5
    -------------------------------------------------------------------------------------
       Exploration expenses (including
         dry holes)                             (6.1)             (4.4)             38.6
    -------------------------------------------------------------------------------------
       Personnel expenses                      (16.2)            (14.4)             12.5
    -------------------------------------------------------------------------------------
       Employee reduction expenses              (1.0)             (0.2)            400.0
    -------------------------------------------------------------------------------------
       Taxes other than income tax             (13.5)            (11.9)             13.4
    -------------------------------------------------------------------------------------
       Other operating expenses, net            (3.9)             (1.1)            254.5
    -------------------------------------------------------------------------------------
    Operating profit                            37.3              28.7              30.0
    -------------------------------------------------------------------------------------
    Net finance costs                           (3.8)             (4.2)             (9.5)
    -------------------------------------------------------------------------------------
    Investment income, share of profit less
       losses from associates and gain from
       issuance of shares by a subsidiary        0.6               0.6               0.0
    -------------------------------------------------------------------------------------
    Profit from ordinary activities before
      0taxation                                 34.1              25.1              35.9
    -------------------------------------------------------------------------------------
    Taxation                                   (10.6)             (7.7)             37.7
    -------------------------------------------------------------------------------------
    Profit from ordinary activities
      after taxation                            23.5              17.4              35.1
    -------------------------------------------------------------------------------------
    Minority interests                          (1.9)             (1.1)             72.7
    -------------------------------------------------------------------------------------
    Profit attributable to shareholders         21.6              16.3              32.5
    -------------------------------------------------------------------------------------

  (1)  Turnover and other operating revenues

       In 2003, the Company's turnover and other operating revenues were RMB
       443.1 billion, representing an increase of 28.4% compared with 2002. Turnover was RMB 424.3 billion, representing an increase of 28.9% compared with 2002. In 2003, prices of crude oil, petroleum products and chemical products in the global market all went up. To seize the market opportunity, the Company increased its refining throughput and increased the sales volume of its refined products. In addition, the Company's sales volume of major petrochemical products increased significantly. The Company's other operating revenues went up to RMB
       18.8 billion in 2003, representing an increase of 17.5% compared with 2002. The "other operating revenues" mainly constituted of sales revenue from its sale of raw and auxiliary materials and other products and services to China Petrochemical Corp. and its subsidiaries and to third parties. The turnover and other operating revenues principally consisted of the following:

       Sale of crude oil and natural gas

       Most of crude oil and a small portion of natural gas produced by the Company were internally used by its refining and chemical production. The remaining was sold to the refineries controlled by the Company's controlling shareholder, China Petrochemical Corp. and other customers. In 2003, turnover from crude oil and natural gas that were sold externally amounted to RMB 14.9 billion, accounting for 3.4% of the Company's turnover and other operating revenues, representing an increase of 36.7% compared with that of RMB 10.9 billion in 2002. Such increase was mainly due to the increase in both price and sales volume of crude oil. The external sales price of crude oil increased to RMB 1,493 per tonne from RMB 1,189 per tonne in 2002, representing an increase of 25.6%. The external sales volume went from 6.35 million tonnes in 2002 to 7.22 million tonnes in 2003, representing an increase of 13.7%. The external sales price of natural gas rose from RMB 574 per thousand cubic meters in 2002 to RMB 591 per thousand cubic meters in 2003, and the external sales volume increased from 3.2 billion cubic meters in 2002 to 3.4 billion cubic meters in 2003.

       Sale of petroleum products

       The Company's Refining Segment and Marketing and Distribution Segment sell petroleum products (mainly consisting of gasoline, diesel, jet fuel, kerosene and other refined petroleum products) to third parties. In 2003, the external sales revenue of petroleum products by these two segments were RMB 295.9 billion, accounting for 66.8% of the Company's turnover and other operating revenues, representing an increase of 28.4% compared with that of RMB 230.5 billion in 2002. The sales revenue of gasoline and diesel was RMB 209.1 billion, accounting for 70.7% of the total sales revenue of petroleum products, representing an increase of 23.5% from that of RMB 169.3 billion in 2002. Among others, the sales revenue of gasoline in 2003 was RMB 77 billion, representing an increase of 21.6% compared with 2002. The sales revenue of diesel was RMB 132.1 billion, representing an increase of 24.6% compared with 2002. The increase of sales revenue of gasoline and diesel was due to both the rise of gasoline and diesel prices and the increased sales volume as a result of the Company's proactive efforts. In 2003, the average external sales price of gasoline was RMB 3,298 per tonne, representing an increase of 17.5% compared with 2002, and the average external sales price of diesel was RMB 2,794 per tonne, representing an increase of 16% compared with 2002. The external sales volume of gasoline was 23.36 million tonnes, representing an increase of 3.6% compared with 2002, and the external sales volume of diesel was 47.29 million tonnes, representing an increase of 7.4% compared with 2002. The combined sales volume of gasoline and diesel was 6.1% higher than that of 2002.

       Sales of chemical products

       In 2003, the Company's external sales revenue of chemical products was RMB 80.7 billion, accounting for 18.2% of its turnover and other operating revenues, representing an increase of 27.9% compared with that of RMB 63.1 billion in 2002. The increase was mainly due to the significant increase in both chemical products prices and sales volumes of major chemical products as a result of strong domestic demand for chemical products. In 2003, the Company completed the revamp of certain of its ethylene and other downstream facilities, which increased the Company's production capacity of certain chemical products. In 2003, the external sales volumes of synthetic resin, synthetic fiber, synthetic rubber, synthetic fiber monomer and polymer were, respectively, 4.52 million tonnes, 1.33 million tonnes, 550 thousand tonnes and 2.41 million tonnes, representing an increase of 18%, 12.7%, 7.8% and 33.9%, respectively, compared with 2002. The external sales prices of such products were, respectively, RMB 6,042 per tonne, RMB 9,639 per tonne, RMB 8,513 per tonne and RMB 5,788 per tonne, representing an increase of 15.2%, 14.3%, 31.6% and 7.9%, respectively, compared with 2002.

  (2)  Operating expenses

       In 2003, the Company's operating expenses were RMB 405.8 billion, representing an increase of 28.3% compared with 2002. The operating expenses mainly consisted of the following:

       Purchased crude oil, products, and operating supplies and expenses

       The Company's purchased crude oil, products and operating supplies and expenses were RMB 312.5 billion, accounting for 77% of the operating expenses, up by RMB 74.9 billion compared with 2002, representing an increase of 31.5%. Among others:

       o Purchased crude oil expenses were RMB 164.3 billion, accounting for 40.5% of the total operating expenses, up by RMB 45 billion compared with 2002, representing an increase of 37.7%.

           To meet the increasing demands in the market associated with the rapid growth of the Chinese economy, the Company increased its crude oil throughput. In 2003, the Company's crude oil throughput was 116.66 million tonnes (excluding amounts processed for third parties), representing an increase of 11.23 million tonnes, or 10.7%, compared with 2002. Of the Company's crude oil throughput, the Exploration and Production Segment supplied 28.08 million tonnes, down by 1.46 million tonnes compared with 2002, representing a decrease of 4.9%. The Company processed 88.58 million tonnes of crude oil purchased from third parties, up by
           12.69 million tonnes compared with 2002, representing an increase of 16.7%. Since March 2003, crude oil price in the global market has gradually increased. The Company's average cost for crude oil purchased from third parties in 2003 was RMB 1,855 per tonne, up by RMB 283 per tonne compared with 2002, representing an increase of 18%.

        o In 2003, the Company's other purchase expenses were RMB 148.2 billion, accounting for 36.5% of the total operating expenses, up by RMB 29.9 billion compared with 2002, representing an increase of 25.3%. This increase was mainly due to the increased costs of oil products and chemical feedstock caused by the increase in crude oil price.

        Selling, general and administrative expenses

        o In 2003, the Company's selling, general and administrative expenses were RMB 25.9 billion, up by RMB 4.4 billion compared with 2002, representing an increase of 20.5%. This increase was largely due to:

        o In 2003, provision for bad debts increased by RMB 1.15 billion compared with 2002.

        o In connection with the upgrade of production facilities and improved technologies, the Company disposed of certain low efficiency production equipment in 2003 causing an increase in the expense related to disposal of relevant spare parts by RMB 500 million compared with 2002.

        o Expenses in research and development increased by RMB 0.59 billion compared with 2002.

        o Operating lease rentals increased by RMB 0.39 billion compared with 2002, mainly because the Company leased some additional petrol stations to further expand its distribution channels of oil products.

        o After the expansion and upgrading of some chemical facilities, sales volume of chemical products increased. In addition, proportion of retail over the total sales volume of refined oil products, and total sales volume of refined oil products increased. Accordingly, the selling expenses (such as transportation costs) increased by RMB 690 million compared with 2002;

       Depreciation, depletion and amortization

       In 2003, the Company's depreciation, depletion and amortization were RMB 26.7 billion, up by 5.5% over 2002. The increase was mainly because of the addition of property, plant and equipment as a result of capital expenditure.

       Exploration expenses

       In 2003, the Company's exploration expenses were RMB 6.1 billion, representing an increase of 38.6% compared with 2002. The increase was principally because the Company continued to increase investment in the exploration activities, especially in those major new blocks in the western and southern part of China.

       Personnel expenses

       In 2003, the Company's personnel expenses were RMB 16.2 billion, representing an increase of 12.5% compared with 2002. The increase was largely because the Company introduced a market-rate based employee compensation system reform. As a result, wage, salary and welfare expenses increased by RMB 1.6 billion.

       Employee reduction expenses

       As part of its voluntary staff reduction plan, the Company incurred approximately RMB 1 billion as staff reduction expenses for approximately 21,000 employees who voluntarily terminated their employment with the Company in 2003.

       Taxes other than income tax

       In 2003, the Company's taxes other than income tax were RMB 13.5 billion, representing an increase of 13.4% compared with 2002. The increase was largely because of the increase of consumption tax and surcharges as a result of the increased sales volume of gasoline and diesel of the Company.

       Other operating expenses, net

       In 2003, the Company's other operating expenses (net) were RMB 3.9 billion, representing an increase of RMB 2.8 billion compared with 2002. The increase was largely due to:

        o To facilitate its long-term development strategy, the Company further improved its asset structure and its overall asset quality. In 2003, the Company incurred a net loss of RMB 2.22 billion on disposal of certain low efficiency assets, which included RMB 90 million from the Exploration and Production Segment, RMB 740 million from the Refining Segment, RMB 370 million from the Marketing and Distribution Segment, RMB 1.01 billion from the Chemicals Segment, and RMB 10 million from others, up by RMB 1.42 billion compared with 2002.

        o In order to allocate its internal resources more efficiently, the Company revised the production plans for certain less efficient facilities in 2003, and accordingly made a provision for impairment of long-lived assets of RMB 0.88 billion representing the difference between the expected recoverable value and the net book value of these assets.

   (3)  Operating profit

        In 2003, the Company's operating profit was RMB 37.3 billion, representing an increase of 30% compared with 2002.

   (4)  Net finance costs

        In 2003, the Company's net finance costs were RMB 3.8 billion, down by RMB 400 million compared with 2002, representing a decrease of 9.5%. This was primarily because the Company further reduced the aggregate amount of its short-term loan and adjusted its financing structure to include, among others, certain US dollar loans. The interest expense was RMB 3.7 billion in 2003, decreased by RMB 0.4 billion compared with 2002.

   (5)  Profit from ordinary activities before taxation
        In 2003, the Company's profit from ordinary activities before taxation was RMB 34.1 billion, representing an increase of 35.9% compared with 2002.

   (6)  Taxation
        In 2003, the Company's taxation was RMB 10.6 billion, representing an increase of 37.7% compared with 2002.

   (7)  Minority interests
        In 2003, the Company's minority interests were RMB 1.9 billion, representing an increase of 72.7% compared with 2002.

   (8)  Profit attributable to shareholders:
        In 2003, the Company's profit attributable to shareholders was RMB 21.6 billion, representing an increase of 32.5% compared with 2002.

2   DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS

    The Company divides its operations into four business segments (Exploration and Production Segment, Refining Segment, Marketing and Distribution Segment and Chemicals Segment) and Corporate and Others. Unless otherwise specified, the financial data discussed in the section have not eliminated the inter-segment transactions. In addition, the operating revenue, data of each segment include the "other operating revenues" of the segment.

    The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

                                                      Year ended                   As a percentage               As a percentage
                                                      December 31                  of consolidated               of consolidated
                                                                                 operating revenues            operating revenues
                                                                                before elimination of         after elimination of
                                                                                 inter-segment sales           inter-segment sales
                                                  2003            2002           2003            2002          2003            2002
                                                       RMB billions                         %                            %
Exploration and Production Segment
-----------------------------------------------------------------------------------------------------------------------------------
    External sales (1)                            23.0            18.2             3.1             3.1          5.2             5.3
    -------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                           47.3            39.4             6.4             6.8
    -------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                            70.3            57.6             9.5             9.9
    -------------------------------------------------------------------------------------------------------------------------------
Refining Segment
-----------------------------------------------------------------------------------------------------------------------------------
    External sales (1)                            62.2            49.2             8.4             8.5         14.0            14.2
    -------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                          211.6           164.6            28.5            28.4
    -------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                           273.8           213.8            36.9            36.9
    -------------------------------------------------------------------------------------------------------------------------------
Marketing and Distribution Segment
-----------------------------------------------------------------------------------------------------------------------------------
    External sales (1)                           238.8           184.7            32.2            31.9         53.9            53.5
    -------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                            2.6             2.3             0.4             0.4
    -------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                           241.4           187.0            32.6            32.3
    -------------------------------------------------------------------------------------------------------------------------------
Chemicals Segment
-----------------------------------------------------------------------------------------------------------------------------------
    External sales (1)                            84.9            67.2            11.4            11.6         19.2            19.5
    -------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                            7.4             7.9             1.0             1.4
    -------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                            92.3            75.1            12.4            13.0
    -------------------------------------------------------------------------------------------------------------------------------
Corporate and others segment
-----------------------------------------------------------------------------------------------------------------------------------
    External sales (1)                            34.2            25.8             4.6             4.5          7.7             7.5
    -------------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                           29.4            19.9             4.0             3.4
    -------------------------------------------------------------------------------------------------------------------------------
    Operating revenues                            63.6            45.7             8.6             7.9
-----------------------------------------------------------------------------------------------------------------------------------
Operating revenues before elimination
-----------------------------------------------------------------------------------------------------------------------------------
  of inter-segment sales                         741.4           579.2           100.0           100.0
-----------------------------------------------------------------------------------------------------------------------------------
Elimination of inter-segment sales              (298.3)         (234.1)
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated operating revenues                  443.1           345.1                                        100.0           100.0
-----------------------------------------------------------------------------------------------------------------------------------

Notes:(1) including other operating revenues.

The following table shows the operating revenues, operating expenses and operating profit by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change from 2002 to 2003.


                                         Year ended December 31        Percentage change
                                         2003                  2002    from 2002 to 2003
                                                RMB billions                         (%)
Exploration and Production Segment
----------------------------------------------------------------------------------------
    Operating revenues                   70.3                  57.6                 22.0
----------------------------------------------------------------------------------------
    Operating expenses                   51.1                  42.8                 19.4
    Operating profit                     19.2                  14.8                 29.7
----------------------------------------------------------------------------------------
Refining Segment
----------------------------------------------------------------------------------------
    Operating revenues                  273.8                 213.8                 28.1
----------------------------------------------------------------------------------------
    Operating expenses                  267.8                 207.8                 28.9
    Operating profit                      6.0                   6.0                  0.0
----------------------------------------------------------------------------------------
Marketing and Distribution Segment
----------------------------------------------------------------------------------------
    Operating revenues                  241.4                 187.0                 29.1
----------------------------------------------------------------------------------------
    Operating expenses                  229.5                 178.6                 28.5
    Operating profit                     11.9                   8.4                 41.7
----------------------------------------------------------------------------------------
Chemicals Segment
----------------------------------------------------------------------------------------
    Operating revenues                   92.3                  75.1                 22.9
----------------------------------------------------------------------------------------
    Operating expenses                   90.1                  74.5                 20.9
    Operating profit                      2.2                   0.6                266.7
----------------------------------------------------------------------------------------
Corporate and others segment
----------------------------------------------------------------------------------------
    Operating revenues                   63.6                  45.7                 39.2
----------------------------------------------------------------------------------------
    Operating expenses                   65.6                  46.8                 40.2
----------------------------------------------------------------------------------------
    Operating profit                     (2.0)                 (1.1)                81.8
----------------------------------------------------------------------------------------

(1) Exploration and Production Segment
    The business activities of the Exploration and Production Segment consist of exploration, development, production and sale of crude oil and natural gas.

    In 2003, operating revenues of the segment were RMB 70.3 billion, representing an increase of 22% compared with 2002. The increase was mainly due to the rise of crude oil price in 2003.

    In 2003, average realized price of crude oil sold by this segment was RMB 1,620 per tonne, representing an increase of 22.9% compared with 2002. Average realized price of natural gas was RMB 596 per thousand cubic meters, representing an increase of 4.2% compared with 2002. Sales volume of crude oil was 35.75 million tonnes, representing an increase of 0.6% compared with 2002. Sales volume of natural gas was 3.5 billion cubic meters, representing an increase of 6.1% compared with 2002.

    In 2003, the segment's operating expenses were RMB 51.1 billion, up by RMB
    8.3 billion compared with 2002, representing an increase of 19.4%. The increase was primarily because:

    o In 2003, the segment continued to implement its strategy featuring "expansion of resources", and increased investment in exploration activities in a number of new blocks in the western and southern part of China. As a result, the exploration expenses (including the costs of dry holes) increased by RMB 1.77 billion compared with 2002.

    o Due to the increase of downhole operation activities and rise of fuel and other costs as a result of the increase in crude oil price, the lifting cost of crude oil and natural gas was up by RMB 1.04 billion compared with 2002.

    o Other expenses including supply of materials were up by RMB 800 million compared with 2002.

    o In 2003, as a result of the employee compensation system reform, wages, salaries and welfare expenses were up by approximately RMB 700 million compared with 2002.

    o In 2003, depreciation, depletion and amortization were RMB 9.4 billion, up by RMB 400 million compared with 2002, due to the addition of fixed assets resulted from the segment's capital investments.

    o Provision for impairment losses of assets was up by RMB 310 million compared with 2002.

    o Due to the increase of sales revenues royalties for compensation of the use of mineral resources increased. In addition, land lease rentals increased due to the increase in leased land area. The sum of these two items was up by RMB 220 million compared with 2002.

    o Disposal of spare parts increased by approximately RMB 100 million compared with 2002.

    Compared with 2002, in light of the high crude oil price, this segment increased its workload of certain downhole operation in order to maintain a stable production of crude oil, and incurred additional expenses to resume production activities that were affected by stormy tide and flood. As a result, the unit lifting cost of crude oil and natural gas increased from US$ 6.12 per barrel in 2002 to US$ 6.47 per barrel in 2003, representing an increase of 5.7%.

    In 2003, the segment's operating profit was approximately RMB 19.2 billion, which was 29.7% higher than that in 2002.

(2) Refining Segment

    The business activities of the Refining Segment consist of purchasing crude oil from the Exploration and Production Segment and third parties, processing crude oil into refined petroleum products, and selling gasoline, diesel and kerosene to the Marketing and Distribution Segment, and selling other refined petroleum products to domestic and overseas customers.

    In 2003, the segment's operating revenues were RMB 273.8 billion, up by RMB 60 billion compared with 2002, representing an increase of 28.1%. The increase was mainly due to the increase in the sales prices and sales volumes of various refined petroleum products.

    In 2003, the sales revenues of gasoline realized by the segment were RMB
    55.8 billion, accounting for 20.4% (which was 0.2 percentage lower than that of 2002) of this segment's operating revenues and representing an increase of 26.5% compared with 2002.

    In 2003, the sales revenues of diesel realized by the segment were RMB
    99.7 billion, accounting for 36.4% (which was 0.9 percentage lower than that of 2002) of this segment's operating revenues and representing an increase of 24.9% compared with 2002.

    In 2003, the sales revenues of chemical feedstock realized by the segment were RMB 49.9 billion, accounting for 18.2% (which was similar to that of 2002) of this segment's operating revenues and representing an increase of 28.3% compared with 2002.

    In 2003, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 63.9 billion, accounting for 23.3% (which was 0.9 percentage higher that of 2002) of this segment's operating revenues and representing an increase of 33.4% compared with 2002. The growth of the sales revenues of these products was faster than that of gasoline and diesel, mainly because the segment actively reinforced its efforts in marketing these refined petroleum products in response to the changes in the market. To seize the opportunities, the Company further optimized its product-mix, and produced a larger quantity of those refined petroleum products with higher added values.

    The following table shows the sales volumes, average realized prices and the percentage change of various kinds of refined petroleum products of the segment in 2002 and 2003.

                                                    Sales Volume                          Average realized prices
                                                  (million tonnes)                            (RMB per tonne)
                                        2003            2002          Change            2003            2002          Change
                                                                         (%)                                             (%)
Gasoline                               21.25           19.34             9.9           2,624           2,281            15.0
-----------------------------------------------------------------------------------------------------------------------------
Diesel                                 41.46           37.53            10.5           2,404           2,127            13.0
-----------------------------------------------------------------------------------------------------------------------------
Chemical feedstock                     21.91           20.09             9.1           2,277           1,934            17.7
-----------------------------------------------------------------------------------------------------------------------------
Other refined petroleum products       29.64           25.99            14.0           2,157           1,843            17.0
-----------------------------------------------------------------------------------------------------------------------------

    In 2003, the operating expenses of the segment were RMB 267.8 billion, representing an increase of 28.9% compared with 2002. The increase is largely because of the rise of crude oil price, as well as the Company's efforts in increasing the throughput of crude oil.

    In 2003, the average crude oil cost was RMB 1,824 per tonne, up by RMB 295 per tonne compared with 2002, representing an increase by 19.3%. Crude oil throughput was 116.66 million tonnes (excluding amounts processed for third parties), up by 11.23 million tonnes compared with 2002, representing an increase of 10.7%. In 2003, the total crude oil costs were RMB 212.8 billion, accounting for 79.5% of the segment's operating expenses, representing an increase of 32%, or RMB 51.6 billion, compared with 2002. In addition, the proportion accounted for by the total crude oil costs in the Refining Segment's operating expenses in 2003 went up by
    1.9 percentage compared with 2002.

    In 2003, refining margin was US$4.09 per barrel (defined as the sales revenues less the crude oil costs and refining feedstock costs and taxes other than income tax; divided by the throughput of crude oil and refining feedstock), up by US$0.13 per barrel compared with US$3.96 dollars per barrel in 2002, representing an increase of 3.3%.

    In 2003, the unit refining cash operating cost (defined as operating expenses less the purchasing costs of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax, other business expenses and adjustments; and divided by the throughput of crude oil and refining feedstock) was US$2.00 per barrel, down by US$0.02 per barrel compared with US$2.02 per barrel in 2002, representing a decrease of 1%. This reflected the segment's continued efforts in lowering its costs, while the increased throughput also diluted the expenses on a unit basis.

    In 2003, operating profit of the Refining Segment was RMB 6 billion, similar to that in 2002.

(3) Marketing and Distribution Segment
    The business activities of the Marketing and Distribution Segment consist of purchasing petroleum products from the Refining Segment and third parties, wholesale and distribution of petroleum products to domestic customers, directly selling petroleum products to certain special customers, and retail of petroleum products and provision of related services through its retail distribution network.

    In 2003, the segment's operating revenues were RMB 241.4 billion, representing an increase of 29.1% compared with 2002. This increase was mainly due to of the increase in the total sales volume and sales prices of petroleum products, and in particular the higher percentage accounted for by the retail volume of gasoline, diesel and high-grade gasoline in the total sales volume. In 2003, total sales volume of petroleum products was 83.86 million tonnes, representing an increase of 10.25 million tonnes, or 13.9%, compared with 2002.

    The percentage of the retail and the distribution sales in the total sales volume of the segment increased further. The percentage of retail sales of gasoline and diesel in the segment's operating revenue increased from 43.7% in 2002 to 45.8% in 2003. The percentage of distribution sales of gasoline and diesel in the segment's operating revenue increased from 8.5% in 2002 to 11.2% in 2003. The percentage of wholesale sales of gasoline and diesel in the segment's operating revenue decreased from 31.9% in 2002 to 25.1% in 2003.

    In 2003, the percentage of retail sales of gasoline and diesel in the total sales volume of gasoline and diesel increased from 44.8% in 2002 to 48.9% in 2003, representing an increase of 4.1 percentage. The percentage of distribution sales of gasoline and diesel in the total sales volume increased from 9.9% in 2002 to 13.3% in 2003, up by 3.4 percentage. The percentage of wholesale sales of the total sales volume of gasoline and diesel decreased from 38.1% in 2002 to 30.6% in 2003, down by 7.5 percentage. The increase in the retail percentage in the total sales volume was due to a number of factors including, among others, its continued efforts to build additional retail sales outlets, to further optimize the locations of its existing petrol stations, to further improve the service quality, and to further increase the throughput per petrol station.

    The percentage of high-grade gasoline in the total sales volume of gasoline further increased, from 27.1% in 2002 to 35.5% in 2003, representing an increase of 8.4 percentage.

    The sales revenues of four major product categories (gasoline, diesel, kerosene including jet fuel and fuel oil) of the segment were RMB 232.6 billion, constituting 96.4% of the segment's operating revenues, representing an increase of 29.1% compared with 2002.

    The following table shows the sales volumes, average realized prices, respective percentages of change of the four product categories in 2002 and 2003, including break-down information of different sales channels for gasoline and diesel.


                                                Sales Volumes                             Average realized prices
                                              (million tonnes)                                (RMB per tonne)
                                             2003            2002          Change            2003            2002          Change
                                                                              (%)                                             (%)
Gasoline                                    23.53           21.36            10.2           3,295           2,857            15.3
-------------------------------------------------------------------------------------------------------------------------------
of which: Retail                            14.68           12.34            19.0           3,450           3,062            12.7
-------------------------------------------------------------------------------------------------------------------------------
         Direct sales to customers           0.79            0.72             9.7           2,682           2,313            16.0
         ----------------------------------------------------------------------------------------------------------------------
         Distribution                        1.62            1.04            55.8           3,152           2,693            17.0
         ----------------------------------------------------------------------------------------------------------------------
         Wholesale                           6.44            7.26           (11.3)          3,051           2,585            18.0
         ----------------------------------------------------------------------------------------------------------------------
Diesel                                      47.92           44.50             7.7           2,789           2,405            16.0
-------------------------------------------------------------------------------------------------------------------------------
of which: Retail                            20.29           17.16            18.2           2,954           2,562            15.3

            Direct sales to customers        4.34            4.01             8.2           2,511           2,219            13.2
-------------------------------------------------------------------------------------------------------------------------------
            Distribution                     7.88            5.48            43.8           2,772           2,398            15.6
-------------------------------------------------------------------------------------------------------------------------------
            Wholesale                       15.41           17.85           (13.7)          2,659           2,297            15.8
-------------------------------------------------------------------------------------------------------------------------------
Kerosene including jet fuel                  4.57            4.34             5.3           2,350           2,112            11.3
-------------------------------------------------------------------------------------------------------------------------------
Fuel oil                                     6.37            2.11           201.9           1,670           1,427            17.0
-------------------------------------------------------------------------------------------------------------------------------


    In 2003, this segment's operating expenses were RMB 229.5 billion, up by 28.5% compared with 2002. Among others, purchasing costs of gasoline and diesel were RMB 180.8 billion, constituting 78.8% of the segment's operating expenses. Average purchased prices of gasoline and diesel went up by 14.3% and 13.7%, respectively, compared with 2002, to RMB 2,693 per tonne and RMB 2,450 per tonne, respectively. The purchasing volume of gasoline and diesel went up by 10.2% and 7.7%, respectively, compared with 2002, to 23.53 million tonnes and 47.92 million tones, respectively.

    In 2003, the segment's cash operating cost per tonne of petroleum products (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization, and divided by the sales volume) was RMB 174.95 per tonne, up by 5.4% compared with RMB 166 per tonne in 2002. This increase was primarily because of the increased percentage of retail and distribution sales of petroleum products in the total sales volume, which in turn increased transportation and labor costs.

    In 2003, the segment's operating profit was RMB 11.9 billion, representing an increase of 41.7% compared with 2002. This increase was due to a number of factors, including its continued efforts to focus on market demands, to increase the percentage of retail and distribution sales volumes in the total sales volume, to further optimize the deployment of resources and to increase the total sales volume of petroleum products. As a result, the segment managed to achieve reasonably good operating results over the full year.

(4) Chemicals Segment
    The business activities of the Chemicals Segment include purchasing chemical feedstock from the Refining Segment and third parities, producing, marketing and distribution of petrochemical products and inorganic chemical products.

    In 2003, the segment's operating revenues were RMB 92.3 billion, representing an increase of 22.9% compared with 2002. This increase was mainly because sales volumes and sales prices of all major categories of chemical products except chemical fertilizers significantly increased. The segment expanded its production capacities in 2003 as a result of the commencement of production of certain revamped chemical facilities.

    The sales revenues of the six major product categories of this segment (basic organic chemicals, synthetic resin, synthetic rubber, synthetic fiber, synthetic fiber monomer and polymer, chemical fertilizer) were approximately RMB 83.1 billion, constituting 90.0% of the segment's operating revenues, representing an increase of 26.3% compared with 2002.

    The following table sets forth the sales volumes, average realized prices and respective percentage changes of these six major categories of chemical products of the segment in 2002 and 2003.


                                                           Sales Volumes                             Average Realized Prices
                                                         (million tonnes)                                (RMB per tonne)
                                               2003            2002          Change            2003            2002          Change
                                                                                (%)                                             (%)
Basic organic chemicals                        7.80            7.23             7.9           2,815           2,748             2.4
---------------------------------------------------------------------------------------------------------------------------------
Synthetic resin                                4.52            3.83            18.0           6,042           5,247            15.2
---------------------------------------------------------------------------------------------------------------------------------
Synthetic rubber                               0.55            0.51             7.8           8,513           6,468            31.6
---------------------------------------------------------------------------------------------------------------------------------
Synthetic fiber                                1.33            1.18            12.7           9,639           8,435            14.3
---------------------------------------------------------------------------------------------------------------------------------
Synthetic fiber monomer and polymer            2.41            1.80            33.9           5,788           5,362             7.9
Chemical fertilizer                            2.03            2.72           (25.4)          1,165           1,084             7.5
---------------------------------------------------------------------------------------------------------------------------------

    In 2003, the segment's operating expenses were RMB 90.1 billion, up by RMB
    15.6 billion compared with 2002, representing an increase by 20.9%. Partly because the segment expanded and upgraded certain ethylene and other downstream facilities, production significantly increased. As a result, expenses on various feedstock and auxiliary materials, other variable expenses and fixed costs all increased. Among others:

    o Consumption of feedstock and auxiliary materials was up by 2.74 million tones, the average unit price was up by RMB 228 per tonne. As a result, the purchase costs of feedstock, operating supplies and related expenses were up by approximately RMB 12.6 billion compared with 2002.

    o The losses on disposal of low-efficiency assets were up by RMB 890 million as a result of the segment's efforts to optimize its asset structure.

    o Provision for the impairment losses on assets was up by RMB 450 million.

    o    The losses on disposal of spare parts were up by RMB 270 million.

    o Selling expenses were up by RMB 180 million, due to the increases in the production and sales volumes.

    o Depreciation and amortization were RMB 8 billion, up by RMB 140 million.

    In 2003, the segment's operating profit was RMB 2.2 billion, representing an increase of approximately RMB 1.6 billion compared with 2002. This increase was largely because the segment has completed expansion and upgrading of certain of its facilities, which resulted in the increase of production and sales volumes of major products. In addition, the increase of the sales prices of a number of major products also contributed to the increased operating profit.

(5) Corporate and others
    The business activities of Corporate and Others mainly consist of import and export business activities of its subsidiaries, research and development activities of the Company, and managerial activities of its headquarters.

    In 2003, the operating revenues of Corporate and Others were approximately RMB 63.6 billion, representing an increase of 39.2% compared with 2002. Its operating revenues mainly consisted of the consolidated operating revenues of Sinopec International Co., Ltd. and its subsidiaries. The increase was largely because the Company increased its import and export trading volume and other business transactions to capture the opportunities presented by the high prices of crude oil and petroleum products.

    In 2003, the operating expenses of Corporate and Others were about RMB
    65.6 billion, representing an increase of 40.2% compared with 2002. This increase was largely because the purchasing costs of Sinopec International Co., Ltd. and its subsidiaries increased concurrently with its increased revenue.

    In 2003, the operating losses of Corporate and Others were about RMB 2 billion, representing an increase of RMB 900 million compared with 2002. This decrease was primarily because the Company's headquarters and research institutes incurred RMB 1.6 billion research and development expenses in 2003, up by about RMB 500 million compared with 2002. In addition, expenses of RMB 120 million related to the stock appreciation rights were recorded in 2003 under Corporate and Others.

3   Assets, Liabilities, Shareholders' Funds, and Working Capital
    The Company's primary sources of funding were from operating activities, short-term and long-term borrowings, and primary uses of funds were for operating expenses, capital expenditures and repayments for short-term and long-term loans.



    (1)  Assets, liabilities and shareholders' funds
                                                                   Unit: RMB millions
                                            As at December 31
                                         2003                  2002              Changes

       Total assets                   400,818               389,343               11,475
       ----------------------------------------------------------------------------------
          Current assets               99,328               103,982               (4,654)
          -------------------------------------------------------------------------------
          Non-current assets          301,490               285,361               16,129
          -------------------------------------------------------------------------------
       Total liabilities              207,053               201,511                5,542
       ----------------------------------------------------------------------------------
          Current liabilities         122,005               119,440                2,565
          ------------------------------------------------------------------------------
          Non-current liabilities      85,048                82,071                2,977
          ------------------------------------------------------------------------------
       Minority interests              25,866                24,009                1,857
       ---------------------------------------------------------------------------------
       Net assets                     167,899               163,823                4,076

       Shareholders' funds            167,899               163,823                4,076
       ---------------------------------------------------------------------------------
          Share capital                86,702                86,702                   --
          ------------------------------------------------------------------------------
          Reserves                     81,197                77,121                4,076
          ------------------------------------------------------------------------------

       At the end of 2003, the Company's total assets were RMB 400.818 billion, total liabilities were RMB 207.053 billion, minority interests were RMB 25.866 billion, shareholders' funds was RMB 167.899 billion. Changes in the assets and liabilities items compared with those at the end of 2002 and the principal reasons for such changes are as follows:

       The Company's total assets were RMB 400.818 billion, up by RMB 11.475 billion over those at the end of 2002. Of which, current assets were RMB 99.328 billion, down by RMB 4.654 billion compared with those at the end of 2002. The change was mainly because the Company's cash and time deposits decreased by RMB 1.769 billion in 2003. At the same time, the Company reinforced its management control over working capital, reduced the occupancy of funds by various current assets. As a result, the accounts receivable were down by RMB 1.516 billion, and the prepaid expenses and other current assets reduced by RMB 1.307 billion. Non-current assets were RMB 301.490 billion at the end of 2003, up by RMB 16.129 billion compared with those at the end of 2002. The change was primarily because property, plant and equipment were up by RMB
       7.159 billion, while the construction in progress were up by RMB 7.281 billion.

       Total liabilities were RMB 207.053 billion, up by RMB 5.542 billion compared with those at the end of 2002. Of which, current liabilities were RMB 122.005 billion, up by RMB 2.565 billion compared with those at the end of 2002. The change was mainly because the accrued expenses and other payables were up by RMB 10.826 billion, which were mainly due to the payables to China Petrochemical Corporation and its subsidiaries for the acquisition of Maoming Ethylene assets and the increased accrued expenditure. Accounts payable were up by RMB 3.227 billion, which were principally payables to third parties. As the cost of funding in the monetary market rose, the increased discount rate of bills payable resulted in the decrease in the bills payable by RMB
       6.281 billion. The Company reduced the amount of short-term debt by RMB
       6.751 billion, which were mainly in the form of decrease in short-term bank loans. Non-current liabilities were RMB 85.048 billion at the end of 2003, up by RMB 2.977 billion compared with those at the end of 2002. The change was mainly because long-term loans of the Company's jointly controlled entities were up by RMB 1.45 billion, and deferred tax liabilities were up by RMB 1 billion.

       Shareholders' funds were RMB 167.899 billion at the end of 2003, up by RMB 4.076 billion compared with that at the end of 2002, increasing the reserves by RMB 4.076 billion.

(2)    Cash Flow
       In 2003, net decrease in cash and cash equivalent was RMB 2.94 billion (i.e. a decrease from RMB 18.16 billion as at December 31, 2002 to RMB
       15.22 billion as at December 31, 2003). The following table shows the major items on the consolidated cash flow statements and their respective changes in 2002 and 2003.

                                                               Unit: RMB 100 millions

       Major items in Cash flow Statement                      2003                 2002
       Net cash flow from operating activities               606.30               550.46
       ----------------------------------------------------------------------------------
       Net cash flow from investing activities              (503.43)             (427.76)
       ----------------------------------------------------------------------------------
       Net cash flow from financing activities              (132.32)             (158.13)
       ----------------------------------------------------------------------------------
       Net decrease in cash and cash equivalents             (29.45)              (35.43)
       ----------------------------------------------------------------------------------

       o  Net cash flow from operating activities was RMB 60.630 billion.

       In 2003, profit from ordinary activities before taxation was RMB 34.081 billion, and after adjusting for the operating expenses items that have no cash flow (i.e. non-cash expense items), the adjusted cash inflow from operating activities was RMB 66.45 billion. Major non-cash expense items are: depreciation, depletion and amortization of RMB 26.735 billion, costs of dry holes of RMB 2.789 billion, losses from disposals of property, plant and equipment of RMB 2.221 billion, and impairment losses on long-lived assets of RMB 877 million.

       The changes in operating-related receivable and payable items added cash inflow by RMB 3.676 billion, which was mainly because:

       The Company reinforced its control over working capital, made more efforts to collect the accounts receivable, reduced the occupancy of funds by various current assets. The net value of other current assets such as accounts receivable, notes receivable, inventory and prepaid expenses declined, all the above factors contributed to an increased cash inflow of RMB 2.271 billion.

       Due to the expanded business activities, and increased purchasing costs, accounts payable increased and cash outflow was reduced by RMB
       9.294 billion.

       As the discount rate of notes rose and notes payable decreased, the cash outflow was increased by RMB 6.251 billion.

       Other operating-related receivables and payables increased the cash outflow by RMB 1.638 billion.

       After adjusting the non-cash expense items and receivable and payable items with regard to the profit from ordinary activities before taxation, and then deducting the cash outflow caused by payment for income tax totaling RMB 9.496 billion, the net cash flow from operating activities was RMB 60.630 billion.

       o  Net cash flow from investing activities was RMB 50.343 billion.

       The net cash outflow from investing activities was mainly because the Company had cash outflow for capital expenditure of RMB 44.057 billion, and the Company's joint venture had cash outflow for capital expenditure of RMB 4.107 billion.

       o  Net cash flow from financing activities was RMB 13.232 billion.

       The net cash outflow from financing activities was mainly because the amount of repayments of bank loans and other loans by the Company and its joint ventures was larger than the amount of newly added bank loans and other loans, thus resulting in a cash outflow of RMB 5.649 billion. In addition, the Company distributed the final dividend for 2002 and interim dividend for 2003, resulting in a cash outflow of RMB 7.803 billion.

       For the cash flow situation during 2003, the Company further strengthened its control on cash management. Cash and cash equivalents were healthily reduced as funds were better used and overall efficiency was improved.

(3)    Contingent liabilities
       Refer to the descriptions under "Major Guarantees and Performance" in the section entitled "Disclosure of significant events".

(4)    Capital expenditure
       Refer to the descriptions under "Capital Expenditure" in the section entitled "Business Review and Prospects".

(5)    Research and Development Expenses and Environmental Expenses
       Research and development expenses refer to the expenses that have been recognized during the period in which they incurred. In 2003, the Company's research and development expenses were RMB 2.111 billion, up by RMB 591 million compared with 2002, reflecting the Company's continued committment in technological development with the view to achieving sustained growth.

       Environmental expenses refer to the normal routine pollutant discharge fees paid by the Company, excluding any capitalised costs of pollutant discharge facilities. In 2003, the Company's environmental expenses were RMB 245 million, which was similar to those in 2002.

(6) Analysis of financial statements prepared under the PRC Accounting Rules and Regulations. The major differences between the Company's financial statements prepared under the PRC Accounting Rules and Regulations and those under IFRS are set out in the section C of the financial statements of the Company on page 159 to page 160 of this report.

       The table below sets forth each of its segments' income and profit from principal operations, costs of principal operations, taxes and surcharges, as prepared under the PRC Accounting Rules and Regulations.

                                                             Year ended December 31
                                                               2003                 2002
                                                       RMB millions         RMB millions
       Income from principal operations
----------------------------------------------------------------------------------------
          Exploration and Production Segment                 62,223               50,327
----------------------------------------------------------------------------------------
          Refining Segment                                  266,253              208,895
          Marketing and Distribution Segment                240,812              186,707
----------------------------------------------------------------------------------------
          Chemicals Segment                                  82,334               65,605
          Others                                             60,600               42,775
          Elimination of inter-segment sales               (295,031)            (230,125)
          Income from principal operations                  417,191              324,184
       Costs of sales, sales taxes and surcharges
----------------------------------------------------------------------------------------
          Exploration and Production Segment                 31,596               28,788
----------------------------------------------------------------------------------------
          Refining Segment                                  254,360              198,115
----------------------------------------------------------------------------------------
          Marketing and Distribution Segment                210,456              163,701
----------------------------------------------------------------------------------------
          Chemicals Segment                                  73,116               60,429
----------------------------------------------------------------------------------------
          Others                                             59,984               42,378
---------------------------------------------------------------------------------------
          Elimination of costs of inter-segment sales      (293,037)            (230,377)
          Costs of sales, sales taxes and surcharges        336,475              263,034
----------------------------------------------------------------------------------------
       Profit from principal operations
----------------------------------------------------------------------------------------
          Exploration and Production Segment                 28,785               21,973
----------------------------------------------------------------------------------------
          Refining Segment                                   11,741               10,598
          Marketing and Distribution Segment                 30,356               23,006
----------------------------------------------------------------------------------------
          Chemicals Segment                                   9,218                5,176
----------------------------------------------------------------------------------------
          Others                                                616                  397
          Profit from principal operations                   80,716               61,150
----------------------------------------------------------------------------------------

       Financial data prepared under the PRC Accounting Rules and Regulations:

                                                                       Unit: RMB millions

                                          As at/(year ended) December 31

                                              2003                  2002             Change %
       Total assets                        390,213               368,375                 5.93
---------------------------------------------------------------------------------------------
       Long-term liabilities                80,109                76,152                 5.20
       Shareholders' funds                 162,946               151,717                 7.40
---------------------------------------------------------------------------------------------
       Profit from principal operations     80,716                61,150                32.00
       Net profit                           19,011                14,121                34.63

Analysis of changes:

Total assets: at the end of 2003, the Company's total assets were RMB 390.213 billion, up by RMB 21.838 billion compared with 2002. This was mainly because in 2003, the Company increased the investments in fixed assets, in order to meet the market demands. As a result, fixed assets was increased by RMB 21.809 billion.

Long-term liabilities: at the end of 2003, the Company's long-term liabilities were RMB 80.109 billion, up by RMB 3.957 billion compared with 2002. This was largely because the long-term loans, arranged pursuant to the Company's investment plan for projects, were increased by RMB 5.513 billion and the debentures payable of RMB 1.5 billion, which would become due in July 2004, were reclassified as current liabilities.

Shareholders' funds: at the end of 2003, shareholders' funds of the Company was RMB 162.946 billion, up by RMB 11.229 billion compared with 2002. This was principally because: first, the realized net profit in 2003 reached RMB 19.011 billion; second, in 2003, the distribution of its final dividend for 2002 totaling RMB 5.202 billion and its interim dividend for 2003 totaling RMB
2.601 billion.

Profit from principal operations: in 2003, the profit from principal operations realized by the Company was RMB 80.716 billion, up by RMB 19.566 billion compared with 2002, representing a growth rate of 32%. This was mainly because in 2003, the prices of crude oil, petroleum products and petrochemical products went up. In addition, demands for these products went up as well. The Company seized these market opportunities and managed to improve its operating results at a stable pace.

Net profit: in 2003, the net profit realized by the Company was RMB 19.011 billion, up by RMB 4.89 billion compared with 2002, representing a growth of 34.63%. The increase was mainly due to the increase of the Company's profit from its principal operations.

(7) Significant differences between the financial statements prepared under IFRS and U.S. GAAP
    The major difference between the Company's financial statements prepared under IFRS and US GAAP are set out in the Section D of the financial statements of the Company on page 161 to page 163 of this report.

DISCLOSURE OF SIGNIFICANT EVENTS

1 PERFORMANCE OF THE COMMITMENTS BY SINOPEC CORP. AND ITS SHAREHOLDERS HOLDING 5% OR MORE OF THE TOTAL ISSUED SHARE CAPITAL, NAMELY, CHINA PETROCHEMICAL CORP., CHINA DEVELOPMENT BANK AND CHINA CINDA ASSET MANAGEMENT CORPORATION

     (1) As at the end of the reporting period, the undertakings made by Sinopec Corp. include:

          i Carrying out the reorganization of its three wholly-owned subsidiaries, namely, Sinopec Shengli Oilfield Company Limited, Sinopec Sales Company Limited and Sinopec International Company Limited, in accordance with the PRC Company Law within a specified period of time;

          ii Changing the logo currently used at the petrol stations within a specified period of time;

          iii Setting up separate office buildings between China Petrochemical Corp. and Sinopec Corp. within a specified period of time; and

          iv Complying with the relevant applicable provisions and rules of the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") regarding the waiver of connected transactions.

     (2) As at the end of the reporting period, the major undertakings given by China Petrochemical Corp. include:

          i    Complying with the agreements concerning connected transactions;

          ii Solving the issues arising from the land use rights certificates and property ownership rights certificates within a specified period of time;

          iii Implementing the Reorganization Agreement (defined in the Prospectus for the Issuance of H Shares);

          iv   Granting licenses for intellectual property rights;

          v    Avoiding competition within the industry; and

          vi Giving up the business competition and conflict of interests with Sinopec Corp.

     (3) As at the end of the reporting period, China Development Bank and China Cinda Asset Management Corporation gave material commitments that they would not sell or transfer the shares of Sinopec Corp. held by them within a specified period of time.

          Details of the above commitments were included in the preliminary prospectus published by Sinopec Corp. in China Securities, Shanghai Securities, and Securities Times on 22 June 2001.

          In the period covered by this report, Sinopec Corp. did not breach and was not aware of itself or any of the above principal shareholders having breached the commitments.

2    PRELIMINARY PLAN FOR PROFIT

     Appropriation for 2003 According to the consolidated income statement prepared pursuant to the PRC Accounting Rules and Regulations and the consolidated income statement prepared pursuant to IFRS, the Company's audited net profit in 2003 was RMB 19.011 billion and RMB 21.593 billion respectively. In accordance with the provisions of the Sinopec Corp.'s Articles of Association, the appropriation of the profit after tax for the relevant fiscal year would be conducted on the basis of the net profit after tax as determined in accordance with the PRC Accounting Rules and Regulations or under IFRS, whichever is lower. After transferring 10% to the statutory surplus reserve and 10% to the statutory public welfare fund from Sinopec Corp.'s net profit, together with the undistributed profits brought forward from the preceding year, and deducting the final dividend for Year 2002 and the interim dividend for 2003 distributed in 2003, the amount of distributable profit of Sinopec Corp. carried forward to the fiscal year of 2004 would be RMB 19.732 billion. On the basis of the total number of 86,702,439,000 shares in issue at the end of 2003, according to the resolution approved at the seventh meeting of the second session of the Board of Directors of Sinopec Corp., the proposed cash dividends to be distributed in cash would be RMB 0.09 per share (including tax) and the total amount of cash dividends in 2003 amounted to RMB 7.803 billion. After deducting the cash dividends of RMB 0.03 per share distributed in the interim of 2003 (totaled RMB 2.601 billion), the final cash dividends for Year 2003, declared after the Balance Sheet date, would be RMB 0.06 per share (totaled RMB 5.202 billion). No statutory surplus reserve would be transferred to capital this year. This preliminary plan for profit appropriation will be implemented subject to the consideration and approval at the Annual General Meeting of Shareholders for Year 2003 proposed to be convened on 18 May 2004 (Tuesday).

3    USE OF PROCEEDS FROM ISSUANCE OF H SHARES AND A SHARES

     The proceeds from the issuance of H shares of Sinopec Corp in 2000 amounted to RMB 25.802 billion. After deducting the issuance expenses, the net proceeds from the issuance of H shares amounted to RMB 24.326 billion, of which RMB 4.5 billion was used in 2000 for repayment of loans, RMB
     13.735 billion was used in 2001, RMB 2.818 billion was used in 2002. In the period covered by this report, RMB 3.273 billion was used, of which RMB 2.373 billion was used for exploration and development and building up production capacity, RMB 540 million was used for the BASF-Yangzi Integrated Site Project, whilst RMB 360 million for the Shanghai Secco Project. As at the date of 31 December 2003, the proceeds from the issuance of H shares were all used up.

     In 2001, the proceeds from the issuance of A shares of Sinopec Corp. amounted to RMB 11.816 billion. After deducting the issuance expenses, the net proceeds from the issuance of A shares amounted to RMB 11.648 billion, of which RMB 7.766 billion was used in 2001 mainly to acquire Sinopec National Star and to supplement the Company's working capital. In 2002, RMB 696 million was used mainly to cover the initial preparation cost of the southwest oil products pipeline project and to build the Ningbo-Shanghai-Nanjing crude oil pipeline. At the end of 2002, the remaining amount of the proceeds from the issuance of A shares was RMB
     3.186 billion. In the period of this report, RMB 1.514 billion was used, of which RMB 700 million was used for building the southwest oil products pipeline project and RMB 814 million was used for building the Ningbo-Shanghai-Nanjing crude oil pipeline. As at the date of 31 December 2003, the remaining sum of the proceeds from the issuance of A shares was RMB 1.672 billion.

4    ISSUANCE OF CORPORATE BONDS

     At the third meeting of the second session of the Board of Directors of Sinopec Corp. held on 22 August 2003, the Board considered and approved "the Proposal Concerning the Issuance of Domestic Corporate Bonds Amounting to RMB 3.5 billion". This proposal was approved at Sinopec Corp.'s Second Extraordinary General Meeting of Shareholders for Year 2003 held on 15 October 2003. On 16 January 2004, Sinopec Corp. obtained the approval from the National Development and Reform Commission ("NDRC") to issue 10-year domestic corporate bonds of RMB 3.5 billion. On 23 February 2004, the sixth meeting of Sinopec Corp.'s second session of the Board of Directors and the NDRC determined the coupon rate of the corporate bonds to be 4.61%. As of the date of 8 March 2003, the corporate bonds of Sinopec Corp. have been issued successfully. For relevant details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in China, and South China Morning Post and Hong Kong Economic Times in Hong Kong, respectively on 25 August 2003, 15 October 2003, 30 January 2004, 9 February 2004, and 24 February 2004.

5    JOINT DEVELOPMENT OF NATURAL GAS PROJECT IN EAST CHINA SEA

     On 19 August 2003, Sinopec Corp., CNOOC, Shell and Unocal entered into an agreement regarding the joint exploration, development and sales of the natural gas, petroleum and condensed oil resources in East China Sea region. The above agreement included 5 contracts, the subject areas of which are all located at the Xihu Trough in East China Sea, including 3 contracted exploration areas and 2 contracted development areas, covering a total area of approximately 22,000 square kilometers. Sinopec Corp. and CNOOC will each share 30% of the total rights and interests of this project, while Shell and Unocal will each have 20% of the total rights and interests. CNOOC will serve as the operator in the above 5 contracted areas. Under this framework, Sinopec Corp. will lead the Natural Gas Marketing Department in East China Sea and be jointly responsible for the sales of natural gas produced in this project. This marks the official commencement of the Natural Gas Co-operative Development Project in Xihu Trough of East China Sea.

     The above 5 contracted areas represent a large acreage, and bear numerous discoveries and yet are relatively under-explored with considerable potential. Chunxiao Project is the first one under the five contracts which has been invested in and developed, and is expected to be put into production in mid-2005 and to supply natural gas to users in eastern China.

6    EMPLOYEES REDUCTION

     Sinopec Corp. plans to reduce the number of employees by 100,000 persons by means of retirement, voluntary resignation and/ or redundancy within the period of 5 years from 2001 to 2005, so as to enhance its efficiency and operating profit. As of the end of 2003, the net aggregate reduction in the past 3 years amounted to 108,000 persons. In 2003, the Company has recorded employees reduction expenses of RMB 1.014 billion for about 21,000 employees who voluntarily resigned.

7    MATERIAL LITIGATION AND ARBITRATION EVENTS

     Sinopec Corp. has not involved in any material litigation or arbitration in the reporting period.

8    MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE

                                             Date of
                                           occurrence                                                                      Whether
                                            (date of                                                        Whether        for a
                                           execution of            Amount                                  performed    connected
    Obligors                                agreement)          RMB million        Type             Term     or not   party (or not)

    Shanghai Secco Petrochemical              2002.2.9             2,930          Joint and      2002.2.9-         No          Yes
      Co., Ltd.                                                            several liability    2021.12.20
-----------------------------------------------------------------------------------------------------------------------------------
    Shanghai Secco Petrochemical              2002.2.9             4,062          Joint and      2002.2.9-         No          Yes
      Co., Ltd.                                                            several liability    2013.12.20
-----------------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Co., Ltd.                        2003.3.7             4,680          Joint and      2003.3.7-         No          Yes
                                                                           several liability    2008.12.31
-----------------------------------------------------------------------------------------------------------------------------------
    Yueyang Sinopec Shell Coal              2003.12.10               377          Joint and    2003.12.10-         No          Yes
      Gasification Co., Ltd.                                               several liability    2017.12.10
-----------------------------------------------------------------------------------------------------------------------------------
    Others                                                           358          Joint and                        No
                                                                           several liability
-----------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee provided by the Sinopec Corp. for its controlling subsidiaries                       RMB 173 million
-----------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee provided by Sinopec Corp. not in compliance with the requirements
      of (Zheng Jian Fa [2003] No.56)*                                                                             RMB 184 million
-----------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee as a percentage of the Company's net assets                                                       8%
-----------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee provided                                                                           RMB 5,241 million
-----------------------------------------------------------------------------------------------------------------------------------
    Total amount of guarantee outstanding                                                                       RMB 12,407 million
-----------------------------------------------------------------------------------------------------------------------------------
    Of which: total outstanding amount of guarantee provided to connected parties                               RMB 12,407 million
-----------------------------------------------------------------------------------------------------------------------------------

  *Note: These guarantees were granted to a subsidiary and an associate of Sinopec Corp. Pursuant to "Notice on Certain Issues Relating to Regulating Fund Transfers between a Listed Company and Connected Parties and the External Guarantees of Listed Company" (Zheng Jian Fa [2003] No.56) promulgated by the China Securities Regulatory Commission (CSRC) and the State-owned Assets Supervision and Administration Commission of the State Council, as the total liabilities to total assets ratios of this subsidiary and associate were over 70%, the provision of these guarantees is subject to restrictions.

Material Items of Guarantee under Performance

At the fourteenth meeting of the first session of the Board of Directors of Sinopec Corp., the Board approved Sinopec Corp. to provide guarantee with conditions in both domestic and foreign currency for Shanghai Secco project loan, and the amount of guarantee was equal to RMB 6.992 billion. For relevant details, please refer to Sinopec Corp.'s 2001 annual results announcement published in China Securities, Shanghai Securities and Securities Times in China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 2 April 2002.

At the twenty-second meeting of the first session of the Board of Directors of Sinopec Corp., the Board approved the proposal concerning Sinopec Corp.'s provision of equity pledge for the BASF-YPC project loan on the condition that BASF should provide equity pledge on the same terms. The Board also approved the proposal concerning Sinopec Corp.'s provision of guarantee for Yueyang Sinopec Shell Coal Gasification Co., Ltd., of an amount of RMB 377 million.

On 7 March 2003, Sinopec Corp. signed a "Guarantee Agreement for Completion of Construction" with domestic and foreign banks, whereby it guaranteed 40% of a domestic and foreign currencies denominated loan equivalent to around RMB 11.7 billion provided by such banks to BASF-YPC Co., Ltd. for completion of construction.

9    CHANGE OF DIRECTORS AND SUPERVISORS

     In the first half of 2003, the terms of both the first session of the Board of Directors and the first session of Supervisory Committee of Sinopec Corp. expired.

     On 22 April 2003, Sinopec Corp held the First Extraordinary General Meeting of Shareholders for Year 2003, and elected members of Sinopec Corp.'s second session of the Board of Directors and supervisors from shareholders of the second session of the Supervisory Committee. The members of the Board of Directors are: Mr. Chen Tonghai, Mr. Wang Jiming, Mr. Mou Shuling, Mr. Zhang Jiaren, Mr. Cao Xianghong, Mr. Fan Yifei, Mr. Chen Qingtai, Mr. Ho Tsu Kwok Charles, Mr. Shi Wanpeng, Mr. Zhang Youcai, and Mr. Cao Yaofeng. Supervisors from shareholders are: Mr. Wang Zuoran, Mr. Zhang Chongqing, Mr. Wang Peijun, Mr. Wang Xianwen, Mr. Zhang Baojian, Mr. Kang Xianzhang, Mr. Cui Jianmin, Mr. Li Yonggui. Supervisors from employees are: Mr. Su Wensheng, Mr. Cui Guoqi, Mr. Zhang Xianglin, Mr. Zhang Haichao. At the Annual General Meeting of Shareholders for Year 2002 held on 10 June 2003, Mr. Liu Genyuan and Mr. Liu Kegu were also elected as directors of the second session of the Board of Directors of Sinopec Corp.

     At the first meeting of the second session of the Board of Directors of Sinopec Corp. held on 22 April 2003, Mr. Chen Tonghai was elected as Chairman of the Board; Mr. Wang Jiming was elected as Vice Chairman of the Board; Mr. Wang Jiming was appointed as President; Mr. Mou Shuling, Mr. Zhang Jiaren, Mr. Cao Xianghong and Mr. Wang Tianpu were appointed as Senior Vice Presidents; Mr. Wang Zhigang, Mr. Zhang Jianhua, Mr. Cai Xiyou, and Mr. Li Chunguang were appointed as Vice Presidents; Mr. Zhang Jiaren was concurrently appointed as Chief Financial Officer; Mr. Chen Ge was appointed as Secretary to the Board of Directors. The first meeting of the second session of Sinopec Corp.'s Supervisory Committee was held on the same date and Mr. Wang Zuoran was elected as Chairman of the second session of the Supervisory Committee of Sinopec Corp.

10   AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     At Sinopec Corp.'s First Extraordinary General Meeting of Shareholders for Year 2003 held on April 22, 2003, the new Articles of Association and appendices of Sinopec Corp. were approved. For details of the amendments to the Articles of Association and its appendices, please refer to the relevant announcement published in China Securities, Shanghai Securities, and Securities Times in China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 3 April 2003.

11   GENERAL MEETING OF SHAREHOLDERS

     In this reporting period, Sinopec Corp. convened and held four General Meetings of Shareholders, in strict compliance with the procedures of notification, convening and holding meetings as stipulated in the relevant laws and regulations and the Articles of Association of Sinopec Corp. For details, please refer to the section headed "Summary of Shareholders Meetings" on page 62 of this Annual Report.

12   TRUSTEESHIP, CONTRACT AND LEASE

     In this reporting period, Sinopec Corp. did not have any significant trusteeship, sub-contract or lease of any other company's assets, nor placed its assets to or under any other company's trusteeship, sub-contract or lease which were required to be disclosed.

13   ENTRUSTED MONEY MANAGEMENT

     In this reporting period, Sinopec Corp. did not entrust or continuously entrust any other party to carry out cash assets management for it.

14   ASSET MORTGAGE

     By 31 December 2003, the details regarding the Company's assets mortgaged have been listed in Note 28 to the Financial Statements prepared pursuant to IFRS in this Annual Report.

15   AUDITORS

     At the Sinopec Corp.'s Annual General Meeting of Shareholders for Year 2002 held on 10 June 2003, KPMG Huazhen and KPMG were reappointed respectively as the domestic and international auditors of the Sinopec Corp. for the year of 2003 and authorized the Board of Directors to determine the remunerations for them. As approved at the seventh meeting of the second session of the Board of Directors of Sinopec Corp., the total audit fee for 2003 was HK$ 55 million.

     Beginning from the second half of Year 2000, KPMG Huazhen and KPMG have provided auditing services to Sinopec Corp. for a consecutive period of three and a half year, the first auditing service agreement was signed in March 2001.



Auditor appointed                               KPMG Huazhen (Domestic)     KPMG (International)
Audit fee of Sinopec Corp. for Year 2003*       HK$3,000,000 (unpaid)       HK$52,000,000 (unpaid)
--------------------------------------------------------------------------------------------------
Other fees and other audit fees for Year 2003** HK$3,000,000 (unpaid)        HK$2,000,000 (unpaid)
--------------------------------------------------------------------------------------------------
Audit fee of Sinopec Corp. for Year 2002 *        HK$3,000,000 (paid)         HK$52,000,000 (paid)
--------------------------------------------------------------------------------------------------
Audit fee of Sinopec Corp. for Year 2001          HK$3,000,000 (paid)         HK$57,000,000 (paid)
--------------------------------------------------------------------------------------------------
Travel expenses and other expenses                 Borne by the firm             Borne by the firm
--------------------------------------------------------------------------------------------------

Notes:
* Most of Sinopec Corp.'s subsidiaries listed in the PRC and/or overseas appointed KPMG Huazhen and KPMG as their auditors. However, some subsidiaries listed in the PRC and/or overseas appointed other firms as their auditors. Please refer to their respective annual reports for details about such subsidiaries' appointments and dismissals of auditing firms.

** In the opinion of the Board, the other fees and other audit fees for 2003 do not affect the audit independence of the auditor.

16  OTHER SIGNIFICANT EVENTS

    In this reporting period, neither Sinopec Corp., the Board of Directors of Sinopec Corp., nor the directors were subject to any investigation from the CSRC, nor was there any administrative penalty or circular of criticism issued by the CSRC, the Securities and Futures Commission of Hong Kong and the Securities and Exchange Committee of the United States, nor any reprimand published by the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

17 INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL

    None of the directors, supervisors or senior managers or any of their spouses or children under the age of 18 had, during the period from 1 January to 31 March 2003, any interests in any shares of Sinopec Corp. (as defined under Securities (Disclosure of Interests) Ordinance) ("SDI Ordinance") which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they have taken or are deemed to have taken under section 31 or Part 1 of the Schedule to the SDI Ordinance), nor any interests in any debentures which are required pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein, nor any interests in warrants to subscribe for shares in Sinopec Corp. which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies (Supervisors have to make similar disclosure, if any, as if they were directors).

    None of the directors, supervisors or executive presidents or senior managers or any of their respective contacts had, during the period from 1 April to 31 December 2003, any interests and short positions in any shares or debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part 15 of the Securities and Futures Ordinance) which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part 15 of the Securities and Futures Ordinance or which are required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified on the Listing Rules of the Hong Kong Stock Exchange (including those interests and short positions that are deemed to be such, or are regarded to be owned in accordance with the relative provisions under the Securities and Futures Ordinance).

CONNECTED TRANSACTIONS

1 AGREEMENTS CONCERNING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY

    In order to ensure continuous normal operation of production and businesses between the Company and Sinopec Group Company, the two parties entered into a number of agreements on connected transactions before Sinopec Corp. was listed overseas. The particulars of connected transactions include the following:

     (1) Agreement for mutual supply of ancillary services for products, production and construction services ("Mutual Supply Agreement").

     (2) Sinopec Group Company provides trademarks, patents and computer software to the Company for use free of charge.

     (3) Sinopec Group Company provides cultural and educational, hygienic and community services to the Company.

     (4) Sinopec Group Company provides leasing of land and certain properties to the Company.

     (5)  Sinopec Group Company provides consolidated insurance to the Company.

     (6)  Sinopec Group Company provides shareholders' loan to the Company.

     (7) The Company provides agency marketing services on products to Sinopec Group Company.

     (8)  The Company provides petrol stations franchise to Sinopec Group
          Company.

2 WAIVER OF THE CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY GRANTED BY THE HONG KONG STOCK EXCHANGE

     In accordance with the Listing Rules of the Hong Kong Stock Exchange, the above connected transactions are subject to full disclosure, depending on their nature and value of transaction, with prior approvals from independent directors and the Hong Kong Stock Exchange. At the time of listing, Sinopec Corp. applied for waivers from the Hong Kong Stock Exchange to exempt it from full compliance with the Listing Rules for the transactions mentioned above. The Hong Kong Stock Exchange conditionally exempted Sinopec Corp from undertaking the obligations of continuous disclosure.

     At the Extraordinary General Meeting of Sinopec Corp. held on 24 August 2001, "the Connected Transaction Adjustment Agreement" was approved, and the ongoing connected transactions were adjusted accordingly. On 29 June 2001, the Hong Kong Stock Exchange conditionally agreed to grant new waivers of continuous disclosure obligations to Sinopec Corp. and granted Sinopec Corp. a waiver, for a period of three financial years ending on 31 December 2003. Within such period of time, Sinopec Corp. is not required to comply with the requirements of connected transactions under the Listing Rules of the Hong Kong Stock Exchange, but Sinopec Corp. must satisfy the conditions of waivers. The relevant conditions for waivers on continuous disclosure obligations were set out in the eighth paragraph of the letter from the Chairman incorporated in the circular concerning connected transactions and ongoing connected transactions which was dispatched to the holders of H shares on 30 June 2001, and were published in Annex 3 to the announcement of the Sinopec Corp.'s Extraordinary General Meeting of Shareholders of Year 2001 in China Securities News, Shanghai Securities News, and Securities Times on 10 July 2001.

3 THE PROVISIONS ON WAIVER OF DISCLOSURE AND APPROVAL OF CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY UNDER THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE

     In the prospectus for the issue of A shares of Sinopec Corp., the above connected transactions together with the agreements and arrangements between the Company and Sinopec Group Company were fully disclosed. In accordance with the Listing Rules of the Shanghai Stock Exchange, if there is no significant change in the agreements governing the above connected transactions during the period of this report, Sinopec Corp. would be exempted from implementing the disclosure and approval regulations for connected transactions under the Listing Rules of the Shanghai Stock Exchange.

4   CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THIS YEAR:

    As reviewed by the auditors of Sinopec Corp., the aggregate amount of connected transactions actually occurred in relation to the Company during this year was RMB 102.001 billion, of which, incoming trade amounted to RMB 63.558 billion, and outgoing trade amounted to RMB 38.443 billion (including, RMB 38.291 billion of sales of products and services, RMB 111 million of interest earned, RMB 41 million of receivable agency fee ). All of these satisfied the conditions of waiver imposed by the Hong Kong Stock Exchange. In 2003, the products and services provided by Sinopec Group Company (purchase, storage and transportation, exploration and production services and production-related services) to the Company amounted to RMB
    58.158 billion, representing 14.33% of the Company's annual operating expenses, a decrease of 0.22% compared with those in 2002, which were within the cap of 18% for waiver. The auxiliary and community services provided by Sinopec Group Company to the Company amounted to RMB 1.821 billion, representing 0.45% of operating expenses, with a slight decrease compared with 0.62% in the preceding year, which were within the cap of 3% for waiver. In 2003, the product sales from the Company to Sinopec Group Company amounted to RMB 38.291 billion, representing 8.64% of the Company's operating income, which were within the cap of 16% for waiver. With regard to the Leasing Agreement of Land Use Rights, the amount of rent payable by the Company for the year ended 31 December 2003 was approximately RMB 2 billion. With regard to the premium payable under the SPI Fund Document, the amount of fund payable per annum by the Company shall not be less than the amount specified in the SPI Fund Document.

The above mentioned connected transactions in 2003 have been approved at the seventh meeting of the second session of the Board of Directors of Sinopec Corp.

The auditors of Sinopec Corp. have confirmed to the Board of Directors in writing that:

(a)  The transactions have been approved by the Board of Directors;

(b) The transactions have been entered into at considerations consistent with the pricing policies as stated in the relevant agreements;

(c) The transactions have been entered into in accordance with the terms of the respective agreements and documents governing the respective transactions; and

(d)  The relevant amount has not exceeded the relevant cap for waiver.

After reviewing the above relevant transactions, the independent directors of Sinopec Corp. have confirmed that:

(a) The transactions have been entered into by Sinopec Corp. in its ordinary course of business;

(b) The transactions have been concluded on any one of the following terms:

     i    on normal commercial terms;

     ii on terms no less favorable than those available from/to independent third parties; or

     iii on terms that are fair and reasonable as to the shareholders of Sinopec Corp., where there is no available comparison to determine whether item i or ii is satisfied; and

(c) the aggregate values of the transactions have not exceeded the respective limits.

    Please refer to Note 33 to the financial statements prepared pursuant to the IFRS in this annual report for details of the connected transactions actually occurred during this year.

    (1) The Principal Operations Categorized by Business Segments and the Status of the Connected Transactions

        The following data are extracted from the financial statements prepared under the PRC Accounting Rules and Regulations.

                                                                                                      Increase/
                                                                                                      decrease
                                                                                       Increase/       of cost       Increase/
                                                                                        decrease  of principal        decrease
                                                                                       of income   operations,  of gross profit
                                                                                  from principal     taxes and    margin ratio
                                                            Cost of                   operations    surcharges        compared
                                              Income      principal                     compared      compared   with the same
                                                from    operations,                     with the      with the       period of
 Categorized                               principal      taxes and                  same period   same period  preceding year
 by business                              operations     surcharges  Gross profit   of preceding  of preceding     (percentage
 segments                               RMB millions   RMB millions     ratio (%)       year (%)      year (%)          points)
 Exploration and production                   62,223         31,596         46.26          23.64          9.75           2.60
------------------------------------------------------------------------------------------------------------------------------------
 Refining                                    266,253        254,360          4.41          27.46         28.39          (0.66)
------------------------------------------------------------------------------------------------------------------------------------
 Chemicals                                    82,334         73,116         11.20          25.50         20.99           3.31
 Marketing and distribution                  240,812        210,456         12.61          28.98         28.56           0.29
------------------------------------------------------------------------------------------------------------------------------------
 Others                                       60,600         59,984          1.02          41.67         41.55           0.09
------------------------------------------------------------------------------------------------------------------------------------
 Elimination of inter-segment sales         (295,031)      (293,037) Inapplicable   Inapplicable  Inapplicable   Inapplicable
------------------------------------------------------------------------------------------------------------------------------------
 Total                                       417,191        336,475         19.35          28.69         27.92           0.49
------------------------------------------------------------------------------------------------------------------------------------
 Of which: connected transactions             31,648         28,272         10.67          38.60         36.28           1.52
------------------------------------------------------------------------------------------------------------------------------------
 Details of connected transactions             Refer to the section 4 of Connected Transactions
------------------------------------------------------------------------------------------------------------------------------------
 Principle of pricing for connected          (1)  Government-prescribed prices and government-guided prices are adopted
 transactions                                     for products or projects if such prices are available; (2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price)
                                                  will apply; (3) Where none of the above is applicable, the price will be decided based on the cost incurred plus a reasonable profit of not more than 6% of the price.
------------------------------------------------------------------------------------------------------------------------------------

   (2)  Funds Provided to and by Connected Party

                                                                                                         Unit: RMB millions

       Connected party                                                   Funds provided       Funds provided to the Company
                                                                       to connected party          by connected party
                                                                   Occurrence                   Occurrence
                                                                       amount        Balance        amount        Balance
---------------------------------------------------------------------------------------------------------------------------
       Sinopec Group Company and its subsidiaries                      (2,236)         8,894         4,889         14,515
---------------------------------------------------------------------------------------------------------------------------
       Total                                                           (2,236)         8,894         4,889         14,515


5   OTHER MATERIAL CONNECTED TRANSACTIONS OCCURING DURING THIS YEAR

    (1) Connected transactions for leasing of Sinopec Group Company's petrol stations

        On 20 January 2003, Sinopec Corp. issued an announcement about the 8 leasing of petrol stations by a number of Sinopec Corp.'s branches from a number of Sinopec Group Company's subsidiaries. The two parties signed 983 new lease agreements, each of which would expire on 31 December 2003 for a term of one year. For details, please refer to the relevant announcement published in China Securities News, Shanghai Securities News, and Securities Times in China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 21 January 2003. The total amount of rent incurred during the period of this report was about RMB 84.18 million, which was in conformity with the conditions of waiver approved by the Hong Kong Stock Exchange for such connected transactions. The auditors of Sinopec Corp. have issued a letter to the Board of Directors to certify that:

        (a) The above leasing agreements have been approved by the Board of Directors;

        (b) The above leasing agreements have been entered according to relevant terms; and

        (c) The amounts of rent paid in accordance with the above leasing agreements have not exceeded the cap amount.

            After reviewing the connected transactions above, the independent directors of Sinopec Corp. confirmed the following:

        (a) The above leasing agreement:

     i have been concluded by Sinopec Corp. or its subsidiaries in the ordinary course of business;

     ii have been concluded (a) on normal commercial terms (the terminology shall be applied in reference to transactions of similar nature, and shall be made by similar Chinese entities) or (b) (where there is no available comparison) on terms that are fair and reasonable to the independent shareholders; and

     iii have been concluded in accordance with the provisions of the standard leasing agreement;

    (b) The total amount of rent incurred in the fiscal year of Sinopec Corp. under the above leasing agreements have not exceeded the cap amount for the relevant fiscal year.

    (2)   Connected transactions for new leasing of land use rights

          At the third meeting of the second session of the Board of Directors of Sinopec Corp., the Board approved "the Proposal Concerning the New Leasing of Land Use Rights from Sinopec Group Company", and approved the lease of the land use rights by Sinopec Corp. of an area of 51.71 million square meters from Sinopec Group Company at an annual rent of RMB 273.4717 million. The two parties signed an "Agreement on Lease of Land Use Rights". For details, please refer to the relevant announcement published in China Securities News, Shanghai Securities News, Securities Times in China, South China Morning Post and Hong Kong Economic Times in Hong Kong on 25 August 2003. The amount of rent under the leasing agreement incurred in this reporting period was about RMB 263.31 million. The auditors of Sinopec Corp. have issued a letter to the Board of Directors to certify that:

        (a) The leasing agreement mentioned above has been approved by the Board of Directors;

        (b) The above leasing agreement has been concluded according to relevant terms; and

        (c) The amount of rent paid in accordance with the leasing agreement has not exceed the cap amount.

    After reviewing the connected transactions above, the independent directors of Sinopec Corp. confirmed the following:

    (a) The above leasing agreement:

          (i) has been concluded by Sinopec Corp. or its subsidiaries in the ordinary course of business;

          (ii) has been concluded (a) on normal commercial terms (the terminology shall be applied in reference to transactions of similar nature, and shall be made by similar Chinese entities) or
               (b) (where there is no available comparison) on terms that are fair and reasonable to the independent shareholders; and

         (iii) has been concluded in accordance with the provisions of the standard leasing agreement.

     (b) The total amount of rent incurred in the fiscal year of Sinopec Corp. under the above leasing agreement have not exceeded the cap amount for the relevant fiscal year.

     (3)  Connected transactions for acquisition of Maoming Ethylene

          At the fourth meeting of the second session of the Board of Directors of Sinopec Corp. held on 28 October 2003, the Board approved the proposal regarding Sinopec Corp.'s acquisition of the production and operating assets for principal businesses owned by Maoming Petrochemical Co., Ltd. ("Maoming Ethylene") at a price of RMB 3.3 billion. The two parties entered into an acquisition agreement. For details, please refer Sinopec Corp.'s relevant announcement published in China Securities News, Shanghai Securities News, Securities Times in China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 29 October 2003.

     (4)  Acquisition of Tahe Petrochemicals and Xi'an Petrochemicals

          At the fifth meeting of the second session of the Board of Directors of Sinopec Corp. held on 29 December 2003, the Board approved the Company to acquire the entire operating assets and liabilities of Tahe Oilfield and Petrochemical Plant ("Tahe Petrochemicals") and the entire operating assets and liabilities of Xi'an Petrochemical Plant General ("Xi'an Petrochemicals") in cash respectively, which were both wholly owned by Sinopec Group Company. The purchase prices were about RMB 135 million and RMB 221 million respectively. For details, please refer to Sinopec Corp.'s relevant announcement published in China Securities News, Shanghai Securities News, Securities Times in China, South China Morning Post and Hong Kong Economic Times in Hong Kong on 30 December 2003.

     (5)  Ongoing connected transactions:

          At the time of listing in 2000, Sinopec Corp. and Sinopec Group Company signed a series of agreements regarding ongoing connected transactions. The Hong Kong Stock Exchange conditionally granted a waiver from disclosure requirements of ongoing connected transactions, which had a term of three years (from 2001 to 2003). At the end of 2003, this waiver has expired. Sinopec Corp. readjusted the cap amount for waiver from disclosure requirements of ongoing connected transactions, and re-applied for a new 3-year waiver from disclosure requirements of ongoing connected transactions and approval by shareholders from the Hong Kong Stock Exchange with regard to the relevant major ongoing connected transactions (as defined in the announcement dated 28 October 2003) in accordance with the Listing Rules of the Hong Kong Stock Exchange, and re-applied for a new waiver from disclosure requirements of ongoing connected transactions from the Hong Kong Stock Exchange with regard to the cap amount of ongoing connected transactions (as defined in the announcement dated on 28 October 2003). Those major ongoing connected transactions concerning disclosure of ongoing connected transactions and waiver from disclosure with approval from shareholders, and at the request of the Shanghai Stock Exchange, those de minimus ongoing connected transactions concerning a waiver from disclosure of ongoing connected transactions, were approved by the General Meeting of Shareholders. On 16 January 2004, the Hong Kong Stock Exchange conditionally agreed to grant the new waivers from ongoing disclosure obligations to Sinopec Corp. and granted Sinopec Corp. a waiver for a period of three financial years expiring on 31 December 2006. Within such a period of time, Sinopec Corp. does not need to follow the requirements for disclosure of connected transactions under the Listing Rules, but Sinopec Corp. must satisfy the conditions of waiver. The conditions for the waivers of ongoing disclosure obligations were set out in the letter from the Chairman incorporated in the circular concerning connected transactions and ongoing connected transactions which was dispatched to the holders of H shares by Sinopec Corp. on 29 October 2003, and were published in the announcement of the Third Extraordinary General Meeting of Shareholders for Year 2003 in China Securities News, Shanghai Securities News, and Securities Times on 29 October 2003.

CORPORATE GOVERNANCE

1   IMPROVEMENT ON CORPORATE GOVERNANCE
    In 2003, the Company continued to improve the corporate governance and enhance its transparency in accordance with the laws and regulations including "Standards of Corporate Governance of Listed Companies" of China", "Sarbanes-Oxley Act" of the U.S. and "Securities and Futures Ordinance" of HK, etc. In 2003, Sinopec Corp. mainly made the following efforts in respect of corporate governance:

     (1) In strict compliance with the requirements of domestic and overseas regulatory authorities, Sinopec Corp. has comprehensively and systematically amended its Articles of Association and the Appendices, namely, "Rules and Procedures for Shareholders' Meeting"; "Rules and Procedures for Board of Directors Meeting", "Rules and Procedures for the Supervisory Committees Meeting", and made various rules including the "Rules on the Work of the President (Tentative)", "Rules on Corporate Information Disclosure System" and "Rules on Corporate Investor Relation", laying a firm foundation for the standardized operation of the Company.

     (2) In accordance with the requirements of domestic and overseas regulatory authorities and the Articles of Association, Sinopec Corp. has further optimized the composition of the Board of Directors and the Supervisory Committee, and the Board of Directors has established three professional committees, namely, Strategic Planning Committee, Audit Committee and Remuneration & Evaluation Committee. It has provided comprehensive and systematic training to newly elected directors and supervisors. The decision-making process of the Board of Directors has become more scientific, and the supervision of the Supervisory Committee has become more effective.

     (3) In accordance with the relevant laws and regulations and requirements of domestic and overseas regulatory authorities, the Company has studied, formulated and improved its internal control system (involving the business operation and management of 13 categories and 41 operation flows) and put it into preliminary operation within the Company, thereby further standardizing the management of the Company.

     (4) Actively and positively disclosed information and improved investor relations in strict compliance of the principles of truth, accurate, complete and timely disclosure, and by means of preparation of annual report, public announcement, domestic and overseas road show, teleconference, the Company's website, interview and response to inquiry, etc., the Company has strengthened its communication with the investors to further increase transparency of the Company.

     (5) Carefully organized and implemented various provisions promulgated by regulatory authorities, carried out self-inspection in terms of insider trading of the Company, external guarantees, connected party transactions, risk notification and avoidance of the Company, trust of shares of the Company and standardized exercise of shareholders' rights, etc, and prepared the management system and precautious measures accordingly.

    Sinopec Corp.'s efforts and practice in the aspect of corporate governance have been fully affirmed by the capital market. In 2003, Sinopec Corp. It was awarded by Euro Money as the "Best Company in the Emerging Capital Market of 2003", "Best Petrochemical Company in Asia" and "Best Company with Information Transparency in Asia" and other awards. It was awarded by Finance Asia as "Chinese Company with the Best Investor Relation in 2003" and elected as the "Best Chinese Company in Promoting the Shareholders' Returns" and the "Best Corporate Governance in China".

    In 2004, the Company will further improve and standardize its relevant operating mechanisms; further enhance the role of the professional committees under the Board of Directors; enhance the sense of good faith among directors, supervisors and senior managers; improve and implement the internal control system and continuously enhance the governance.

2   INDEPENDENT DIRECTORS' PERFORMANCE OF THEIR DUTIES
    During the reporting period, the independent directors performed their duties seriously in strict compliance with the requirements of the relevant laws, regulations and the Articles of Association, and participated in major decision making with good faith, diligence and responsibility. Furthermore, they have actively attended the meetings of the Board of Directors and acted as members of the Board of Directors' professional committees, and also acted as member of the Audit Committee and the Remuneration & Evaluation Committee respectively. The independent directors put forth many constructive comments and advice on the Company's development strategy, corporate governance, internal reform and business operations. They have also independently examined material connected transactions, including the leasing of petrol stations from the parent company, the leasing of additional land use rights from the parent company, ongoing connected transactions, acquisitions of Maoming Ethylene, Xi'an Petrochemicals and Tahe Petrochemicals, etc. from the parent company, and provided their independent comments. Moreover, with respect to the appointment or dismissal of directors and the employment of senior management officers as well as guarantees, etc., the independent directors have put forth independent comments, thus safeguarding the interests of the Company and all its shareholders.

3   SEPARATION OF SINOPEC CORP. FROM ITS CONTROLLING SHAREHOLDER
    Sinopec Corp. has basically separated from its controlling shareholder, Sinopec Group Company, in respects such as business, personnel, assets, organizational structure and finance and has its own independent and complete businesses and the ability of independent management and operation.

4   EVALUATION AND INCENTIVE MECHANISM OF SENIOR MANAGEMENT
    Sinopec Corp. has established and continuously improved a fair and transparent performance evaluation standard and an incentive and constraint mechanism for the directors, supervisors and other senior management officers. It has implemented such incentive policies as "the Performance Evaluation and Salary Incentive Plan for the Senior Management of Sinopec Corp.", "the Plan of Stock Appreciation Rights for the Senior Management of Sinopec Corp." and "the Measures on the First Granting of Stock Appreciation Rights to the Senior Management of Sinopec Corp.", all of which were approved by the Fourth Extraordinary General Meeting of Shareholders held on 7 September, 2000. In 2003, Sinopec Corp. implemented the incentive policies such as "the Implementing Measures of Salary for Senior Management of Sinopec Corp. (Tentative)".

    During the period of this report, the reserves for the stock appreciation rights to be granted at the first time have already been prepared according to "the Measures on the First Granting of Stock Appreciation Rights for the Senior Management of Sinopec Corp.".

SUMMARY OF SHAREHOLDERS' MEETINGS

1   THE GENERAL MEETING OF SHAREHOLDERS

    During the reporting period, Sinopec Corp. held four shareholders' general meetings in strict compliance with the procedures of notification, convening and holding as stipulated in the relevant laws, rules and regulations and the Articles of Association of Sinopec Corp., including one Annual General Meeting and three Extraordinary General Meetings. The details are as follows:

     (1) The First Extraordinary General Meeting of Shareholders for Year 2003 was held in Beijing Jingguang Center on 22 April 2003, at which the following resolutions were considered and approved:

       Ordinary Resolutions:

       a. Elected the members of the second session of the Board of Directors of Sinopec Corp.

       b. Elected the members of the supervisors of the second session of the Supervisory Committee of Sinopec Corp. from shareholders.

       c. Approved the service contract (including articles on remuneration) of the second session of the Board of Directors and the second session of the Supervisory Committee of Sinopec Corp.

       d. Authorized the secretary to the Board of Directors to, on behalf of Sinopec Corp., handle various applications, submission, registration and filing procedures for the replacement of members of the Board of Directors and the Supervisory Committee.

       Special Resolutions:

       a. Approved the new Articles of Association of Sinopec Corp. and its appendices.

       b. Authorized the secretary to the Board of Directors to, on behalf of Sinopec Corp., handle various applications, submission, registration and filing procedures in respect of the Articles of Association and the appendices (including the amendment to wordings as required by the relevant regulatory authorities).

       For details of the First Extraordinary General Meeting of Shareholder for Year 2003, see the relevant announcements of Sinopec Corp. published in China Securities News, Shanghai Securities News and Securities Times and Hong Kong Economic Times and South China Morning Post in Hong Kong on 23 April 2003.

     (2) Annual General Meeting of Shareholders for Year 2002 was held in Kempinski Hotel, Beijing, China, on 10 June 2003, at which the following resolutions were considered and approved:

       a. The Work Report of the Board of Directors of Sinopec Corp. for the year ended 31 December 2002.

       b. The Work Report of the Supervisory Committee of Sinopec Corp. for the year ended 31 December 2002.

       c. The audited financial report and consolidated financial statement of Sinopec Corp. for the year ended 31 December 2002.

       d. Sinopec Corp.'s profit distribution plan and the appropriation of final dividend for the year ended 31 December 2002.

       e. Approved the reappointment of KPMG Huazhen and KPMG respectively as Sinopec Corp.'s domestic and international auditors in 2003, and authorized the Board of Directors to decide their remunerations.

       f. Authorized the Board of Directors to decide on matters concerning the appropriation of interim dividend in 2003.

       g. Election of two candidates, Mr. Liu Genyuan and Mr. Liu Kegu, nominated by the Board of Directors of Sinopec Corp., as the new members of the second session of the Board of Directors of Sinopec Corp.

     Details of the Annual General Meeting of Sinopec Corp. for year 2002 were stated in the relevant announcements of Sinopec Corp. published in China Securities News, Shanghai Securities News and Securities Times, and Hong Kong Economic Times and South China Morning Post on 11 June 2003.

     (3) The Second Extraordinary General Meeting of Shareholders for Year 2003 was held in the headquarters of Sinopec Corp. on 15 October 2003. At the meeting, the Board considered and passed the resolutions on the issuance of corporate bonds of Sinopec Corp. and authorization matters.

     Details of the Second Extraordinary General Meeting of Shareholders of Sinopec Corp. for Year 2003 were stated in the relevant announcements published in China Securities News, Shanghai Securities News, Securities Times, and Hong Kong Economic Times and South China Morning Post in Hong Kong on 16 October 2003.

     (4) The Third Extraordinary General Meeting of Shareholders for Year 2003 was held at the headquarters of Sinopec Corp. on 18 December 2003. At the meeting, the Board considered and approved the resolution concerning ongoing connected transactions.

    Details of the Third Extraordinary General Meeting of Shareholders of Sinopec Corp. for Year 2003 were stated in the relevant announcements published in China Securities News, Shanghai Securities News, Securities Times, and Hong Kong Economic Times and South China Morning Post in Hong Kong on 19 December 2003.

2   ELECTION & CHANGE OF DIRECTORS AND SUPERVISORs

    On 22 April 2003, Sinopec Corp. held an Extraordinary General Meeting, at which the second session of the Board of Directors and Supervisory Committee of Sinopec Corp. were elected and formed. For the details of changes of members of the second session of the Board of Directors and Supervisory Committee, please refer to part 9 of the section headed "Change of Directors and Supervisors" in "Disclosure of Significant Events" of this annual report.

REPORT OF THE BOARD OF DIRECTORS

The Board of Directors of Sinopec Corp. is pleased to present their report for the year ended 31 December 2003 for review.

1   THE MEETINGS OF THE BOARD OF DIRECTORS
    During the period of this report, ten Board meetings were held (whereas five were held by way of written resolutions), details of which are as follows:

     (1) The twenty-seventh meeting of the first session of the Board of Directors was held on 20 January 2003 by way of written resolutions. At the meeting, the Board reviewed and passed the Rules on the Use of Funds of Sinopec Corp., approved the resolutions on lease of some petrol stations from the parent company and conditionally approved the "Feasibility Study Report of Qingdao Large-Scale Refining Project" for submission to the State Development Planning Commission.

     (2) The twenty-eighth meeting of the first session of the Board of Directors was held on 21 January 2003 at the headquarters of Sinopec Corp., whereby the Board of Directors reviewed and passed "the Report of the First Session of the Board of Directors", "the Report of the First President", the newly amended Articles of Association and its appendices, "Service Contract of Directors and Supervisors", the candidate list for the directors of the second session of the Board of Directors, the candidate list for the supervisors being representatives of shareholders of the second session of Supervisory Committee; authorized the secretary to the Board of Directors to disclose the aforementioned documents and issued the notice of the first Extraordinary Shareholders' Meeting of 2003.

     (3) The twenty-ninth meeting of the first session of the Board of Directors was held on 12 March 2003 by way of written resolutions, whereby the date of the first Extraordinary Shareholders' Meeting of 2003 was changed from the proposed date of 21 March 2003 to 22 April 2003.

     (4) The thirtieth meeting of the first session of the Board of Directors was held on 26 March 2003 by way of written resolutions, whereby resolution on capital operation were considered and approved.

     (5) The thirty-first meeting of the first session of the Board of Directors was held on 28 March 2003 at the headquarters of Sinopec Corp. At the meeting, the Board of Directors reviewed and approved "the Report of the Board of Directors for 2002", and submitted the Report of the 2002 Annual General Meeting of Shareholders for approval, "the Report of 2002 Operation Performance and 2003 Operation Plan", the resolutions on provision for assets in 2002, the resolutions on connected transactions in 2002, the resolution on audit expenditure in 2002, the resolutions on profit appropriation in 2002, and submitted the resolutions of the 2002 Annual General Meeting of shareholders for approval, the 2002 Financial Statements of Sinopec Corp. audited by KPMG Huazhen and KPMG, and submitted the 2002 Annual General Meeting of Shareholders for approval, the 2002 Annual Report, the summary of the Annual Report and Form 20-F.

     (6) The first meeting of the second session of the Board of Directors was held on 22 April 2003 at the headquarters of Sinopec Corp., whereby Mr. Chen Tonghai was elected as the chairman and Mr. Wang Jiming was elected as the vice chairman. Upon nomination of the chairman, Mr. Wang Jiming was appointed as the president. Upon nomination of the president, Mr. Mou Shuling, Mr. Zhang Jiaren, Mr. Cao Xianghong and Mr. Wang Tianpu were appointed as senior vice president, Mr. Wang Zhigang, Mr. Zhang Jianhua, Mr. Cai Xiyou and Mr. Li Chunguang were appointed as vice presidents; Mr. Zhang Jiaren was also appointed as the chief financial officer. Upon nomination of the chairman, Mr. Chen Ge was appointed as the secretary to the Board of Directors. Upon nomination of the chairman, Mr. Wang Jiming and Mr. Chen Ge were appointed by the Board of Directors as authorized representatives to deal with the Hong Kong Stock Exchange and they were also appointed as authorized representatives of Sinopec Corp. pursuant to Hong Kong Company Regulation. Mr Shao Jingyang was appointed as authorized securities representative of Sinopec Corp. to deal with the Shanghai Stock Exchange. The secretary to the Board of Directors was authorized to handle the aforementioned matters and to execute the relevant papers. Resolutions on convening the 2002 Annual General Meeting on 10 June 2003 and issuance of notification of meeting to the shareholders, and nomination by the Board of Directors of Mr.Liu Genyuan and Liu Kegu as candidates for directors of the second session of the Board of Directors and submission of the 2002 Annual General Meeting for approval were considered and approved.

     (7) The second meeting of the second session of the Board of Directors was held on 28 April 2003 by way of written resolutions, whereby the First Quarterly Report of 2003 was considered and approved.

     (8) The third meeting of the second session of the Board of Directors was held on 22 August 2003 at the headquarters of Sinopec Corp. At the meeting, the Board considered and approved "the Report of Operations in the First Half of 2003 and Operations Plans for the Second Half of the Year"; "the Report on Operating Performance and Financial Situation in the First Half of 2003"; the Profit Distribution Plan for the First Half of 2003; the Financial Statements of Sinopec Corp. for the First Half of 2003 audited by KPMG Huazhen and KPMG; the 2003 Interim Report of Sinopec Corp. and the summary of the 2003 Interim Report; the resolutions on lease of additional land use rights from Sinopec Group Company; the resolutions on issuance of corporate bond of Sinopec Corp. and the relevant announcements and circular to shareholders and the submission of aforesaid documents to the second Extraordinary General Meeting of 2003 for approval, approval of holding the Second Extraordinary General Meeting of 2003 and issuance of relevant notification and circular to shareholders; determination of the candidate list of the members of the three professional committees under the second session of Board of Directors; Rules on the Work of the President (Tentative); and approval on substitution by Mr. Huang Wensheng of Mr. Shao Jingyang as Sinopec Corp.'s securities representative to deal with the Shanghai Stock Exchange.

     (9) The fourth meeting of the second session of the Board of Directors was held on 28 October 2003 at the headquarters of Sinopec Corp., whereby the resolution on ongoing connected transactions and authorization to the Board of Directors of Sinopec Corp. to take any actions and sign any papers relating to ongoing connected transactions, when considered to be necessary; resolution on the convening of the third Extraordinary General Meeting of Year 2003 on 18 December 2003 and the dispatch of relevant notification; resolution on acquiring Maoming Ethylene, resolution on adjusted investment plan for Year 2003 as well as resolution on the third quarterly report of Year 2003 were reviewed and approved.

     (10) The fifth meeting of the second session of the Board of Directors was held on 29 December 2003 by way of written resolutions, whereby the resolutions for acquiring operating assets from Sinopec Group Company; "Rules on Corporate Information Disclosure"; and "Rules on Investor Relation" were reviewed and approved.

2 IMPLEMENTATION OF RESOLUTIONS PASSED AT SHAREHOLDERS' MEETING BY THE BOARD OF DIRECTORS
     During the period of this report, all members of the Board of Directors of Sinopec Corp. have carried out their duties in accordance with the relevant laws and regulations and the Articles of Association diligently and responsibly, duly implemented the resolutions passed at the shareholders' general meeting, proceeded with such matters positively, and accomplished the various matters entrusted to them at shareholders' meeting well.

3   MEETING OF PROFESSIONAL COMMITTEES
    During the period of this report, the Audit Committee under the first session of the Board of Directors held one meeting at the headquarters of Sinopec Corp. on 27 March 2003, whereby the "Explanation on the Operating Business and Financial Position of Year 2002" and the "Explanation on Audit Adjustment by KPMG's for Year 2002" were reviewed and the "Opinions on the Reviewing of the Financial Statements for the Year 2002" was issued.

4   DISCLOSURE OF OTHER SIGNIFICANT EVENTS

     (1) Statement in relation to the use of funds by the controlling shareholder and other related parties.

       Pursuant to the requirements of the Zheng Jian Fa [2003] No.56 "Notice on listed companies' issues relating to regulating the funding transactions with related parties and the guarantees provided to third parties" issued by the China Securities Regulatory Commission ("CSRC") and the State-owned Assets Supervision and Administration Commission of the State Council, KPMG Huazhen has issued a Statement in relation to the Use of Funds of China Petroleum & Chemical Corporation by the Controlling Shareholder and other Related Parties for the Year 2003" as shown below:

       To the Board of Directors of China Petroleum & Chemical Corporation:

       We have accepted the appointment and audited the Company's consolidated balance sheet and balance sheet as at 31 December 2003, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended (the "financial statements") in accordance with the China's Independent Auditing Standards of the Certified Public Accountants. We issued an auditors' report with an unqualified audit opinion on these financial statements on 26 March 2004.

       Pursuant to the requirements of the "Notice on listed companies' issues relating to regulating the funding transactions with related parties and the guarantees provided to third parties" issued by the China Securities Regulatory Commission and the State-owned Assets Supervision and Administration Commission of the State Council, the Company has prepared the "Summary of the use of funds of China Petroleum & Chemical Corporation by the controlling shareholder and Other Related Parties for the year 2003" (the "Summary"), which is attached in the appendix to this statement.

       The Company is responsible for preparing and disclosing the Summary and ensuring its truthfulness, legitimacy and completeness. We are not aware of any inconsistency, in all material respects, when comparing the information contained in the Summary with the financial information verified in the course of our audit and the related contents in the audited financial statements of the Company and its subsidiaries (the "Group") for the Year 2003. Except for the audit procedures performed in the course of our audit of the financial statements for the Year 2003 on the Group's related party transactions, we have not performed any additional audit and other procedures on the information ontained in the Summary.

       In order to have a better understanding on the use of funds by the Company's controlling shareholder and other related parties for the Year 2003, the Summary should be read together with the audited financial statements.

       KPMG Huazhen                Certified Public Accountants
                                   Registered in the People's
                                   Republic of China
       8/F, Office Tower E2        Wu Wei
       Oriental Plaza
       No.1, East Chang An Ave.    Song Chenyang
       Beijing, The People's
       Republic of China
       Postal Code: 100738         26 March 2004

Appendix:  Summary of the Use of Funds of China Petroleum & Chemical
           Corporation by the Controlling Shareholder and Other Related Parties for the Year 2003

                                                                                Beginning
                                  Name of                                       balance          Increase
Nature of the Use of Funds        related parties  Relationship  Account name   of the year  during the year
 of the year
Borrowings                           --            --            --                 --             --
--------------------------------------------------------------------------------------------------------------
Entrusted loans                      --            --            --                 --             --
--------------------------------------------------------------------------------------------------------------
Entrusted investments                              --            --                 --             --
Issuing commercial bills without
    genuine business transactions    --            --            --                 --             --
--------------------------------------------------------------------------------------------------------------
Settlement of liabilities on behalf
    of related parties               --            --            --                 --             --
--------------------------------------------------------------------------------------------------------------
Accounts receivable and other      China          Controlling   Other receivables   --            3,509
  receivables aged over one year   Petrochemical  shareholder   accounts receivable
  as at 31 December 2003           Corporation
--------------------------------------------------------------------------------------------------------------
                                   Fellow         Other related Other receivables/  3,988           262
                                   subsidiaries   parties       accounts receivable
                                   controlled by
                                   China parties
                                   accounts
                                   receivable
                                   Petrochemical
                                   Corporation
--------------------------------------------------------------------------------------------------------------
Total                                                                               3,988         3,771
--------------------------------------------------------------------------------------------------------------



                                                Unit: RMB millions

                                     Decrease     Ending balance
Nature of the Use of Funds       during the year  of the year       Remark
 of the year
Borrowings                            --           --
----------------------------------------------------------------------------
Entrusted loans                       --           --
----------------------------------------------------------------------------
Entrusted investments                 --           --
Issuing commercial bills without
    genuine business transactions     --           --                 --
----------------------------------------------------------------------------
Settlement of liabilities on behalf
    of related parties                --           --                 --
----------------------------------------------------------------------------
Accounts receivable and other        398          3,111
  receivables aged over one year
  as at 31 December 2003
----------------------------------------------------------------------------
                                     544          3,706
----------------------------------------------------------------------------
Total                                 942         6,817
----------------------------------------------------------------------------




Note:

Addition during this year represents the offsetting arrangement between the receivables and payables with China National Petroleum Corporation according to the notice of Cai Qi [2002] No.625 "Approval of Adjusting the State-owned Capital of China Petrochemical Corporation and China National Petroleum Corporation" issued by the Ministry of Finance. The title of the net receivables amounting at RMB 3,509 billion, arising from the receivables of RMB 4,014 billion and payables of RMB 505 billion respectively, was transferred to China Petrochemical Corporation. The resultant receivables from China Petrochemical Corporation will be primarily settled by cash.

The summary was approved by the Board of Directors on 26 March 2004.

    (2)The independent directors presented special explanations and independent opinions on the Company's accumulated and current external guarantees for the Year 2003:

       According to the Zheng Jian Fa [2003] No. 56 "Notice on listed companies' issues relating to regulating the funding transactions with related parties and the guarantees provided to third parties" ("Notice No. 56"), jointly issued by CSRC and the State-owned Assets Supervision and Administration Commission, "The independent directors shall issue special explanation and independent opinions on the accumulated and current external guarantees of the listed companies as well as execution of the above stipulations in the Annual Report." As independent directors of Sinopec Corp., we have carefully reviewed the external guarantees of Sinopec Corp. Now, Sinopec Corp.'s accumulative and current external guarantees for the Year 2003 are described below:

       By 31 December 2003, the accumulated amount of external guarantees provided by Sinopec Corp. was approximately RMB12.407 billion, and the total amount of external guarantees provided by Sinopec Corp. in 2003 was approximately RMB 5.24 billion. Guarantees by Sinopec Corp. were generally provided to connected enterprises: prior to 2003, Sinopec Corp. provided a guarantee of about RMB 6.992 billion for SECCO projects of Shanghai-SECCO Petrochemical Co., Ltd, of which 50% of the shareholding is held by Sinopec Corp.; and a guarantee of RMB 25.40 million for Shanghai Hairun Additive Co., Ltd, of which 50% of the shareholding is held by Sinopec Corp. In 2003, Sinopec Corp. a guarantee of about RMB 4.68 billion for BASF-YPC Co., Ltd; a guarantee of about RMB 377 million for Yueyang Sinopec Shell Coal Gasification Co., Ltd. of which 50% of the shareholding is held by Sinopec Corp.; a guarantee of about RMB 173 million for Shijiazhuang Chemical Fibre Co., Ltd, the subsidiary of Sinopec Corp's Controlling Company. The Sinopec Fujian Petroleum Co., Ltd. provided a guarantee of about RMB 10.5 million for Fujian Zhangzhao Expressway Service Co., Ltd, of which the asset to debt ratio of Shijiazhuang Chemical Fibre Co., Ltd and Fujian Zhangzhao Expressway Service Co., Ltd are 107.3% and 92.5% respectively, both are higher than 70%.

       We present our independent opinions as follows:

     (1) Sinopec Corp. has carefully carried out self-inspection with respect to the external guarantees pursuant to the Notice.

     (2) After the issuance of the Notice, the Company formulated "Management Methods of Guarantees (Provisional)" in December 2003, whereby it stipulated in detail the procedures for examination and approval of guarantees and the credit rating standard of guaranteed entities, then amended the Articles of Association and its appendices on discussing procedure in accordance with the provisions of the Notice, thereby playing an active role in strengthening the management of guarantees and avoiding and controlling the relevant risks.

     (3) Sinopec Corp. shall, pursuant to the relevant provisions of the Notice, straighten out previous guarantees that have existed before, but did not comply with the Notice, so as to safeguard the legitimate interests of the shareholders.

5   PERFORMANCE
    The results of the Company for the year ended 31 December 2003 and its financial position as at that date and its analysis are set out from page 127 to page 158 in this Annual Report.

6   DIVIDEND
    At the seventh meeting of the second session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a final dividend of RMB 0.09 per share (including tax). After deducting the interim cash dividend, the final cash dividend/share for distribution would be RMB 0.06, and the total cash dividend for the full year would amount to RMB
    7.803 billion. The distribution proposal will be effective after it is submitted and approved at the 2003 Annual General Meeting of Sinopec Corp. The proposed final dividend will be distributed on or before Monday, 28 June 2004 to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on Friday, 4 June 2004. The register of members of Sinopec Corp.'s H shares will be closed from 31 May 2004 (Monday) to 4 June 2004 (Friday) (both dates are inclusive). In order to qualify for the year end dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer materials with Hong Kong Registrars Limited, at Shops 1712 to 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong before 4:00 pm on Friday, 28 May 2004 for registration.

    Dividend will be denominated and declared in Renminbi. The dividend for holders of domestic shares will be paid in Renminbi and the dividend for holders of foreign shares will be paid in Hong Kong dollars. The exchange rate for the dividend to be paid in Hong Kong dollars will be the mean of the exchange rates of Hong Kong dollars to Renminbi as announced by the People's Bank of China during the week prior to the date of declaration of dividend.

    Generally, an individual shareholder of H shares or a holder of American Depository Receipts (ADRs) who is resident and domiciled in the UK will be liable to UK income tax on the dividend received from Sinopec Corp. Where a shareholder of H shares receives dividend from Sinopec Corp. without any deduction of tax, the amount included as income for the purposes of computing his or her UK tax liability is the gross amount of the dividend and this is taxed at the appropriate rate (currently 10 % in the case of a taxpayer subject to a basic rate or a lower rate, and 32.5 % in the case of a taxpayer subject to a higher rate). Where tax is withheld from the dividend, credit will be given against UK income tax for any tax withheld from the dividend up to the amount of the UK income tax liability. If such a withholding is required, Sinopec Corp. will assume responsibility for withholding tax regarding the income with a soruce within the PRC. The current "Chinese-UK Double Taxation Agreement" provides that the maximum withholding tax on dividend payable by a Chinese-domiciled company to UK residents is 10% of the gross dividend.

    For individual holders of H Shares who are UK resident but are not domiclied in the UK or holders of ADRs, they will only be liable to income tax on any dividend received from Sinopec Corp. to the extent that it is remitted to the UK.

    Generally, a shareholder of H shares or a holder of ADRs which is a UK tax resident will be liable to UK corporation tax on any dividend received from Sinopec Corp., with double tax relief available for withholding tax imposed. In certain cases (not to be discussed here), a shareholder of H shares or a holder of ADRs which is a UK tax resident may be entitled to relief for "underlying" tax paid by Sinopec Corp. or its subsidiaries.

7   MAJOR SUPPLIERS AND CUSTOMERS
    During this reporting period, the total amount of purchase from five largest suppliers represented 19% of the total amount of purchase of the Company, of which the purchase from the largest supplier represented 6% of the total purchase of the Company. The total amount of sales to the five largest customers of the Company represented 15% of the total annual sales of the Company.

    During this reporting period, except for the connected transactions with the controlling shareholder, Sinopec Group Company, as disclosed in
    Section IX of this Annual Report, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding over 5% in Sinopec Corp. had any interest in any of the abovementioned major suppliers and customers.

8   BANK LOANS AND OTHER BORROWINGS
    Details of bank loans and other borrowings of the Company as of 31 December 2003 are set out in Note 28 of the Financial Statements prepared in accordance with IFRS in this Annual Report.

9   FIXED ASSETS
    During this reporting period, changes to the fixed assets of the Company are set out in Note 18 of the Financial Statements prepared in accordance with IFRS in this Annual Report.

10  RESERVES
    During this reporting period, changes to the reserves of the Company are set out in the Consolidated Statement of Changes in Shareholders' Equity in the Financial Statements prepared in accordance with IFRS in this Annual Report.

11  DONATIONS
    During this reporting period, donations made for charitable purposes amounted to approximately RMB 134 million (including Maoming Ethylene, Xi'an Petrochemicals and Tahe Petrochemicals).

12  PRE-EMPTIVE RIGHTS
    Pursuant to the Articles of Association of Sinopec Corp. and the laws of the PRC, Sinopec Corp. is not subject to any pre-emptive rights requiring it to offer new issue of its shares to its existing shareholders in proportion to their shareholdings.

13  PURCHASE, SALES AND REDEMPTION OF SHARES
    During this reporting period, the Company has not re-purchased, sold or redeemed any securities of Sinopec Corp.

14  COMPLIANCE WITH THE CODE OF BEST PRACTICE
    The Board of Directors believes that, during this reporting period, Sinopec Corp. complied with the "Code of Best Practice" as set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange.



By Order of the Board
Chen Tonghai
Chairman

Beijing, PRC, 26 March 2004

REPORT OF THE SUPERVISORY COMMITTEE

To all shareholders:

During this reporting period, all members of the Supervisory Committee, observing the principle of good faith, duly fulfilled their supervising duties to safeguard the rights of Sinopec Corp.'s shareholders and the interest of the Company in accordance with the Company Law of the People's Republic of China and the Articles of Association of Sinopec Corp.

During this reporting period, the Supervisory Committee held five meetings. At the twelfth meeting of the first session of the Supervisory Committee held on 20 January 2003 by way of written resolutions, the Committee reviewed and approved the "Amended Rules of Procedures for the Supervisory Committee of Sinopec Corp.", and agreed to submit the above rules to the first Extraordinary General Meeting of Year 2003 for approval. At the thirteenth meeting of the first session of the Supervisory Committee held on 22 January 2003, the Committee reviewed and approved the "Working Report of the First Session of the Supervisory Committee of Sinopec Corp.", and agreed to report to the first Extraordinary General Meeting for the Year 2003; and issued the notification of the investigation report for four significant investment projects and the review meeting of the Supervisory Committee of Sinopec Corp. At the fourteenth meeting of the first session of the Supervisory Committee held on 28 March 2003, the Committee heard the "Report on the Operating Business and Financial Position of Sinopec Corp. for the Year 2002" prepared by the Finance Department and the explanation about KPMG's audit report, examined and approved the "Annual Financial Statements of Sinopec Corp. for the Year 2002", the "Annual Report of Sinopec Corp. for the Year 2002" and the "Annual Report of the Supervisory Committee for the Year 2002", and passed the relevant resolutions. At the first meeting of the second session of the Supervisory Committee held on 22 April 2003, the Committee elected its new chairman and passed the resolution. At the second meeting of the second session of the Supervisory Committee held on 22 August 2003, the Committee heard the "Report on the Operating Business and Financial Positions of Sinopec Corp. in the first half of 2003" prepared by the Finance Department and the explanation about KPMG's audit report, examined and approved the "Interim Report of Sinopec Corp. for the Year 2003", the "Proposal for Issuance of Corporate Bond of Sinopec Corp." and the "Proposal for Lease of Additional Land Use Rights from Sinopec Group Company", and passed the relevant resolutions.

In 2003, through reviewing the Company's financial reports and carrying out investigation and examination, the Supervisory Committee effectively supervised the Company's financial positions and the senior executives' performance of their duties. In the opinion of the Supervisory Committee, Sinopec Corp. abided by the operation principles of standardization, precision and integrity and carried out operations according to law. The Company overcame many unfavorable factors affecting its production and management such as the sharp fluctuation of oil price in international market and outbreak of SARS, implemented the operating strategy of "expanding resources and market, reducing cost and disciplining investment" and reached the goals of both business operation and economic benefit, so the Company's economic benefits increased significantly and its actual strength was further enhanced.

Firstly, the financial statement for Year 2003 has been prepared respectively in accordance with the PRC Accounting Rules and Regulations and the IFRS. The principle of consistency has been followed in financial reporting, and the reported data truly and fairly reflect the Company's financial positions and operating performance. The income from principal operations and net profits in accordance with the PRC Accounting Rules and Regulations were RMB 417.191 billion and RMB 19.011 billion respectively. The operating incomes and profit attributable to shareholders in accordance with the IFRS were RMB 443.136 billion and RMB 21.593 billion respectively.

Secondly, the Company utilized the funds from previous years' financing activities of RMB 4.787 billion in conformity with its undertakings for projects. As of 31 December 2003, there were no balanced proceeds from the H SharesO issuance while a balance of RMB 1.672 billion from the proceeds of A Shares issuance remained unused.

Thirdly, the Company's asset reorganization and capital operation were in conformity with the relevant regulations and were effective. During the reporting period, the Company reorganised and set up an Acrylic Fiber Sales Division; the Company purchased Maoming Ethylene, Xi'an Petrochemicals and Tahe Petrochemicals from Sinopec Group at reasonable prices, and there were no problems that were detrimental to the shareholders' interests and led to Sinopec Corp.'s loss of assets. By taking such measure as asset reorganization, Sinopec Corp. speeded up its structural adjustment, strengthened and expanded its principal business and enhanced its market competitiveness, thus achieving its strategic goal of sustainable growth.

Fourthly, the Company's standardized internal control rules was established. In this year, the Company enhanced its fundamental management tasks, formulated and issued "Internal Control Manual", whereby it established a unified internal control principle, business flow control system and guidelines of restrictions on internal authorization ranging from investment, production, operation, finance and supervisory inspection, etc. These have enhanced the unification of each control system of the Company and further facilitated the standardization of management for the benefit of the Company's healthy development.

Fifthly, the operation of connected transactions was in conformity with the relevant regulations. All connected transactions between the Company and Sinopec Group were in conformity with the relevant regulations of the Stock Exchange of Hong Kong and the Shanghai Stock Exchange. The connected transaction were reasonable and fair in price and abided by the principle of "fair, justified and open", and no problems which were detrimental to the non-connected shareholders and the Company's benefits were discovered.

Sixthly, the Board of Directors assumed carefully the rights and obligations stipulated by the Company Law of People's Republic of China and the Articles of Association of Sinopec Corp., and comprehensively carried out the resolutions passed at the General Meetings of Shareholders. The policy-making on significant issues, such as the Company's production and business objectives, sustainable development measures, legitimate and standardized operation, etc, were performed in conformity with lawful procedures and in a timely manner. The Directors, President and the other senior management officers of Sinopec Corp. adhered to the principles of diligence, integrity and good faith in carrying out business operations with an aim to maximize the interests of the Company. There was no infringement of the relevant laws, regulations and Articles of Association and no harm to the shareholders' interests was caused by the above personnel during the discharge of their duties during the reporting period.

In the year ahead, the Supervisory Committee will further carry out investigation and examination with the focus on improvement and implementation of internal control rules, execution of the fixed asset investment plan, asset acquisition or swap, the flow of connected transactions and the execution of financial budget. The Supervisory Committee will further strengthen its supervision and investigation of the Company's financial conditions and, based on the principle of aggressing in an honest and bona fides manner, will perform its supervisory functions thoroughly to promote the growth of the Company's profit in 2004 and safeguard the shareholders' interests.


Wang Zuoran
Chairman of the Supervisory Committee

Beijing, PRC, 26 March 2004

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1   GENERAL INFORMATION ON DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

     (1)  Directors

          Chen Tonghai, 55, Chairman of the Board of Directors of Sinopec Corp. Mr. Chen is also President of China Petrochemical Corporation. Mr. Chen graduated from Northeast Petroleum Institute in September 1976 specialising in petroleum production engineering. Mr. Chen is a professor level senior economist. He has extensive experience in petrochemical industry administration and macro-economic management. From March 1983 to December 1986, Mr. Chen was Deputy Head and then Head of Zhenhai Petroleum and Petrochemical Plant under former China Petrochemical Corporation. From December 1986 to July 1989, Mr. Chen served as Managing Deputy Mayor of Ningbo City. From July 1989 to June 1991, Mr. Chen served as Managing Deputy Director of Planning and Economic Committee of Zhejiang Province. From June 1991 to February 1992, Mr. Chen served as Acting Mayor of Ningbo City. From February 1992 to January 1994, Mr. Chen served as Mayor of Ningbo City, Zhejiang Province. From January 1994 to April 1998, Mr. Chen served as Vice Minister of the State Planning Commission. Mr. Chen served as Vice President of China Petrochemical Corporation from April 1998 to March 2003. Mr. Chen has been President of China Petrochemical Corporation since March 2003. Mr. Chen served as Director and Vice Chairman of the first session of the Board of Directors of Sinopec Corp. from February 2000 to April 2003. Mr. Chen was elected as Director and Chairman of the second session of the Board of Directors of Sinopec Corp. in April 2003.

          Wang Jiming, 61, Vice Chairman of the Board of Directors and President of Sinopec Corp. Mr. Wang graduated from East China Chemical Institute in September 1964 specialising in petroleum refining. Mr. Wang is a professor level senior engineer with over 30 years' management experience in China's petroleum and petrochemical industry. From November 1984 to June 1993, Mr. Wang served as Vice President, Acting President and President of Shanghai Petrochemical Plant under former China Petrochemical Corporation. Mr. Wang served as Chairman and President of Shanghai Petrochemical Company Limited from June 1993 to February 1994. He served as Vice President of China Petrochemical Corporation (before reorganization) and Chairman of Shanghai Petrochemical Company from February 1994 to April 1998. Mr. Wang served as Vice President of China Petrochemical Corporation from April 1998 to February 2000. Mr. Wang has also served as Chairman of Shanghai SECCO Petrochemical Company Limited from December 2001 to July 2003. Mr. Wang served as Director of the first session of the Board of Directors and President of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Director and Vice Chairman of the second session of the Board of Directors of Sinopec Corp. and was appointed as President of Sinopec Corp.

          Mou Shuling, 59, Director and Senior Vice President of Sinopec Corp. Mr. Mou graduated from Beijing Petroleum Institute in July 1968 specialising in petroleum production engineering. Mr. Mou is a professor level senior engineer and has over 30 years' management experience in China's petroleum industry. From February 1990 to April 1997, Mr. Mou served as Deputy Director and Director of Jiangsu Petroleum Exploration Bureau. From April 1997 to April 1998, Mr. Mou served as Director of Shengli Petroleum Administration Bureau. Mr. Mou served as Vice President of China Petrochemical Corporation from April 1998 to February 2000. Mr. Mou served as Director of the first session of the Board of Directors and Vice President of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Mou was elected as Director of the second session of the Board of Directors of Sinopec Corp. and was appointed as Senior Vice President of Sinopec Corp.

          Zhang Jiaren, 59, Director, Senior Vice President and Chief Financial Officer of Sinopec Corp. Mr. Zhang graduated from Hefei Industrial University in July 1966 specialising in electrical engineering. Mr. Zhang is a professor level senior economist with over 30 years' management experience in China's petrochemical industry. From August 1987 to July 1994, Mr. Zhang served as Vice President and President of Zhenhai Petroleum and Petrochemical Plant under former China Petrochemical Corporation. From July 1994 to April 1998, Mr. Zhang served as Chairman and President of Zhenhai Refining and Chemical Company. Mr. Zhang served as Vice President of China Petrochemical Corporation from April 1998 to February 2000. Mr. Zhang served as Director of the first session of the Board of Directors and Vice President of Sinopec Corp. from February 2000 to April 2003. Mr. Zhang has been Chief Financial Officer of Sinopec Corp. since March 2000. In April 2003, Mr. Zhang was elected as Director of the second session of the Board of Directors of Sinopec Corp. and was appointed as Senior Vice President and Chief Financial Officer of Sinopec Corp.

          Cao Xianghong, 58, Director and Senior Vice President of Sinopec Corp. Mr. Cao graduated from Nanjing Chemical Institute in July 1967 specialising in macro molecular chemistry. Mr. Cao is an academician of the China Academy of Engineering and a professor level senior engineer. Mr. Cao has over 30 years' management experience in China's petrochemical industry. From July 1984 to August 1997, Mr. Cao served as Vice President and Chief Engineer of Beijing Yansan Petrochemical Company under former China Petrochemical Corporation. From August 1997 to February 2000, Mr. Cao served as President, Vice Chairman and Chairman of Beijing Yansan Petrochemical Company Limited and Chairman of Beijing Yanhua Petrochemical Company Limited. Mr. Cao served as Director of the first session of the Board of Directors and Vice President of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Cao was elected as Director of the second session of the Board of Directors of Sinopec Corp. and was appointed as Senior Vice President of Sinopec Corp.

          Liu Genyuan, 58, is a Director of Sinopec Corp. Mr. Liu is Vice President of China Petrochemical Corporation. Mr. Liu graduated from Shanghai Science and Technology University in July 1968 specialising in radiation chemistry. He is a professor level senior economist and has over 30 years' extensive management experience in China's petrochemical industry. From May 1995 to July 2001, he served as President of Shanghai Gaoqiao Petrochemical Company under former China Petrochemical Corporation. Mr. Liu has been Vice President of China Petrochemical Corporation since July 2001. Mr. Liu was elected as Director of the second session of the Board of Directors of Sinopec Corp. in June 2003.

          Liu Kegu, 56, is a Director of Sinopec Corp. Mr. Liu graduated from the Renmin University of China in February 1982 specialising in politics and economics. He then obtained a doctorate degree from Northeast Finance University in July 2000 specialising in finance. Mr. Liu was engaged in economic management over a long period of time, and has accumulated extensive experience in macro-economic management. From September 1986 to March 1990, he was Vice President of Beijing Public Transportation Company. From March 1990 to October 1996, he served as Deputy Director of Financial Structure and Tax System Reform Bureau, and then as Director of Taxation Administration Bureau, of State Ministry of Finance. From October 1996 to May 1999, he was the assistant to Governor of Liaoning Province. From May 1999 to September 2002, he served as Vice Governor of Liaoning Province. Mr. Liu has been Deputy Governor of China Development Bank since September 2002. Mr. Liu was elected as Director of the second session of the Board of Directors of Sinopec Corp. in June, 2003. Fan Yifei, 40, is a Director of Sinopec Corp. Mr. Fan graduated from Changzhou Financial and Economic School in July 1982 specialising in infrastructure finance and credit. He obtained a master's degree in finance from the Financial Science Research Institute of the Ministry of Finance in September 1990. In July 1993, he obtained a doctoral degree in finance from the Renmin University of China. He is a senior accountant. He has long engaged in financial management work, and has relatively extensive experience in financial management. From February 1994 to September 1994, he was the Assistant to the General Manager and Manager of the Planning and Finance Department of the Trust Investment Company of China Construction Bank. From September 1994 to July 1996, he served as Deputy Director of the Capital Planning Department of China Construction Bank. He was the General Manager of the Finance and Accounting Department of China Construction Bank from July 1996 to January 1998. He was the General Manager of the Planning and Finance Department of China Construction Bank from January 1998 to February 2000. He has been the Assistant to the Governor of China Construction Bank since February 2000. Mr. Fan was elected as Director of the second session of the Board of Directors of Sinopec Corp. in April 2003.

          Chen Qingtai, 66, Independent Non-executive Director of Sinopec Corp. Mr. Chen graduated from Tsinghua University in February 1964 specialising in power and dynamics engineering. Mr. Chen is a researcher and professor. Mr. Chen was engaged in business administration and macro-economic management over a long period of time, and has accumulated extensive experience in business administration and macro-economic management over a long period of time. From October 1982 to July 1992, Mr. Chen was Chief Engineer, President and Chairman of China No. 2 Automobile Works and Chairman of Shenlong Automobile Co., Ltd. From July 1992 to April 1993, Mr. Chen served as Deputy Director of the State Council Economic and Trade Office. From April 1993 to March 1998, Mr. Chen served as Deputy Director of State Economic and Trade Commission. Since July 2000, he has been Director of the Public Management College under Tsinghua University. Mr. Chen has been Vice Minister of State Council Development and Research Center and a member of the National Committee of the tenth session of Chinese People's Political Consultative Conference since March, 2003. Mr. Chen served as Independent Non-executive Director of the first session of the Board of Directors of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Cao was elected as Independent Non-executive Director of the second session of the Board of Directors of Sinopec Corp.

          Ho Tsu Kwok Charles, 54, Independent Non-executive Director of Sinopec Corp. Mr. Ho is Chairman of Hong Kong Tobacco Company Limited, a cigarette manufacturer and distributor in the Asia Pacific. Mr. Ho is also Chairman and Director of Global China Investments Limited, a joint venture between a Canadian provincial government pension fund and the Ontario Municipal Employees Retirement System. He is responsible for devising investment and management strategies for Global China Investments Limited. Mr. Ho is Chairman of Global China Investments Holdings Limited and Non-executive Director of China National Aviation Company Limited, each listed on the Hong Kong Stock Exchange. Mr. Ho is also a member of the Chinese People's Political Consultative Conference and a member of Economic Consultative Advisor to Shandong provincial government. He is a member of the Board of Trustees of the University of International Business and Economics of China and Honorary member of the Board of Trustees of Peking University and member of the Board of Trustees of Chinese University of Hong Kong. Mr. Ho is also a member of the tenth session of the National Committee of the Chinese People's Political Consultative Conference. Mr. Ho served as Independent Non-executive Director of the first session of the Board of Directors of Sinopec Corp. from June 2000 to April 2003. In April 2003, Mr. Ho was elected as Independent Non-executive Director of the second session of the Board of Directors of Sinopec Corp.

          Shi Wanpeng, 66, is an Independent Non-executive Director of Sinopec Corp. Mr. Shi graduated from Northern Jiaotong University in August 1960 specialising in railway transportation administration. He is a professor level senior engineer. He has long engaged in economic management work, and has extensive experience in macro-economic management. From January 1983 to January 1987, he served as a Deputy Director of the Transport Bureau of the State Economic Commission. From January 1987 to May 1988, he was the Director of the Economic and Technical Co-operation Bureau of the State Economic Commission. From May 1988 to July 1991, he was the Director of the Production and Dispatch Bureau of the State Planning Commission. From July 1991 to July 1992, he served as Deputy Secretary General of the Production Office of the State Council. From July 1992 to April 1993, he served as a Deputy Director of the Economic and Trade Office of the State Council. From April 1993 to July 1997, he was a Vice Minister of the State Economic and Trade Commission. From July 1997 to March 1998, he was the Chairman (minister level) of the China Textiles Association. From March 1998 to February 2002, he served as a Vice Minister of the State Economic and Trade Commission. He has been a member of the National Committee of the tenth session of the Chinese People's Political Consultative Conference and Deputy Director of its Economic Committee since March 2003. Mr. Shi was elected as Independent Non-executive Director of the second session of the Board of Directors of Sinopec Corp. in April 2003.

          Zhang Youcai, 62, is an Independent Non-executive Director of Sinopec Corp. Mr. Zhang graduated from Nanjing Industrial University in August 1965 specialising in inorganic chemistry. He is a professor. He has long engaged in business administration, financial management and government work, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice President, Deputy Secretary of the Party Committee and President, respectively, of Nantong Chemical Fertilizer Plant. From August 1980 to January 1982, he was a Deputy Director and a member of the Leading Party Group of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as a Deputy Director of the Planning Commission of Nantong Region. From February 1983 to November 1989, he served as a Deputy Mayor, Deputy Secretary of the Party Committee and Mayor, respectively, of Nantong City. He was a Vice Minister and a member of the Leading Party Group of the Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998 of this period, he served concurrently as the Director of the State-owned Assets Administration Bureau). He has been the Chairman of The Chinese Institute of Chief Accountants since November 2002. He has also been the member of the standing committee of the tenth session of the National People's Congress and Deputy Director of its Financial and Economic Committee since March 2003. Mr. Zhang was elected as Independent Non-executive Director of the second session of the Board of Directors of Sinopec Corp. in April 2003.

          Cao Yaofeng, 50, is an Employee Representative Director of Sinopec Corp. Mr. Cao graduated from the General Section of East China Petroleum Institute in September 1977 specialising in mining machinery. He obtained a master's degree in mechanical design and theories from the Petroleum University (East China) in June 2001. He is a professor level senior engineer. From April 1997 to December 2001, he was a Deputy Director of Shengli Petroleum Administration Bureau under China Petrochemical Corporation. He acted concurrently as a Vice-Chairman of the Board of Directors of Sinopec Shengli Oilfield Company Limited from May 2000 to December 2001. From December 2001 to December 2002, he was a Director and the General Manager of Sinopec Shengli Oilfield Company Limited. He has been the Chairman of the Board of Directors of Sinopec Shengli Oilfield Company Limited since December 2002. Mr. Cao was elected as Employee Representative Director of the second session of the Board of Directors of Sinopec Corp. in April 2003.


Information of Directors
                                                         Position with                    Paid (P) or         Sinopec Corp.'s
Name               Gender       Age                      Sinopec Corp.   Term of Office    Unpaid (U)           Shares Held
                                                                                                           (as at 31st December)
                                                                                                              2002         2003
Chen Tonghai            M       55                            Chairman    2003.4-2006.4           P            0            0
------------------------------------------------------------------------------------------------------------------------------
Wang Jiming             M       61            Vice Chairman, President    2003.4-2006.4           P            0            0
------------------------------------------------------------------------------------------------------------------------------
Mou Shuling             M       59     Director, Senior Vice President    2003.4-2006.4           P            0            0
Zhang Jiaren            M       59 Director, Senior Vice President and    2003.4-2006.4           P            0            0
                                               Chief Financial Officer
------------------------------------------------------------------------------------------------------------------------------
Cao Xianghong           M       58     Director, Senior Vice President    2003.4-2006.4           P            0            0
------------------------------------------------------------------------------------------------------------------------------
Liu Genyuan             M       58                            Director    2003.6-2006.4           U            0            0
Liu Kegu                M       56                            Director    2003.6-2006.4           U            0            0
Fan Yifei               M       40                            Director    2003.4-2006.4           U            0            0
Chen Qingtai            M       66  Independent Non-executive Director    2003.4-2006.4           U            0            0
Ho Tsu Kwok Charles     M       54  Independent Non-executive Director    2003.4-2006.4           U            0            0
Shi Wanpeng             M       66  Independent Non-executive Director    2003.4-2006.4           U            0            0
Zhang Youcai            M       62  Independent Non-executive Director    2003.4-2006.4           U            0            0
Cao Yaofeng             M       50    Employee Representative Director    2003.4-2006.4           P            0            0


    Note: Mr. Liu Genyuan, Mr. Liu Kegu and Mr. Fan Yifei receive salary from
          China Petrochemical Corporation, China Development Bank and China Construction Bank, respectively.

     (2)  Supervisors

          Wang Zuoran, 53, Chairman of the Supervisory Committee of Sinopec Corp. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994 specialising in economic administration. Mr. Wang is a professor level senior economist and he has extensive experience in the management of petroleum industry. From October 1994 to February 2000, Mr. Wang served as Deputy Director and Party Secretary of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was the Assistant to President of China Petrochemical Corporation. Mr. Wang has been Director of Disciplinary Supervision Committee of China Petrochemical Corporation since July 2001. Mr. Wang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor and Chairman of the second session of the Supervisory Committee of Sinopec Corp.

          Zhang Chongqing, 59, Supervisor of Sinopec Corp. Mr. Zhang graduated from China University of Science and Technology in July 1967 specialising in macro molecular chemistry. He is a professor level senior economist. From April 1991 to February 1993, Mr. Zhang served as Deputy President of Planning Institute of former China Petrochemical Corporation. From February 1993 to December 1998, Mr. Zhang served as Deputy Director and Director of General Administrative Office of former China Petrochemical Corporation. Mr. Zhang has been Director of General Administrative Office of China Petrochemical Corporation since December 1998. Mr. Zhang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Zhang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp.

          Wang Peijun, 58, Supervisor of Sinopec Corp. Mr. Wang graduated from Northeast Petroleum Institute in July 1970 specialising in oil and gas field engineering. He is a professor level senior economist. From June 1989 to August 1991, Mr. Wang was Vice Party Secretary of Qilu Petroleum and Petrochemical Company under former China Petrochemical Corporation. From August 1991 to December 1998, he served as Deputy Director and Director of Human Resources Department of former China Petrochemical Corporation. Since December 1998, Mr. Wang has been Director of Human Resources Department of China Petrochemical Corporation. Mr. Wang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp.

          Wang Xianwen, 59, Supervisor of Sinopec Corp. Mr. Wang graduated from Jilin University in July 1968 specialising in chemistry. He is a professor level senior economist. From April 1984 to March 1990, Mr. Wang served as Deputy Manager of Jinzhou Petrochemical Company of former China Petrochemical Corporation. From March 1990 to December 1998, Mr. Wang served as Deputy Director and Director of Auditing Bureau of former China Petrochemical Corporation. Mr. Wang has been Head of China Petrochemical Corporation's Auditing Bureau since December 1998. Mr. Wang has been Director of Sinopec Corp.'s Auditing Bureau since February 2000. Mr. Wang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp.

          Zhang Baojian, 59, is a Supervisor of Sinopec Corp. Mr. Zhang graduated from Shandong Financial and Economic College in July 1968 specialising in accounting. He is a professor level senior accountant. From October 1985 to April 1989, he was the Chief Accountant of Yueyang Petrochemical General Plant. From April 1989 to October 1995, he served as the chief accountant and Deputy Director of the Finance Department of former China Petrochemical Corporation. He acted concurrently as the Vice Chairman of Sinopec Finance Company Limited from May 1993 to October 1995. From October 1995 to February 2000, he served as the Director of the Finance Department of former China Petrochemical Corporation, and concurrently served as Chairman of Sinopec Finance Company Limited. Mr. Zhang has been Director of the Finance & Planning Department of China Petrochemical Corporation, and has been acting concurrently as Vice Chairman of the Board of Directors of Sinopec Finance Company Limited since February 2000. Mr. Zhang has been Deputy Chief Accountant of China Petrochemical Corporation since March 2003. Mr. Zhang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003. Kang Xianzhang, 55, is a Supervisor of Sinopec Corp. Mr. Kang graduated from the Correspondence Teaching Department of the Party School of the Beijing Municipal Party Committee in March 1988 specialising in ideology politics (undergraduate course). He also graduated from the Correspondence Teaching College of the Party School of the Central Committee of the Communist Party of China in December 1992 specialising in party and political affairs management (bachelor course). He is a senior political worker. From June 1995 to April 1996, he was the Deputy Director of the Organization Department of the Communist Party Committee of the Tibet Autonomous Region. From April 1996 to May 1997, he was a senior researcher of the deputy director level in the Cadre Allocation Bureau of the Organization Department of the Central Committee of the Communist Party of China. He acted as the Deputy Secretary of the Communist Party Committee of the Coal Scientific Research Institute of the Ministry of Coal Industry from May 1997 to October 1998. From October 1998 to May 1999, he was a Supervisor of the deputy director level in the Discipline Inspection Group and the Supervisory Bureau of China Petrochemical Corporation, and acted as a Deputy Director of the Supervisory Bureau of the same company from May 1999 to March 2001. He was the Deputy Director of the Supervisory Department of Sinopec Corp. from February 2000 to March 2001. He has been a Deputy Head of the Discipline Inspection Group of the Leading Party Group and Director of the Supervisory Bureau of China Petrochemical Corporation, as well as Director of the Supervisory Department of Sinopec Corp. since March 2001. Mr. Kang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

          Cui Jianmin, 71, Independent Supervisor of Sinopec Corp. Mr. Cui graduated from the Renmin University of China in October 1962 specialising in planning. Mr. Cui is a senior auditor, certified accountant and has extensive management experience in audit and finance fields. From June 1983 to January 1985, Mr. Cui served as Director of Industry and Transportation Bureau of State Audit Administration. From January 1985 to April 1995, Mr. Cui has been Deputy Auditor-General and Managing Deputy Auditor-General of State Audit Administration. Mr. Cui has been Chairman of the Chinese Certified Public Accountants Association since December 1995. Mr. Cui served as Independent Supervisor in the first session of Supervisory Committee of Sinopec Corp. from April 2000 to April 2003 and was elected Independent Supervisor of the second session of Supervisory Committee of Sinopec Corp. in April 2003.

          Li Yonggui, 63, is an Independent Supervisor of Sinopec Corp. Mr. Li graduated from Shandong Financial and Economic College in July 1965 specialising in finance. He is a senior economist and a certified public accountant. He has long engaged in tax management work and has extensive management experience in the field of taxation. From February 1985 to December 1988, he was the Deputy Director of the Taxation Bureau of the Ministry of Finance. He served as the Chief Economist of the State Administration of Taxation from December 1988 to April 1991. From April 1991 to February 1995, he served as the Deputy Director of the State Administration of Taxation. He was the Chief Economist of the State Administration of Taxation of China from February 1995 to September 2001. Mr. Li has been the Chairman of the China Taxation Consulting Association since May 2000. Mr. Li was elected as Independent Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2000.

          Su Wensheng, 47, is an Employee Representative Supervisor of Sinopec Corp. Mr. Su graduated from Tsinghua University in December 1980 specialising in environmental engineering. He obtained a master's degree in management science and engineering from Petroleum University (Beijing) in June 2000. He is a senior engineer. From September 1986 to November 1996, he was a Deputy Secretary of the Party Committee of the Beijing Designing Institute under former China Petrochemical Corporation, and acted concurrently as the Secretary of the Disciplinary Committee of the same Institute. From November 1996 to December 1998, he was the Secretary of the Party Committee of Beijing Designing Institute of the former China Petrochemical Corporation. Mr. Su has been the Director of the Ideology & Politics Department and a Deputy Secretary of the Affiliated Party Committee of China Petrochemical Corporation since December 1998. He has acted concurrently as the Managing Deputy Secretary of the Party Working Committee of the Western New Region Exploration Headquarter of Sinopec Corp. since December 2001. Mr. Su was elected as Employee Representative Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2000.

          Cui Guoqi, 50, is an Employee Representative Supervisor of Sinopec Corp. Mr. Cui graduated from the Correspondence Teaching College of Renmin University of China in December 1985 specialising in industrial business management. In January 1997, he obtained a master's degree in business management from the Business Management School of Renmin University of China. He is a senior economist. Mr. Cui has served as Director of Sinopec Beijing Yanhua Petrochemical Company Limited and he has served concurrently as Chairman of the Trade Union of Sinopec Beijing Yanshan Company since February 2000. Mr. Cui has been a member of the Executive Committee of the All China Federation of Trade Unions since December 2000, and a member of the Standing Committee of the National Committee of the Union of Chinese Energy and Chemical Industries since December 2001. Mr. Zhang was elected Employee Representative Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

          Zhang Xianglin, 57, is an Employee Representative Supervisor of Sinopec Corp. Mr. Zhang graduated from Beijing Machinery College in July 1970 specialising in precision machine tool. He is a Senior Political Worker. He has served as a Director and Chairman of the Trade Union of Sinopec Yangzi Petrochemical Company Limited since January 2000. Mr. Zhang was elected Employee Representative Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

          Zhang Haichao, 46, is an Employee Representative Supervisor of Sinopec Corp. Mr. Zhang graduated from Zhoushan Petrochemical School in December 1979 specialising in oil storage and transportation. He also graduated from Jilin Chemical Institute in July 1985 specialising in oil storage and transportation. From January 2001 to June 2002, he participated in the business administration programme at Macau Science & Technology University. He is an economist. He served as Deputy General Manager of Zhejiang Oil Products Company from March 1998 to September 1999. He has served as General Manager of Zhejiang Oil Products Company since September 1999, and has served as Manager of Sinopec Zhejiang Oil Products Company since February 2000. Mr. Zhang was elected Employee Representative Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.


       Information of Supervisors
                                                       Position with                    Paid (P) or         Sinopec Corp.'s
Name                  Gender       Age                 Sinopec Corp.   Term of Office    Unpaid (U)           Shares Held
                                                                                                         (as at 31st December)
                                                                                                          2002         2003
Wang Zuoran                M        53               Chairman of the    2003.4-2006.4           P            0            0
                                                  Supervisory Committee
-----------------------------------------------------------------------------------------------------------------------------
Zhang Chongqing            M        59                    Supervisor    2003.4-2006.4           P            0            0
-----------------------------------------------------------------------------------------------------------------------------
Wang Peijun                M        58                    Supervisor    2003.4-2006.4           P            0            0
-----------------------------------------------------------------------------------------------------------------------------
Wang Xianwen               M        59                    Supervisor    2003.4-2006.4           P            0            0
Zhang Baojian              M        59                    Supervisor    2003.4-2006.4           P            0            0
-----------------------------------------------------------------------------------------------------------------------------
Kang Xianzhang             M        55                    Supervisor    2003.4-2006.4           P            0            0
-----------------------------------------------------------------------------------------------------------------------------
Cui Jianmin                M        71        Independent Supervisor    2003.4-2006.4           U            0            0
-----------------------------------------------------------------------------------------------------------------------------
Li Yonggui                 M        63        Independent Supervisor    2003.4-2006.4           U            0            0
-----------------------------------------------------------------------------------------------------------------------------
Su Wensheng                M        47       Employee Representative    2003.4-2006.4           P            0            0
                                                          Supervisor
-----------------------------------------------------------------------------------------------------------------------------
Cui Guoqi                  M        50       Employee Representative    2003.4-2006.4           P            0            0
                                                          Supervisor
-----------------------------------------------------------------------------------------------------------------------------
Zhang Xianglin             M        57       Employee Representative    2003.4-2006.4           P            0            0
                                                          Supervisor
-----------------------------------------------------------------------------------------------------------------------------
Zhang Haichao              M        46       Employee Representative    2003.4-2006.4           P            0            0
                                                          Supervisor
-----------------------------------------------------------------------------------------------------------------------------

     (3)  Other Members of the Senior Management

          Wang Tianpu, 41, Senior Vice President of Sinopec Corp. Mr. Wang graduated from Qingdao Chemical Institute specialising in basic organic chemistry in July 1985. He then graduated from Dalian Science and Technology University in July 1996 and obtained a master's degree in business administration. In August 2003, he graduated from Zhejiang University specialising in Chemical Engineering and obtained a docotr's degree. He is a professor level senior engineer, and has accumulated relatively extensive experience in production management in petrochemical industry. From March 1999 to February 2000, he was Vice President of Qilu Petrochemical Company under China Petrochemical Corporation. From February 2000 to September 2000, he was Vice President of Sinopec Qilu Company. From September 2000 to August 2001, he was President of Sinopec Qilu Company. Mr. Wang was Vice President of Sinopec Corp. from August 2001 to April 2003 and was appointed as Senior Vice President of Sinopec Corp. in April 2003.

          Wang Zhigang, 47, is a Vice President of Sinopec Corp. Mr. Wang graduated from East China Petroleum Institute in January 1982 specialising in oil production, and then obtained a master degree from University of Petroleum in June 2000 specialising in oil and gas development engineering. He is a professor level senior engineer. From February to June in 2000, he was Vice President of Sinopec Shengli Oil Field Company Limited. From June 2000 to December 2001, Mr. Wang served as Director and President of Sinopec Shengli Oil Field Company Limited. He was appointed as Non-executive Vice Chairman of the Committee of Economics and Trade of Ningxia Hui Autonomous Region from November 2001 to May 2003. From June 2003, he has acted as the Director of Exploration and Production Department of Sinopec Corp. Mr. Wang was appointed Vice President of Sinopec Corp. in April 2003.

          Zhang Jianhua, 40, is a Vice President of Sinopec Corp. Mr. Zhang graduated from East China Chemical Engineering Institute in July 1986 specialising in petroleum refining, and then obtained a master degree from East China University to Science and Technology specialising in chemical engineering in December 2000. He is a professor level senior engineer. Mr. Zhang was appointed Vice-president of Shanghai Gaoqiao Petrochemical Company under China Petrochemical Corporation from April 1999 to Februray 2000. From February to September in 2000, he was Vice President of Sinopec Shanghai Gaoqiao Company. From September 2000 ot June 2003, he was the President of Sinopec Shanghai Gaogiao Company. Mr. Zhang has been Director of Sinopec Operation and Management Department since November 2003. Mr. Zhang was appointed Vice President of Sinopec Corp. in April 2003.

          Cai Xiyou, 42, is a Vice President of Sinopec Corp. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 specialising in petroleum processing automation, and then obtained an MBA degree from China Industry and Science Dalian Training Center in October 1990. He is a senior economist. From June 1995 to May 1996, Mr. Cai was Vice President of Jinzhou Petrochemical Company under China Petrochemical Corporation before the reorganization. From May 1996 to December 1998, he was Vice President of Dalian West Pacific Petrochemical Limited Company. From December 1998 to June 2001, he acted as Vice President of Sinopec Sales Company Limited, and from June to December in 2001, he acted as Managing Vice President of Sinopec Sales Company Limited. He has been Director and President of China International United Petroleum & Chemicals Company Limited since December 2001. Mr. Cai was appointed as Vice President of Sinopec Corp. in April 2003.

          Li Chunguang, 48, is a Vice President of Sinopec Corp. Mr. Li graduated from Heilongjiang Business Institute in January 1982 specialising in petroleum storage and transportation. He is a senior engineer. Mr. Li acted as Vice President of Sinopec Sales Company Limited from October 1995 to June 2001. From June 2001 to December 2001, he was President of Sinopec Sales Company limited, and has been Director of Marketing and Distribution Department of Sinopec Corp. since December 2001. Mr. Li was appointed as Vice President of Sinopec Corp. in April 2003.

          Chen Ge, 42, is Secretary to the Board of Directors of Sinopec Corp. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 specialising in petroleum refining, and then obtained an MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was a Deputy Director of Sinopec Corp.'s Secretariat to the Board of Directors. Mr. Chen has been the Director of Sinopec Corp.'s Secretariat to the Board of Directors since December 2001. Mr. Chen was appointed as Secretary to the Board of Directors of Sinopec Corp. since April 2003.

       Other Members of the Senior Management

                                                            Position with                      Paid (P) orSinopec Corp.'s
       Name                  Gender       Age               Sinopec Corp.   Term of Office       Unpaid (U)Shares Held
                                                                                                     (as at 31st December)
                                                                                                      2002    2003
       Wang Tianpu                M        41       Senior Vice President          2003.4-          P   0        0
-----------------------------------------------------------------------------------------------------------------------------
       Wang Zhigang               M        47              Vice President          2003.4-          P   0        0
-----------------------------------------------------------------------------------------------------------------------------
       Zhang Jianhua              M        40              Vice President          2003.4-          P   0        0
       Cai Xiyou                  M        42              Vice President          2003.4-          P   0        0
-----------------------------------------------------------------------------------------------------------------------------
       Li Chunguang               M        48              Vice President          2003.4-          P   0        0
-----------------------------------------------------------------------------------------------------------------------------
       Chen Ge                    M        42           Secretary to the           2003.4-
                                                       Board of Directors           2006.4          P   0        0
-----------------------------------------------------------------------------------------------------------------------------

2 INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL OF SINOPEC CORP.
     Please refer to item 17 in Disclosure of Significant Events of this report.

3    DIRECTORS' OR SUPERVISORS' INTERESTS IN CONTRACTS
     None of the Directors nor the Supervisors of Sinopec Corp. had any beneficial interests in any material contracts to which Sinopec Corp., its holding company or any of its subsidiaries or fellow subsidiaries was a party subsisted at 31st December 2003 or at any time during the year. No director or supervisor has entered into any service contracts with Sinopec Corp., which is not terminable by Sinopec Corp. within one year without payment other than statutory compensation.

4 SALARIES OF DIRECTORS, SUPERVISORS AND MEMBERS OF THE SENIOR MANAGEMENT Sinopec Corp. has established and continuously improved a fair and transparent performance evaluation standard and an incentive and constraint mechanism for the directors, supervisors and other senior management officers. It has implemented such incentive policies as a the Performance Evaluation and Salary Incentive Plan for the Senior Management of Sinopec Corp.", "the Plan of Stock Appreciation Rights for the Senior Management of Sinopec Corp." and "the Measures on the First Granting of Stock Appreciation Rights to the Senior Management of Sinopec Corp.", all of which were approved by the Fourth Extraordinary General Meeting of Shareholders of Year 2000 held on 7 September 2000. In 2003, Sinopec Corp. implemented the incentive policies such as "the Implementing Measures of Salary for Senior Management of Sinopec Corp. (Tentative)".

     The directors, supervisors and other senior management officers of Sinopec Corp. received their remuneration in the form of basic salary and performance rewards, including the amount granted by Sinopec Corp. to the directors, supervisors and other senior management according to the retirement pension plan.

     During the period of this report, the reserves for the stock appreciation rights to be granted at the first time have already benn prepared according to "the Measures on the First Granting of Stock Appreciation Rights for the Senior Management of Sinopec Corp."

     During this reporting period, directors in office (excluding directors and independent nonexecutive directors who do not hold any working post with Sinopec Corp.), supervisors (excluding independent supervisors) and other senior management officers were paid RMB 4,190,745 in total as annual remuneration. The three highest paid directors and senior management officers respectively received RMB 717,476 and RMB 852,740 remuneration in total. The total annual fees for the independent non-executive directors and independent supervisors were RMB 165,000. Directors Mr. Liu Genyuan, Mr. Liu Kegu and Mr. Fan Yifei, who do not hold any working post with Sinopec Corp., are not paid any remuneration by Sinopec Corp.

     During this reporting period, amongst the 22 directors (excluding directors and independent non-executive directors who do not hold any working post with Sinopec Corp.), supervisors (excluding independent supervisors) and other senior management officers who are in office, two of them received annual remuneration for an amount of above RMB 300,000, 4 of them received annual remuneration between RMB 200,000 and RMB 300,000, 15 of them received annual remuneration between RMB 150,000 and RMB 200,000, and one of them received annual remuneration between RMB 100,000 and RMB 150,000.

5    THE COMPANY'S EMPLOYEES
     As at 31 December 2003, the Company had a total of 400,513 employees, details are shown as follows:

     Breakdown according to operation department structures:

                                                           Number of         Percentage to
                                                           Employees   Total Employees (%)
    Exploration and Production                               144,194                36.0
------------------------------------------------------------------------------------------
    Refining                                                  81,099                20.2
------------------------------------------------------------------------------------------
    Marketing and Distribution                                77,944                19.5
------------------------------------------------------------------------------------------
    Chemicals                                                 92,654                23.1
    R&D and Others                                             4,622                 1.2
------------------------------------------------------------------------------------------
    Total                                                    400,513                 100
------------------------------------------------------------------------------------------


    Breakdown according to functions:
                                                           Number of         Percentage to
                                                           Employees   Total Employees (%)
    Production                                               185,907                46.4
------------------------------------------------------------------------------------------
    Sales                                                     76,527                19.1
    Technical                                                 46,096                11.5
    Finance                                                   10,553                 2.7
    Administration                                            33,757                 8.4
    Others                                                    47,673                11.9
------------------------------------------------------------------------------------------
    Total                                                    400,513                 100
------------------------------------------------------------------------------------------

    Breakdown according to education level:
                                                           Number of         Percentage to
                                                           Employees   Total Employees (%)
    Master's degree or above                                   2,934                 0.7
------------------------------------------------------------------------------------------
    University                                                43,013                10.7
    Tertiary education                                        67,363                16.8
    Technical/polytechnic school                              48,534                12.1
    Secondary, technical/polytechnic school or below         238,669                59.7
    Total                                                    400,513                 100

6   EMPLOYEES' RETIREMENT SCHEME
    Details of the employees' retirement scheme of the Company are set out in note 34 on the financial statements prepared under IFRS which are contained in this annual report.

    As at 31 December 2003, the Company had a total of 98,951 retired employees, and all of them have participated in basic pension schemes administered by provincial (autonomous regions and municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

PRINCIPAL WHOLLY-OWNED AND NON WHOLLY-OWNED SUBSIDIARIES

At 31 December 2003, details of the principal wholly-owned and non wholly-owned subsidiaries of Sinopec Corp. and companies in which Sinopec Corp. holds shares are as follows:

                                          Percentage of
                                                 shares
                            Registered          held by           Total
 Name of Company            share capital  Sinopec Corp.         assets                 Net profit
                            RMB million             (%)         RMB million            RMB million

Sinopec Beijing Yanhua          3,374             70.01     the results are        the results are
Petrochemical Company                                   yet to be published    yet to be published
Limited
------------------------------------------------------------------------------------------------------
Sinopec Shengli Oilfield       30,028           100.00          50,799                 9,842
Company Limited
------------------------------------------------------------------------------------------------------
Sinopec Sales Company Limited   1,700           100.00          14,128                   535

------------------------------------------------------------------------------------------------------
Sinopec International           1,400           100.00          22,013                   396
Company Limited
------------------------------------------------------------------------------------------------------
Sinopec Shanghai Petrochemical  7,200            55.56          27,581                 1,386
Company Limited
intermediate

------------------------------------------------------------------------------------------------------
Sinopec Yangzi Petrochemical    2,330            84.98          13,330                 1,660
Company Limited

-------------------------------------------------------------------------------------------------------
Sinopec Qilu Petrochemical      1,950            82.05           7,215                   630
Company Limited


-------------------------------------------------------------------------------------------------------
Sinopec Yizheng Chemical        4,000            42.00          12,079                   240
Fibre Company Limited

-------------------------------------------------------------------------------------------------------
Sinopec Zhenhai Refining        2,524            71.32     the results are      the results are
and Chemical Company Limited                           yet to be published  yet to be published


-------------------------------------------------------------------------------------------------------
Sinopec Wuhan Phoenix             519            40.72     the results are      the results are
Company Limited                                        yet to be published  yet to be published


-----------------------------------------------------------------------------------------------------
Sinopec Shijiazhuang Refinery Corp.              1,154           79.73
                                                           the results are      The results are
                                                       yet to be published  yet to be published

-----------------------------------------------------------------------------------------------------
Sinopec Zhongyuan                 875            70.85           4,737             522    Beijing
Petroleum Company Limited                                                                 Zhong
                                                                                          Zhou
                                                                                          Guanghua
                                                                                          CPA Company
                                                                                          Limited
-----------------------------------------------------------------------------------------------------
Sinopec Wuhan Petroleum           147            46.25             887              31    Wuhan
Group Company Limited                                                                     Zhonghuan
                                                                                          CPA Company
                                                                                          Limited
-----------------------------------------------------------------------------------------------------
Sinopec Fujian Refinery         2,253            50.00           3,210             234    KPMG
Company Limited                                                                           Huazhen


-----------------------------------------------------------------------------------------------------
Sinopec Maoming Refining and                     1,064           99.81           6,249    305
Chemical Company Limited                                                                  Huazhen


-----------------------------------------------------------------------------------------------------
Sinopec Kantons Holdings    HK$104 million       72.40           2,490             148    KPMG
Limited
-----------------------------------------------------------------------------------------------------


(TABLE CONTINUED)





 Name of Company                       Auditor          Principal activities


Sinopec Beijing Yanhua                 KPMG             Manufacturing of
Petrochemical Company                  Huazhen          chemical products
Limited
--------------------------------------------------------------------------------------
Sinopec Shengli Oilfield                KPMG            Exploration and production
Company Limited                         Huazhen         of crude oil and natural gas
--------------------------------------------------------------------------------------
Sinopec Sales Company Limited           KPMG            Marketing and distribution
                                        Huazhen          of refined oil products
--------------------------------------------------------------------------------------
Sinopec International                   Beijing         Trading of crude oil and
Company Limited                         Zhonglunxin     petrochemical products
--------------------------------------------------------------------------------------
Sinopec Shanghai Petrochemical          KPMG            Manufacturing of synthetic
Company Limited                         Huazhen         fibres, resin  and  plastics,
intermediate                                            petrochemical products
                                                        and petroleum products
--------------------------------------------------------------------------------------
Sinopec Yangzi Petrochemical            KPMG            Manufacturing of
Company Limited                         Huazhen         intermediate petrochemical
                                                         products And petroleum produc
--------------------------------------------------------------------------------------
Sinopec Qilu Petrochemical              KPMG            Manufacturing of
Company Limited                         Huazhen         intermediate
                                                        petrochemical products
                                                        and petroleum products
--------------------------------------------------------------------------------------
Sinopec Yizheng Chemical                KPMG            Production and sale of
Fibre Company Limited                   Huazhen         polyester chips and
                                                        polyester fibres
--------------------------------------------------------------------------------------
Sinopec Zhenhai Refining                KPMG            Manufacturing of
and Chemical Company Limited            Huazhen         intermediate
                                                        petrochemical products
                                                        and petroleum products
--------------------------------------------------------------------------------------
Sinopec Wuhan Phoenix                   KPMG            Manufacturing of
Company Limited                         Huazhen         intermediate
                                                        petrochemical products
                                                        and petroleum products
--------------------------------------------------------------------------------------
Sinopec Shijiazhuang Refinery Corp.     KPMGM           Manufacturing of
                                                        intermediate
                                        Huazhen         petrochemical products
                                                        and petroleum products
--------------------------------------------------------------------------------------
Sinopec Zhongyuan                       Beijing         Exploration of
Petroleum Company Limited               Zhong           crude oil and natural gas
                                        Zou
                                        Guanghua
                                        CPA Company
                                        Limited
--------------------------------------------------------------------------------------
Sinopec Wuhan Petroleum                 Wuhon           Marketing and distribution
Group Company Limited                   Zhonghuan       of refined oil products
                                        CPA Company
                                        Limited
--------------------------------------------------------------------------------------
Sinopec Fujian Refinery                 KPMG            Manufacturing of intermediate
                                        Huazhen         petrochemical products
                                                        and petroleum products
--------------------------------------------------------------------------------------
Sinopec Maoming Refining and            KPMG            Manufacturing of
Chemical Company Limited                Huazhen         intermediate
                                                        petrochemical products
                                                        and petroleum products
--------------------------------------------------------------------------------------
Sinopec Kantons Holdings                                Trading of crude oil
Limited                                                 and petroleum products
--------------------------------------------------------------------------------------


The above indicated total assets and net profit are prepared in accordance with the PRC Accounting Rules and Regulations. Except Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above wholly-owned and non wholly-owned subsidiaries are incorporated in the PRC. The above wholly-owned and non wholly-owned subsidiaries are limited liability companies. The Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those have a significant impact on Sinopec Corp.'s results or net assets are set out above.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting ("Annual General Meeting") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for the year 2003 will be held at Beijing Continental Grand Hotel International Convention Center, No. 8 Beichendong Road, Chaoyang District, Beijing, China on Tuesday, 18 May 2004 at 9:00 a.m. for the following purposes:

By way of ordinary resolutions:

1 To consider and approve the report of the Board of Directors of Sinopec Corp. for the year ended 31 December 2003.

2 To consider and approve the report of the Supervisory Committee of Sinopec Corp. for the year ended 31 December 2003.

3 To consider and approve the audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2003.

4 To consider and approve Sinopec Corp.'s 2003 profit appropriation plan and the final dividend.

5 To re-appoint Messrs. KPMG Huazhen and KPMG as the PRC and international auditors, respectively, of Sinopec Corp. for the year 2004 and to authorise the Board of Directors to fix their remuneration.

By way of special resolutions:

1 The proposal to authorise the board of directors to allot and issue new foreign shares listed overseas:

     (a) subject to paragraphs (c) and (d) and pursuant to the Company Law of The People's Republic of China ("PRC") ("Company Law") and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the board of directors of Sinopec Corp. of all the powers of Sinopec Corp. granted by the general and unconditional mandate to issue new foreign shares listed overseas during the Relevant Period and to determine the terms and conditions for the allotment and issue of new shares including the following terms:

          (1)  class and number of new shares to be issued;


          (2) price determination method of new shares and/or issue price (including price range);

          (3)  the starting and closing dates for the issue;

          (4) class and number of the new shares to be issued to existing shareholders; and

          (5) the making or granting of offers, agreements and options which might require the exercise of such powers.

     (b) The approval in paragraph (a) shall authorise the directors of Sinopec Corp. during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period.

     (c) The aggregate nominal amount of overseas listed foreign shares and domestic shares allotted and issued conditionally or unconditionally (whether pursuant to an option or otherwise) by the board of directors of Sinopec Corp. pursuant to the approval in paragraph (a), otherwise than pursuant to issue of shares by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the Articles of Association of Sinopec Corp., shall not exceed 20% of the existing overseas listed foreign shares of Sinopec Corp.

     (d) In exercising the powers granted under paragraph (a), the board of directors of Sinopec Corp. must (1) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where Sinopec Corp. is listed; and (2) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

     (e)  For the purpose of this resolution:

         "Relevant Period" means the period from the date of passing this resolution until whichever is the earliest of:

          (i)  twelve months from the date of passing this resolution;

          (ii) the conclusion of the next annual general meeting of Sinopec Corp.; and

          (iii) the revocation or variation of the mandate granted under this resolution by special resolution of the shareholders in general meeting.

     (f) The board of directors, subject to the approval of the relevant authorities of the PRC and in accordance with the Company Law of the PRC, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (a) above, provided that the registered capital shall not exceed RMB 90,058,536,600.

     (g) Authorise the board of directors to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

     (h) Subject to the approval of the relevant PRC authorities, the board of directors be and is hereby authorised to make appropriate and necessary amendments to Article 20 and Article 23 of the Articles of Association after completion of the allotment and issue of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this mandate.

2    The proposal to amend Articles of Association and its schedules:

     a) Addition of clauses in relation to external guarantees in the Articles of Association and its schedules in accordance with the "Notice on Certain Issues relating to Regulating Fund Transfers between a Listed Company and Connected Parties and External Guarantees of Listed Companies"

     (1)  To amend the Articles of Association

          Article 107

          1 Sub-paragraph (8) of Section 1 "to determine the risks investment and security (including pledging of assets) of the Company according to the authority given in the shareholders' general meeting;"

               shall be amended as follows: "to determine the risks investments of the Company according to the authority given in the shareholder's general meeting";

               A sub-paragraph shall be inserted as sub-paragraph (9): "to determine external guarantees (including pledging of assets) of the Company according to the authority given in the shareholder's general meeting";

               The original sub-paragraphs (9) to (19) shall become sub-paragraphs (10) to (20) accordingly.

          2 Section 2: "Other than the board of directors' resolutions in respect of the matters specified in sub-paragraphs (6), (7) and
               (13) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors' resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors."

               shall be amended as follows: "Other than the board of directors' resolutions in respect of the matters specified in sub-paragraphs
               (6), (7), (9) and (14) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors' resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors."

     (2)  To amend the Rules and Procedures for the Shareholders' General
          Meeting

          Sub-paragraph (3) of Article 13

          Paragraph 1: "The Company shall not provide guarantees for its shareholders, controlling subsidiaries of its shareholders, subsidiary enterprises of shareholders or personal liability. If the Company provides guarantees to others, the guaranteed person shall provide counter-guarantee to the Company or take other necessary risk preventive measures."

          shall be amended as follows: "The Company shall not provide guarantees for its shareholders, controlling subsidiaries of its shareholders, subsidiary enterprises of shareholders or personal liability and shall not directly or indirectly provide liability guarantee for debtors with an asset to liability ratio exceeding 70%. If the Company provides guarantees to others, the guaranteed person shall provide counter-guarantee to the Company or take other necessary risk preventive measures. The total amount of external guarantees of the Company shall not exceed 50% of the net assets stated in the consolidating accounting statements of the latest accounting year of the Company."

     (3)  To amend the Rules and Procedures for the Board of Directors' Meeting

          1 Sub-paragraphs (8) of Section 1 of Article 2 "to determine the risks investment and security (including pledging of assets) of the Company according to the authority given in the shareholders' general meeting";

               shall be amended as follows: "to determine the risks investment of the Company according to the authority given in the shareholder's general meeting";

               The following shall be inserted as sub-paragraph (9): "to determine matters relating to external guarantees (including pledging of assets) of the Company according to the authority given in the shareholder's general meeting;".

               The original sub-paragraphs (9) to (19) shall become sub-paragraphs (10) to (20) accordingly.

          2    A sub-paragraph (3) shall be inserted after sub-paragraph (2) of section 4 of Article 33: "to determine to provide external guarantees;"

          3 The original sub-paragraph (3) of section 4 of Article 33 "to formulate proposals for any amendment to the Company's Articles of Association" shall become sub-paragraph (4) of section 4 of
               Article 33 accordingly, and the same shall be amended as follows:
               "to formulate proposals for any amendment to the Articles of Association and its schedules".

b) Addition of clauses in relation to shareholders' meetings and board meetings in the Articles of Association and its schedules in accordance with Appendix 3 and other provisions of he Listing Rules of the Hong Kong Stock Exchange

     (1)  To amend the Articles of Association

          1 A section shall be inserted in Article 74 as section 2: "If any shareholder are required to abstain from voting or may only vote for or against a matter according to the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited, any vote by such shareholder or his proxy in violation of the relevant rules or restrictions referred to above shall not be counted in the voting results."

          2 Sub-paragraph (4) of Article 100: "if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in an AGM of the Company for election of independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraphs (1) and (2) above shall be delivered to the Company seven (7) days before the AGM".

               shall be amended as follows: "if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in a general meeting of the Company according to law for election of independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraphs (1) and (2) above shall be delivered to the Company not less than seven (7) days before the general meeting, and the period granted by the Company for lodging the above notice and documents by the relevant nominator (such period shall commence from the date after the issue of the notice of the general meeting) shall not be less than seven (7) days".

          3 Sub-paragraph (3) of Article 101: "if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in an AGM of the Company for election of non-independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company seven (7) days before the AGM".

               shall be amended as follows: "if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in a general meeting of the Company according to law for election of non-independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company not less than seven (7) days before the general meeting, and the period granted by the Company for lodging the above notice and documents by the relevant nominator (such period shall commence from the date after the issue of the notice of the general meeting) shall not be less than seven (7) days".

          4 Section (2) of Article 157 "Directors shall not vote on the contract, transaction and arrangement where they own the major rights and interests, and shall not be listed in the quorum of the meeting"

               shall be amended as follows: "If a director or his associate (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited) have a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting."

          5 Paragraph 1 of Section 1 of Article 76: "At any shareholders' general meeting, a resolution shall be decided on a show of hands unless a poll is demanded:"

               shall be amended as follows: "At any shareholders' general meeting, a resolution shall be decided on a show of hands unless a poll is demanded or otherwise required by the listing rules of the stock exchanges on which the Company's shares are listed".

     (2)  To amend the Rules and Procedures for the Shareholders' Meeting

          A section shall be inserted in Article 62 as section 2: "If any shareholder are required to abstain from voting or may only vote for or against a matter according to the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited, any vote by such shareholder or his proxy in violation of the relevant rules or restrictions referred to above shall not be counted in the voting results."

     (3)  To amend the Rules and Procedures for the Board of Directors' Meeting

          Section 7 of Article 33: "In voting on the Company's connected transactions by the board of directors, the connected directors who have interests in the transactions shall abstain from voting. Where resolutions cannot be reached due to the abstention from voting of the connected directors, the relevant motions shall be submitted directly to the shareholders' general meeting for examination."

          shall be amended as follows: "If a director or his associate (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited) have a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting. Where resolutions cannot be reached due to the abstention from voting of the connected directors, the relevant motions shall be submitted directly to the shareholders' general meeting for examination."

c) Amendments to the Articles of Association and its schedules regarding "Detailed Rules on the Work of the Secretary of the Board"

     (1)  To amend the Articles of Association

          Section 1 of Article 119: "The Company shall have one (1) secretary of the board of directors. The secretary shall be a senior officer of the Company accountable to the Company. The Company shall draw up "Work Regulations for the Secretary of the Board" to promote the management of the Company and make provisions for disclosure of information."

          shall be amended as follows: "The Company shall have one (1) secretary of the board of directors. The secretary shall be a senior officer of the Company accountable to the Company. The Company shall formulate regulations in relation to the work of the Secretary of the Board to promote the management of the Company and make provisions for disclosure of information and investor relations."

     (2)  To Amend the Rules and Procedures for the Board of Directors' Meetings

          Article 20: "The Company shall formulate the "Work Regulations for the Secretary of the Board", which shall set out detailed provisions in respect of the duties and responsibilities, roles, and the daily working body of the secretary of the board of directors. Those Regulations shall come into effect upon the submission to, and the approval of, the board of directors."

          shall be amended as follows: "The Company shall formulate regulations in relation to the work of the secretary of the board, and perform the work for disclosure of information and investor relationship. The relevant system shall be effective after reporting to the board of directors for approval."

          The contents of the referred to in the ordinary resolutions numbered 1 to 3 above are contained in the Annual Report of Sinopec Corp. for the year 2003 (the "Annual Report"), which are available for consideration at the website of the Shanghai Stock Exchange (http://www.sse.com.cn).


By Order of the Board
Chen Ge
Secretary to the Board of Directors

Beijing, the PRC, 26 March 2004

Notes:

1   Eligibility for attending the Annual General Meeting
    Holders of Sinopec Corp.'s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Monday, 19 April 2004 are eligible to attend the Annual General Meeting.

    In order to be eligible to attend and vote at the annual general meeting of Sinopec Corp. to be held on Tuesday, 18 May 2004, all transfers accompanied by the relevant share certificates must be lodged with share registrars for H Shares of Sinopec Corp. in Hong Kong, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Friday, 16 April 2004.

2   Proxy

     (1) A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder.

     (2) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign, or other authorisation document(s) must be notarised.

     (3) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

     (4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3   Registration procedures for attending the Annual General Meeting

     (1) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

     (2) Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Wednesday, 28 April 2004.

     (3) Shareholders may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4   Closure of Register of Members
    The register of members of Sinopec Corp. will be closed from Monday, 19 April 2004 to Tuesday, 18 May 2004 (both days inclusive).

5   Procedures for demanding a poll to vote on resolutions
    Subject to the rules of the stock exchanges to which the shares of Sinopec Corp. are listed, the follow persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:

     (1)  the chairman of the meeting;

     (2) at least two shareholders present in person or by proxy entitled to vote thereat;

     (3) one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting singly or in aggregate.

          Unless a poll is demanded, a declaration shall be made by the chairman that a resolution has been passed on a show of hands. The demand for a poll may be withdrawn by the person who demands the same.

6   Other Business

     (1) The Annual General Meeting will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

     (2) The address of the Share Registrar for H Shares of Sinopec Corp., Hong Kong Registrars Limited is at:

          Shops 1712-1716, 17th Floor
          Hopewell Centre
          183 Queen's Road East
          Hong Kong

     (3) The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at:

          72 Pu Jian Road
          Pudong District
          Shanghai
          PRC

     (4)  The registered address of Sinopec Corp. is at:

          A6 Huixindong Street
          Chaoyang District
          Beijing 100029
          The People's Republic of China
          Telephone No.: (+86) 10 6499 0060
          Facsimile No.: (+86) 10 6499 0022

Report OF THE PRC AUDITORS

KPMG Huazhen

To the Shareholders of China Petroleum & Chemical Corporation:

We have audited the accompanying Company's consolidated balance sheet and balance sheet at 31 December 2003, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. The preparation of these financial statements is the responsibility of the Company's management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We conducted our audit in accordance with China's Independent Auditing Standards of the Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements, an assessment of the accounting policies used and significant estimates made by the Company's management in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the Company's consolidated financial position and financial position at 31 December 2003, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year then ended.


KPMG Huazhen                                      Certified Public Accountants
                                                  Registered in the People's
                                                  Republic of China
8/F, Office Tower E2                              Wu Wei
Oriental Plaza                                    Song Chenyang
No.1, East Chang An Ave.
Beijing, The People's Republic of China           26 March 2004
Post Code: 100738


(A) FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS
    CONSOLIDATED BALANCE SHEET
    at 31 December 2003
                                                                                        Note            2003              2002
                                                                                                RMB millions      RMB millions
Assets
-------------------------------------------------------------------------------------------------------------------------------
Current assets
    Cash at bank and in hand                                                              5           17,405            18,712
-------------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                                      6            5,953             4,684
-------------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                             7            9,284            10,670
-------------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                                     8           15,457            16,817
-------------------------------------------------------------------------------------------------------------------------------
    Advance payments                                                                      9            3,904             3,193
-------------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                          10           44,915            44,932
-------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                  96,918            99,008
-------------------------------------------------------------------------------------------------------------------------------
Long-term equity investments (Including equity investment differences of
  RMB 400 million (2002: RMB 532 million))                                               11           11,150            11,025
-------------------------------------------------------------------------------------------------------------------------------
Fixed assets
-------------------------------------------------------------------------------------------------------------------------------
    Fixed assets, at cost                                                                            461,128           431,391
-------------------------------------------------------------------------------------------------------------------------------
    Less: Accumulated depreciation                                                                   213,804           199,602
-------------------------------------------------------------------------------------------------------------------------------
                                                                                         12          247,324           231,789
-------------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment loss on fixed assets                                  12            1,331               391
-------------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets                                                                   245,993           231,398
-------------------------------------------------------------------------------------------------------------------------------
    Construction materials                                                               13            1,226             1,403
-------------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                             14           28,513            21,122
-------------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                   275,732           253,923
-------------------------------------------------------------------------------------------------------------------------------
Intangible assets and other assets
-------------------------------------------------------------------------------------------------------------------------------
    Intangible assets                                                                    15            4,564             4,062
-------------------------------------------------------------------------------------------------------------------------------
    Long term deferred expenses                                                                           97                 ?
-------------------------------------------------------------------------------------------------------------------------------
Total intangible assets and other assets                                                               4,661             4,062
-------------------------------------------------------------------------------------------------------------------------------

Deferred tax assets                                                                      16            1,752               357
-------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                                         390,213           368,375
===============================================================================================================================
Liabilities and shareholders' funds
-------------------------------------------------------------------------------------------------------------------------------
Current liabilities
-------------------------------------------------------------------------------------------------------------------------------
    Short-term loans                                                                     17           20,904            26,979
-------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                        18           23,958            30,139
-------------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                               19           22,704            19,212
-------------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                                  20            5,908             3,767
-------------------------------------------------------------------------------------------------------------------------------
    Wages payable                                                                                      1,850             1,447
-------------------------------------------------------------------------------------------------------------------------------
    Staff welfare payable                                                                              1,230             1,024
-------------------------------------------------------------------------------------------------------------------------------
    Taxes payable                                                                        21            6,986             3,380
-------------------------------------------------------------------------------------------------------------------------------
    Other payables                                                                       22            1,237             1,054
-------------------------------------------------------------------------------------------------------------------------------
    Other creditors                                                                      23           27,537            19,787
-------------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                                                                     24              303               561
-------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term liabilities                                             25            8,175             8,573
-------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                            120,792           115,923
-------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities
-------------------------------------------------------------------------------------------------------------------------------
    Long-term loans                                                                      26           79,221            73,708
-------------------------------------------------------------------------------------------------------------------------------
    Debentures payable                                                                   27               --             1,500
-------------------------------------------------------------------------------------------------------------------------------
    Other long-term payables                                                             28              888               944
-------------------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                                           80,109            76,152
-------------------------------------------------------------------------------------------------------------------------------

Deferred tax liabilities                                                                 16              289               474
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                    201,190           192,549
-------------------------------------------------------------------------------------------------------------------------------

Minority interests                                                                                    26,077            24,109
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
-------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                        29           86,702            86,702
-------------------------------------------------------------------------------------------------------------------------------
    Capital reserve                                                                      30           36,852            36,588
-------------------------------------------------------------------------------------------------------------------------------
    Surplus reserves (Including statutory public welfare fund of RMB 6,330 million
       (2002: RMB 4,429 million))                                                        31           19,660            15,858
-------------------------------------------------------------------------------------------------------------------------------
    Unrecognised investment losses                                                                      (243)               --
-------------------------------------------------------------------------------------------------------------------------------
    Undistributed profits (Including dividend declared after the balance sheet date
       in respect of the year 2003 of RMB 5,202 million (2002: RMB 5,202 million))      2&39          19,975            12,569
-------------------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                                                            162,946           151,717
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' funds                                                            390,213           368,375
===============================================================================================================================


Approved by the Board of Directors on 26 March 2004.

Chen Tonghai                       Wang Jiming                        Zhang Jiaren                      Liu Yun
Chairman                           Vice Chairman and President        Director, Senior Vice President   Head of
(Authorised representative)                                           and Chief Financial Officer       Accounting
                                                                                                        Division

The notes on pages 96 to 125 form part of these financial statements.


BALANCE SHEET
at 31 December 2003
                                                                                        Note            2003              2002
                                                                                                RMB millions      RMB millions
Assets
-------------------------------------------------------------------------------------------------------------------------------
Current assets
    Cash at bank and in hand                                                              5            6,581             8,428
-------------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                                      6            1,282             1,478
-------------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                             7            7,080             9,885
-------------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                                     8           24,861            23,661
-------------------------------------------------------------------------------------------------------------------------------
    Advance payments                                                                      9            2,990             2,189
-------------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                          10           22,793            24,907
-------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                  65,587            70,548
-------------------------------------------------------------------------------------------------------------------------------
Long-term equity investments (Including equity investment differences of
  RMB 395 million (2002: RMB 537 million))                                               11           98,334            91,501
-------------------------------------------------------------------------------------------------------------------------------
Fixed assets
-------------------------------------------------------------------------------------------------------------------------------
    Fixed assets, at cost                                                                            223,015           201,705
-------------------------------------------------------------------------------------------------------------------------------
    Less: Accumulated depreciation                                                                    94,138            84,891
-------------------------------------------------------------------------------------------------------------------------------
                                                                                         12          128,877           116,814
-------------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment loss on fixed assets                                  12              764               391
-------------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets                                                                   128,113           116,423
-------------------------------------------------------------------------------------------------------------------------------
    Construction materials                                                               13              263               283
-------------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                             14           19,858            15,394
-------------------------------------------------------------------------------------------------------------------------------
Total fixed assets                                                                                   148,234           132,100
-------------------------------------------------------------------------------------------------------------------------------
Intangible assets                                                                        15            3,712             3,659
-------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets                                                                      16            1,510               108
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                         317,377           297,916
===============================================================================================================================
Liabilities and shareholders' funds
-------------------------------------------------------------------------------------------------------------------------------
Current liabilities
    Short-term loans                                                                     17            9,787            14,828
-------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                        18           18,006            23,055
-------------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                               19           18,117            18,310
-------------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                                  20            4,077             2,008
-------------------------------------------------------------------------------------------------------------------------------
    Wages payable                                                                                        643               443
-------------------------------------------------------------------------------------------------------------------------------
    Staff welfare payable                                                                                583               450
-------------------------------------------------------------------------------------------------------------------------------
    Taxes payable                                                                        21            2,975             1,094
-------------------------------------------------------------------------------------------------------------------------------
    Other payables                                                                       22              380               302
-------------------------------------------------------------------------------------------------------------------------------
    Other creditors                                                                      23           26,102            17,134
-------------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                                                                     24              133               221
-------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term liabilities                                             25            4,428             5,996
-------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                             85,231            83,841
-------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities
-------------------------------------------------------------------------------------------------------------------------------
    Long-term loans                                                                      26           68,723            61,890
-------------------------------------------------------------------------------------------------------------------------------
    Other long-term payables                                                             28              461               411
-------------------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                                           69,184            62,301
-------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                                 16               16                57
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                    154,431           146,199
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
-------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                        29           86,702            86,702
-------------------------------------------------------------------------------------------------------------------------------
    Capital reserve                                                                      30           36,852            36,588
-------------------------------------------------------------------------------------------------------------------------------
    Surplus reserves (Including statutory public welfare fund of
       RMB 6,330 million (2002: RMB 4,429 million))                                      31           19,660            15,858
-------------------------------------------------------------------------------------------------------------------------------
    Undistributed profits (Including dividend declared after the balance sheet date
       in respect of the year 2003 of RMB 5,202 million (2002: RMB 5,202 million))      2&39          19,732            12,569
-------------------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                                                            162,946           151,717
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' funds                                                            317,377           297,916
===============================================================================================================================

Approved by the Board of Directors on 26 March 2004.

Chen Tonghai                       Wang Jiming                        Zhang Jiaren                      Liu Yun
Chairman                           Vice Chairman and President        Director, Senior Vice President   Head of
(Authorised representative)                                           and Chief Financial Officer       Accounting
                                                                                                        Division

The notes on pages 96 to 125 form part of these financial statements.


CONSOLIDATED INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT
for the year ended 31 December 2003
                                                                               Note                    2003              2002
                                                                                               RMB millions      RMB millions
Income from principal operations                                                32                  417,191           324,184
------------------------------------------------------------------------------------------------------------------------------
Less: Cost of sales                                                                                 323,104           251,182
------------------------------------------------------------------------------------------------------------------------------
     Sales taxes and surcharges                                                 33                   13,371            11,852
------------------------------------------------------------------------------------------------------------------------------
Profit from principal operations                                                                     80,716            61,150
------------------------------------------------------------------------------------------------------------------------------
Add: Profit from other operations                                                                       856               889
------------------------------------------------------------------------------------------------------------------------------
Less: Selling expenses                                                                               14,582            13,279
------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                                                                         21,219            17,253
------------------------------------------------------------------------------------------------------------------------------
     Financial expenses                                                         34                    4,129             4,327
------------------------------------------------------------------------------------------------------------------------------
     Exploration expenses, including dry holes                                  35                    6,133             4,363
------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                     35,509            22,817
------------------------------------------------------------------------------------------------------------------------------
Add: Investment income                                                          36                      548               505
------------------------------------------------------------------------------------------------------------------------------
     Non-operating income                                                                               292               333
------------------------------------------------------------------------------------------------------------------------------
Less: Non-operating expenses                                                                        376,334             1,643
------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                               30,015            22,012
------------------------------------------------------------------------------------------------------------------------------
Less: Taxation                                                                                      389,361             6,809
------------------------------------------------------------------------------------------------------------------------------
     Minority interests                                                                               1,886             1,082
------------------------------------------------------------------------------------------------------------------------------
Add: Unrecognised investment losses                                                                     243                --
------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                           19,011            14,121
------------------------------------------------------------------------------------------------------------------------------
Add: Undistributed profits at the beginning of the year                                              12,569            16,942
------------------------------------------------------------------------------------------------------------------------------
Distributable profits                                                                                31,580            31,063
------------------------------------------------------------------------------------------------------------------------------
Less: Transfer to statutory surplus reserve                                                         311,901             1,412
------------------------------------------------------------------------------------------------------------------------------
     Transfer to statutory public welfare fund                                  31                    1,901             1,412
------------------------------------------------------------------------------------------------------------------------------
     Transfer to discretionary surplus reserve                                  31                       --             7,000
------------------------------------------------------------------------------------------------------------------------------
Distributable profits to shareholders                                                                27,778            21,239
------------------------------------------------------------------------------------------------------------------------------
Less: Ordinary shares' final dividend                                          2&39                   5,202             6,936
------------------------------------------------------------------------------------------------------------------------------
     Ordinary shares' interim dividend                                         2&39                   2,601             1,734
------------------------------------------------------------------------------------------------------------------------------
Undistributed profits at the end of the year (Including dividend declared after the balance sheet date in respect of the year 2003 of RMB 5,202 million
  (2002: RMB 5,202 million))                                                   2&39                  19,975            12,569
==============================================================================================================================


The notes on pages 96 to 125 form part of these financial statements.

INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT for the year ended 31 December 2003


                                                                             Note                    2003              2002
                                                                                             RMB millions      RMB millions
Income from principal operations                                              32                  275,426           215,862
----------------------------------------------------------------------------------------------------------------------------
Less: Cost of sales                                                                               228,387           177,346
----------------------------------------------------------------------------------------------------------------------------
     Sales taxes and surcharges                                               33                    8,413             7,381
----------------------------------------------------------------------------------------------------------------------------
Profit from principal operations                                                                   38,626            31,135
----------------------------------------------------------------------------------------------------------------------------
Add: Profit from other operations                                                                     146               120
----------------------------------------------------------------------------------------------------------------------------
Less: Selling expenses                                                                              9,591             8,940
----------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                                                                       14,038            10,540
----------------------------------------------------------------------------------------------------------------------------
     Financial expenses                                                       34                    2,337             2,793
     Exploration expenses, including dry holes                                35                    4,483             2,965
----------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                    8,323             6,017
----------------------------------------------------------------------------------------------------------------------------
Add: Investment income                                                        36                   22,844            15,580
----------------------------------------------------------------------------------------------------------------------------
     Non-operating income                                                                             104               169
----------------------------------------------------------------------------------------------------------------------------
Less: Non-operating expenses                                                                      373,599             1,142
----------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                             27,672            20,624
----------------------------------------------------------------------------------------------------------------------------
Less: Taxation                                                                                    388,904             6,503
----------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                         18,768            14,121
----------------------------------------------------------------------------------------------------------------------------
Add: Undistributed profits at the beginning of the year                                            12,569            16,942
----------------------------------------------------------------------------------------------------------------------------
Distributable profits                                                                              31,337            31,063
----------------------------------------------------------------------------------------------------------------------------
Less: Transfer to statutory surplus reserve                                                       311,901             1,412
----------------------------------------------------------------------------------------------------------------------------
     Transfer to statutory public welfare fund                                31                    1,901             1,412
----------------------------------------------------------------------------------------------------------------------------
     Transfer to discretionary surplus reserve                                31                       --             7,000
----------------------------------------------------------------------------------------------------------------------------
Distributable profits to shareholders                                                              27,535            21,239
----------------------------------------------------------------------------------------------------------------------------
Less: Ordinary shares' final dividend                                        2&39                   5,202             6,936
----------------------------------------------------------------------------------------------------------------------------
     Ordinary shares' interim dividend                                       2&39                   2,601             1,734
----------------------------------------------------------------------------------------------------------------------------
Undistributed profits at the end of the year (Including dividend declared after the balance sheet date in respect of the year 2003 of RMB 5,202 million
  (2002: RMB 5,202 million))                                                 2&39                  19,732            12,569
============================================================================================================================


The notes on pages 96 to 125 form part of these financial statements.


CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2003

                                                                           Note                    2003              2002
                                                                                           RMB millions      RMB millions
Cash flows from operating activities
---------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                                  505,489           392,486
---------------------------------------------------------------------------------------------------------------------------
    Rentals received                                                                                370               344
---------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to operating activities                                          2,925             2,481
---------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                   508,784           395,311
---------------------------------------------------------------------------------------------------------------------------
    Cash paid for goods and services                                                           (371,086)         (276,520)
---------------------------------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                               (4,224)           (3,441)
---------------------------------------------------------------------------------------------------------------------------
    Cash paid to and on behalf of employees                                                     (15,964)          (13,020)
---------------------------------------------------------------------------------------------------------------------------
    Value added tax paid                                                                        (19,429)          (15,159)
---------------------------------------------------------------------------------------------------------------------------
    Income tax paid                                                                              (9,486)           (6,599)
---------------------------------------------------------------------------------------------------------------------------
    Taxes paid other than value added tax and income tax                                        (12,904)          (12,062)
---------------------------------------------------------------------------------------------------------------------------
    Other cash paid relating to operating activities                                            (11,243)           (8,441)
-----------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                 (444,336)         (335,242)
-----------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                   (a)                  64,448            60,069
-----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
---------------------------------------------------------------------------------------------------------------------------
    Cash received from sales of investments                                                         107               150
---------------------------------------------------------------------------------------------------------------------------
    Dividend received                                                                               442               278
---------------------------------------------------------------------------------------------------------------------------
    Net cash received from sales of fixed assets and intangible assets                              380               579
---------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                         1,700             2,160
---------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to investing activities                                            300               353
---------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                     2,929             3,520
---------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets                             (43,966)          (43,066)
---------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets
     of jointly controlled entities                                                              (4,107)               --
---------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchases of investments                                                       (1,545)           (2,357)
---------------------------------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                        (2,871)           (1,342)
---------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                  (52,489)          (46,765)
---------------------------------------------------------------------------------------------------------------------------
Net cash outflow from investing activities                                                      (49,560)          (43,245)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
---------------------------------------------------------------------------------------------------------------------------
    Proceeds from contribution from minority interests                                              580               230
---------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings                                                                    228,654           252,675
---------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings of jointly controlled entities                                       1,450                --
---------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                   230,684           252,905
---------------------------------------------------------------------------------------------------------------------------
    Repayments of borrowings                                                                   (235,175)         (258,343)
---------------------------------------------------------------------------------------------------------------------------
    Cash paid for dividends, distribution of profit or interest                                 (12,520)          (14,262)
---------------------------------------------------------------------------------------------------------------------------
    Dividends paid to minority shareholders by subsidiaries                                        (360)             (455)
---------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                 (248,055)         (273,060)
---------------------------------------------------------------------------------------------------------------------------
Net cash outflow from financing activities                                                      (17,371)          (20,155)
---------------------------------------------------------------------------------------------------------------------------
Effects of foreign exchange rate                                                                      5                 7
---------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                   (c)                  (2,478)           (3,324)
===========================================================================================================================


The notes on pages 96 to 125 form part of these financial statements.


NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2003
                                                                                                   2003              2002
                                                                                           RMB millions      RMB millions
(a) Reconciliation of net profit to cash flows from operating activities
--------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                   19,011            14,121
--------------------------------------------------------------------------------------------------------------------------
    Add:Allowance for doubtful accounts                                                           1,902               825
--------------------------------------------------------------------------------------------------------------------------
        Provision for/(written back of) diminution in value of inventories                          114               (42)
--------------------------------------------------------------------------------------------------------------------------
        Depreciation of fixed assets                                                             27,151            26,327
--------------------------------------------------------------------------------------------------------------------------
        Amortisation of intangible assets                                                           520               286
--------------------------------------------------------------------------------------------------------------------------
        Impairment loss on fixed assets                                                             940                --
--------------------------------------------------------------------------------------------------------------------------
        Impairment loss on long term investments                                                    115                 3
--------------------------------------------------------------------------------------------------------------------------
        Net loss on disposal of fixed assets and intangible assets                                3,291               663
--------------------------------------------------------------------------------------------------------------------------
        Financial expenses                                                                        4,129             4,306
--------------------------------------------------------------------------------------------------------------------------
        Dry hole costs                                                                            2,789             1,771
--------------------------------------------------------------------------------------------------------------------------
        Investment income                                                                          (515)             (318)
--------------------------------------------------------------------------------------------------------------------------
        Deferred tax                                                                             (1,580)              198
--------------------------------------------------------------------------------------------------------------------------
        Decrease in inventories                                                                     676               524
--------------------------------------------------------------------------------------------------------------------------
        (Increase)/decrease in operating receivables                                               (866)            1,705
--------------------------------------------------------------------------------------------------------------------------
        Increase in operating payables                                                            4,885             8,618
--------------------------------------------------------------------------------------------------------------------------
        Minority interests                                                                        1,886             1,082
--------------------------------------------------------------------------------------------------------------------------
    Net cash inflow from operating activities                                                    64,448            60,069
--------------------------------------------------------------------------------------------------------------------------
(b) Financing activities not requiring the use of cash
    or cash equivalents
--------------------------------------------------------------------------------------------------------------------------
    Current portion of convertible bond                                                           1,500                --
--------------------------------------------------------------------------------------------------------------------------
(c) Net decrease in cash and cash equivalents
--------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at the end of the year                                             15,221            17,699
--------------------------------------------------------------------------------------------------------------------------
    Less: Cash and cash equivalents at the beginning of the year                                 17,699            21,023
--------------------------------------------------------------------------------------------------------------------------
    Net decrease in cash and cash equivalents                                                    (2,478)           (3,324)
==========================================================================================================================


The notes on pages 96 to 125 form part of these financial statements.

CASH FLOW STATEMENT
for the year ended 31 December 2003
                                                                              Note                    2003              2002
                                                                                              RMB millions      RMB millions
Cash flows from operating activities
    Cash received from sale of goods and rendering of services                                     335,409           259,558
-----------------------------------------------------------------------------------------------------------------------------
    Rentals received                                                                                   207               180
-----------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to operating activities                                             1,789             1,915
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                      337,405           261,653
-----------------------------------------------------------------------------------------------------------------------------
    Cash paid for goods and services                                                              (258,814)         (187,446)
-----------------------------------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                                  (2,785)           (1,918)
-----------------------------------------------------------------------------------------------------------------------------
    Cash paid to and on behalf of employees                                                         (7,595)           (5,933)
-----------------------------------------------------------------------------------------------------------------------------
    Value added tax paid                                                                           (11,678)           (8,648)
-----------------------------------------------------------------------------------------------------------------------------
    Income tax paid                                                                                 (2,009)           (1,736)
-----------------------------------------------------------------------------------------------------------------------------
    Taxes paid other than value added tax and income tax                                            (8,047)           (7,501)
-----------------------------------------------------------------------------------------------------------------------------
    Repayments of borrowings on behalf of a subsidiary                                                (962)               --
-----------------------------------------------------------------------------------------------------------------------------
    Other cash paid relating to operating activities                                               (18,582)          (15,667)
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                    (310,472)         (228,849)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                      (a)                  26,933            32,804
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
-----------------------------------------------------------------------------------------------------------------------------
    Cash received from sales of investments                                                            111                --
-----------------------------------------------------------------------------------------------------------------------------
    Dividend received                                                                                9,067             5,317
-----------------------------------------------------------------------------------------------------------------------------
    Net cash received from sales of fixed assets and intangible assets                                 184               417
-----------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                              434               207
-----------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to investing activities                                               125               235
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                        9,921             6,176
-----------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets                                (25,151)          (22,100)
-----------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchases of investments                                                          (1,121)           (1,737)
-----------------------------------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                             (449)             (198)
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                     (26,721)          (24,035)
-----------------------------------------------------------------------------------------------------------------------------
Net cash outflow from investing activities                                                         (16,800)          (17,859)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
-----------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings                                                                       142,118           108,662
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                      142,118           108,662
-----------------------------------------------------------------------------------------------------------------------------
    Repayments of borrowings                                                                      (143,893)         (114,670)
-----------------------------------------------------------------------------------------------------------------------------
    Cash paid for dividends, distribution of profit or interest                                    (10,220)          (12,325)
-----------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                    (154,113)         (126,995)
-----------------------------------------------------------------------------------------------------------------------------
Net cash outflow from financing activities                                                         (11,995)          (18,333)
-----------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                      (b)                  (1,862)           (3,388)
=============================================================================================================================

The notes on pages 96 to 125 form part of these financial statements.

NOTES TO THE CASH FLOW STATEMENT
for the year ended 31 December 2003
                                                                                                 2003              2002
                                                                                         RMB millions      RMB millions
(a) Reconciliation of net profit to cash flow from operating activities
------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                 18,768            14,121
------------------------------------------------------------------------------------------------------------------------
    Add:Allowance for doubtful accounts                                                         1,956               235
------------------------------------------------------------------------------------------------------------------------
        Provision for/(written back of) diminution in value of inventories                         30               (17)
------------------------------------------------------------------------------------------------------------------------
        Depreciation of fixed assets                                                           11,734            11,012
------------------------------------------------------------------------------------------------------------------------
        Amortisation of intangible assets                                                         442               378
------------------------------------------------------------------------------------------------------------------------
        Impairment loss on fixed assets                                                           373                --
------------------------------------------------------------------------------------------------------------------------
        Impairment loss on long-term investments                                                   21                --
------------------------------------------------------------------------------------------------------------------------
        Net loss on disposal of fixed assets and intangible assets                              1,866               412
------------------------------------------------------------------------------------------------------------------------
        Financial expenses                                                                      2,337             2,736
------------------------------------------------------------------------------------------------------------------------
        Dry hole costs                                                                          1,780               951
------------------------------------------------------------------------------------------------------------------------
        Investment income                                                                     (15,211)          (11,317)
------------------------------------------------------------------------------------------------------------------------
        Deferred tax                                                                           (1,443)              253
------------------------------------------------------------------------------------------------------------------------
        Decrease in inventories                                                                 2,700             2,300
------------------------------------------------------------------------------------------------------------------------
        (Increase)/decrease in operating receivables                                             (862)              384
------------------------------------------------------------------------------------------------------------------------
        Increase in operating payables                                                          2,442            11,356
------------------------------------------------------------------------------------------------------------------------
    Net cash inflow from operating activities                                                  26,933            32,804
========================================================================================================================
(b) Net decrease in cash and cash equivalents
------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at the end of the year                                            6,345             8,207
------------------------------------------------------------------------------------------------------------------------
    Less: Cash and cash equivalents at the beginning of the year                                8,207            11,595
------------------------------------------------------------------------------------------------------------------------
    Net decrease in cash and cash equivalents                                                  (1,862)           (3,388)
========================================================================================================================


The notes on pages 96 to 125 form part of these financial statements.

notes on the financial statements
for the year ended 31 December 2003

1   STATUS OF THE COMPANY
    China Petroleum & Chemical Corporation (the "Company") was established in the PRC on 25 February 2000 as a joint stock limited company.

    According to the State Council's approval to the "Preliminary Plan for the Reorganisation of China Petrochemical Corporation" ( the "Reorganisation"), the Company was established by China Petrochemical Corporation ("Sinopec Group Company"), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation ("registered valuers"). The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance ("MOF") (Cai Ping Zi [2000] No. 20 "Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation").

    In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 "Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation" issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

    Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 "Reply on the Formation of China Petroleum and Chemical Corporation", the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

    The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

    Pursuant to the resolution passed at the extraordinary general meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion.

    Pursuant to the resolution passed at the Board of Directors' meeting held on 28 October 2003, the Company acquired the principal assets and liabilities related to the 380 Kiloton ethylene production and distribution equipments from Sinopec Group Maoming Petrochemical Company ("Sinopec Maoming"), for a consideration of RMB 3.3 billion (hereinafter referred to as the "Acquisition of Ethylene Assets").

    Pursuant to the resolution passed at the Board of Directors' meeting held on 29 December 2003, the Company acquired the entire operating assets and liabilities of Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") and Xi'an Petrochemical Main Factory ("Xi'an Petrochemical") from Sinopec Group Company, for considerations of RMB 0.14 billion and RMB 0.22 billion, respectively (hereinafter referred to as the "Acquisition of Refining Assets").

2   CHANGE IN ACCOUNTING POLICY
    The Company and its subsidiaries (the "Group") changed its accounting policy to conform with the revised "Accounting standard for business enterprises ? Events occurring after the balance sheet date" (hereinafter referred to as the "Revised Standard"). According to the original "Accounting standard for business enterprises ? Events occurring after the balance sheet date", the appropriation of profit for the current year approved by the Board of Directors after the balance sheet date was an adjusting event. Pursuant to the revised "Accounting standard for business enterprises ? Events occurring after the balance sheet date"(Cai Kuai [2003] No. 12) issued by the Ministry of Finance on 14 April 2003, cash dividends for the current period declared and approved by the Board of Directors after the balance sheet date, but before the financial statements are authorised for issue, should be presented separately under shareholders' funds on the balance sheet. The Company has adopted the Revised Standard to account for cash dividends retrospectively.

    As a result of the above change in accounting policy, the Company's opening balance of undistributed profits at the beginning of the year 2003 has been increased by RMB 5,202 million. The cumulative effect of the change in accounting policy for prior years is set out below:

                                                          Before                               After
                                                     adjustments       Adjustments       adjustments
                                                    RMB millions      RMB millions      RMB millions
    Undistributed profits at 1 January 2002               10,006             6,936            16,942
-----------------------------------------------------------------------------------------------------
    Undistributed profits at 31 December 2002              7,367             5,202            12,569
-----------------------------------------------------------------------------------------------------
    Dividend payable at 31 December 2002                   5,202            (5,202)               --
=====================================================================================================

3   SIGNIFICANT ACCOUNTING POLICIES
    The significant accounting policies adopted by the Group in the preparation of the financial statements are in conformity with the Accounting Standards for Business Enterprises and "Accounting Regulations for Business Enterprises" and other relevant regulations issued by the MOF.

    (a) Accounting year
        The accounting year of the Group is from 1 January to 31 December.

   (b )Basis of consolidation
       The Group prepared the consolidated financial statements according to "Accounting Regulations for Business Enterprises" and Cai Kuai Zi [1995] No.11 "Provisional regulations on consolidated financial statements" issued by the MOF.

       The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries made up to 31 December each year. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when such control effectively commences until the date that control effectively ceases. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements.

       Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries, but includes in the long-term equity investments.

       For those jointly controlled entities which the Company has joint control with other investors under contractual arrangement, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of holding of equity interest in those entities in the consolidated financial statements.

    (c)Basis of preparation
       The financial statements of the Group have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

    (d)Reporting currency and translation of foreign currencies
       The Group's financial statements are prepared in Renminbi. Foreign currency transactions during the year are translated into Renminbi at exchange rates quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date. Exchange differences, other than those arising from foreign currency loans used to finance the construction of fixed assets before they are ready for their intended use are capitalised, are recognised as income or expenses in the income statement.

       The results of overseas subsidiaries are translated into Renminbi at the annual average PBOC rates. The balance sheet items are translated into Renminbi at the PBOC rates at the balance sheet date. The resulting exchange gains or losses are accounted for as foreign currency exchange differences.

    (e)Cash equivalents
       Cash equivalents are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

    (f)Allowance for doubtful accounts
       Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful accounts.

    (g)Inventories
       Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Difference between the cost and net realisable value of each category of inventories is recognised as provision for diminution in value of inventories. Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the purchase cost of raw material, work in progress and finished goods include direct labour and appropriate proportion of production overheads, also computed using the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs and related taxes necessary to make the sale.

       Spare parts and consumables are stated at cost less any provision for obsolescence. Consumables are expensed when being consumed.

       Inventories are recorded by perpetual method.

    (h)Long-term equity investments
       The investment income and long-term equity investments related to the Group's investments in the associates and the Company's investments in subsidiaries, associates and jointly controlled entities are accounted for using the equity method. Equity investment difference, which is the difference between the initial investment cost and the Company's share of investors' equity of the investee enterprise, is accounted for as follows:

       Any excess of the initial investment cost over the share of shareholders' funds of the investee is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The amortisation is recognised as investment loss in the income statement in the relevant period.

       Any shortfall of the initial investment cost over the share of shareholders' funds of the investee is recognised in "capital reserve - reserve for equity investment". Such shortfall is amortised on a straight-line basis over 10 years if the investment was acquired before the issuance of Cai Kuai [2003] No.10 "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)" on 7 April 2003.

       An associate is a company in which the Group holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and exercises significant influence in its management. A jointly controlled entity is an entity over which the Group can exercise joint control with other venturers.

       Long-term investments in entities in which the Group does not hold more than 20% of their equity interests or those in which the Group holds more than 20% of their equity interests but does not exercise significant influence in their management are stated at cost. Investment income is recognised when an investee enterprise declares a cash dividend or distributes profits.

       Disposals or transfers of long-term equity investments are recognised in the income statement based on the difference between the disposal proceeds and the carrying amount of the investments.

       Long-term equity investments are valued at the lower of the carrying amount and the recoverable amount. A provision for impairment of loss is made when the recoverable amount is lower than the carrying amount.

    (i)Fixed assets and construction in progress
       Fixed assets represent the assets held by the Group for production of products and administrative purpose with useful life over 1 year and comparatively high unit value.

       Fixed assets and construction in progress are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses. Valuation is carried out in accordance with the relevant rules and regulations and fixed assets and construction in progress are adjusted to the revalued amounts accordingly.

       All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for its intended use, are capitalised as construction in progress. Those costs included borrowing costs, which include foreign exchange gains or losses on specific borrowings for the construction of the fixed assets during the construction period.

       Construction in progress is transferred to fixed assets when the asset is ready for its intended use.

       Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values.

       The respective estimated useful lives, residual values and annual depreciation rates on fixed assets are as follows:

                                                                                                                Annual
                                                                 Depreciation life    Residual value depreciation rate
       Land and buildings                                              15-45 years             3%-5%         2.1%-6.5%
-----------------------------------------------------------------------------------------------------------------------
       Oil and gas properties                                          10-14 years             0%-3%        6.9%-10.0%
-----------------------------------------------------------------------------------------------------------------------
       Plant, machinery, equipment and vehicles                         4-18 years                3%        5.4%-24.3%
-----------------------------------------------------------------------------------------------------------------------
       Oil depots and storage tanks                                     8-14 years                3%        6.9%-12.1%
-----------------------------------------------------------------------------------------------------------------------
       Service stations                                                   25 years             3%-5%         3.8%-3.9%
-----------------------------------------------------------------------------------------------------------------------

       No depreciation is provided in respect of construction in progress.

    (j)Oil and gas properties
       Costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to the income statement in the period as incurred.

    (k)Intangible assets
       Intangible assets are carried in the balance sheet at cost or valuation less accumulated amortisation and provision for impairment losses. Amortisation is provided on a straight-line basis. The amortisation period is the shorter of the beneficial period as specified in the related agreement and the legal life of the intangible asset. Amortisation is provided over 10 years if it is not specified in agreements or stipulated by law.

       Intangible assets include exploration and production right. Exploration and production right are amortised on a straight-line basis over the average period of the production rights of the related oil fields.

    (l)Pre-operating expenditures
       Except for the acquisition and constructions of fixed assets, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month operations commence.

    (m)Debentures payable
       Debentures payable is valued based on the proceeds received upon issuance and the related interest payable. Interest expenses are calculated using actual interest rate.

    (n)Revenue recognition
       Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

       When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognised in the income statement in proportion to the stage of completion of the transaction based on the progress of work performed. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenues recognised only to the extent that costs incurred are expected to be recoverable.

       Interest income is recognised on a time apportioned basis by reference to the principal outstanding and the rate applicable.

    (o)Income tax
       Income tax is the provision for income tax recognised in the income statement for the period using the tax effect accounting method. It comprises current and deferred tax.

       Deferred tax is provided using the liability method, for timing differences between accounting profit before tax and the taxable income arising from the differences in the tax and accounting treatment of income and expenses or loss.

       The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction. A valuation allowance is provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised through future taxable income.

    (p)Borrowing costs
       Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period which brings the assets to their intended uses.

       Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

    (q)Repairs and maintenance expenses

       Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred.

    (r)Environmental expenditures
       Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

    (s)Research and development costs

       Research and development costs are recognised as expenses in the period in which they are incurred.

    (t)Operating leases
       Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (u)Dividends
       Dividends appropriated to shareholders are recognised in the profit appropriation statement when approved. Dividends proposed or approved after the balance sheet date but before the date on which the financial statements are authorised for issue are separately disclosed under shareholders' funds on the balance sheet.

    (v)Retirement benefits
       The contributions payable under the Group's retirement plans are charged to the income statement when the contribution becomes due in accordance with the terms of the plan.

    (w)Impairment loss
       The carrying amounts of long-lived assets are reviewed by the Group periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

       The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. The provision for impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount by which the impairment loss is reduced. The reversed amount is recognised as income in the period in the income statement.

    (x)Related parties
       Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

4   TAXATION
    Major taxes applicable to the Group and the Company comprise income tax, consumption tax, resources tax and value added tax.

    Income tax rate is 33% and that of certain subsidiaries is 15%.

    Consumption tax is levied on gasoline and diesel at a rate of RMB 277.6 per tonne and RMB 117.6 per tonne respectively.

    Resources tax is levied on crude oil and natural gas at rates ranging from RMB 8 per tonne to RMB 30 per tonne and RMB 2 to RMB 15 per 1000 cubic metre respectively.

    Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

    The subsidiaries granted with tax concession are set out below:

Name of subsidiaries                                    Preferential tax rate    Reasons for granting concession
------------------------------------------------------------------------------------------------------------------------------
Sinopec Shanghai Petrochemical Company Limited                   15%             Among the first batch of joint stock
                                                                                 enterprises which successfully launched
                                                                                 their overseas listings
------------------------------------------------------------------------------------------------------------------------------
Sinopec Yizheng Chemical Fibre Company Limited                   15%             Among the first batch of joint stock
                                                                                 enterprises which successfully launched
                                                                                 their overseas listings
------------------------------------------------------------------------------------------------------------------------------
Sinopec Qilu Petrochemical Company Limited                       15%             Hi-tech enterprise
------------------------------------------------------------------------------------------------------------------------------
Sinopec Yangzi Petrochemical Company Limited                     15%             Hi-tech enterprise
------------------------------------------------------------------------------------------------------------------------------
Sinopec Zhongyuan Petroleum Company Limited                      15%             Hi-tech enterprise
------------------------------------------------------------------------------------------------------------------------------
Petro-CyberWorks Information Technology Company Limited          15%             Hi-tech enterprise


5.  CASH AT BANK AND IN HAND

    The Group

                                                          2003                                         2002
                                         Original                                    Original
                                         currency       Exchange           RMB       currency      Exchange            RMB
                                         millions          rates      millions       millions         rates       millions
    Cash in hand
---------------------------------------------------------------------------------------------------------------------------
       Renmibi                                                             101                                          29
---------------------------------------------------------------------------------------------------------------------------
    Cash at bank
---------------------------------------------------------------------------------------------------------------------------
       Renmibi                                                          11,959                                      11,576
---------------------------------------------------------------------------------------------------------------------------
       US Dollars                             118         8.2767           973            154        8.2770          1,275
---------------------------------------------------------------------------------------------------------------------------
       Hong Kong Dollars                       70         1.0657            75             73        1.0610             77
---------------------------------------------------------------------------------------------------------------------------
       Japanese Yen                           207         0.0773            16            201        0.0696             14
---------------------------------------------------------------------------------------------------------------------------
       Pound sterling                                                        ?           0.23       13.1935              3
---------------------------------------------------------------------------------------------------------------------------
       Euro                                     2        10.3380            17              4        8.5783             36
---------------------------------------------------------------------------------------------------------------------------
                                                                        13,141                                      13,010
---------------------------------------------------------------------------------------------------------------------------
    Deposits at relates parties
---------------------------------------------------------------------------------------------------------------------------
       Renmibi                                                           4,210                                       5,650
---------------------------------------------------------------------------------------------------------------------------
       US Dollars                               7         8.2767            54              6        8.2770             52
---------------------------------------------------------------------------------------------------------------------------
    Total Cash at bank and in hand                                      17,405                                      18,712
===========================================================================================================================



    The Company

                                                          2003                                         2002
                                         Original                                    Original
                                         currency       Exchange           RMB       currency      Exchange            RMB
                                         millions          rates      millions       millions         rates       millions
    Cash in hand
--------------------------------------------------------------------------------------------------------------------------
       Renmibi                                                              64                                          26
--------------------------------------------------------------------------------------------------------------------------
    Cash at bank
--------------------------------------------------------------------------------------------------------------------------
       Renmibi                                                           4,752                                       5,622
--------------------------------------------------------------------------------------------------------------------------
       US Dollars                               6         8.2767            53              6        8.2770             47
--------------------------------------------------------------------------------------------------------------------------
       Hong Kong Dollars                       26         1.0657            28             26        1.0610             28
--------------------------------------------------------------------------------------------------------------------------
       Japanese Yen                             7         0.0773             1                                          --
--------------------------------------------------------------------------------------------------------------------------
                                                                         4,898                                       5,723
--------------------------------------------------------------------------------------------------------------------------
    Deposits at relates parties
--------------------------------------------------------------------------------------------------------------------------
       Renmibi                                                           1,629                                       2,653
--------------------------------------------------------------------------------------------------------------------------
       US Dollars                               7         8.2767            54              6        8.2770             52
--------------------------------------------------------------------------------------------------------------------------
    Total Cash at bank and in hand                                       6,581                                       8,428
==========================================================================================================================

    Deposits at related parties represent deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated at market rate.

6   BILLS RECEIVABLE
    Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

7   TRADE ACCOUNTS RECEIVABLE


                                                                  The Group                          The Company
                                                               2003              2002              2003              2002
                                                       RMB millions      RMB millions      RMB millions      RMB millions
    Subsidiaries                                                 --                --             2,920             4,521
--------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries             3,044             2,628             1,623             1,513
--------------------------------------------------------------------------------------------------------------------------
    Associates                                                   81                65                23                 8
--------------------------------------------------------------------------------------------------------------------------
    Others                                                    9,344            10,643             4,813             5,710
--------------------------------------------------------------------------------------------------------------------------
                                                             12,469            13,336             9,379            11,752
--------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                     3,185             2,666             2,299             1,867
--------------------------------------------------------------------------------------------------------------------------
                                                              9,284            10,670             7,080             9,885
==========================================================================================================================


    Allowance for doubtful accounts are analysed as follows:

                                                                 The Group                          The Company
                                                           2003              2002              2003              2002
                                                   RMB millions      RMB millions      RMB millions      RMB millions
    Balance at 1 January                                  2,666             2,480             1,867             1,774
----------------------------------------------------------------------------------------------------------------------
    Provision for the year                                  910               554               763               333
    Written back for the year                               (46)             (160)              (20)             (117)
----------------------------------------------------------------------------------------------------------------------
    Written off                                            (345)             (208)             (311)             (123)
----------------------------------------------------------------------------------------------------------------------
    Balance at 31 December                                3,185             2,666             2,299             1,867
----------------------------------------------------------------------------------------------------------------------

    Ageing analyses on trade accounts receivable are as follows:

                                                                     The Group
                                                        2003                                             2002
                                     Amount                Allowance                   Amount                Allowance
                               RMB millions            %RMB millions           % RMB millions           % RMB millions           %
Within one year                       8,229         66.0          64         0.8        9,298        69.7           90         1.0
-----------------------------------------------------------------------------------------------------------------------------------
Between one and two years               770          6.2         309        40.1          778         5.8          248        31.9
-----------------------------------------------------------------------------------------------------------------------------------
Between two and three years             497          4.0         246        49.5          461         3.5          173        37.5
-----------------------------------------------------------------------------------------------------------------------------------
Over three years                      2,973         23.8       2,566        86.3        2,799        21.0        2,155        77.0
-----------------------------------------------------------------------------------------------------------------------------------
                                     12,469        100.0       3,185                   13,336       100.0        2,666
===================================================================================================================================


                                                                           The Company
                                                    2003                                             2002
                                     Amount              Allowance                   Amount                Allowance
                               RMB millions          %RMB millions           % RMB millions           % RMB millions           %
Within one year                       6,466       68.9          15         0.2        9,167        77.9           89         1.0
---------------------------------------------------------------------------------------------------------------------------------
Between one and two years               373        4.0         157        42.1          371         3.2          130        35.0
---------------------------------------------------------------------------------------------------------------------------------
Between two and three years             350        3.7         180        51.4          312         2.7          144        46.2
---------------------------------------------------------------------------------------------------------------------------------
Over three years                      2,190       23.4       1,947        88.9        1,902        16.2        1,504        79.1
---------------------------------------------------------------------------------------------------------------------------------
                                      9,379      100.0       2,299                   11,752       100.0        1,867
---------------------------------------------------------------------------------------------------------------------------------

    Major trade accounts receivable of the Group at 31 December 2003 are set out below:

                                                                                                    Percentage of trade
    Name of entity                                                                      Balance    accounts receivable
                                                                                   RMB millions                       %
    Hinchest (HK) Limited                                                                   256                     2.1
------------------------------------------------------------------------------------------------------------------------
    Trafigura Pte Limited                                                                   179                     1.4
------------------------------------------------------------------------------------------------------------------------
    Pertamina Divisi Perbendaharaa                                                          145                     1.2
------------------------------------------------------------------------------------------------------------------------
    Jinan Petrochemical Plant                                                               141                     1.1
------------------------------------------------------------------------------------------------------------------------
    COSMO Oil                                                                               124                     1.0
========================================================================================================================

Major trade accounts receivable of the Group at 31 December 2002 are set out below:

                                                                                                    Percentage of trade
    Name of entity                                                                      Balance    accounts receivable
                                                                                   RMB millions                       %
    China Petrochemical International Guangzhou Company Limited                             206                     1.5
------------------------------------------------------------------------------------------------------------------------
    Jinan Petrochemical Plant                                                               164                     1.2
------------------------------------------------------------------------------------------------------------------------
    Zhanjiang Dongxin Petroleum Company Limited                                             133                     1.0
------------------------------------------------------------------------------------------------------------------------
    Chevrontexaco Global Trading                                                            117                     0.9
------------------------------------------------------------------------------------------------------------------------
    China Aviation Oil (Singapore) Pte Ltd                                                  116                     0.9
========================================================================================================================

    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts receivable.

    During the year ended 31 December 2003, the Group and the Company had no individually significant trade accounts receivable been fully or substantially provided for.

    During the year ended 31 December 2003, the Group and the Company had no individually significant write back or write off of doubtful debts which had been fully or substantially provided in prior years.

    At 31 December 2003 and 2002, the Group and the Company had no individually significant trade accounts receivable that aged over three years.

8   OTHER RECEIVABLES


                                                                   The Group                          The Company
                                                                2003              2002              2003              2002
                                                        RMB millions      RMB millions      RMB millions      RMB millions
    Subsidiaries                                                  --                --            12,434             9,961
--------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries              8,894            11,130             8,104             9,562
--------------------------------------------------------------------------------------------------------------------------
    Associates                                                   331               310               331               310
--------------------------------------------------------------------------------------------------------------------------
    Others                                                     8,580             7,249             5,959             5,021
--------------------------------------------------------------------------------------------------------------------------
                                                              17,805            18,689            26,828            24,854
--------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                      2,348             1,872             1,967             1,193
--------------------------------------------------------------------------------------------------------------------------
                                                              15,457            16,817            24,861            23,661
==========================================================================================================================

    Allowance for doubtful accounts are analysed as follows:


                                                              The Group                          The Company
                                                           2003              2002              2003              2002
                                                   RMB millions      RMB millions      RMB millions      RMB millions
    Balance at 1 January                                  1,872             1,550             1,193             1,242
----------------------------------------------------------------------------------------------------------------------
    Provision for the year                                1,098               558             1,258               121
    Written back for the year                               (61)             (128)              (45)             (102)
----------------------------------------------------------------------------------------------------------------------
    Written off                                            (561)             (108)             (439)              (68)
----------------------------------------------------------------------------------------------------------------------
    Balance at 31 December                                2,348             1,872             1,967             1,193
======================================================================================================================

    Ageing analyses of other receivables are as follows:

                                                                                  The Group
                                                        2003                                             2002
                                  Amount                Allowance                   Amount                Allowance
                            RMB millions            %RMB millions           % RMB millions           % RMB millions        %
Within one year                    8,191         46.0          14         0.2       12,156        65.0          310      2.6
-----------------------------------------------------------------------------------------------------------------------------
Between one and two years          4,256         23.9         321         7.5        2,513        13.5          126      5.0
Between two and three years        1,367          7.7          65         4.8        2,258        12.1          211      9.3
-----------------------------------------------------------------------------------------------------------------------------
Over three years                   3,991         22.4       1,948        48.8        1,762         9.4        1,225     69.5
-----------------------------------------------------------------------------------------------------------------------------
                                  17,805        100.0       2,348                   18,689       100.0        1,872
-----------------------------------------------------------------------------------------------------------------------------


                                                                             The Company
                                                     2003                                             2002
                                  Amount                Allowance                   Amount                Allowance
                            RMB millions            %RMB millions           % RMB millions           % RMB millions           %
Within one year                   18,585         69.3         257         1.4       19,334        77.8           21         0.1
-------------------------------------------------------------------------------------------------------------------------------
Between one and two years          3,777         14.1          21         0.6        2,110         8.5           28         1.3
-------------------------------------------------------------------------------------------------------------------------------
Between two and three years        1,062          3.9          35         3.3        2,123         8.5          169         8.0
Over three years                   3,404         12.7       1,654        48.6        1,287         5.2          975        75.8
-------------------------------------------------------------------------------------------------------------------------------
                                  26,828        100.0       1,967                   24,854       100.0        1,193
-------------------------------------------------------------------------------------------------------------------------------


Major other receivables of the Group at 31 December 2003 are set out below:

                                                                                                         Percentage of
    Name of entity                                                     Particulars           Balance other receivables
                                                                                        RMB millions                 %
    China Petrochemical Corporation                                    Current Account         3,201              18.0
-----------------------------------------------------------------------------------------------------------------------
    Baling Petrochemical Company Limited                               Current Account           967               5.4
    Jinhuang Real Estate Company Limited                               Current Account           367               2.1
-----------------------------------------------------------------------------------------------------------------------
    Changling Petrochemical Company Limited                            Current Account           300               1.7
-----------------------------------------------------------------------------------------------------------------------
    Guangzhou Petrochemical Plant                                      Current Account           141               0.8
=======================================================================================================================

Major other receivables of the Group at 31 December 2002 are set out below:

                                                                                                        Percentage of
    Name of entity                                                    Particulars           Balance other receivables
                                                                                       RMB millions                 %
    China Petrochemical Corporation                                   Current Account         3,509              18.8
-------------------------------------------------------------------------------------------------------------------
    Baling Petrochemical Company Limited                              Current Account           967               5.2
-------------------------------------------------------------------------------------------------------------------
    Yuelian Wanda Petrochemical Company Limited                       Current Account           423               2.3
    Jinhuang Real Estate Company Limited                              Current Account           370               2.0
-------------------------------------------------------------------------------------------------------------------
    Changling Petrochemical Company Limited                           Current Account           315               1.7
-------------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

    During the year ended 31 December 2003, the Group and the Company had no individually significant other receivables been fully or substantially provided for.

    During the year ended 31 December 2003, the Group and the Company had no individually significant write back or write off of other receivables.

    At 31 December 2003 and 2002, the Group and the Company had no individually significant other receivables that aged over three years.


9   ADVANCE PAYMENTS

    All advance payments are due within one year.

    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of advance payments.

10  INVENTORIES


                                                                       The Group                          The Company
                                                                    2003              2002              2003              2002
                                                            RMB millions      RMB millions      RMB millions      RMB millions
Raw materials                                                     23,570            21,333            10,200            10,426
-------------------------------------------------------------------------------------------------------------------------------
Work in progress                                                   6,805             6,192             3,308             3,387
Finished goods                                                    12,268            15,086             8,741            10,248
-------------------------------------------------------------------------------------------------------------------------------
Spare parts and consumables                                        2,791             2,807               770             1,070
-------------------------------------------------------------------------------------------------------------------------------
                                                                  45,434            45,418            23,019            25,131
-------------------------------------------------------------------------------------------------------------------------------
Less: Provision for diminution in value of inventories               519               486               226               224
-------------------------------------------------------------------------------------------------------------------------------
                                                                  44,915            44,932            22,793            24,907
===============================================================================================================================

    All the above inventories are purchased or self-manufactured.

    Provision for diminution in value of inventories is mainly against finished goods.

    Provision for diminution in value of inventories are analysed as follows:


                                                              The Group                          The Company
                                                           2003              2002              2003              2002
                                                   RMB millions      RMB millions      RMB millions      RMB millions
    Balance at 1 January                                    486               602               224               292
----------------------------------------------------------------------------------------------------------------------
    Provision for the year                                  196               172                72                54
----------------------------------------------------------------------------------------------------------------------
    Written back for the year                               (82)             (214)              (42)              (71)
----------------------------------------------------------------------------------------------------------------------
    Written off                                             (81)              (74)              (28)              (51)
----------------------------------------------------------------------------------------------------------------------
    Balance at 31 December                                  519               486               226               224
======================================================================================================================

    The cost of inventories recognised as cost and expense by the Group and the Company amounted to RMB 335,588 million (2002: RMB 260,829 million) and RMB 235,664 million (2002: RMB 182,757 million) for the year ended 31 December 2003.


11. LONG-TERM EQUITY INVESTMENTS


    The Group

                                                                     Unlisted                        Provision
                                                                    stock and            Equity            for
                                                  Listed stock   other equity        investment     impairment
                                                    investment     investment       differences         losses          Total
                                                  RMB millions   RMB millions      RMB millions   RMB millions   RMB millions
    Balance at 1 January 2003                              726          9,951               532           (184)        11,025
------------------------------------------------------------------------------------------------------------------------------
    Addition for the year                                  --             473                60             --            533
------------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from investments
       accounted for under the equity method                39            290                --             --            329
------------------------------------------------------------------------------------------------------------------------------
    Dividends receivable/received                          (29)          (188)               --             --           (217)
------------------------------------------------------------------------------------------------------------------------------
    Disposal for the year                                   --           (241)               --             --           (241)
    Amortisation for the year                               --             --              (192)            --           (192)
    Movement of provision for impairment losses             --             --                --            (87)           (87)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2003                            736         10,285               400           (271)        11,150
==============================================================================================================================


    The Company

                                                                    Unlisted                           Provision
                                                                   stock and            Equity               for
                                              Listed stock      other equity        investment        impairment
                                                investment        investment       differences            losses             Total
                                              RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
Balance at 1 January 2003                           37,347            53,766               537              (149)           91,501
------------------------------------------------------------------------------------------------------------------------------------
Addition for the year                                   --               380                39                --               419
------------------------------------------------------------------------------------------------------------------------------------
Share of profits less losses from investments
   accounted for under the equity method             6,447             9,121                --                --            15,568
------------------------------------------------------------------------------------------------------------------------------------
Dividends receivable/received                         (335)           (8,568)               --                --            (8,903)
------------------------------------------------------------------------------------------------------------------------------------
Disposal for the year                                   --               (59)               --                --               (59)
Amortisation for the year                               --                --              (181)               --              (181)
Movement of provision for impairment losses             --                --                --               (11)              (11)
------------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2003                         43,459            54,640               395              (160)           98,334
------------------------------------------------------------------------------------------------------------------------------------

    Provision for impairment losses are analysed as follows:

                                             The Group                          The Company
                                          2003              2002              2003              2002
                                  RMB millions      RMB millions      RMB millions      RMB millions
    Balance at 1 January                   184               181               149               149
----------------------------------------------------------------------------------------------------
    Provision for the year                 131                 8                21                --
----------------------------------------------------------------------------------------------------
    Written back for the year              (16)               (5)               --                --
----------------------------------------------------------------------------------------------------
    Written off                            (28)               --               (10)               --
----------------------------------------------------------------------------------------------------
    Balance at 31 December                 271               184               160               149
====================================================================================================

    At 31 December 2003 and 2002, the Group and the Company had no individually significant provision for impairment losses on long-term equity investments.

    Other equity investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the costs of investment are not significant or the Group has no control on the entities. Stock investment of the Company represents investment in subsidiaries and associates. Details of the Company's principal subsidiaries are set out in
    Note 41.

    At 31 December 2003, details of listed stock investment of the Group are as follows:


                                                                                    Shares of
                                             Percentage                               profits                               Market
                                              of equity                  Balance    accounted                  Balance    value as
                                               interest      Initial        at 1    for under     Dividends      at 31       at 31
Name of invested         Type of     No. of     held by   investment     January   the equity   receivable/   December    December
company               investment     shares         the         cost        2003       method     received        2003       2003*
                                   millions       Group          RMB         RMB          RMB          RMB         RMB         RMB
                                                            millions    millions     millions     millions    millions    millions
----------------------------------------------------------------------------------------------------------------------------------
Sinopec Shengli Oil        Legal
   Field Dynamic          person
   Co Ltd                 shares         96      26.33%       223         417          37             (29)       425          783
----------------------------------------------------------------------------------------------------------------------------------
Sinopec Shandong           Legal
   Taishan Petroleum      person
   Co Ltd                 shares        186      38.68%       124         309           2              --        311        1,971
----------------------------------------------------------------------------------------------------------------------------------
                                                                          726          39             (29)       736
----------------------------------------------------------------------------------------------------------------------------------

    * Information of market price is sourced from Shenzhen Stock Exchange.


At 31 December 2003, details of principal unlisted stock and other equity investment of the Group are as follows:

                                                                                                    Share of
                                                                                                    profits/
                                                                                                    (losses)
                                                                                                   accounted               Balance
                                                              Percentage     Balance                     for                    at
                                         Initial              of equity         at 1    Addition   under the   Dividends        31
                                      investment   Investment  interest      January     for the      equity  receivable/  December
Name of invested company                    cost       period      held         2003        year      method    received      2003
                                             RMB                 by the          RMB         RMB         RMB         RMB       RMB
                                        millions                  Group     millions    millions    millions    millions  millions
----------------------------------------------------------------------------------------------------------------------------------
BASF - YPC Company Limited (i)             2,814          --        40%       1,935         879          --          --      2,814
----------------------------------------------------------------------------------------------------------------------------------
Sinopec Finance Company Limited            1,205          --        40%       1,278          --          66         (56)     1,288
----------------------------------------------------------------------------------------------------------------------------------
Shanghai Petroleum National
   Gas Corporation                           300          --        30%         672          --         202        (120)       754
----------------------------------------------------------------------------------------------------------------------------------
Shanghai Chemical Industry Park
   Development Company Limited               608    30 years        38%         631          --          21          --        652
----------------------------------------------------------------------------------------------------------------------------------
China Shipping & Sinopec
   Suppliers Company Limited (i)             438         --         50%           ?         438          --          --        438
----------------------------------------------------------------------------------------------------------------------------------
Sinopec Changjiang Fuel Company Limited      190    20 years        50%         194          --          23          --        217
----------------------------------------------------------------------------------------------------------------------------------
Shanghai Jinpu Packaging Material
   Company Limited                           102    30 years        50%         114          --         (3)         (7)       104
---------------------------------------------------------------------------------------------------------------------------------
Hunan Highway Industrial Development
   Company Limited                           103         --         49%         103          --           3          --       106
---------------------------------------------------------------------------------------------------------------------------------

No provision for individually significant impairment losses or individually significant equity investment difference was made for the long-term equity investments as set out above.

(i) Due to the fact that the projects in these companies are still under construction, there are no income statements for these companies. Accordingly the Group did not have any share of profits or losses of these companies for the year ended 31 December 2003.

At 31 December 2003, the Group's and the Company's proportion of the total investments to the net assets were 6.8% (2002: 7.3%) and 60.3% (2002: 60.3%) respectively.

12  FIXED ASSETS

    The Group - by segment


                                              Exploration                    Marketing
                                                      and                          and
                                               production      Refining   distribution     Chemicals         Others         Total
                                             RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
----------------------------------------------------------------------------------------------------------------------------------
 COST/VALUATION:
----------------------------------------------------------------------------------------------------------------------------------
 At 1 January 2003                                157,929        98,908         49,348       122,976          2,230       431,391
----------------------------------------------------------------------------------------------------------------------------------
 Acquisitions of Ethylene and
 Refining Assets (Note 1)                              --           693             --         8,608             --         9,301
----------------------------------------------------------------------------------------------------------------------------------
 Addition for the year                              1,360           906          1,094         1,065             14         4,439
----------------------------------------------------------------------------------------------------------------------------------
 Transferred from construction in progress         19,459         6,161          5,079         5,482            337        36,518
----------------------------------------------------------------------------------------------------------------------------------
 Disposals                                        (12,145)       (2,236)        (1,309)       (4,757)           (74)      (20,521)
----------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2003                              166,603       104,432         54,212       133,374          2,507       461,128
----------------------------------------------------------------------------------------------------------------------------------
 ACCUMULATED DEPRECIATION:
----------------------------------------------------------------------------------------------------------------------------------
 At 1 January 2003                                 84,268        45,330          8,472        61,060            472       199,602
----------------------------------------------------------------------------------------------------------------------------------
 Acquisitions of Ethylene and
 Refining Assets (Note 1)                              --           159             --         3,745             --         3,904
----------------------------------------------------------------------------------------------------------------------------------
 Depreciation charge for the year                  11,188         6,358          2,312         7,125            168        27,151
----------------------------------------------------------------------------------------------------------------------------------
 Written back on disposal                         (10,794)       (1,512)          (784)       (3,695)           (68)      (16,853)
----------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2003                               84,662        50,335         10,000        68,235            572       213,804
...................................................................................................................................
----------------------------------------------------------------------------------------------------------------------------------
 NET BOOK VALUE:
----------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2003                               81,941        54,097         44,212        65,139          1,935       247,324
----------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2002                               73,661        53,578         40,876        61,916          1,758       231,789
----------------------------------------------------------------------------------------------------------------------------------




    The Company - by segment


                                              Exploration                    Marketing
                                                      and                          and
                                               production      Refining   distribution     Chemicals         Others         Total
                                             RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
 COST/VALUATION:
----------------------------------------------------------------------------------------------------------------------------------
 At 1 January 2003                                 53,102        68,581         48,237        30,527          1,258       201,705
----------------------------------------------------------------------------------------------------------------------------------
 Acquisitions of Ethylene and
 Refining Assets (Note 1)                              --           693             --         8,608             --         9,301
----------------------------------------------------------------------------------------------------------------------------------
 Addition for the year                                710           180            891            85              2         1,868
----------------------------------------------------------------------------------------------------------------------------------
 Transferred from construction in progress          9,067         3,465          4,884           829            336        18,581
----------------------------------------------------------------------------------------------------------------------------------
 Disposals                                         (3,232)       (1,505)        (1,283)       (2,351)           (69)       (8,440)
----------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2003                               59,647        71,414         52,729        37,698          1,527       223,015
----------------------------------------------------------------------------------------------------------------------------------
 ACCUMULATED DEPRECIATION:
----------------------------------------------------------------------------------------------------------------------------------
 At 1 January 2003                                 26,615        32,869          8,272        16,909            226        84,891
----------------------------------------------------------------------------------------------------------------------------------
 Acquisitions of Ethylene and
 Refining Assets (Note 1)                              --           159             --         3,745             --         3,904
----------------------------------------------------------------------------------------------------------------------------------
 Depreciation charge for the year                   3,798         4,116          2,131         1,548            141        11,734
----------------------------------------------------------------------------------------------------------------------------------
 Written back on disposal                          (2,762)       (1,097)          (776)       (1,693)           (63)       (6,391)
----------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2003                               27,651        36,047          9,627        20,509            304        94,138
...................................................................................................................................
----------------------------------------------------------------------------------------------------------------------------------
 NET BOOK VALUE:
----------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2003                               31,996        35,367         43,102        17,189          1,223       128,877
==================================================================================================================================
 AT 31 DECEMBER 2002                               26,487        35,712         39,965        13,618          1,032       116,814
==================================================================================================================================

    The Group - by asset class

                                                                                          Oil
                                                                                       depots,
                                                                                       storage            Plant,
                                                                         Oil         tanks and        machinery,
                                                  Land and           and gas           service         equipment
                                                 buildings        properties          stations        and others           Total
                                              RMB millions      RMB millions      RMB millions      RMB millions    RMB millions
COST/VALUATION:
--------------------------------------------------------------------------------------------------------------------------------
At 1 January 2003                                   38,186           140,932            36,797           215,476         431,391
--------------------------------------------------------------------------------------------------------------------------------
Acquisitions of Ethylene and
Refining Assets (Note 1)                               875                --                --             8,426           9,301
---------------------------------------------------------------------------------------------------------------------------------
Addition for the year                                  518               202               664             3,055           4,439
---------------------------------------------------------------------------------------------------------------------------------
Transferred from construction in progress            1,407            17,912             5,690            11,509          36,518
---------------------------------------------------------------------------------------------------------------------------------
Reclassification                                     1,420                --             3,722            (5,142)             --
---------------------------------------------------------------------------------------------------------------------------------
Disposals                                             (758)          (11,771)             (806)           (7,186)        (20,521)
---------------------------------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2003                                 41,648           147,275            46,067           226,138         461,128
---------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEPRECIATION:
---------------------------------------------------------------------------------------------------------------------------------
At 1 January 2003                                   15,027            78,355             6,378            99,842         199,602
---------------------------------------------------------------------------------------------------------------------------------
Acquisitions of Ethylene and
Refining Assets (Note 1)                               201                --                --             3,703           3,904
---------------------------------------------------------------------------------------------------------------------------------
Depreciation charge for the year                     1,603             9,756             1,683            14,109          27,151
---------------------------------------------------------------------------------------------------------------------------------
Reclassification                                       512                --             1,080            (1,592)              ?
---------------------------------------------------------------------------------------------------------------------------------
Written back on disposal                              (365)          (10,471)             (370)           (5,647)        (16,853)
---------------------------------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2003                                 16,978            77,640             8,771           110,415         213,804
---------------------------------------------------------------------------------------------------------------------------------
..................................................................................................................................
---------------------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE:
---------------------------------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2003                                 24,670            69,635            37,296           115,723         247,324
=================================================================================================================================
AT 31 DECEMBER 2002                                 23,159            62,577            30,419           115,634         231,789
=================================================================================================================================




The Company - by asset class

                                                                                         Oil
                                                                                      depots,
                                                                                      storage            Plant,
                                                                        Oil         tanks and        machinery,
                                                   Land and         and gas           service         equipment
                                                  buildings      properties          stations        and others            Total
                                               RMB millions    RMB millions      RMB millions      RMB millions     RMB millions
 COST/VALUATION:
--------------------------------------------------------------------------------------------------------------------------------
 At 1 January 2003                                   18,439          45,972            35,665           101,629          201,705
--------------------------------------------------------------------------------------------------------------------------------
 Acquisitions of Ethylene and
 Refining Assets (Note 1)                               875              --                --             8,426            9,301
--------------------------------------------------------------------------------------------------------------------------------
 Addition for the year                                  179             202               661               826            1,868
------------------------------------------------------------------------------------------------------------------------------
 Transferred from construction in progress              884           8,301             5,461             3,935           18,581
--------------------------------------------------------------------------------------------------------------------------------
 Reclassification                                     1,420              --             3,722            (5,142)              --
--------------------------------------------------------------------------------------------------------------------------------
 Disposals                                             (530)         (3,095)             (806)           (4,009)          (8,440)
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2003                                 21,267          51,380            44,703           105,665          223,015
--------------------------------------------------------------------------------------------------------------------------------
 ACCUMULATED DEPRECIATION:
--------------------------------------------------------------------------------------------------------------------------------
 At 1 January 2003                                    6,429          24,937             6,232            47,293           84,891
--------------------------------------------------------------------------------------------------------------------------------
 Acquisitions of Ethylene and
 Refining Assets (Note 1)                               201              --                --             3,703            3,904
--------------------------------------------------------------------------------------------------------------------------------
 Depreciation charge for the year                       835           3,335             1,563             6,001           11,734
--------------------------------------------------------------------------------------------------------------------------------
 Reclassification                                       512              --             1,080            (1,592)              --
--------------------------------------------------------------------------------------------------------------------------------
 Written back on disposal                              (295)         (2,641)             (370)           (3,085)          (6,391)
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2003                                  7,682          25,631             8,505            52,320           94,138
--------------------------------------------------------------------------------------------------------------------------------
.................................................................................................................................
--------------------------------------------------------------------------------------------------------------------------------
 NET BOOK VALUE:
--------------------------------------------------------------------------------------------------------------------------------
 AT 31 DECEMBER 2003                                 13,585          25,749            36,198            53,345          128,877
================================================================================================================================
 AT 31 DECEMBER 2002                                 12,010          21,035            29,433            54,336          116,814
================================================================================================================================

The fixed assets and construction in progress of the Group at 30 September 1999 were valued by registered valuers in the PRC. The valuation was reviewed and approved by the MOF (Note 1). Surplus on revaluation was RMB 29,093 million and deficit on revaluation was RMB 3,210 million. A net surplus on revaluation of RMB 25,883 million was resulted which has been incorporated in the Group's financial statements since the year ended 31 December 1999.

In accordance with the relevant rules and regulations in respect of the acquisition of Sinopec National Star, the fixed assets and construction in progress of Sinopec National Star have been valued by a firm of independent valuers in the PRC. Surplus on revaluation of RMB 541 million has been incorporated in the Group's financial statements since the year ended 31 December 2001.

In accordance with the relevant rules and regulations in respect of the Acquisition of Ethylene Assets (Note 1), the fixed assets and construction in progress of Sinopec Maoming have been revalued by a firm of independent valuers in the PRC. Deficit on revaluation of 86 million has been incorporated in the Group's financial statements for the year ended 31 December 2003.

In accordance with the relevant rules and regulations in respect of the Acquisition of Refining Assets (Note 1), the fixed asset and construction in progress of the Refining Assets have been revalued by a firm of independent valuers in the PRC. Surplus on revaluation of 82 million has been incorporated in the Group's financial statements for the year ended 31 December 2003.

    At 31 December 2003, the carrying amounts of fixed assets that were pledged by the Group and the Company are RMB 519 million (2002: RMB 146 million) and RMB 14 million (2002: RMB 20 million) respectively.

    Provision for impairment losses on fixed assets are analysed as follows:

    The Group - by segment


                                       Exploration
                                               and
                                        production          Refining         Chemicals             Total
                                      RMB millions      RMB millions      RMB millions      RMB millions

    At 1 January 2003                          391                --                --               391
---------------------------------------------------------------------------------------------------------
    Addition for the year                      373               114               453               940
---------------------------------------------------------------------------------------------------------
    AT 31 DECEMBER 2003                        764               114               453             1,331
---------------------------------------------------------------------------------------------------------


    The Company - by segment

                                       Exploration
                                               and
                                        production          Refining         Chemicals             Total
                                      RMB millions      RMB millions      RMB millions      RMB millions

    At 1 January 2003                          391                --                --               391
---------------------------------------------------------------------------------------------------------
    Addition for the year                      310                63                --               373
---------------------------------------------------------------------------------------------------------
    AT 31 DECEMBER 2003                        701                63                --               764
---------------------------------------------------------------------------------------------------------


    The Group - by asset class

                                                                     Plant, machinery,
                                          Land and       Oil and gas         equipment
                                         buildings        properties        and others             Total
                                       RMBmillions      RMB millions      RMB millions      RMB millions

    At 1 January 2003                           --               391                --               391
---------------------------------------------------------------------------------------------------------
    Addition for the year                        8               373               559               940
---------------------------------------------------------------------------------------------------------
    AT 31 DECEMBER 2003                          8               764               559             1,331
---------------------------------------------------------------------------------------------------------


    The Company - by asset class

                                                                                 Plant,
                                                                             machinery,
                                          Land and       Oil and gas         equipment
                                         buildings        properties        and others             Total
                                       RMBmillions      RMB millions      RMB millions      RMB millions

    At 1 January 2003                           --               391                --               391
---------------------------------------------------------------------------------------------------------
    Addition for the year                       --               310                63               373
---------------------------------------------------------------------------------------------------------
    AT 31 DECEMBER 2003                         --               701                63               764
---------------------------------------------------------------------------------------------------------

At 31 December 2003 and 2002, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2003 and 2002, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.


13  CONSTRUCTION MATERIALS

    At 31 December 2003 and 2002, the Group's and the Company's construction materials mainly represent the actual cost of materials such as steel and copper to be used for construction projects.

14  CONSTRUCTION IN PROGRESS


The Group


                                         Exploration                    Marketing
                                                 and                          and
                                          production      Refining   distribution     Chemicals         Others         Total
                                        RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions

At 1 January 2003                              4,526         5,719          7,288         3,196            393        21,122
------------------------------------------------------------------------------------------------------------------------------
Acquisitions of Ethylene and
Refining Assets (Note 1)                          --           467             --            23             --           490
------------------------------------------------------------------------------------------------------------------------------
Addition for the year                         22,057         8,330          5,432         5,851            345        42,015
------------------------------------------------------------------------------------------------------------------------------
Addition for the year of jointly
controlled entities                            1,200            --             --         2,993             --         4,193
------------------------------------------------------------------------------------------------------------------------------
Dry hole costs written off                    (2,789)           --             --            --             --        (2,789)
------------------------------------------------------------------------------------------------------------------------------
Transferred to fixed assets                  (19,459)       (6,161)        (5,079)       (5,482)          (337)      (36,518)
------------------------------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2003                            5,535         8,355          7,641         6,581            401        28,513
==============================================================================================================================

The interest rates per annum at which borrowing costs were capitalised during the year by the Group ranged from 3.1% to 6.1% (2002: 3.1% to 6.2%).


At 31 December 2003, major projects of the Group are as follows:

                                                                                                                     Accumulated
                                                                                                                        interest
                                                        At                        At   Percentage                    capitalised
                                     Budgeted    1 January     Addition  31 December           of     Source of            at 31
Project name                           amount         2003 for the year         2003   completion       funding    December 2003
                                 RMB Millions RMB Millions RMB Millions RMB Millions                                RMB Millions
THE GROUP
--------------------------------------------------------------------------------------------------------------------------------

Ningbo - Shanghai - N
anjing Pipeline Project                 3,657          465        2,584        3,049          83%   Bank loans &            5
                                                                                                    self-financing
--------------------------------------------------------------------------------------------------------------------------------
Ethylene Reconstruction
Project II                              4,677          143        1,249        1,392          30%   Bank loans &           28
                                                                                                    self-financing
--------------------------------------------------------------------------------------------------------------------------------
8,000,000 tonnes per annum
Crude Oil Plant
  Improvement Project                   1,397           14          290          304          22%   Self-financing         --
--------------------------------------------------------------------------------------------------------------------------------
South-west Fuel Oil
Pipeline Project                        3,526           50          737          787          22%   Bank loans &           --
                                                                                                    self-financing
--------------------------------------------------------------------------------------------------------------------------------
JOINTLY CONTROLLED ENTITIES
--------------------------------------------------------------------------------------------------------------------------------
900,000 tonnes Ethylene Project         8,895           --        2,975        2,975          33%   Bank loans &          124
                                                                                                    self-financing
--------------------------------------------------------------------------------------------------------------------------------



The Company

                                       Exploration                    Marketing
                                               and                          and
                                        production      Refining   distribution     Chemicals         Others         Total
                                      RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions

At 1 January 2003                            3,118         4,125          6,907           868            376        15,394
------------------------------------------------------------------------------------------------------------------------
Acquisitions of Ethylene and
Refining Assets (Note 1)                        --           467             --            23             --           490
------------------------------------------------------------------------------------------------------------------------
Addition for the year                       12,230         6,184          4,357         1,222            342        24,335
------------------------------------------------------------------------------------------------------------------------
Dry hole costs written off                  (1,780)           --             --            --             --        (1,780)
------------------------------------------------------------------------------------------------------------------------
Transferred to fixed assets                 (9,067)       (3,465)        (4,884)         (829)          (336)      (18,581)
------------------------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2003                          4,501         7,311          6,380         1,284            382        19,858
------------------------------------------------------------------------------------------------------------------------

The interest rates per annum at which borrowing costs were capitalised for the year ended 31 December 2003 by the Company ranged from 3.1% to 6.1% (2002: 3.1% to 6.2%).

15  INTANGIBLE ASSETS

    The Group


                                               Computer         Technical   Exploration and
                                       software license          know-how  production right            Others            Total
                                           RMB millions      RMB millions      RMB millions      RMB millions     RMB millions
    COST:
--------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2003                               331             1,289             3,163               102            4,885
    Addition for the year                           229               508                 -                96              833
--------------------------------------------------------------------------------------------------------------------------------
    Disposals                                        (6)                -                 -                 -               (6)
--------------------------------------------------------------------------------------------------------------------------------
    AT 31 DECEMBER 2003                             554             1,797             3,163               198            5,712
--------------------------------------------------------------------------------------------------------------------------------
    Accumulated Amortisation:
--------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2003                                47               487               234                55              823
--------------------------------------------------------------------------------------------------------------------------------
    Amortisation charge for the year                 46               147               117                18              328
--------------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                         (3)                -                 -                 -               (3)
--------------------------------------------------------------------------------------------------------------------------------
    AT 31 DECEMBER 2003                              90               634               351                73            1,148
--------------------------------------------------------------------------------------------------------------------------------
.................................................................................................................................
    NET BOOK VALUE:
--------------------------------------------------------------------------------------------------------------------------------
    AT 31 DECEMBER 2003                             464             1,163             2,812               125            4,564
================================================================================================================================
    AT 31 DECEMBER 2002                             284               802             2,929                47            4,062
================================================================================================================================

Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 10 years. At 31 December 2003, the remaining amortisation period of the exploration and production right was 24 years.


  The Company

                                               Computer        Technical   Exploration and
                                       Software license         know-how  production right            Others             Total
                                           RMB millions     RMB millions      RMB millions      RMB millions      RMB millions
  COST:
-------------------------------------------------------------------------------------------------------------------------------
  At 1 January 2003                                 171            1,007             3,163                54             4,395
  Addition for the year                             211               29                 -                75               315
-------------------------------------------------------------------------------------------------------------------------------
  Disposals                                          (3)               -                 -                 -                (3)
-------------------------------------------------------------------------------------------------------------------------------
  AT 31 DECEMBER 2003                               379            1,036             3,163               129             4,707
-------------------------------------------------------------------------------------------------------------------------------
  Accumulated Amortisation:
-------------------------------------------------------------------------------------------------------------------------------
  At 1 January 2003                                  21              452               234                29               736
-------------------------------------------------------------------------------------------------------------------------------
  Amortisation charge for the year                   29              102               117                13               261
-------------------------------------------------------------------------------------------------------------------------------
  Written back on disposal                           (2)               -                 -                 -                (2)
-------------------------------------------------------------------------------------------------------------------------------
  AT 31 DECEMBER 2003                                48              554               351                42               995
-------------------------------------------------------------------------------------------------------------------------------
................................................................................................................................
-------------------------------------------------------------------------------------------------------------------------------
  NET BOOK VALUE:
-------------------------------------------------------------------------------------------------------------------------------
  AT 31 DECEMBER 2003                               331              482             2,812                87             3,712
===============================================================================================================================
  AT 31 DECEMBER 2002                               150              555             2,929                25             3,659
===============================================================================================================================

Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 10 years. At 31 December 2003, the remaining amortisation period of the exploration and production right was 24 years.

16  DEFERRED TAX ASSETS AND LIABILITIES

    The Group


                                               Deferred tax assets         Deferred tax liabilities              Net balance
                                                   2003          2002            2003          2002           2003           2002
                                           RMB millions  RMB millions    RMB millions  RMB millions   RMB millions   RMB millions
Current
---------------------------------------------------------------------------------------------------------------------------------
Provision primarily for
receivables and inventories                  1,436           264             --            --          1,436           264
---------------------------------------------------------------------------------------------------------------------------------
Non-current
---------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                  272            47           (289)         (460)           (17)         (413)
---------------------------------------------------------------------------------------------------------------------------------
Tax value of losses carried forward             --            30             --            --             --            30
Others                                          44            16             --           (14)            44             2
---------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS/(LIABILITIES)            1,752           357           (289)         (474)         1,463          (117)
=================================================================================================================================



  The Company

                                           Deferred tax assets         Deferred tax liabilities            Net balance
                                               2003          2002            2003          2002           2003           2002
                                       RMB millions  RMB millions    RMB millions  RMB millions   RMB millions   RMB millions
Current
-----------------------------------------------------------------------------------------------------------------------------
Provision primarily for
receivables and inventories                   1,249            57              --           --          1,249            57
-----------------------------------------------------------------------------------------------------------------------------
Non-current
-----------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                   226            36            (16)          (54)           210           (18)
-----------------------------------------------------------------------------------------------------------------------------
Others                                           35            15              --           (3)            35            12
-----------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS/(LIABILITIES)             1,510           108            (16)          (57)         1,494            51
=============================================================================================================================


17  SHORT-TERM LOANS

    The Group's and the Company's short-term loans represent:


                                                                        The Group                          The Company
                                                                     2003              2002              2003              2002
                                                             RMB millions      RMB millions      RMB millions      RMB millions
Short-term bank loans                                              16,979            22,839             7,466            12,514
--------------------------------------------------------------------------------------------------------------------------------
Short-term other loans                                                 29                19                25                15
--------------------------------------------------------------------------------------------------------------------------------
Loans from Sinopec Group Company and fellow subsidiaries            3,896             4,121             2,296             2,299
--------------------------------------------------------------------------------------------------------------------------------
                                                                   20,904            26,979             9,787            14,828
================================================================================================================================

The Group's and the Company's weighted average interest rates per annum on short-term loans were 3.2% (2002: 4.3%) and 3.1% (2002: 4.2%) respectively at 31 December 2003. The majority of the above loans are unsecured.

At 31 December 2003 and 2002, the Group and the Company had no significant overdue short-term loan.


18  BILLS PAYABLE

Bills payable primarily represented the bank accepted bills for the purchase of material, goods and products. The repayment term is normally from three to six months.

19  TRADE ACCOUNTS PAYABLE

    The ageing analyses of trade accounts payable are as follows:


                                                               The Group
                                              2003                                2002
                                      RMB millions                 %      RMB millions              %

    Within 3 months                         16,311              71.8            11,058           57.6
------------------------------------------------------------------------------------------------------
    Between 3 and 6 months                   5,140              22.6             5,688           29.6
------------------------------------------------------------------------------------------------------
    Over 6 months                            1,253               5.6             2,466           12.8
------------------------------------------------------------------------------------------------------
                                            22,704             100.0            19,212          100.0
======================================================================================================

                                                              The Company
                                              2003                                2002
                                      RMB millions                 %      RMB millions              %

    Within 3 months                         15,143              83.6            13,975           76.3
------------------------------------------------------------------------------------------------------
    Between 3 and 6 months                   2,130              11.8             2,588           14.2
------------------------------------------------------------------------------------------------------
    Over 6 months                              844               4.6             1,747            9.5
------------------------------------------------------------------------------------------------------
                                            18,117             100.0            18,310          100.0
======================================================================================================

Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts payable.

At 31 December 2003 and 2002, the Group and the Company had no individually significant trade accounts payable aged over three years.


20  RECEIPTS IN ADVANCE

Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of receipts in advance.

At 31 December 2003 and 2002, the Group and the Company had no individually significant receipts in advance aged over one year.


21  TAXES PAYABLE

                                           The Group                          The Company
                                        2003              2002              2003              2002
                                RMB millions      RMB millions      RMB millions      RMB millions
    Value added tax                      459            (1,200)             (389)           (1,077)
---------------------------------------------------------------------------------------------------
    Consumption tax                    1,547               947             1,184               733
---------------------------------------------------------------------------------------------------
    Income tax                         4,077             2,776             2,012             1,307
---------------------------------------------------------------------------------------------------
    Business tax                          52                88                24                20
---------------------------------------------------------------------------------------------------
    Other taxes                          851               769               144               111
---------------------------------------------------------------------------------------------------
                                       6,986             3,380             2,975             1,094
===================================================================================================

    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group and the Company as determined in accordance with the relevant income tax rules and regulations of the PRC during the years ended 31 December 2003 and 2002, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.


22  OTHER PAYABLES

    At 31 December 2003 and 2002, the Group's and the Company's other payables primarily represented payables for resources compensation fee and education surcharge.


23  OTHER CREDITORS

    At 31 December 2003 and 2002, the Group's and the Company's other creditors primarily represented payables for constructions.

    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other creditors.

    At 31 December 2003 and 2002, the Group and the Company had no individually significant other creditors aged over three years.


24  ACCRUED EXPENSES

    At 31 December 2003 and 2002, the Group's and the Company's accrued expenses primarily represented accrued interest expenses, repair and maintenance expenses, research and development expenses and other production expenses.

25  CURRENT PORTION OF LONG-TERM LOANS

    The Group's and the Company's current portion of long-term loans represent:

                                                                  The Group                          The Company
                                                               2003              2002              2003              2002
                                                       RMB millions      RMB millions      RMB millions      RMB millions
 LONG-TERM BANK LOANS
--------------------------------------------------------------------------------------------------------------------------
    - Renminbi loans                                          5,363             6,436             3,437             5,194
--------------------------------------------------------------------------------------------------------------------------
    - Japanese Yen loans                                        533               294               498               243
--------------------------------------------------------------------------------------------------------------------------
    - US Dollar loans                                           623             1,337               408               237
--------------------------------------------------------------------------------------------------------------------------
    - Hong Kong Dollar loans                                      4                 3                --                --
--------------------------------------------------------------------------------------------------------------------------
    - Euro loans                                                 --                50                --                47
--------------------------------------------------------------------------------------------------------------------------
                                                              6,523             8,120             4,343             5,721
--------------------------------------------------------------------------------------------------------------------------
 LONG-TERM OTHER LOANS
--------------------------------------------------------------------------------------------------------------------------
    - Renminbi loans                                             65               148                30                12
--------------------------------------------------------------------------------------------------------------------------
    - US Dollar loans                                            62               152                30               110
--------------------------------------------------------------------------------------------------------------------------
                                                                127               300                60               122
--------------------------------------------------------------------------------------------------------------------------
 DEBENTURES PAYABLE
--------------------------------------------------------------------------------------------------------------------------
    - Renminbi loans (Note 27)                                1,500                --                --                --
--------------------------------------------------------------------------------------------------------------------------
 LONG-TERM LOANS FROM SINOPEC GROUP COMPANY
 AND FELLOW SUBSIDIARIES
--------------------------------------------------------------------------------------------------------------------------
    - Renminbi loans                                             19               144                19               144
--------------------------------------------------------------------------------------------------------------------------
    - US Dollar loans                                             6                 9                 6                 9
--------------------------------------------------------------------------------------------------------------------------
                                                                 25               153                25               153
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 TOTAL CURRENT PORTION OF LONG-TERM LOANS                     8,175             8,573             4,428             5,996
==========================================================================================================================

At 31 December 2003 and 2002, the Group and the Company had no significant overdue long-term loan.

26  LONG-TERM LOANS

    The Group's and the Company's long-term loans represent:


                            Interest rate and final maturity                   The Group                          The Company
                                                                            2003             2002              2003          2002
                                                                    RMB millions     RMB millions      RMB millions  RMB millions
    THIRD PARTIES DEBTS
---------------------------------------------------------------------------------------------------------------------------------
    LONG-TERM BANK LOANS
---------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans         Interest rates ranging from interest free
                           to 6.2% per annum at 31 December 2003
                           with maturities through 2013                   38,863           36,855            29,577        25,884
---------------------------------------------------------------------------------------------------------------------------------
    Japanese Yen loans     Interest rates ranging from 1.0% to 8.1%
                           per annum at 31 December 2003
                           with maturities through 2024                    2,909            2,373             2,866         2,280
---------------------------------------------------------------------------------------------------------------------------------
    US Dollar loans        Interest rates ranging from interest free
                           to 7.4% per annum at 31 December 2003
                           with maturities through 2031                    4,340            4,294             2,676         1,323
---------------------------------------------------------------------------------------------------------------------------------
    Hong                   Kong Dollar loans Floating rate at Hong Kong
                           Prime Rate plus 0.3% per annum at 31 December
                           2003 with maturities through 2006                   7               10                --            --
---------------------------------------------------------------------------------------------------------------------------------
    Euro                   loans Interest rates ranging from 6.0% to 7.9%
                           per annum at 31 December 2002 with maturities
                           through 2006; paid off as at 31 December 2003      --              162                --           155
---------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                  6,523            8,120             4,343         5,721
---------------------------------------------------------------------------------------------------------------------------------
    LONG-TERM BANK LOANS                                                  39,596           35,574            30,776        23,921
..................................................................................................................................
    OTHER LONG-TERM LOANS
---------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans         Interest rates ranging from interest free
                           to 5.0% per annum at 31 December 2003
                           with maturities through 2008                      359              277               182            61
---------------------------------------------------------------------------------------------------------------------------------
    US Dollar loans        Interest rates ranging from interest free
                           to 3.2% per annum at 31 December 2003
                           with maturities through 2015                      151              438               118           398
---------------------------------------------------------------------------------------------------------------------------------
    Euro loans             Interest rates ranging from 1.8% to 8.1%
                           per annum at 31 December 2003
                           with maturities through 2025                       21               16                21            16
---------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                    127              300                60           122
---------------------------------------------------------------------------------------------------------------------------------
    OTHER LONG-TERM LOANS                                                    404              431               261           353
..................................................................................................................................
    LONG-TERM BANK LOANS OF JOINTLY CONTROLLED ENTITIES
---------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans         Floating rate at 90% of PBOC's base lending
                           rate per annum at 31 December 2003
                           with maturities through 2021                      705               --                --            --
---------------------------------------------------------------------------------------------------------------------------------
    US                     Dollar loans Floating rate at London Interbank
                           Offer Rate plus 0.7% per annum at 31
                           December 2003 with maturities through 2013        745               --                --            --
---------------------------------------------------------------------------------------------------------------------------------
    LONG-TERM BANK LOANS OF JOINTLY CONTROLLED ENTITIES                    1,450               --                --            --
..................................................................................................................................
    LONG-TERM LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
---------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans         Interest free with maturity in 2020            35,561           35,561            35,561        35,561
---------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans         Interest rates ranging at 5.0%
                           per annum at 31 December 2003
                           with maturities through 2005                    2,223            2,272             2,138         2,187
---------------------------------------------------------------------------------------------------------------------------------
    US                     Dollar loans Floating rate at London Interbank
                           Offer Rate plus 1.4% per annum at 31
                           December 2003 with maturities through 2005         12               23                12            21
---------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                     25              153                25           153
---------------------------------------------------------------------------------------------------------------------------------
    LONG-TERM LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES    37,771           37,703            37,686        37,616
..................................................................................................................................
----------------------------------------------------------------------------------------------------------------------------------
                                                                          79,221            73,708            68,723        61,890
==================================================================================================================================

    The maturity analyses of the Group's and the Company's long-term loans are as follows:

                                                                The Group                          The Company
                                                             2003              2002              2003              2002
                                                     RMB millions      RMB millions      RMB millions      RMB millions
    Between one and two years                              13,145             7,177             9,346             3,876
    -------------------------------------------------------------------------------------------------------------------
    Between two and five years                             26,591            25,564            21,526            17,458
    -------------------------------------------------------------------------------------------------------------------
    After five years                                       39,485            40,967            37,851            40,556
    -------------------------------------------------------------------------------------------------------------------
    TOTAL LONG-TERM LOANS                                  79,221            73,708            68,723            61,890
    ===================================================================================================================

    At 31 December 2003, the Group and the Company had secured loans from third parties amounting to RMB 103 million (2002: RMB 85 million) and RMB 9 million (2002: RMB 23 million) respectively. All long-term other loans are unsecured.

    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.


27  DEBENTURES PAYABLE

                                                                                                The Group
                            Interest rate and final maturity                                2003              2002
                                                                                    RMB millions      RMB millions
     Convertible bonds      Fixed Rate at 2.5% per annum at 31 December 2003
                            and redeemable in July 2004                                    1,500             1,500
     --------------------------------------------------------------------------------------------------------------
                            Less: Current portion                                          1,500                --
     --------------------------------------------------------------------------------------------------------------
                                                                                              --             1,500
     ==============================================================================================================

    Convertible bonds amounting to RMB 1,500 million were issued by a subsidiary of the Group on 28 July 1999. The bonds are convertible upon an initial public offering into ordinary shares of the subsidiary from the date of initial public offering to maturity date. Pursuant to the subsidiary's sharehlders' approval at the Annual General Meeting held on 23 March 2004, the subsidiary decided not to undergo an initial public offering.


28  OTHER LONG-TERM PAYABLES

    Other long-term payables primarily represent provision for future dismantlement of oil and gas properties, the costs arising from environmental restoration and specific research and development projects.


29  SHARE CAPITAL


                                                                                The Group and the Company
                                                                                     2003              2002
                                                                             RMB millions      RMB millions
    REGISTERED, ISSUED AND FULLY PAID:
    ---------------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each                  67,122            67,122
    ---------------------------------------------------------------------------------------------------------
    16,780,488,000 H shares of RMB 1.00 each                                       16,780            16,780
    ---------------------------------------------------------------------------------------------------------
    2,800,000,000 A shares of RMB 1.00 each                                         2,800             2,800
    ---------------------------------------------------------------------------------------------------------
                                                                                   86,702            86,702
    ---------------------------------------------------------------------------------------------------------

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (see Note 1).

    Pursuant to the resolutions passed in an extraordinary general meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares) at prices of HK$ 1.59 and US$ 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

    According to Sinopec Group Company's debt-to-equity arrangement, some of the Company's shares held by Sinopec Group Company were transferred to the following bank and asset management companies. Pursuant to the notice Cai Qi [2000] No. 261 issued by MOF, the Company, having made its global offer of H shares, adjusted the price of shares to be transferred to the following entities, based on the issue price of the H shares, in connection with the debt-to-equity arrangement and the proportion of its shares. As a result, shares of the Company held by the State Development Bank of China, China Cinda Asset Management Corporation, China Orient Asset Management Corporation, China Huarong Asset Management Corporation are 8,775,570,000 shares, 8,720,650,000 shares, 1,296,410,000 shares and
    586,760,000 shares respectively. Shares of the Company held by Sinopec Group Company was adjusted to 47,742,600,000 shares accordingly. Such arrangement was approved by MOF in Cai Qi [2000] No. 754 "Comments on the issues relating to the management of the equity in China Petroleum and Chemical Corporation".

    In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

    All the domestic ordinary shares and H shares rank pari passu in all material aspects.

    KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No. 0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001 respectively.

30  CAPITAL RESERVE

    The movements in capital reserve are as follows:


                                                                               The Group and the Company
                                                                                    2003              2002
                                                                            RMB millions      RMB millions
    Balance at 1 January                                                          36,588            36,297
    --------------------------------------------------------------------------------------------------------
    Government grants (i)                                                             35               291
    --------------------------------------------------------------------------------------------------------
    Premium from issuance of shares by a subsidiary (ii)                             147                --
    --------------------------------------------------------------------------------------------------------
    Gain from debt restructuring by a subsidiary (iii)                                82                --
    --------------------------------------------------------------------------------------------------------
    BALANCE AT 31 DECEMBER                                                        36,852            36,588
    ========================================================================================================

    (i) For the year ended 31 December 2003, the Group received subsidy on investments amounted to RMB 35 million (2002: RMB 291 million), pursuant to Guo Jing Mao Tou Zi [2002] No. 847 "Notice on the State's Key Technology Reform on Project Fund Plan regarding the Third Batch of State Debt's Special Fund in 2002" issued by MOF. This fund is used for technology improvement projects.

    (ii) A subsidiary of the Group issued additional shares in the PRC. Independent investors used cash to subscribe for shares. The increase in the Group's consolidated net assets due to the share premium was reflected as an increase of capital reserve.

    (iii) During the year ended 31 December 2003, a subsidiary of the Group carried out debt restructuring with a bank and obtained a waiver of interest payable. The gain in connection with the debt restructuring was reflected as an increase of capital reserve.


31  SURPLUS RESERVES

    Movements in surplus reserves are as follows:

                                                                The Group and the Company
                                              Statutory         Statutory     Discretionary
                                                surplus            public           surplus
                                                reserve      welfare fund           reserve             Total
                                           RMB millions      RMB millions      RMB millions      RMB millions
    At 1 January 2002                             3,017             3,017                 -             6,034
    -----------------------------------------------------------------------------------------------------------
    Appropriation of net profit                   1,412             1,412             7,000             9,824
    -----------------------------------------------------------------------------------------------------------
    At 31 December 2002                           4,429             4,429             7,000            15,858
    -----------------------------------------------------------------------------------------------------------
    At 1 January 2003                             4,429             4,429             7,000            15,858
    -----------------------------------------------------------------------------------------------------------
    Appropriation of net profit                   1,901             1,901                 -             3,802
    -----------------------------------------------------------------------------------------------------------
    AT 31 DECEMBER 2003                           6,330             6,330             7,000            19,660
    ===========================================================================================================

    The Articles of Association of the Company and the following profit appropriation plans had been approved at the Extraordinary General Meeting held on 25 July 2000:

    (a) 10% of the net profit is transferred to the statutory surplus reserve;

    (b) 5% to 10% of the net profit is transferred to the statutory public welfare fund; and

    (c) after the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders' meeting.


32  INCOME FROM PRINCIPAL OPERATIONS

    The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. The Group's segmental information is set out in Note 45.

    For the year ended 31 December 2003, revenue from sales to top five customers amounted to RMB 61,502 million (2002: RMB 51,896 million) which accounted for 15% (2002: 16%) of income from principal operations of the Group.


33  SALES TAXES AND SURCHARGES


                                                 The Group                          The Company
                                              2003              2002              2003              2002
                                      RMB millions      RMB millions      RMB millions      RMB millions
    Consumption tax                          9,856             8,823             6,691             5,909
    ------------------------------------------------------------------------------------------------------
    City construction tax                    1,991             1,636             1,038               896
    ------------------------------------------------------------------------------------------------------
    Education surcharge                        955               782               503               420
    ------------------------------------------------------------------------------------------------------
    Resources tax                              434               499               108                96
    ------------------------------------------------------------------------------------------------------
    Business tax                               135               112                73                60
    ------------------------------------------------------------------------------------------------------
                                            13,371            11,852             8,413             7,381
    ======================================================================================================

34  FINANCIAL EXPENSES


                                                           The Group                          The Company
                                                        2003              2002              2003              2002
                                                RMB millions      RMB millions      RMB millions      RMB millions
    Interest expenses incurred                         4,635             4,951             2,417             3,060
    ----------------------------------------------------------------------------------------------------------------
    Less: Capitalised interest expenses                  487               551               187               271
    ----------------------------------------------------------------------------------------------------------------
    Net interest expenses                              4,148             4,400             2,230             2,789
    ----------------------------------------------------------------------------------------------------------------
    Interest income                                     (305)             (338)             (125)             (200)
    ----------------------------------------------------------------------------------------------------------------
    Foreign exchange losses                              316               312               279               235
    ----------------------------------------------------------------------------------------------------------------
    Foreign exchange gains                               (30)              (47)              (47)              (31)
    ----------------------------------------------------------------------------------------------------------------
                                                       4,129             4,327             2,337             2,793
    ================================================================================================================


35  EXPLORATION EXPENSES

    Exploration expenses include geological and geophysical expenses and written off of dry hole costs.


36  INVESTMENT INCOME

                                                                          The Group                          The Company
                                                                       2003             2002              2003             2002
                                                               RMB millions     RMB millions      RMB millions     RMB millions
    Investment income accounted for under the cost method                71              190                36               16
    -----------------------------------------------------------------------------------------------------------------------------
    Investment income accounted for under the equity method             477              315            22,808           15,564
    -----------------------------------------------------------------------------------------------------------------------------
                                                                        548              505            22,844           15,580

=================================================================================================================================


37  NON-OPERATING EXPENSES

                                                              The Group                          The Company
                                                           2003              2002              2003              2002
                                                   RMB millions      RMB millions      RMB millions      RMB millions
    Loss on disposal of fixed assets                      3,459               748             1,917               469
    -------------------------------------------------------------------------------------------------------------------
    Fines, penalties and compensation                       140                74               133                71
    -------------------------------------------------------------------------------------------------------------------
    Donations                                               132                66                91                38
    -------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses (i)                       1,014               244               713               244
    -------------------------------------------------------------------------------------------------------------------
    Impairment losses on fixed assets                       940                --               373                --
    -------------------------------------------------------------------------------------------------------------------
    Others                                                  649               511               372               320
    -------------------------------------------------------------------------------------------------------------------
                                                          6,334             1,643             3,599             1,142
    ===================================================================================================================

    (i) In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 1,014 million during the year ended 31 December 2003 in respect of the voluntary termination totalling approximately 21,000 employees.

          During the year ended 31 December 2002, in connection with the assets swap agreement between the Company and Sinopec Group Company, the Company made payment of RMB 244 million related to approximately 11,000 employees that were transferred to Sinopec Group Company.


38  INCOME TAX

                                                           The Group                          The Company
                                                        2003              2002              2003              2002
                                                RMB millions      RMB millions      RMB millions      RMB millions
    Provision for PRC income tax                      10,941             6,611            10,347             6,250
    ----------------------------------------------------------------------------------------------------------------
    Deferred taxation                                 (1,580)              198            (1,443)              253
    ----------------------------------------------------------------------------------------------------------------
                                                       9,361             6,809             8,904             6,503
    ================================================================================================================

39  DIVIDENDS

    (a)   Dividends of ordinary shares proposed after the balance sheet date

          Pursuant to a resolution passed at the Board of Directors' meeting on 26 March 2004, a final dividend in respect of the year ended 31 December 2003 of RMB 0.06 per share totalling RMB 5,202 million was proposed for shareholders' approval at the Annual General Meeting.

    (b)   Dividends of ordinary shares declared during the year

          Pursuant to the shareholders' approval at the Annual General Meeting on 10 June 2003, the Board of Directors was authorised to declare the interim dividends for the year ending 2003. According to the resolution passed at the Directors' meeting on 22 August 2003, an interim dividend of RMB 0.03 (2002: RMB 0.02) per share totalling RMB 2,601 million (2002: RMB 1,734 million) was declared.

          Pursuant to the shareholders' approval at the Annual General Meeting on 10 June 2003, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2002 was declared and paid on 30 June 2003.

          Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2001 was declared and paid on 8 August 2002.


40   RELATED PARTIES AND RELATED PARTY TRANSACTIONS

    (a)  Related parties having the ability to exercise control over the Group

    The name of the company        :      China Petrochemical Corporation ("Sinopec Group Company")
    Registered address             :      No. 6A, Huixin East Street, Chaoyang District, Beijing
    Principal                             activities : Processing crude oil
                                          into refined products and
                                          petrochemical products,
                                          petrochemical products which
                                          include: petrochemical products made
                                          from crude oil and natural gas;
                                          production, sale and import and
                                          export of synthetic fibre and
                                          synthetic fibre monomer.

    Relationship with the Group    :      Ultimate holding company

    Types of legal entity          :      State-owned

    Authorised representative      :      Chen Tonghai

    Registered capital             :      RMB 104,912 million

    There is no movement in the above registered capital for the year ended 31 December 2003.

    As at 31 December 2003, Sinopec Group Company held 55.1% shares of the Company and there is no change on percentage shareholdings during this reporting period.

(b) Related parties not having the ability to exercise control over the Group

    Sinopec Finance Company Limited Nanjing Chemical Industry Company Limited Zhongyuan Petrochemical Company Sichuan Vinylon Company Nanjing Petrochemical Company Qingjiang Petrochemical Limited Liability Company Baoding Petrochemical Company Luoyang Petrochemical Polypropylene Industrial Company Baling Petrochemical Yueyang Petrochemical Company Tianjin United Chemical Company
    Zhanjiang Dongxing Petroleum Corporation Company Limited

    The above companies and the Company are under common control of a parent company.

(c) The principal related party transactions carried out in the ordinary course of business are as follows:

                                                                               Note                2003              2002
                                                                                           RMB millions      RMB millions
       Sales of goods                                                           (i)              42,398            36,343
--------------------------------------------------------------------------------------------------------------------------
       Purchases                                                               (ii)              34,953            26,225
       Transportation and storage                                              (iii)              1,835             1,514
--------------------------------------------------------------------------------------------------------------------------
       Exploration and development services                                    (iv)              13,699            10,310
--------------------------------------------------------------------------------------------------------------------------
       Production related services                                              (v)               8,718             7,316
--------------------------------------------------------------------------------------------------------------------------
       Ancillary and social services                                           (vi)               1,862             1,945
--------------------------------------------------------------------------------------------------------------------------
       Operating lease charges                                                 (vii)              3,116             2,716
       Agency commission income                                               (viii)                 41                37
--------------------------------------------------------------------------------------------------------------------------
       Intellectual property license fee paid                                  (ix)                  10                10
--------------------------------------------------------------------------------------------------------------------------
       Interest received                                                        (x)                  87               104
--------------------------------------------------------------------------------------------------------------------------
       Interest paid                                                           (xi)                 583               636
--------------------------------------------------------------------------------------------------------------------------
       Net deposits withdrawn from related parties                             (xii)              1,438             1,427
       Net loans (repaid to)/obtained from related parties                    (xiii)               (285)            1,990
--------------------------------------------------------------------------------------------------------------------------

       The amounts set out in the table above in respect of the years ended 31 December 2003 and 2002 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

       At 31 December 2003 and 2002, there was no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

       The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

       Notes:

      (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

     (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

    (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

     (iv) Exploration and development services comprise direct costs incurred in the exploration of crude oil such as geophysical, drilling, well testing and well measurement services.

      (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

     (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

    (vii) Operating lease charges represent the rental paid to Sinopec
          Group Company for operating leases in respect of land, buildings and service stations.

   (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of certain entities owned by Sinopec Group Company.

     (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses for trademarks, patents, technology and computer software.

      (x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balances of deposits at 31 December 2003 and 2002 were RMB 4,264 million and RMB 5,702 million respectively.

     (xi) Interest paid represents interest charges on the loans obtained from Sinopec Group Company and Sinopec Finance Company Limited.

    (xii) Deposits were placed with/withdrawn from Sinopec Finance Company Limited.

   (xiii) The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited. The calculated periodic balance of average loan for the year ended 31 December 2003, which is based on monthly average balances, was RMB 41,247 million (2002: RMB 40,019 million).

    In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2003. The terms of these agreements are summarised as follows:

      (a) The Company entered into an Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months' notice, Sinopec Group Company agrees not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

          o the government-prescribed price;

          o where there is no government-prescribed price, the government guidance price;

          o where there is neither a government-prescribed price nor a government guidance price, the market price; or

          o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

      (b) The Company has entered into an Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

      (c) The Company has entered into lease agreements with Sinopec Group Company effective from 1 January 2000 to lease certain land and buildings at a rental of approximately RMB 2,007 million and RMB 482 million per annum respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amounts not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months' notice to Sinopec Group Company.

          In August 2003, the Company has entered into additional lease agreements with Sinopec Group Company effective from 1 January 2003 to lease additional land at a rental of approximately RMB 273 million per annum.

      (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

      (e) The Company has entered into agency agreements effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

      (f) The Company has entered into a service station franchise agreement with Sinopec Group Company under which its service station and retail stores would exclusively sell the refined products supplied by the Group.

(d)  Balances with related parties

     The balances with the Group's related parties at 31 December 2003 and 2002 are as follows:

                                                             The ultimate holding company           Other related companies
                                                                    2003              2002               2003            2002
                                                            RMB millions      RMB millions       RMB millions    RMB millions
       Trade accounts receivable                                       -                62             3,044           2,566
----------------------------------------------------------------------------------------------------------------------------
       Advance payments                                                -                 6               463             578
----------------------------------------------------------------------------------------------------------------------------
       Other receivables                                           3,201             3,509             5,693           7,621
       Trade accounts payable                                          ?                 ?               984           2,103
       Receipts in advance                                             ?                77               539             264
       Other creditors                                             4,588                18             9,927           9,608
       Short-term loans                                                -                 -             3,896           4,121
       Long-term loans (including current portion) (Note)              -                 -            37,796          37,856
----------------------------------------------------------------------------------------------------------------------------
       Note: The Sinopec Group Company had borrowed an interest free loan for 20 years amounted to RMB 35,561 million to the
             Group through Sinopec Finance Company Limited which was included in the long-term loans.

    The Company entered into the asset acquisition agreement with Sinopec Group Company on 28 October 2003. The Company used cash of RMB 3.3 billion to aquire the Ethylene Assets of Sinopec Maoming From Sinopec Group Company. As of the valuation date, the assessed net asset value of the Ethylene Assets was RMB 3.3 billion. The Acquisition of Ethylene Assets was completed on 31 December 2003, and is included in the financial statements.

    The Company entered into the assets acquisition agreements with Sinopec Group Company on 29 December 2003. The Company used cash of RMB 356 million to acquired the Refinining Assets of Tahe Petrochemical and Xi'an Petrochemical from Sinopec Group Company. As of the revaluation date, the assessed net asset value of the Refining Assets was RMB 356 million. The Acquisition of Refining Assets was completed on 31 December 2003, and is included in the financial statements for the year ended 31 December 2003.

    During the year ended 31 December 2003, Sinopec Group Company repaid a bank loan of RMB 962 million on behalf of a subsidiary of the Group.

41  PRINCIPAL SUBSIDIARIES

    The Company's principal subsidiaries are limited companies operating in the PRC and had been consolidated into the Group's financial statements for the year ended 31 December 2003. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, the companies below are incorporated in the PRC. The following list contains only the particulars of subsidiaries which principally affected the results or assets of the
    Group:

                                                                          Percentage of
                                                                                 equity
                                                     Registered capital/       held by
    Name of company                                      paid-up capital    the Company  Principal activities
                                                            RMB millions             %
    China Petrochemical International Company Limited              1,400       100.00    Trading of crude oil and
                                                                                         petrochemical products
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanhua Petrochemical Company Limited           3,374        70.01    Manufacturing of chemical products
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited                                  1,700       100.00    Marketing and distribution of refined
                                                                                         petroleum products
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company Limited                      30,028       100.00    Exploration and production of crude
                                                                                         oil and natural gas
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical Company Limited                   2,253    (i) 50.00    Manufacturing of plastics,
                                                                                         intermediate  petrochemical
                                                                                         products and petroleum products
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Maoming Refining and Chemical                1,064 and 1,500        99.81    Manufacturing of intermediate
       Company Limited                                 convertible bonds                 petrochemical  products and  petroleum
                                                                                         products
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical Company Limited                     1,950        82.05    Manufacturing of intermediate
                                                                                         petrochemical products and
                                                                                         petroleum products
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical Company Limited                 7,200        55.56    Manufacturing of synthetic fibres,
                                                                                         resin and plastics, intermediate
                                                                                         petrochemical products
                                                                                         and petroleum products
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining Chemical                         1,154        79.73    Manufacturing of intermediate
        Company Limited                                                                  petrochemical  products and
                                                                                         petroleum products
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited                              HK$104        72.40    Trading of crude oil and petroleum
                                                                                         products
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum Group Company Limited                    147    (i) 46.25    Marketing and  distribution of refined
                                                                                         petroleum  products
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix Company Limited                            519    (i) 40.72    Manufacturing of petrochemical
                                                                                         products and petroleum products
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company Limited                   2,330        84.98    Manufacturing of intermediate
                                                                                         petrochemical products and
                                                                                         petroleum products
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre Company Limited                 4,000    (i) 42.00    Production and sale of polyester
                                                                                         chips and polyester fibres
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and Chemical Company Limited          2,524        71.32    Manufacturing ofintermediate
                                                                                         petrochemical products
                                                                                         and petroleum products
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum Company Limited                      875        70.85    Exploration  and  production  of crude
                                                                                         oil and natural gas
 -------------------------------------------------------------------------------------------------------------------------------

    (i) The Company consolidated the results of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.

42  PRINCIPAL JOINTLY CONTROLLED ENTITIES

    At 31 December 2003, the Group's principal interest in jointly controlled entities are as follows:

                                                                        Percentage of
                                                                        equity held
                                                  Registered capital/   by the Group
    Name of company                                   paid-up capital         %      Principal activities

   Shanghai Secco Petrochemical Company Limited    Registered capital       50.00    Manufacturing and distribution of
                                                      USD 901,440,964                petrochemical products
---------------------------------------------------------------------------------------------------------------------------------
   Yueyang Sinopec and Shell Coal Gasification     Registered capital       50.00    Manufacturing and distribution of
       Company Limited                                 USD 45,588,700                industrial gas
---------------------------------------------------------------------------------------------------------------------------------
   Block A Oil Field in the Western                                 -       43.00    Exploration and production of crude oil
       Area Chenda in Bohai Bay                                                      and natural gas
---------------------------------------------------------------------------------------------------------------------------------

43  COMMITMENTS

    Operating lease commitments
    The Group and the Company lease service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 31 December 2003, the future minimum lease payments of the Group and the Company under operating leases are as follows:

                                                              The Group                          The Company
                                                           2003              2002              2003              2002
                                                   RMB millions      RMB millions      RMB millions      RMB millions
    Within one year                                       3,276             2,726             3,175             2,629
-------------------------------------------------------------------------------------------------------------------
    Between one and two years                             3,229             2,666             3,133             2,585
    Between two and three years                           3,200             2,647             3,114             2,568
-------------------------------------------------------------------------------------------------------------------
    Between three and four years                          3,175             2,635             3,095             2,557
    Between four and five years                           3,162             2,609             3,087             2,531
    After five years                                     99,619            83,718            98,253            82,231
-------------------------------------------------------------------------------------------------------------------
                                                        115,661            97,001           113,857            95,101
-------------------------------------------------------------------------------------------------------------------

    Capital commitments

    At 31 December 2003, the capital commitments are as follows:


                                                                          2003              2002
                                                                  RMB millions      RMB millions
    The Group
-------------------------------------------------------------------------------------------------
    Authorised and contracted for                                       48,107            24,764
-------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                   47,716            34,988
-------------------------------------------------------------------------------------------------
                                                                        95,823            59,752
-------------------------------------------------------------------------------------------------
    Jointly controlled entities
-------------------------------------------------------------------------------------------------
    Authorised and contracted for                                        6,923             5,481
-------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                    3,432             6,027
-------------------------------------------------------------------------------------------------
                                                                        10,355            11,508
-------------------------------------------------------------------------------------------------
    The Company
-------------------------------------------------------------------------------------------------
    Authorised and contracted for                                       32,210            15,218
-------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                   36,029            27,115
-------------------------------------------------------------------------------------------------
                                                                        68,239            42,333
-------------------------------------------------------------------------------------------------

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interests in associates.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of the production licenses issued to the Group is 55 years as a special dispensation was given by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 97 million for the year ended 31 December 2003 (2002: RMB 65 million).

    Estimated future annual payments are as follows:

                                                              The Group                          The Company
                                                           2003              2002              2003              2002
                                                   RMB millions      RMB millions      RMB millions      RMB millions
    Within one year                                          87                55                69                37
    -------------------------------------------------------------------------------------------------------------------
    Between one and two years                               117                76                88                45
    -------------------------------------------------------------------------------------------------------------------
    Between two and three years                              87                66                54                35
    -------------------------------------------------------------------------------------------------------------------
    Between three and four years                             72                63                42                28
    -------------------------------------------------------------------------------------------------------------------
    Between four and five years                              65                43                52                12
    -------------------------------------------------------------------------------------------------------------------
    After five years                                        361               263               212               109
    -------------------------------------------------------------------------------------------------------------------
                                                            789               566               517               266
    -------------------------------------------------------------------------------------------------------------------

44  CONTINGENT LIABILITIES

    (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b) At 31 December 2003, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

                                                                     The Group                          The Company
                                                                  2003              2002              2003              2002
                                                          RMB millions      RMB millions      RMB millions      RMB millions
       Subsidiaries                                                  -                 -               173                 -
       -----------------------------------------------------------------------------------------------------------------------
       Associates and jointly controlled entities                4,955             7,492            12,084             7,017
       Third parties                                                 -                30                 -                 -
       -----------------------------------------------------------------------------------------------------------------------
                                                                 4,955             7,522            12,257             7,017
       -----------------------------------------------------------------------------------------------------------------------

       The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2003 and 2002, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company's obligation under the guarantees arrangement.

    Environmental contingencies

    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include: i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold; ii) the extent of required cleanup efforts; iii) varying costs of alternative remediation strategies; iv) changes in environmental remediation requirements; and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fee of approximately RMB 245 million for the year ended 31 December 2003 (2002: RMB 287 million).

    Legal contingencies

    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management is of the opinion that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

45  SEGMENTAL INFORMATION

    The Group has five operating segments as follows:

    (i) Exploration and production - which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Company and external customers.

    (ii) Refining - which processes and purifies crude oil, which is sourced from the Exploration and Production Segment of the Group and external suppliers, and manufactures and sells petroleum products to the Chemicals and Marketing and Distribution Segments of the Company and external customers.

    (iii) Marketing and distribution - which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals - which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

    (v) Others - which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the Principal Accounting Policies (see Note 3). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's operating segments is as follows:

                                                                                         2003              2002
                                                                                 RMB millions      RMB millions
    Income from principal operations
    -------------------------------------------------------------------------------------------------------------
    Exploration and production
       External sales                                                                  14,936            10,920
    -------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                             47,287            39,407
    -------------------------------------------------------------------------------------------------------------
                                                                                       62,223            50,327
    -------------------------------------------------------------------------------------------------------------
    Refining
    -------------------------------------------------------------------------------------------------------------
       External sales                                                                  57,887            47,555
    -------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                            208,366           161,340
    -------------------------------------------------------------------------------------------------------------
                                                                                      266,253           208,895
    -------------------------------------------------------------------------------------------------------------
    Marketing and distribution
       External sales                                                                 238,210           184,378
    -------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                              2,602             2,329
    -------------------------------------------------------------------------------------------------------------
                                                                                      240,812           186,707
    -------------------------------------------------------------------------------------------------------------
    Chemicals
       External sales                                                                  74,919            58,401
    -------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                              7,415             7,204
    -------------------------------------------------------------------------------------------------------------
                                                                                       82,334            65,605
    -------------------------------------------------------------------------------------------------------------
    Others
    -------------------------------------------------------------------------------------------------------------
       External sales                                                                  31,239            22,930
    -------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                             29,361            19,845
    -------------------------------------------------------------------------------------------------------------
                                                                                       60,600            42,775
    -------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                               (295,031)         (230,125)
    -------------------------------------------------------------------------------------------------------------
    Income from principal operations                                                  417,191           324,184
    -------------------------------------------------------------------------------------------------------------
    Cost of sales, sales taxes and surcharges
    -------------------------------------------------------------------------------------------------------------
    Exploration and production                                                         31,596            28,788
    -------------------------------------------------------------------------------------------------------------
    Refining                                                                          254,360           198,115
    -------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                        210,456           163,701
    -------------------------------------------------------------------------------------------------------------
    Chemicals                                                                          73,116            60,429
    -------------------------------------------------------------------------------------------------------------
    Others                                                                             59,984            42,378
    -------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment cost of sales                                       (293,037)         (230,377)
    -------------------------------------------------------------------------------------------------------------
    Cost of sales, sales taxes and surcharges                                         336,475           263,034
    -------------------------------------------------------------------------------------------------------------
    Profit from principal operations
    -------------------------------------------------------------------------------------------------------------
    Exploration and production                                                         28,785            21,973
    -------------------------------------------------------------------------------------------------------------
    Refining                                                                           11,741            10,598
    -------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                         30,356            23,006
    -------------------------------------------------------------------------------------------------------------
    Chemicals                                                                           9,218             5,176
    -------------------------------------------------------------------------------------------------------------
    Others                                                                                616               397
    -------------------------------------------------------------------------------------------------------------
    Profit from principal operations                                                   80,716            61,150
    -------------------------------------------------------------------------------------------------------------

46  Post balance sheet events
    Pursuant to the shareholders' approval at the Extraordinary General Meeting on 15 October 2003, the Company was authorised to issue ten years corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons subject to the approval from National Development and Reform Commission. The approval was given on 16 January 2004, and on 24 February 2004, the Company issued RMB 3.5 billion corporate bonds with a fixed interest rate at 4.61% per annum.

47  Net profit before non-operating profits/losses

                                                                                                          2003
                                                                                                  RMB millions
    Net profit                                                                                          19,011
------------------------------------------------------------------------------------------------------------
    Items under non-operating profits/losses:
------------------------------------------------------------------------------------------------------------
    Add: Loss on disposal of fixed assets                                                                3,459
------------------------------------------------------------------------------------------------------------
        Employee reduction expenses                                                                      1,014
------------------------------------------------------------------------------------------------------------
        Donations                                                                                          132
        Loss on disposal of long-term equity investments                                                    23
------------------------------------------------------------------------------------------------------------
        Others                                                                                             789
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
    Less: Non-operating income                                                                             292
------------------------------------------------------------------------------------------------------------
        Written back of provision for impairment losses in previous years                                  205
------------------------------------------------------------------------------------------------------------
        Tax effect                                                                                       1,624
------------------------------------------------------------------------------------------------------------
    Total of items under non-operating profits/losses                                                    3,296
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
    Net profit before non-operating profits/losses                                                      22,307
------------------------------------------------------------------------------------------------------------


48  OTHER SIGNIFICANT EVENTS

    The Group does not have any other significant event required to disclose as at the approval date of these financial statements.

REPORT OF THE INTERNATIONAL AUDITORS



To the Shareholders of
China Petroleum & Chemical Corporation
(Established in The People's Republic of China with limited liability)

We have audited the financial statements on pages 127 to 158 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.



KPMG
Certified Public Accountants
Hong Kong, China, 26 March 2004

(B) FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL Financial Reporting STANDARDS ("Ifrs") consolidated income statement for the year ended 31 December 2003 (Amounts in millions except per share data)

                                                             Note                2003              2002
                                                                                  RMB               RMB
Turnover and other operating revenues
------------------------------------------------------------------------------------------------------------
    Turnover                                                   3                  424,318           329,116
------------------------------------------------------------------------------------------------------------
    Other operating revenues                                   4                   18,818            16,029
------------------------------------------------------------------------------------------------------------
                                                                                  443,136           345,145
------------------------------------------------------------------------------------------------------------
Operating expenses
------------------------------------------------------------------------------------------------------------
    Purchased crude oil, products and
    operating supplies and expenses                                              (312,488)         (237,581)
------------------------------------------------------------------------------------------------------------
    Selling, general and administrative expenses               5                  (25,940)          (21,461)
------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation                                      (26,735)          (25,286)
------------------------------------------------------------------------------------------------------------
    Exploration expenses, including dry holes                                      (6,133)           (4,363)
    Personnel expenses                                         6                  (16,182)          (14,417)
------------------------------------------------------------------------------------------------------------
    Employee reduction expenses                                7                   (1,014)             (244)
    Taxes other than income tax                                8                  (13,491)          (11,956)
    Other operating expenses, net                              9                   (3,886)           (1,158)
------------------------------------------------------------------------------------------------------------
       Total operating expenses                                                  (405,869)         (316,466)
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Operating profit                                                                   37,267            28,679
------------------------------------------------------------------------------------------------------------
Finance costs
    Interest expense                                          10                   (3,728)           (4,176)
------------------------------------------------------------------------------------------------------------
    Interest income                                                                   308               345
------------------------------------------------------------------------------------------------------------
    Foreign exchange losses                                                          (413)             (384)
------------------------------------------------------------------------------------------------------------
    Foreign exchange gains                                                             30                60
------------------------------------------------------------------------------------------------------------
       Net finance costs                                                           (3,803)           (4,155)
------------------------------------------------------------------------------------------------------------
Gain from issuance of shares by a subsidiary                  11                      136                 ?
------------------------------------------------------------------------------------------------------------
Investment income                                                                      75               229
------------------------------------------------------------------------------------------------------------
Share of profits less losses from associates                                          406               332
------------------------------------------------------------------------------------------------------------
Profit from ordinary activities before taxation                                    34,081            25,085
------------------------------------------------------------------------------------------------------------
Taxation                                                      12                  (10,545)           (7,650)
------------------------------------------------------------------------------------------------------------
Profit from ordinary activities after taxation                                     23,536            17,435
------------------------------------------------------------------------------------------------------------
Minority interests                                                                 (1,943)           (1,120)
---------------------------------------------------------------------------------------------------------
Profit attributable to shareholders                                                21,593            16,315
------------------------------------------------------------------------------------------------------------

Basic earnings per share                                      16                     0.25              0.19
---------------------------------------------------------------------------------------------------------

Dividends attributable to the year:                           17
------------------------------------------------------------------------------------------------------------
Interim dividend declared during the year                                           2,601             1,734
------------------------------------------------------------------------------------------------------------
Final dividend proposed after the balance sheet date                                5,202             5,202
------------------------------------------------------------------------------------------------------------
                                                                                    7,803             6,936
------------------------------------------------------------------------------------------------------------

The notes on pages 133 to 158 form part of these financial statements.


CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2003
(Amounts in millions)

                                                                              Note                    2003              2002
                                                                                                       RMB               RMB
Non-current assets
-----------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                              18                  256,748           249,589
-----------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                   19                   28,973            21,692
-----------------------------------------------------------------------------------------------------------------------------
    Investments                                                                21                    2,582             2,697
-----------------------------------------------------------------------------------------------------------------------------
    Interests in associates                                                    22                    8,081             8,049
-----------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets                                                        27                    2,144               732
----------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                                                                  810               829
----------------------------------------------------------------------------------------------------------------------------
    Other assets                                                                                     2,152             1,773
----------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                           301,490           285,361
----------------------------------------------------------------------------------------------------------------------------
Current assets
-----------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                                       15,221            18,161
-----------------------------------------------------------------------------------------------------------------------------
    Time deposits with financial institutions                                                        2,184             1,013
-----------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                  24                    9,284            10,800
-----------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                           24                    5,953             5,053
-----------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                25                   46,112            47,074
-----------------------------------------------------------------------------------------------------------------------------
    Prepaid expenses and other current assets                                  26                   20,574            21,881
----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                99,328           103,982
-----------------------------------------------------------------------------------------------------------------------------
Current liabilities
-----------------------------------------------------------------------------------------------------------------------------
    Short-term debts                                                           28                   25,158            31,909
-----------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                   28                    3,921             3,674
----------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                     29                   22,704            19,477
-----------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                              29                   23,958            30,239
----------------------------------------------------------------------------------------------------------------------------
    Accrued expenses and other payables                                        30                   42,187            31,361
----------------------------------------------------------------------------------------------------------------------------
    Income tax payable                                                                               4,077             2,780
-----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                          122,005           119,440
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                            (22,677)          (15,458)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                              278,813           269,903
-----------------------------------------------------------------------------------------------------------------------------
Non-current liabilities
-----------------------------------------------------------------------------------------------------------------------------
    Long-term debts                                                            28                   41,450            39,479
-----------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                   28                   37,771            37,703
----------------------------------------------------------------------------------------------------------------------------
    Deferred tax liabilities                                                   27                    4,599             3,599
-----------------------------------------------------------------------------------------------------------------------------
    Other liabilities                                                                                1,228             1,290
-----------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                                       85,048            82,071
-----------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                                  25,866            24,009
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                         167,899           163,823
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
-----------------------------------------------------------------------------------------------------------------------------
Share capital                                                                  31                   86,702            86,702
----------------------------------------------------------------------------------------------------------------------------
Reserves                                                                                            81,197            77,121
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   167,899           163,823

Approved and authorised for issue by the board of directors on 26 March 2004

 Chen Tonghai        Wang Jiming                          Zhang Jiaren
 Chairman            Vice Chairman and President          Director, Senior Vice
                                                          President and Chief
                                                          Financial Officer



The notes on pages 133 to 158 form part of these financial statements.

BALANCE SHEET
AT 31 DECEMBER 2003
(Amounts in millions)

                                                                              Note                    2003              2002
                                                                                                       RMB               RMB
Non-current assets
--------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                              18                  131,043           129,009
--------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                   19                   20,272            15,869
--------------------------------------------------------------------------------------------------------------------------
    Interests in subsidiaries                                                  20                   96,308            90,566
--------------------------------------------------------------------------------------------------------------------------
    Investments                                                                21                      478               561
--------------------------------------------------------------------------------------------------------------------------
    Interests in associates                                                    22                    5,946             5,434
--------------------------------------------------------------------------------------------------------------------------
    Interests in jointly controlled entities                                   23                    1,043               375
--------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets                                                        27                    1,526               108
--------------------------------------------------------------------------------------------------------------------------
    Other assets                                                                                     1,321             1,378
--------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                           257,937           243,300
--------------------------------------------------------------------------------------------------------------------------
Current assets
--------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                                        6,345             8,478
--------------------------------------------------------------------------------------------------------------------------
    Time deposits with financial institutions                                                          236               221
--------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                  24                    7,080             9,968
--------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                           24                    1,282             1,922
--------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                25                   23,056            25,768
--------------------------------------------------------------------------------------------------------------------------
    Prepaid expenses and other current assets                                  26                   29,108            26,715
--------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                67,107            73,072
--------------------------------------------------------------------------------------------------------------------------
Current liabilities
--------------------------------------------------------------------------------------------------------------------------
    Short-term debts                                                           28                   11,894            19,003
--------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                   28                    2,321             2,452
--------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                     29                   18,117            18,488
--------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                              29                   18,006            23,070
--------------------------------------------------------------------------------------------------------------------------
    Accrued expenses and other payables                                        30                   33,895            22,564
    Income tax payable                                                                               2,012             1,311
--------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                           86,245            86,888
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                            (19,138)          (13,816)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                              238,799           229,484
--------------------------------------------------------------------------------------------------------------------------
Non-current liabilities
--------------------------------------------------------------------------------------------------------------------------
    Long-term debts                                                            28                   31,037            26,248
--------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                   28                   37,686            37,616
--------------------------------------------------------------------------------------------------------------------------
    Deferred tax liabilities                                                   27                    1,425             1,042
--------------------------------------------------------------------------------------------------------------------------
    Other liabilities                                                                                  752               755
--------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                                       70,900            65,661
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                         167,899           163,823
--------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
--------------------------------------------------------------------------------------------------------------------------
Share capital                                                                  31                   86,702            86,702
Reserves                                                                                            81,197            77,121
--------------------------------------------------------------------------------------------------------------------------
                                                                                                   167,899           163,823
--------------------------------------------------------------------------------------------------------------------------

Approved and authorised for issue by the board of directors on 26 March 2004

Chen Tonghai         Wang Jiming                         Zhang Jiaren
Chairman             Vice Chairman and President         Director, Senior
                                                         Vice President and
                                                         Chief Financial Officer



The notes on pages 133 to 158 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2003
(Amounts in millions)


                                                                                Note                    2003              2002
                                                                                                         RMB               RMB
Cash flows from operating activities                                             (a)                  60,630            55,046
----------------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities
----------------------------------------------------------------------------------------------------------------------------
    Capital expenditure                                                                              (44,057)          (42,208)
----------------------------------------------------------------------------------------------------------------------------
    Capital expenditure of jointly controlled entities                                                (4,107)                ?
----------------------------------------------------------------------------------------------------------------------------
    Purchase of investments and investments in associates                                             (1,511)           (2,174)
----------------------------------------------------------------------------------------------------------------------------
    Proceeds from disposal of investments and investments in associates                                  123               337
----------------------------------------------------------------------------------------------------------------------------
    Proceeds from disposal of property, plant and equipment                                              380               451
----------------------------------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                             (2,871)           (1,342)
----------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                              1,700             2,160
----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                                (50,343)          (42,776)
----------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities
----------------------------------------------------------------------------------------------------------------------------
    Proceeds from bank and other loans                                                               230,262           252,356
----------------------------------------------------------------------------------------------------------------------------
    Proceeds from bank and other loans of jointly controlled entities                                  1,450                 ?
----------------------------------------------------------------------------------------------------------------------------
    Repayments of bank and other loans                                                              (237,361)         (259,274)
----------------------------------------------------------------------------------------------------------------------------
    Distributions to minority interests                                                                 (360)             (455)
----------------------------------------------------------------------------------------------------------------------------
    Contributions from minority interests                                                                580               230
----------------------------------------------------------------------------------------------------------------------------
    Dividend paid                                                                                     (7,803)           (8,670)
----------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                                (13,232)          (15,813)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                                             (2,945)           (3,543)
----------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate                                                                            5                 7
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                                        18,161            21,697
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                              15,221            18,161
----------------------------------------------------------------------------------------------------------------------------


The notes on pages 133 to 158 form part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' FUNDS for the year ended 31 December 2003
(Amounts in millions except per share data)

The Group and the Company

                                                                                     Stat-
                                                                             Stat-   utory    Discret-
                                                                    Revalu-  utory   public   ionary   Other  Retained
                                         Share    Capital   Share   ation    surplus welfare  surplus  re-     earn-
                                        capital   reserve  premium  reserve  reserve  fund    reserve  serves  ings      Total
                                          RMB       RMB      RMB     RMB      RMB      RMB     RMB      RMB    RMB       RMB

Shareholders' funds at 1 January 2002,
  as previously reported                 86,702   (18,878)   18,072  33,025   3,017   3,017    --       --    22,714     147,669
--------------------------------------------------------------------------------------------------------------------------------
Adjusted for acquisition of the
  Acquired Group?                          --        --        --      --      --      --      --      9,034    --         9,034
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at 1 January
  2002, as adjusted                      86,702   (18,878)   18,072  33,025   3,017   3,017    --      9,034  22,714     156,703
--------------------------------------------------------------------------------------------------------------------------------
Final dividend for 2001 (Note 17)          --        --        --      --      --      --      --       --    (6,936)     (6,936)
--------------------------------------------------------------------------------------------------------------------------------
Interim dividend for 2002 (Note 17)        --        --        --      --      --      --      --       --    (1,734)     (1,734)
--------------------------------------------------------------------------------------------------------------------------------
Profit attributable to shareholders        --        --        --      --      --      --      --       --    16,315      16,315
--------------------------------------------------------------------------------------------------------------------------------
Appropriation (Note (a), (b) and (c))      --        --        --      --     1,412   1,412   7,000     --    (9,824)       --
--------------------------------------------------------------------------------------------------------------------------------
Revaluation surplus realised               --        --        --      (544)   --      --      --       --       544        --
--------------------------------------------------------------------------------------------------------------------------------
Elimination of surplus on land
  use rights (Note (e))                    --        --        --      (840)   --      --      --        246    --          (594)
--------------------------------------------------------------------------------------------------------------------------------
Realisation of deferred tax on
  land use rights (Note (e))               --        --        --      --      --      --      --         (5)      5        --
--------------------------------------------------------------------------------------------------------------------------------
Transfer from retained earnings
  to other reserves                        --        --        --      --      --      --      --        235    (235)       --
--------------------------------------------------------------------------------------------------------------------------------
Net assets contributed from
  Sinopec Group Company (Note (f))         --        --        --      --      --      --      --         69    --            69
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at 31 December 2002  86,702   (18,878)   18,072  31,641   4,429   4,429   7,000    9,579  20,849     163,823
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at 1 January 2003    86,702   (18,878)   18,072  31,641   4,429   4,429   7,000    9,579  20,849     163,823
--------------------------------------------------------------------------------------------------------------------------------
Final dividend for 2002 (Note 17)          --        --        --      --      --      --      --       --    (5,202)     (5,202)
--------------------------------------------------------------------------------------------------------------------------------
Interim dividend for 2003 (Note 17)        --        --        --      --      --      --      --       --    (2,601)     (2,601)
--------------------------------------------------------------------------------------------------------------------------------
Profit attributable to shareholders        --        --        --      --      --      --      --       --    21,593      21,593
--------------------------------------------------------------------------------------------------------------------------------
Appropriation (Note (a) and (b))           --        --        --      --     1,901   1,901    --       --    (3,802)       --
--------------------------------------------------------------------------------------------------------------------------------
Revaluation surplus realised               --        --        --    (1,316)   --      --      --       --     1,316        --
--------------------------------------------------------------------------------------------------------------------------------
Revaluation surplus of Refining Assets     --         (82)     --        16    --      --      --         82    --            16
--------------------------------------------------------------------------------------------------------------------------------
Deferred tax effect of surplus
  on land use rights (Note 27)             --        --        --      --      --      --      --         16    --            16
--------------------------------------------------------------------------------------------------------------------------------
Realisation of deferred tax on land
  use rights (Note (e))                    --        --        --      --      --      --      --         (5)      5        --
--------------------------------------------------------------------------------------------------------------------------------
Transfer from retained earnings
  to other reserves                        --        --        --      --      --      --      --        326    (326)       --
--------------------------------------------------------------------------------------------------------------------------------
Net assets distributed to Sinopec
  Group Company (Note (f))                 --        --        --      --      --      --      --     (6,094)   --        (6,094)
--------------------------------------------------------------------------------------------------------------------------------
Consideration for Acquisitions
  of Ethylene Assets
  and Refining Assets (Note 1)             --        --        --      --      --      --      --     (3,652)   --        (3,652)
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds at 31 December 2003  86,702   (18,960)   18,072  30,341   6,330   6,330   7,000      252  31,832     167,899
--------------------------------------------------------------------------------------------------------------------------------

Notes:

(a) According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

    Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the year ended 31 December 2003, the Company transferred RMB 1,901 million (2002: RMB 1,412 million), being 10% of the current year's net profit determined in accordance with the PRC Accounting Rules and Regulations, to this reserve.

(b) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

    Pursuant to the shareholders' approval at the Annual General Meeting on 10 June 2003, the Board of Directors was authorised to determine the amount of the transfer for the six-month period ended 30 June 2003. The directors authorised the transfer of RMB 977 million (2002: RMB 450 million), being 10% of the net profit for the six-month period ended 30 June 2003 determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

    The directors authorised the transfer of RMB 924 million (2002: RMB 962 million), subject to the shareholders' approval, being 10% of the net profit for the six-month period ended 31 December 2003 determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

(c) The directors authorised the transfer of RMB 7,000 million, which was approved by the shareholders at the Annual General Meeting on 10 June 2003, to the discretionary surplus reserve for the year ended 31 December 2002. The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(d) According to the Company's Articles of Association, the amount of retained profits available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. At 31 December 2003, the amount of retained profits available for distribution was RMB 19,732 million (2002: RMB 12,569 million), being the amount determined in accordance with the PRC Accounting Rules and Regulations. Final dividend of RMB 5,202 million (2002: RMB 5,202 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(e) Effective 1 January 2002, land use rights which are included in lease prepayments are carried at historical cost. Accordingly, the surplus on the revaluation of land use rights credited to revaluation reserve previously, net of minority interests, was eliminated during the year. The effect of this change did not have a material impact on the Group's financial condition and results of operations in the years prior to the change. As a result of the tax deductibility of the revaluation surplus, a deferred tax asset, net of minority interests, is created with a corresponding increase in other reserves.

(f) These represent net assets contributed from and distributed to Sinopec Group Company for no monetary consideration. The net assets distributed to Sinopec Group Company during the year ended 31 December 2003 primarily represent certain assets retained by Sinopec Group Company in connection with the acquisition of the Acquired Group. The transaction was recorded at historical cost and was reflected as changes in other reserves in the year the transaction occurred.

(g) The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation and (ii) the difference between the considerations paid over the amount of the net assets acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical.

(h) The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.


The notes on pages 133 to 158 form part of these financial statements.

FOR THE YEAR ENDED 31 DECEMBER 2003

1   PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

    Principal activities

    China Petroleum & Chemical Corporation (the "Company") is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the "Group"), engages in fully integrated oil and gas and chemical operations in the People's Republic of China (the "PRC"). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

    Organisation
    The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

    As part of the Reorganisation, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities that were to be transferred to the Company were segregated such that the operations and businesses were separately managed beginning 31 December 1999. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the "Predecessor Operations").

    Basis of presentation
    Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion (hereinafter referred to as the "Acquisition of Sinopec National Star").

    Pursuant to the resolution passed at the Directors' meeting on 28 October 2003, the Group acquired the equity interest of Sinopec Group Maoming Petrochemical Company ("Sinopec Maoming") from Sinopec Group Company, for a consideration of RMB 3.3 billion (hereinafter referred to as the "Acquisition of Ethylene Assets").

    Pursuant to the resolution passed at the Directors' meeting on 29 December 2003, the Group acquired the equity interest of Xi'an Petrochemical Main Factory ("Xi'an Petrochemical") and Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") from Sinopec Group Company, for considerations of RMB 221 million and RMB 135 million, respectively (hereinafter referred to as the "Acquisition of Refining Assets").

    As the Group, Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical are under the common control of Sinopec Group Company, the Acquisition of Sinopec National Star, Acquisition of Ethylene Assets and Acquisition of Refining Assets are considered as "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical have been accounted for at historical cost and the financial statements of the Group for periods prior to the combination have been restated to include the results of operations of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical on a combined basis. In connection with these acquistions, certain assets, primarily property, plant and equipment and construction in progress, were retained by Sinpec Group Company. The assets retained by Sinopec Group Company were reflected as a distribution in the shareholders' funds. The considerations for these acquisitions were treated as an equity transaction.

    The results of operations and the financial condition previously reported by the Group and Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical (collectively the "Acquired Group") and the combined amounts as at and for the year ended 31 December 2002 presented in the accompanying consolidated financial statements are summarised below.


                                                        The Group
                                                      without the      The Acquired
                                                   Acquired Group             Group          Combined
                                                     RMB millions      RMB millions      RMB millions
    Results of operation:
------------------------------------------------------------------------------------------------------
       Operating revenue                                  340,042             5,103       345,145
------------------------------------------------------------------------------------------------------
       Net income                                          16,080               235        16,315
------------------------------------------------------------------------------------------------------
       Basic earnings per share (RMB)                        0.19                --          0.19
------------------------------------------------------------------------------------------------------
    Financial condition:
------------------------------------------------------------------------------------------------------
       Current assets                                     101,884             2,098       103,982
------------------------------------------------------------------------------------------------------
       Total assets                                       375,881            13,462       389,343
------------------------------------------------------------------------------------------------------
       Current liabilities                                117,434             2,006       119,440
------------------------------------------------------------------------------------------------------
       Total liabilities                                  197,476             4,035       201,511
------------------------------------------------------------------------------------------------------
       Net assets                                         154,485             9,338       163,823
------------------------------------------------------------------------------------------------------

    For the years presented, all significant balances and transactions between the Group and the Acquired Group prior to the acquisitions have been eliminated.

    The accompanying financial statements have been prepared in accordance with IFRS promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

    The accompanying financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 18). The accounting policies described in Note 2 have been consistently applied by the Group. As described in note (e) to the consolidated statement of changes in shareholders' funds, land use rights are carried at cost effective 1 January 2002. The effect of this change resulted in a decrease in the revaluation reserve and an increase in other reserves relating to the recognition of the deferred tax asset as at 1 January 2002.

    The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2   PRINCIPAL ACCOUNTING POLICIES

    (a)   Basis of consolidation
          The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

          The results of subsidiaries are included in the consolidated income statement from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to profit from ordinary activities after taxation. All significant inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation.

          The particulars of the Group's principal subsidiaries are set out in
          Note 36.

    (b)   Translation of foreign currencies
          The functional and reporting currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date.

          Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the income statement.

    (c)   Cash and cash equivalents
          Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

    (d)   Trade accounts receivable
          Trade accounts receivable are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

    (e)   Inventories
          Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

          Spare parts and consumables are stated at cost less any provision for obsolescence.

    (f)   Property, plant and equipment
          An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note
          18), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the income statement in the period in which it is incurred.

          Gains or losses arising from the retirement or disposal of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

          Depreciation is provided to write off the cost/revalued amount of each asset, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

          Buildings                                           15 to 45 years
          Plant, machinery, equipment, oil depots and others   4 to 18 years
          Service stations                                          25 years

    (g)   Oil and gas properties
          The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

          Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

    (h)   Lease prepayments
          Lease prepayments represent land use rights paid to the PRC's land bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights.

    (i)   Construction in progress
          Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

          Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

          No depreciation is provided in respect of construction in progress.

    (j)   Interests in subsidiaries
          In the Company's stand-alone balance sheet, interests in subsidiaries are accounted for using the equity method.

    (k)   Investments
          Investments in unlisted equity securities are stated at cost less provision for impairment losses. A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

    (l)   Interests in associates
          An associate is a company, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

          Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases.

    (m)   Jointly controlled entities
          A jointly controlled entity is an entity over which the Group can exercise joint control with other ventures. Joint control is the contractually agreed sharing of control over an economic activity.

          The Group's interests in jointly controlled entities are accounted for on a proportionate consolidation basis. Under this method, the Group combines its proportionate share of the jointly controlled entity's turnover and expenses with each major turnover and expenses caption of the Group's income statement and combines its proportionate share of the jointly controlled entity's assets and liabilities with each major asset and liability caption of the Group's balance sheet.

          In the Company's balance sheet, interests in jointly controlled entities are accounted for using the equity method.

    (n)   Provisions
          A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

    (o)   Revenue recognition
          Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

          Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

          Gains arising from the issuance of shares by subsidiaries are recognised in the income statement. Further information is set out in Note 11.

    (p)   Borrowing costs
          Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

    (q)   Repairs and maintenance expenditure
          Repairs and maintenance expenditure, including cost of major overhaul, is expensed as incurred.

    (r)   Environmental expenditures
          Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

          Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

    (s)   Research and development costs
          Research and development costs are recognised as expenses in the period in which they are incurred.

    (t)   Operating leases
          Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (u)   Retirement benefits
          The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans. Further information is set out in Note 34.

    (v)   Impairment loss
          The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

          The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

    (w)   Income tax
          Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the income statement.

          The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

    (x)   Dividends
          Dividends are recognised as a liability in the period in which they are declared.

    (y)   Segmental reporting
          A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

3   TURNOVER
    Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4   OTHER OPERATING REVENUES


                                                                                                The Group
                                                                                             2003              2002
                                                                                     RMB millions      RMB millions

    Sale of materials, service and others                                                  18,420            15,683
--------------------------------------------------------------------------------------------------------------------
    Rental income                                                                             398               346
--------------------------------------------------------------------------------------------------------------------
                                                                                           18,818            16,029
--------------------------------------------------------------------------------------------------------------------



5   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
    The following items are included in selling, general and administrative expenses:


                                                                                                The Group
                                                                                             2003              2002
                                                                                     RMB millions      RMB millions

    Research and development costs                                                          2,111             1,520
--------------------------------------------------------------------------------------------------------------------
    Operating lease charges                                                                 3,586             3,195
--------------------------------------------------------------------------------------------------------------------
    Auditors' remuneration
--------------------------------------------------------------------------------------------------------------------
       - audit services                                                                        92                82
--------------------------------------------------------------------------------------------------------------------
       - other services                                                                         3                --
--------------------------------------------------------------------------------------------------------------------



6   PERSONNEL EXPENSES


                                                                                                The Group
                                                                                             2003              2002
                                                                                     RMB millions      RMB millions

    Wages and salaries                                                                     11,860            10,360
---------------------------------------------------------------------------------------------------------------------
    Staff welfare                                                                           1,543             1,434
    Contributions to retirement schemes                                                     1,791             1,656
---------------------------------------------------------------------------------------------------------------------
    Social security contributions                                                             988               967
---------------------------------------------------------------------------------------------------------------------
                                                                                           16,182            14,417
---------------------------------------------------------------------------------------------------------------------


7   EMPLOYEE REDUCTION EXPENSES
    In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 1,014 million during the year ended 31 December 2003 in respect of the voluntary termination totalling approximately 21,000 employees.

    During the year ended 31 December 2002, in connection with the assets swap agreement between the Company and Sinopec Group Company, the Company made payments of RMB 244 million relating to approximately 11,000 employees that were transferred to Sinopec Group Company.


8   TAXES OTHER THAN INCOME TAX


                                                                                                The Group
                                                                                             2003              2002
                                                                                     RMB millions      RMB millions

    Consumption tax                                                                         9,898             8,851
--------------------------------------------------------------------------------------------------------------------
    City construction tax                                                                   2,027             1,662
    Education surcharge                                                                       972               793
    Resources tax                                                                             434               499
    Business tax                                                                              160               151
--------------------------------------------------------------------------------------------------------------------
                                                                                           13,491            11,956
--------------------------------------------------------------------------------------------------------------------

    Consumption tax is levied on producers of gasoline and diesel based on a tariff rate applied to the volume of sales. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

9   OTHER OPERATING EXPENSES, NET


                                                                                                The Group
                                                                                             2003              2002
                                                                                     RMB millions      RMB millions

    Fines, penalties and compensations                                                        140                74
---------------------------------------------------------------------------------------------------------------------
    Donations                                                                                 134                68
---------------------------------------------------------------------------------------------------------------------
    Loss on disposal of property, plant and equipment, net                                  2,221               797
---------------------------------------------------------------------------------------------------------------------
    Impairment losses on long-lived assets (Note)                                             877                --
    Others                                                                                    514               219
---------------------------------------------------------------------------------------------------------------------
                                                                                            3,886             1,158
---------------------------------------------------------------------------------------------------------------------


    Note:

    In accordance with IAS 36, the carrying amounts of impaired oil and gas properties and long-lived assets are written down to a recoverable value.

    The factors resulting in the exploration and production ("E&P") segment impairment losses of RMB 310 million (2002: RMB nil) for the year ended 31 December 2003, were unsuccessful development drilling and high operating and development costs for certain oil fields. The carrying values of these E&P properties, were written down to a recoverable value which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

    Impairment losses recognised on long-lived assets of the refining and chemicals segments of RMB 114 million (2002: RMB nil) and RMB 453 million (2002: RMB nil) for the year ended 31 December 2003, primarily relate to write-downs of certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable values which were based on the asset held for use model using the present value of estimated future cash flows.


10  INTEREST EXPENSE


                                                                                                The Group
                                                                                             2003              2002
                                                                                     RMB millions      RMB millions

    Interest expense incurred                                                               4,675             5,109
---------------------------------------------------------------------------------------------------------------------
    Less: Interest expense capitalised*                                                      (947)             (933)
---------------------------------------------------------------------------------------------------------------------
    Interest expense                                                                        3,728             4,176
---------------------------------------------------------------------------------------------------------------------
    * Interest rates per annum at which borrowing costs were capitalised for
      construction in progress                                                        3.1% to 6.1%      3.1% to 6.2%
---------------------------------------------------------------------------------------------------------------------



11  GAIN FROM ISSUANCE OF SHARES BY A SUBSIDIARY
    The gain for the year ended 31 December 2003 represents the increase in the Company's share of net assets of a subsidiary after the sale of additional shares by the subsidiary.



                                                                                                           Percentage of
                                                                                      Amount of                ownership
                          Principal         Type of      No. of shares   Price per        gross     before        after
    Nature of company     activities        transactions        issued       share     proceeds   issuance     issuance    Gains
                                                                                            RMB                              RMB
                                                                               RMB     millions                         millions

    Sinopec Zhongyuan     Exploration and   Placement of    58,650,000        9.10          534      75.00%   70.85%        136
      Petroleum           production of     A shares
      Company Limited     crude oil and
                          natural gas
--------------------------------------------------------------------------------------------------------------------------------



12  TAXATION
    Taxation in the consolidated income statement represents:


                                                                                                The Group
                                                                                             2003              2002
                                                                                     RMB millions      RMB millions
    Provision for PRC income tax
---------------------------------------------------------------------------------------------------------------------
       - the Group                                                                         10,793             6,574
---------------------------------------------------------------------------------------------------------------------
       - associates                                                                           148                50
    Deferred taxation (Note 27)                                                              (396)            1,026
---------------------------------------------------------------------------------------------------------------------
                                                                                           10,545             7,650
---------------------------------------------------------------------------------------------------------------------

    A reconciliation of the expected tax with the actual tax expense is as follows:


                                                                                        The Group
                                                                                             2003              2002
                                                                                     RMB millions      RMB millions

    Profit from ordinary activities before taxation                                        34,081            25,085
---------------------------------------------------------------------------------------------------------------------
    Expected PRC income tax expense at a statutory tax rate of 33%                         11,247             8,278
    Non-deductible expenses                                                                   708               212
---------------------------------------------------------------------------------------------------------------------
    Non-taxable income                                                                       (432)             (594)
---------------------------------------------------------------------------------------------------------------------
    Differential tax rate on subsidiaries' income (Note)                                   (1,226)             (496)
    Tax losses not recognised for deferred tax                                                248               250
---------------------------------------------------------------------------------------------------------------------
                                                                                           10,545             7,650
---------------------------------------------------------------------------------------------------------------------


    Note:

    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.


13  DIRECTORS' AND SUPERVISORS' EMOLUMENTS
    Directors' and supervisors' emoluments are as follows:


                                                                                        2003              2002
                                                                                     RMB'000           RMB'000

    Fees                                                                                 165                64
------------------------------------------------------------------------------------------------------------------
    Salaries and other emoluments                                                      2,875             1,429
------------------------------------------------------------------------------------------------------------------
    Retirement scheme contributions                                                      178               128
------------------------------------------------------------------------------------------------------------------
                                                                                       3,218             1,621
------------------------------------------------------------------------------------------------------------------

    Included in the directors' and supervisors' emoluments were fees of RMB 165,000 (2002: RMB 64,000) paid to the independent non-executive directors and an independent supervisor during the year ended 31 December 2003.

    An analysis of directors' and supervisors' emoluments by number of directors and supervisors and emolument range is as follows:


                                                                                        2003              2002
                                                                                      Number            Number

    Nil to HK$ 1,000,000                                                                  25                20
----------------------------------------------------------------------------------------------------------------


14  SENIOR MANAGEMENT'S EMOLUMENTS
    Details of emoluments paid to the five highest paid individuals (none of them is a director or a supervisor) of the Group during the year are as follows:


                                                                                        2003              2002
                                                                                     RMB'000           RMB'000

    Salaries and other emoluments                                                      1,428             1,250
----------------------------------------------------------------------------------------------------------------
    Retirement scheme contributions                                                       89               121
----------------------------------------------------------------------------------------------------------------
                                                                                       1,517             1,371
----------------------------------------------------------------------------------------------------------------

    An analysis of emoluments paid to the five highest paid individuals by number of individuals and emolument range is as follows:


                                                                                        2003              2002
                                                                                      Number            Number

    Nil to HK$ 1,000,000                                                                   5                 5
----------------------------------------------------------------------------------------------------------------


15  PROFIT ATTRIBUTABLE TO SHAREHOLDERS
    The profit attributable to shareholders includes a profit of RMB 21,593 million (2002: RMB 16,315 million) which has been dealt with in the financial statements of the Company.


16  BASIC EARNINGS PER SHARE
    The calculation of basic earnings per share for the year ended 31 December 2003 is based on the profit attributable to shareholders of RMB 21,593 million (2002: RMB 16,315 million) and the weighted average number of shares of 86,702,439,000 (2002: 86,702,439,000) during the year.

    The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the years presented.

17  DIVIDENDS
    Dividends attributable for the year represent:



                                                                                             2003              2002
                                                                                     RMB millions      RMB millions

    Dividends declared and paid during the year of RMB 0.03 per share (2002:
        RMB 0.02 per share)                                                             2,601             1,734
---------------------------------------------------------------------------------------------------------------------
    Dividends proposed after the balance sheet date of RMB 0.06 per share
        (2002: RMB 0.06 per share)                                                      5,202             5,202
---------------------------------------------------------------------------------------------------------------------
                                                                                        7,803             6,936
---------------------------------------------------------------------------------------------------------------------


    Pursuant to the shareholders' approval at the Annual General Meeting on 10 June 2003, the Board of Directors was authorised to declare the interim dividends for the year ended 31 December 2003. According to the resolution passed at the Directors' meeting on 22 August 2003, an interim dividend of RMB 0.03 (2002: RMB 0.02) per share totalling RMB 2,601 million (2002: RMB 1,734 million) was declared.

    Pursuant to a resolution passed at the Directors' meeting on 26 March 2004, a final dividend in respect of the year ended 31 December 2003 of RMB 0.06 (2002: RMB 0.06) per share totalling RMB 5,202 million (2002: RMB 5,202 million) was proposed for shareholders' approval at the Annual General Meeting. Final dividend of RMB 5,202 million (2002: RMB 5,202 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

    Dividends attributable to the previous financial year, approved and paid during the year represent:



                                                                                             2003              2002
                                                                                     RMB millions      RMB millions

    Final dividends in respect of the previous financial year, approved and
      paid during the year of RMB 0.06 per share (2002: RMB 0.08 per share)                 5,202             6,936
---------------------------------------------------------------------------------------------------------------------

    Pursuant to the shareholders' approval at the Annual General Meeting on 10 June 2003, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2002 was declared and paid on 30 June 2003.

    Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2001 was declared and paid on 8 August 2002.

18  PROPERTY, PLANT AND EQUIPMENT

    The Group - by segment:


                                                                                                            Corporate
                                               Exploration and                Marketing and                      and
                                                    production      Refining  distribution    Chemicals        others        Total
                                                  RMB millions  RMB millions  RMB millions RMB millions  RMB millions RMB millions

    Cost/valuation:
---------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                      157,929        99,341       49,478       134,505         7,655       448,908
---------------------------------------------------------------------------------------------------------------------------------
    Additions                                        1,360           897        1,094         1,311            96         4,758
---------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress       19,459         6,326        5,219         5,702           390        37,096
---------------------------------------------------------------------------------------------------------------------------------
    Revaluations                                        --            16           --           (86)           --           (70)
---------------------------------------------------------------------------------------------------------------------------------
    Disposals                                         (786)       (2,285)      (1,309)       (4,980)         (163)       (9,523)
---------------------------------------------------------------------------------------------------------------------------------
    Less: Amount distributed to
          Sinopec Group Company in connection
          with the Acquisition of Ethylene Assets       --            --           --        (2,977)       (5,470)       (8,447)
---------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2003                    177,962       104,295       54,482       133,475         2,508       472,722
---------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
---------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                       75,546        45,443        8,476        66,769         3,085       199,319
---------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the year                 9,393         6,399        2,322         7,745           451        26,310
    Impairment losses for the year                     310           114           --           453            --           877
---------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                         (645)       (1,517)        (784)       (3,845)         (134)       (6,925)
    Less: Amount distributed to
          Sinopec Group Company in connection
          with the Acquisition of Ethylene Assets       --            --           --          (778)       (2,829)       (3,607)
---------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2003                     84,604        50,439       10,014        70,344           573       215,974
---------------------------------------------------------------------------------------------------------------------------------
    Net book value:
---------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                             93,358        53,856       44,468        63,131         1,935       256,748
---------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2002                             82,383        53,898       41,002        67,736         4,570       249,589
---------------------------------------------------------------------------------------------------------------------------------


    The Company - by segment:


                                                                                                            Corporate
                                               Exploration and                Marketing and                      and
                                                    production      Refining  distribution    Chemicals        others        Total
                                                  RMB millions  RMB millions  RMB millions RMB millions  RMB millions RMB millions

    Cost/valuation:
---------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                       53,102        69,348         48,367        43,992        5,208      220,017
---------------------------------------------------------------------------------------------------------------------------------
    Additions                                          710           184            891           331           64        2,180
---------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress        9,067         3,588          5,024         1,010          374       19,063
---------------------------------------------------------------------------------------------------------------------------------
    Revaluations                                        --            16             --           (86)          --          (70)
---------------------------------------------------------------------------------------------------------------------------------
    Disposals                                         (324)       (1,555)        (1,283)       (2,573)        (133)      (5,868)
---------------------------------------------------------------------------------------------------------------------------------
    Less: Amount distributed to
          Sinopec Group Company in connection
          with the Acquisition of Ethylene Assets       --            --             --        (2,977)      (3,986)      (6,963)
---------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2003                     62,555        71,581         52,999        39,697        1,527      228,359
---------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
---------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                       25,120        33,048          8,276        22,881        1,683       91,008
---------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the year                 3,570         4,162          2,140         2,209          303       12,384
---------------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the year                     310            63             --            --           --          373
---------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                         (268)       (1,102)          (776)       (1,843)        (101)      (4,090)
---------------------------------------------------------------------------------------------------------------------------------
    Less: Amount distributed to
          Sinopec Group Company in connection
          with the Acquisition of Ethylene Assets       --            --             --          (778)      (1,581)      (2,359)
---------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2003                     28,732        36,171          9,640        22,469          304       97,316
---------------------------------------------------------------------------------------------------------------------------------
    Net book value:
---------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                             33,823        35,410         43,359        17,228        1,223      131,043
---------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2002                             27,982        36,300         40,091        21,111        3,525      129,009
---------------------------------------------------------------------------------------------------------------------------------


    The Group - by asset class:


                                                                                       Oil depots,         Plant,
                                                                                     storage tanks     machinery,
                                                                     Oil and gas       and service      equipment
                                                     Buildings        properties          stations     and others         Total
                                                  RMB millions      RMB millions      RMB millions   RMB millions  RMB millions
    Cost/valuation:
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                           40,434      140,932          36,927           230,615           448,908
--------------------------------------------------------------------------------------------------------------------------------
    Additions                                              583          202             664             3,309             4,758
--------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress            1,465       17,912           5,830            11,889            37,096
--------------------------------------------------------------------------------------------------------------------------------
    Reclassification                                     1,420           --           3,722            (5,142)               --
--------------------------------------------------------------------------------------------------------------------------------
    Revaluations                                          (203)          --              --               133               (70)
--------------------------------------------------------------------------------------------------------------------------------
    Disposals                                             (933)        (412)           (806)           (7,372)           (9,523)
--------------------------------------------------------------------------------------------------------------------------------
    Less: Amount distributed to
          Sinopec Group Company in connection
          with the Acquisition of Ethylene Assets       (3,374)          --              --            (5,073)           (8,447)
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2003                         39,392      158,634          46,337           228,359           472,722
--------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:-
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                           16,097       69,633           6,382           107,207           199,319
--------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the year                     1,649        7,961           1,693            15,007            26,310
--------------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the year                           8          310              --               559               877
--------------------------------------------------------------------------------------------------------------------------------
    Reclassification                                       512           --           1,080            (1,592)               --
--------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                             (448)        (322)           (370)           (5,785)           (6,925)
--------------------------------------------------------------------------------------------------------------------------------
    Less: Amount distributed to
          Sinopec Group Company in connection
          with the Acquisition of Ethylene Assets         (941)          --              --            (2,666)           (3,607)
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2003                         16,877       77,582           8,785           112,730           215,974
--------------------------------------------------------------------------------------------------------------------------------
    Net book value:
--------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                                 22,515       81,052          37,552           115,629           256,748
--------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2002                                 24,337       71,299          30,545           123,408           249,589
--------------------------------------------------------------------------------------------------------------------------------



    The Company - by asset class:


                                                                                     Oil depots,         Plant,
                                                                                   storage tanks     machinery,
                                                                   Oil and gas       and service      equipment
                                                     Buildings      properties          stations     and others          Total
                                                  RMB millions    RMB millions      RMB millions   RMB millions   RMB millions
    Cost/valuation:
---------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                       22,759          45,972            35,796           115,490           220,017
---------------------------------------------------------------------------------------------------------------------------------
    Additions                                          238             202               661             1,079             2,180
---------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress          925           8,301             5,601             4,236            19,063
---------------------------------------------------------------------------------------------------------------------------------
    Reclassification                                 1,420              --             3,722            (5,142)               --
---------------------------------------------------------------------------------------------------------------------------------
    Revaluations                                      (203)             --                 --               133              (70)
---------------------------------------------------------------------------------------------------------------------------------
    Disposals                                         (640)           (187)             (806)           (4,235)           (5,868)
---------------------------------------------------------------------------------------------------------------------------------
    Less: Amount distributed to
          Sinopec Group Company in connection
          with the Acquisition of Ethylene Assets   (2,781)             --                 --            (4,182)          (6,963)
----------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2003                     21,718          54,288            44,974           107,379           228,359
---------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
---------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2003                        7,668          23,441             6,236            53,663            91,008
---------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the year                 1,033           3,107             1,572             6,672            12,384
---------------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the year                      --             310                 --                63              373
---------------------------------------------------------------------------------------------------------------------------------
    Reclassification                                   512              --             1,080            (1,592)               --
---------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                         (345)           (147)             (370)           (3,228)           (4,090)
---------------------------------------------------------------------------------------------------------------------------------
    Less: Amount distributed to
          Sinopec Group Company in connection
          with the Acquisition of Ethylene Assets     (615)             --                 --            (1,744)          (2,359)
---------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2003                      8,253          26,711             8,518            53,834            97,316
---------------------------------------------------------------------------------------------------------------------------------
    Net book value:
---------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                             13,465          27,577            36,456            53,545           131,043
---------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2002                             15,091          22,531            29,560            61,827           129,009
---------------------------------------------------------------------------------------------------------------------------------

    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group at 30 September 1999 were valued for each asset class by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation, independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment was determined at RMB 159,788 million. The surplus on revaluation of RMB 32,320 million, net of amounts allocated to minority interests, was incorporated in the financial statements of the Group at 31 December 1999.

    In connection with the Acquisition of Sinopec National Star, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000, by a firm of independent valuers and approved by the Ministry of Finance. The value of property, plant and equipment of Sinopec National Star pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 4,373 million, resulting in a surplus on revaluation of RMB 1,136 million, net of amounts allocated to minority interest.

    In connection with the Acquisition of Ethylene Assets, the property, plant and equipment of Sinopec Maoming were revalued at 30 June 2003, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of Sinopec Maoming pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 5,100 million, which approximated the net historical carrying value of the assets.

    In connection with the Acquisition of Refining Assets, the property, plant and equipment of the Refining Assets were revalued at 31 October 2003, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of the Refining Assets pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 461 million, which approximated the net historical carrying value of the assets.


19  CONSTRUCTION IN PROGRESS

    The Group:


                                                                                                            Corporate
                                               Exploration and                Marketing and                      and
                                                    production      Refining  distribution    Chemicals        others        Total
                                                  RMB millions  RMB millions  RMB millions RMB millions  RMB millions RMB millions

    Balance at 1 January 2003                          4,526         5,953        7,428         3,318         467        21,692
--------------------------------------------------------------------------------------------------------------------------------
    Additions                                         22,057         8,832        5,732         6,037         422        43,080
    Additions of jointly controlled entities           1,200            --           --         2,993          --         4,193
--------------------------------------------------------------------------------------------------------------------------------
    Less: Amount distributed to
          Sinopec Group Company in connection
          with the Acquisition of Ethylene Assets         --            --           --            (9)        (98)         (107)
--------------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                        (2,789)           --           --            --           --       (2,789)
--------------------------------------------------------------------------------------------------------------------------------
    Transferred to property, plant and equipment     (19,459)       (6,326)      (5,219)       (5,702)       (390)      (37,096)
--------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2003                        5,535         8,459        7,941         6,637         401        28,973
--------------------------------------------------------------------------------------------------------------------------------


    The Company:



                                                                                                            Corporate
                                               Exploration and                Marketing and                      and
                                                    production      Refining  distribution    Chemicals        others        Total
                                                  RMB millions  RMB millions  RMB millions RMB millions  RMB millions RMB millions


    Balance at 1 January 2003                          3,118         4,309        7,047           961          434        15,869
---------------------------------------------------------------------------------------------------------------------------------
    Additions                                         12,230         6,692        4,657         1,354          401        25,334
---------------------------------------------------------------------------------------------------------------------------------
    Less: Amount distributed to
          Sinopec Group Company in connection
          with the Acquisition of Ethylene Assets         --            --           --            (9)         (79)          (88)
---------------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                        (1,780)           --           --            --           --        (1,780)
---------------------------------------------------------------------------------------------------------------------------------
    Transferred to property, plant and equipment      (9,067)       (3,588)      (5,024)       (1,010)        (374)      (19,063)
---------------------------------------------------------------------------------------------------------------------------------
    Balance at 31 December 2003                        4,501         7,413        6,680         1,296          382        20,272
---------------------------------------------------------------------------------------------------------------------------------


20  INTERESTS IN SUBSIDIARIES


                                                                                               The Company
                                                                                             2003              2002
                                                                                     RMB millions      RMB millions

    Share of net assets                                                                    96,308            90,566
---------------------------------------------------------------------------------------------------------------------


    Details of the Company's principal subsidiaries at 31 December 2003 are set out in Note 36.


21  INVESTMENTS



                                                                    The Group                          The Company
                                                                 2003              2002              2003              2002
                                                         RMB millions      RMB millions      RMB millions      RMB millions

    Unlisted investments, at cost                               2,853             3,171               638               714
-----------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment losses                        (271)             (474)             (160)             (153)
-----------------------------------------------------------------------------------------------------------------------------
                                                                2,582             2,697               478               561
-----------------------------------------------------------------------------------------------------------------------------


    Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas activities and operations. The Group has no investments in marketable securities.

22  INTERESTS IN ASSOCIATES



                                                              The Group                          The Company
                                                                  2003              2002              2003              2002
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Share of net assets                                          8,081             8,049             5,946             5,434
-----------------------------------------------------------------------------------------------------------------------------

    The Group's investments in associates are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:


                                                                                       Percentage of
                                                                             Percentage  equity held
                                     Form of                                  of equity       by the
                                     business       Particulars of issued   held by the    Company's
    Name of company                  structure      and paid up capital         Company subsidiaries   Principal activities
                                                                                      %            %

    Shengli Oil Field Dynamic        Incorporated   364,027,608 ordinary          26.33            --  Exploration of crude oil
      Company Limited                               shares of RMB 1.00 each                            and distribution of
      ("Dynamic")*                                                                                     petrochemical products
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shandong Taishan         Incorporated   480,793,320 ordinary          38.68            --  Trading of petroleum
      Petroleum Company Limited                     shares of RMB 1.00 each                            products and decoration
      ("Taishan")*                                                                                     of service gas stations
--------------------------------------------------------------------------------------------------------------------------------
    Sinopec Finance                  Incorporated   Registered capital            32.00         8.22   Provision of non-banking
      Company Limited                               RMB 2,500,000,000                                  financial services
--------------------------------------------------------------------------------------------------------------------------------
    Shanghai Petroleum National      Incorporated   Registered capital            30.00            --  Exploration and production
      Gas Corporation                               RMB 900,000,000                                    of crude oil and natural
                                                                                                       gas
--------------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited         Incorporated   Registered capital            30.00        10.00   Manufacturing and
                                                    RMB 8,793,000,000                                  distribution of
                                                                                                       petrochemical products
--------------------------------------------------------------------------------------------------------------------------------
    Shanghai Chemical                Incorporated   Registered capital                --        38.26  Planning, development and
      Industry Park Development                     RMB 2,372,439,000                                  operation of the Chemical
      Company Limited                                                                                  Industry Park in Shanghai,
                                                                                                       the PRC
--------------------------------------------------------------------------------------------------------------------------------
    China Shipping & Sinopec         Incorporated   Registered capital                --        50.00  Transportation of
      Suppliers Company Limited                     RMB 876,660,000                                    petroleum products
--------------------------------------------------------------------------------------------------------------------------------

    * Shares of Dynamic and Taishan are listed on the Shenzhen Stock Exchange. Shares held by the Company are domestic state-owned A shares which are not admitted for trading in any stock exchange in the PRC. The market value of the Company's investments in Dynamic and Taishan based on the quoted market price are RMB 783 million (2002: RMB 625 million) and RMB 1,971 million (2002: RMB 1,764 million) respectively at 31 December 2003.


23  INTERESTS IN JOINTLY CONTROLLED ENTITIES


                                                                                              The Company
                                                                                             2003              2002
                                                                                     RMB millions      RMB millions

    Share of net assets                                                                     1,043               375
---------------------------------------------------------------------------------------------------------------------


    The Group's principal interests in jointly controlled entities are as follows:



                                                                                       Percentage of
                                                                             Percentage  equity held
                                     Form of                                  of equity       by the
                                     business       Particulars of issued   held by the    Company's
    Name of company                  structure      and paid up capital         Company subsidiaries   Principal activities
                                                                                      %            %


    Shanghai Secco Petrochemical     Incorporated   Registered capital            30.00        20.00   Manufacturing and
      Company Limited                               USD 901,440,964                                    distribution of
                                                                                                       petrochemical products
-------------------------------------------------------------------------------------------------------------------------------
    Yueyang Sinopec and Shell Coal   Incorporated   Registered capital            50.00           --   Manufacturing and
      Gasification Company Limited                  USD 45,588,700                                     distribution of
                                                                                                       industrial gas
-------------------------------------------------------------------------------------------------------------------------------
    Block A Oil Field in the Western Unincorporated       --                         --        43.00   Exploration and
      Area Chengda in Bohai Bay                                                                        production of crude
                                                                                                       oil and natural gas
-------------------------------------------------------------------------------------------------------------------------------


    The Group's proportionate share of the jointly controlled entities' current and non-current assets, current and non-current liabilities, and turnover and expenses is not material to the Group's financial condition or results of operations for all years presented.

24  TRADE ACCOUNTS AND BILLS RECEIVABLES


                                                                    The Group                          The Company
                                                                 2003              2002              2003              2002
                                                         RMB millions      RMB millions      RMB millions      RMB millions

    Third parties                                               9,344            10,987             4,813             5,962
----------------------------------------------------------------------------------------------------------------------------
    Subsidiaries                                                    -                 -             2,920             4,521
----------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries               3,044             2,575             1,623             1,457
----------------------------------------------------------------------------------------------------------------------------
    Associates                                                     81                65                23                 8
----------------------------------------------------------------------------------------------------------------------------
                                                               12,469            13,627             9,379            11,948
----------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                      (3,185)           (2,827)           (2,299)           (1,980)
----------------------------------------------------------------------------------------------------------------------------
                                                                9,284            10,800             7,080             9,968
----------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                            5,953             5,053             1,282             1,922
----------------------------------------------------------------------------------------------------------------------------
                                                               15,237            15,853             8,362            11,890
----------------------------------------------------------------------------------------------------------------------------

    The ageing analyses of trade accounts and bills receivables (net of allowance for doubtful accounts) are as follows:


                                                                      The Group                          The Company
                                                                  2003              2002              2003              2002
                                                          RMB millions      RMB millions      RMB millions      RMB millions


    Within one year                                             14,118            14,374             7,733            11,077
------------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                      461               544               216               244
------------------------------------------------------------------------------------------------------------------------------
    Between two and three years                                    251               290               170               170
------------------------------------------------------------------------------------------------------------------------------
    Over three years                                               407               645               243               399
------------------------------------------------------------------------------------------------------------------------------
                                                                15,237            15,853             8,362            11,890
------------------------------------------------------------------------------------------------------------------------------


    Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.


25  INVENTORIES


                                                                          The Group                          The Company
                                                                       2003              2002              2003           2002
                                                               RMB millions      RMB millions      RMB millions   RMB millions

    Crude oil and other raw materials                                23,541            21,443            10,200         10,533
-------------------------------------------------------------------------------------------------------------------------------
    Work in progress                                                  6,805             6,321             3,308          3,456
-------------------------------------------------------------------------------------------------------------------------------
    Finished goods                                                   12,268            15,315             8,741         10,391
-------------------------------------------------------------------------------------------------------------------------------
    Spare parts and consumables                                       4,017             4,481             1,033          1,612
-------------------------------------------------------------------------------------------------------------------------------
                                                                     46,631            47,560            23,282         25,992
-------------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for diminution in value of inventories             (519)             (486)             (226)          (224)
-------------------------------------------------------------------------------------------------------------------------------
                                                                     46,112            47,074            23,056         25,768
-------------------------------------------------------------------------------------------------------------------------------


    At 31 December 2003, the carrying amount of the Group's and the Company's inventories carried at net realisable value amounted to RMB 1,551 million and 878 million (2002: RMB 1,624 million and 966 million), respectively.

    The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 338,440 million for the year ended 31 December 2003 (2002: RMB 262,273 million).


26  PREPAID EXPENSES AND OTHER CURRENT ASSETS


                                                                               The Group                      The Company
                                                                            2003          2002              2003           2002
                                                                    RMB millions  RMB millions      RMB millions   RMB millions


    Advances to third parties                                              2,726       3,500             1,342        1,868
-------------------------------------------------------------------------------------------------------------------------------
    Amounts due from Sinopec Group Company and fellow subsidiaries         9,357      11,743             8,424       10,086
-------------------------------------------------------------------------------------------------------------------------------
    Amounts due from subsidiaries                                              -           -            13,669       10,419
-------------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                      1,679       1,742             1,037          885
-------------------------------------------------------------------------------------------------------------------------------
    Purchase deposits                                                      2,451       1,773             1,324        1,239
-------------------------------------------------------------------------------------------------------------------------------
    Prepayments in connection with construction work and
      equipment purchases                                                  2,675       1,233             2,475        1,125
-------------------------------------------------------------------------------------------------------------------------------
    Prepaid value-added tax and customs duty                               1,355       1,545               506          783
-------------------------------------------------------------------------------------------------------------------------------
    Amounts due from associates                                              331         345               331          310
-------------------------------------------------------------------------------------------------------------------------------
                                                                          20,574      21,881            29,108       26,715
-------------------------------------------------------------------------------------------------------------------------------

27  DEFERRED TAX ASSETS AND LIABILITIES
    Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

    The Group


                                                            Assets                    Liabilities             Net balance
                                                          2003         2002           2003         2002         2003         2002
                                                  RMB millions RMB millions   RMB millions RMB millions RMB millions RMB millions

    Current
---------------------------------------------------------------------------------------------------------------------------------

   Provisions, primarily for receivables
       and inventories                                  1,446          275           --          --          1,446          275
---------------------------------------------------------------------------------------------------------------------------------
    Non-current
---------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                         272           47         (981)       (627)          (709)        (580)
---------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                               --           --       (3,618)     (2,958)        (3,618)      (2,958)
---------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward, net of
      valuation allowance                                  --           30           --          --             --           30
---------------------------------------------------------------------------------------------------------------------------------
    Land use rights (Note)                                373          364           --          --            373          364
---------------------------------------------------------------------------------------------------------------------------------
    Others                                                 53           16           --         (14)            53            2
---------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                   2,144          732       (4,599)     (3,599)        (2,455)      (2,867)
---------------------------------------------------------------------------------------------------------------------------------

    The Company


                                                            Assets                    Liabilities             Net balance
                                                          2003         2002           2003         2002         2003         2002
                                                  RMB millions RMB millions   RMB millions RMB millions RMB millions RMB millions

    Current
---------------------------------------------------------------------------------------------------------------------------------

    Provisions, primarily for receivables
       and inventories                           1,249            57             --            --          1,249            57
---------------------------------------------------------------------------------------------------------------------------------
    Non-current
---------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                  226            36           (439)         (240)          (213)         (204)
---------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                        --            --           (986)         (799)          (986)         (799)
---------------------------------------------------------------------------------------------------------------------------------
    Land use rights (Note)                          16            --             --            --             16            --
---------------------------------------------------------------------------------------------------------------------------------
    Others                                          35            15             --            (3)            35            12
---------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)            1,526           108         (1,425)       (1,042)           101          (934)
---------------------------------------------------------------------------------------------------------------------------------


    A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realised through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realisability of the deferred tax assets. The Group has reviewed its deferred tax assets at the balance sheet date. Based on this review, valuation allowances of RMB 248 million (2002: RMB 250 million) were provided for the year ended 31 December 2003. The Group determined the valuation allowance based on management's assessment of the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is more likely than not that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided to reduce the deferred tax asset to the amount that is more likely than not to be realised.

    Movements in the deferred tax assets and liabilities are as follows:

    The Group



                                                                                                   Recognised in
                                                                      Balance at   Recognised in    consolidated      Balance at
                                                                       1 January           other          income     31 December
                                                                            2002        reserves       statement            2002
                                                                    RMB millions    RMB millions    RMB millions    RMB millions
    Current
--------------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables and inventories                    432          --              (157)           275
--------------------------------------------------------------------------------------------------------------------------------
    Non-current
--------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                           (753)         --               173           (580)
--------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                                              (2,185)         --              (773)        (2,958)
--------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward, net of valuation allowance          173          --              (143)            30
--------------------------------------------------------------------------------------------------------------------------------
    Land use rights (Note)                                                    --         371                (7)           364
--------------------------------------------------------------------------------------------------------------------------------
    Others                                                                   121          --              (119)             2
--------------------------------------------------------------------------------------------------------------------------------
    Net deferred tax liabilities                                          (2,212)        371            (1,026)        (2,867)
--------------------------------------------------------------------------------------------------------------------------------

    The Group


                                                                                                   Recognised in
                                                                      Balance at   Recognised in    consolidated      Balance at
                                                                       1 January           other          income     31 December
                                                                            2002        reserves       statement            2002
                                                                    RMB millions    RMB millions    RMB millions    RMB millions

    Current
--------------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables and inventories                    275           --           1,171         1,446
--------------------------------------------------------------------------------------------------------------------------------
    Non-current
--------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                           (580)          --            (129)         (709)
--------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                                              (2,958)          --            (660)       (3,618)
--------------------------------------------------------------------------------------------------------------------------------
    Tax value of losses carried forward, net of valuation allowance           30           --             (30)           --
-------------------------------------------------------------------------------------------------------------------------------
    Land use rights (Note)                                                   364           16              (7)          373
-------------------------------------------------------------------------------------------------------------------------------
    Others                                                                     2           --              51            53
-------------------------------------------------------------------------------------------------------------------------------
    Net deferred tax liabilities                                          (2,867)          16             396        (2,455)
-------------------------------------------------------------------------------------------------------------------------------

    The Company



                                                                        Balance at     Recognised in        Balance at
                                                                         1 January            income       31 December
                                                                              2002         statement              2002
                                                                      RMB millions      RMB millions      RMB millions
    Current
------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables and inventories                      281              (224)               57
------------------------------------------------------------------------------------------------------------------------
    Non-current
------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                             (116)              (88)             (204)
------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                                                  (554)             (245)             (799)
------------------------------------------------------------------------------------------------------------------------
    Others                                                                      53               (41)               12
------------------------------------------------------------------------------------------------------------------------
    Net deferred tax liabilities                                              (336)             (598)             (934)
------------------------------------------------------------------------------------------------------------------------



    The Company



                                                                                                       Recognised in
                                                               Balance at     Recognised in      consolidated        Balance at
                                                                1 January             other            income       31 December
                                                                     2003          reserves         statement              2003
                                                             RMB millions      RMB millions      RMB millions      RMB millions

    Current
--------------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables and inventories              57                 -             1,192             1,249
--------------------------------------------------------------------------------------------------------------------------------
    Non-current
--------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                    (204)                -                (9)             (213)
--------------------------------------------------------------------------------------------------------------------------------
    Accelerated depreciation                                         (799)                -              (187)             (986)
--------------------------------------------------------------------------------------------------------------------------------
    Land use rights (Note)                                              -                16                 -                16
--------------------------------------------------------------------------------------------------------------------------------
    Others                                                             12                 -                23                35
--------------------------------------------------------------------------------------------------------------------------------
    Net deferred tax assets/(liabilities)                            (934)               16             1,019               101
--------------------------------------------------------------------------------------------------------------------------------

    Note:

    As described in note (e) to the consolidated statements of changes in shareholders' funds, land use rights are carried at cost effective 1 January 2002. The effect of this change resulted in a decrease in the revaluation reserve and an increase in other reserves relating to the recognition of the deferred tax asset of RMB 371 million as at 1 January 2002. During the year ended 31 December 2003, in connection with the acquisition of the Acquired Group, the land use rights of the Acquired Group were revalued resulting in a surplus of RMB 66 million as required by the relevant PRC rules and regulations but were not revalued for financial reporting purposes and, accordingly, deferred tax assets of RMB 16 million were created with corresponding increase in other reserves.


28 SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
    Short-term debts represent:


                                                                            The Group                         The Company
                                                                         2003              2002             2003            2002
                                                                 RMB millions      RMB millions     RMB millions    RMB millions

    Third parties' debts
--------------------------------------------------------------------------------------------------------------------------------
    Short-term bank loans                                              16,979         22,954            7,466          12,629
--------------------------------------------------------------------------------------------------------------------------------
    Short-term other loans                                                 29             19               25              15
--------------------------------------------------------------------------------------------------------------------------------
                                                                       17,008         22,973            7,491          12,644
--------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term bank loans                             6,523          8,636            4,343           6,237
--------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term other loans                              127            300               60             122
--------------------------------------------------------------------------------------------------------------------------------
    Current portion of convertible bonds                                1,500             --               --              --
--------------------------------------------------------------------------------------------------------------------------------
                                                                        8,150          8,936            4,403           6,359
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                       25,158         31,909           11,894          19,003
--------------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries
--------------------------------------------------------------------------------------------------------------------------------
    Short-term loans                                                    3,896          3,521            2,296           2,299
--------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term loans                                     25            153               25             153
--------------------------------------------------------------------------------------------------------------------------------
                                                                        3,921          3,674            2,321           2,452
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                                       29,079         35,583           14,215          21,455
--------------------------------------------------------------------------------------------------------------------------------



    The Group's and the Company's weighted average interest rate on short-term loans were 3.2% (2002: 4.3%) and 3.1% (2002: 4.2%)
    respectively.

28 SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued) Long-term debts comprise:


                                                                       The Group                          The Company
                                    Interest rate and                 2003              2002              2003              2002
                                    final maturity            RMB millions      RMB millions      RMB millions      RMB millions

    Third parties' debts
--------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans
--------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging
                                   from interest
                                   free to 6.2% per annum
                                   at 31 December 2003
                                   with maturities through
                                   2013                          38,863            37,084            29,577            26,113
-------------------------------------------------------------------------------------------------------------------------------
    Japanese Yen denominated       Interest rates ranging
                                   from 1.0% to 8.1% per
                                   annum at 31 December 2003
                                   with maturities through 2024   2,909             3,078             2,866             2,985
-------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging
                                   from interest free to
                                   7.4% per annum at
                                   31 December 2003
                                   with maturities through 2031   4,340             5,850             2,676             2,879
-------------------------------------------------------------------------------------------------------------------------------
    Hong Kong Dollar denominated   Floating rate at Hong Kong
                                   Prime Rate plus 0.3% per
                                   annum at 31 December 2003
                                   with maturities through 2006       7                10                --                --
-------------------------------------------------------------------------------------------------------------------------------
    Euro denominated               Interest rates ranging from
                                   6.0% to 7.9% per annum
                                   at 31 December 2002
                                   with maturities through
                                   2006. Paid off as at
                                   31 December 2003                  --               162                --               155
-------------------------------------------------------------------------------------------------------------------------------
                                                                 46,119            46,184            35,119            32,132
-------------------------------------------------------------------------------------------------------------------------------
    Long-term other loans
-------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging
                                   from interest free to
                                   5.0% per annum at
                                   31 December 2003
                                   with maturities
                                   through 2008                     359               277               182                61
-------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging
                                   from interest free to
                                   3.2% per annum at
                                   31 December 2003
                                   with maturities through 2015     151               438               118               398
-------------------------------------------------------------------------------------------------------------------------------
    Euro denominated               Interest rates ranging
                                   from 1.8% to 8.1% per
                                   annum at 31 December 2003
                                   with maturities through 2025      21                16                21                16
-------------------------------------------------------------------------------------------------------------------------------
                                                                    531               731               321               475
-------------------------------------------------------------------------------------------------------------------------------
    Convertible bonds
-------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rate at 2.5%
                                   per annum at 31 December
                                   2003 (a)                       1,500             1,500                --                --
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                                 48,150            48,415            35,440            32,607
-------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans of jointly controlled entities
-------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Floating rate at 90%
                                   of PBOC's base lending
                                   rate per annum
                                   at 31 December 2003
                                   with maturities
                                   through 2021                     705                --                --                --
-------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Floating rate at London
                                   Interbank Offer Rate
                                   plus 0.7% per annum at
                                   31 December 2003
                                   with maturities through 2013     745                --                --                --
-------------------------------------------------------------------------------------------------------------------------------
                                                                  1,450                --                --                --
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
    Total third parties' long-term debts                         49,600            48,415            35,440            32,607
-------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                        (8,150)           (8,936)           (4,403)           (6,359)
-------------------------------------------------------------------------------------------------------------------------------
                                                                 41,450            39,479            31,037            26,248
-------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company
    and fellow subsidiaries
-------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest free with
                                   maturity in 2020              35,561            35,561            35,561            35,561
-------------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rate at 5.0%
                                   per annum at 31
                                   December 2003 with
                                   maturities through 2005        2,223             2,272             2,138             2,187
-------------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging
                                   from London Interbank
                                   Offer Rate plus 1.4% per
                                   annum at 31 December 2003
                                   with maturities through 2005      12                23                12                21
-------------------------------------------------------------------------------------------------------------------------------
                                                                 37,796            37,856            37,711            37,769
-------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                           (25)             (153)              (25)             (153)
-------------------------------------------------------------------------------------------------------------------------------
                                                                  37,771            37,703            37,686            37,616
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                                  79,221            77,182            68,723            63,864
-------------------------------------------------------------------------------------------------------------------------------

28 SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

     (a) Convertible bonds amounting to RMB 1,500 million were issued by a subsidiary on 28 July 1999. The bonds are convertible upon an initial public offering into ordinary shares of the subsidiary at the option of the holders during the period from 28 July 2000 to 27 July 2004. Pursuant to the subsidiary's shareholders' approval at the Annual General Meeting held on 23 March 2004, the subsidiary decided not to undergo an initial public offering.

          Third parties' loans of RMB 103 million of the Group at 31 December 2003 (2002: RMB 85 million) were secured by certain of the Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 519 million at 31 December 2003 (2002: RMB 146 million).

          Third parties' loans of RMB 9 million of the Company at 31 December 2003 (2002: RMB 23 million) were secured by certain of the Company's property, plant and equipment. The net book value of property, plant and equipment of the Company pledged as security amounted to RMB 14 million at 31 December 2003 (2002: RMB 20 million).

          The aggregate maturities of long-term debts and loans from Sinopec Group Company and fellow subsidiaries are as follows:


                                                                  The Group                          The Company
                                                               2003              2002              2003              2002
                                                       RMB millions      RMB millions      RMB millions      RMB millions


       Within one year                                        8,175             9,089             4,428             6,552
---------------------------------------------------------------------------------------------------------------------------
       Between one and two years                             13,145             9,484             9,346             4,643
---------------------------------------------------------------------------------------------------------------------------
       Between two and five years                            26,591            26,731            21,526            18,625
---------------------------------------------------------------------------------------------------------------------------
       After five years                                      39,485            40,967            37,851            40,556
---------------------------------------------------------------------------------------------------------------------------
                                                             87,396            86,271            73,151            70,376
---------------------------------------------------------------------------------------------------------------------------


29  TRADE ACCOUNTS AND BILLS PAYABLES



                                                                 The Group                          The Company
                                                              2003              2002              2003              2002
                                                      RMB millions      RMB millions      RMB millions      RMB millions


    Third parties                                           21,676            17,395             3,663             6,635
-------------------------------------------------------------------------------------------------------------------------
    Subsidiaries                                                --                --            13,789            11,120
-------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries              984             2,082               621               733
-------------------------------------------------------------------------------------------------------------------------
    Associates                                                  44                --                44                --
-------------------------------------------------------------------------------------------------------------------------
                                                            22,704            19,477            18,117            18,488
-------------------------------------------------------------------------------------------------------------------------
    Bills payable                                           23,958            30,239            18,006            23,070
-------------------------------------------------------------------------------------------------------------------------
                                                            46,662            49,716            36,123            41,558
--------------------------------------------------------------------------------------------------------------------------


    Amounts due to Sinopec Group Company and fellow subsidiaries are repayable in accordance with normal commercial terms.

    The ageing analyses of trade accounts and bills payables are as follows:


                                                                 The Group                          The Company
                                                              2003              2002              2003              2002
                                                      RMB millions      RMB millions      RMB millions      RMB millions

    Due within 1 month or on demand                         20,616            13,708            17,737            16,573
--------------------------------------------------------------------------------------------------------------------------
    Due after 1 month but within 6 months                   25,792            34,968            17,931            24,242
--------------------------------------------------------------------------------------------------------------------------
    Due after 6 months                                         254             1,040               455               743
--------------------------------------------------------------------------------------------------------------------------
                                                            46,662            49,716            36,123            41,558
--------------------------------------------------------------------------------------------------------------------------


30  ACCRUED EXPENSES AND OTHER PAYABLES



                                                                  The Group                          The Company
                                                               2003              2002              2003              2002
                                                       RMB millions      RMB millions      RMB millions      RMB millions

    Amounts due to Sinopec Group Company
      and fellow subsidiaries                                15,054            10,239             8,494             5,832
--------------------------------------------------------------------------------------------------------------------------
    Amounts due to subsidiaries                                   -                 -            10,157             4,662
--------------------------------------------------------------------------------------------------------------------------
    Accrued expenditure                                      12,204             9,475             5,686             4,783
--------------------------------------------------------------------------------------------------------------------------
    Taxes other than income tax                               4,122             2,219             1,977               639
--------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                       5,369             3,665             3,567             2,037
--------------------------------------------------------------------------------------------------------------------------
    Advances from third parties                                 979             1,441               864             1,421
--------------------------------------------------------------------------------------------------------------------------
    Others                                                    4,459             4,322             3,150             3,190
--------------------------------------------------------------------------------------------------------------------------
                                                             42,187            31,361            33,895            22,564
--------------------------------------------------------------------------------------------------------------------------

31  SHARE CAPITAL


                                                                          The Group and the Company
                                                                               2003              2002
                                                                       RMB millions      RMB millions

    Registered, issued and fully paid
-------------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each            67,122            67,122
-------------------------------------------------------------------------------------------------------
    16,780,488,000 overseas listed H shares of RMB 1.00 each                 16,780            16,780
-------------------------------------------------------------------------------------------------------
    2,800,000,000 domestic listed A shares of RMB 1.00 each                   2,800             2,800
-------------------------------------------------------------------------------------------------------
                                                                             86,702            86,702
-------------------------------------------------------------------------------------------------------

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

    Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of
    88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

    In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

    In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

    All A shares and H shares rank pari passu in all material aspects.

32  COMMITMENTS AND CONTINGENT LIABILITIES

    Operating lease commitments
    The Group leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 31 December 2003 and 2002, the future minimum lease payments under operating leases are as follows:



                                                     The Group                          The Company
                                                  2003              2002              2003              2002
                                          RMB millions      RMB millions      RMB millions      RMB millions

    Within one year                              3,276             2,726             3,175             2,629
--------------------------------------------------------------------------------------------------------------
    Between one and two years                    3,229             2,666             3,133             2,585
--------------------------------------------------------------------------------------------------------------
    Between two and three years                  3,200             2,647             3,114             2,568
--------------------------------------------------------------------------------------------------------------
    Between three and four years                 3,175             2,635             3,095             2,557
--------------------------------------------------------------------------------------------------------------
    Between four and five years                  3,162             2,609             3,087             2,531
--------------------------------------------------------------------------------------------------------------
    Thereafter                                  99,619            83,718            98,253            82,231
--------------------------------------------------------------------------------------------------------------
                                               115,661            97,001           113,857            95,101
--------------------------------------------------------------------------------------------------------------

    Capital commitments

    At 31 December 2003 and 2002, the Group and the Company had capital commitments as follows:

                                                     2003              2002
                                             RMB millions      RMB millions
    The Group
    -------------------------------------------------------------------------
    Authorised and contracted for                  48,107            24,783
    Authorised but not contracted for              47,716            39,342
    -------------------------------------------------------------------------
                                                   95,823            64,125
    -------------------------------------------------------------------------
    Jointly controlled entities
    -------------------------------------------------------------------------
    Authorised and contracted for                   6,923             5,481
    Authorised but not contracted for               3,432             6,027
    -------------------------------------------------------------------------
                                                   10,355            11,508
    -------------------------------------------------------------------------
    The Company
    -------------------------------------------------------------------------
    Authorised and contracted for                  32,210            15,237
    Authorised but not contracted for              36,029            31,469
    -------------------------------------------------------------------------
                                                   68,239            46,706
    -------------------------------------------------------------------------

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interests in associates.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of production licenses issued to the Group is 55 years as a special dispensation was given to the Group by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 97 million for the year ended 31 December 2003 (2002: RMB 65 million).


    Estimated future annual payments are as follows:


                                                  The Group                          The Company
                                               2003              2002              2003              2002
                                       RMB millions      RMB millions      RMB millions      RMB millions
    Within one year                              87                55                69                37
    -------------------------------------------------------------------------------------------------------
    Between one and two years                   117                76                88                45
    -------------------------------------------------------------------------------------------------------
    Between two and three years                  87                66                54                35
    -------------------------------------------------------------------------------------------------------
    Between three and four years                 72                63                42                28
    -------------------------------------------------------------------------------------------------------
    Between four and five years                  65                43                52                12
    -------------------------------------------------------------------------------------------------------
    Thereafter                                  361               263               212               109
    -------------------------------------------------------------------------------------------------------
    Total payments                              789               566               517               266
    -------------------------------------------------------------------------------------------------------

    Contingent liabilities

    (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b) At 31 December 2003 and 2002, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

                                                                 The Group                          The Company
                                                              2003              2002              2003              2002
                                                      RMB millions      RMB millions      RMB millions      RMB millions

       Subsidiaries                                             --                --               173                --
       ----------------------------------------------------------------------------------------------------------------------
       Associates and jointly controlled entities            4,955             7,492            12,084             7,017
       ----------------------------------------------------------------------------------------------------------------------
       Third parties                                            --                88                --                58
       ----------------------------------------------------------------------------------------------------------------------
                                                             4,955             7,580            12,257             7,075
       ----------------------------------------------------------------------------------------------------------------------

       The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 31 December 2003 and 2002, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company's obligation under these guarantee arrangements.

32  COMMITMENTS AND CONTINGENT LIABILITIES

    Environmental contingencies
    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 245 million for the year ended 31 December 2003 (2002: RMB 287 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

33  RELATED PARTY TRANSACTIONS
    Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

    The Group is part of a larger group of companies under Sinopec Group Company and has significant transactions and relationships with the Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Sinopec Group Company itself is owned by the PRC government. There are also many other enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"). Under IFRS, state-owned enterprises, other than Sinopec Group Company and fellow subsidiaries, are not considered related parties. Related parties refer to enterprises over which Sinopec Group Company is able to exercise significant influence.

    The Group conducts business with state-owned enterprises. Furthermore, the PRC government itself represents a significant customer of the Group both directly through its numerous authorities and indirectly through its numerous affiliates and other organisations. Sales of certain products to PRC government authorities and affiliates and other state-owned enterprises may be at regulated prices, which differ from market prices. The Group considers that these sales are activities in the ordinary course of business in the PRC and has not disclosed such sales as related party transactions.

    The principal related party transactions with Sinopec Group Company, which were carried out in the ordinary course of business, are as follows:


                                                           Note                           2003              2002
                                                                                  RMB millions      RMB millions
    Sales of goods                                          (i)                         38,291            32,635
    --------------------------------------------------------------------------------------------------------------
    Purchases                                              (ii)                         34,359            26,073
    --------------------------------------------------------------------------------------------------------------
    Transportation and storage                             (iii)                         1,568             1,265
    --------------------------------------------------------------------------------------------------------------
    Exploration and development services                   (iv)                         13,699            10,310
    --------------------------------------------------------------------------------------------------------------
    Production related services                             (v)                          8,532             7,104
    --------------------------------------------------------------------------------------------------------------
    Ancillary and social services                          (vi)                          1,821             1,902
    --------------------------------------------------------------------------------------------------------------
    Operating lease charges                                (vii)                         2,986             2,588
    --------------------------------------------------------------------------------------------------------------
    Agency commission income                              (viii)                            41                37
    --------------------------------------------------------------------------------------------------------------
    Intellectual property license fee paid                 (ix)                             10                10
    --------------------------------------------------------------------------------------------------------------
    Interest received                                       (x)                            111               117
    --------------------------------------------------------------------------------------------------------------
    Interest paid                                          (xi)                            583               636
    --------------------------------------------------------------------------------------------------------------
    Net deposits withdrawn from related parties            (xii)                         1,541             1,757
    --------------------------------------------------------------------------------------------------------------
    Net loans obtained from related parties               (xiii)                           315             1,390
    --------------------------------------------------------------------------------------------------------------

    The amounts set out in the table above in respect of the years ended 31 December 2003 and 2002 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

    At 31 December 2003 and 2002, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

    The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

    Notes:

    (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

    (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

    (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

    (iv) Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

    (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

    (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

    (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and service stations.

    (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of certain entities owned by Sinopec Group Company.

    (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses, trademarks, patents, technology and computer software.

    (x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2003 was RMB 4,264 million (2002: RMB 5,805 million).

    (xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

    (xii) Deposits were placed with/withdrawn from Sinopec Finance Company Limited.

    (xiii)The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited.

    In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

    (a) The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

          o    the government-prescribed price;

          o where there is no government-prescribed price, the government-guidance price;

          o where there is neither a government-prescribed price nor a government-guidance price, the market price; or

          o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

    (b) The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

    (c) The Company has entered into lease agreements with Sinopec Group Company effective from 1 January 2000 to lease certain land and buildings at a rental of approximately RMB 2,007 million and RMB 482 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

          In August 2003, the Company has entered into additional lease agreements with Sinopec Group Company effective from 1 January 2003 to lease additional land at a rental of approximately RMB 273 million per annum.

    (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

    (e) The Company has entered into agency agreements effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

      (f) The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

          As discussed in Note 1, the Group acquired the equity interest of Sinopec Maoming from Sinopec Group Company for a consideration of RMB
          3.3 billion. As of the valuation date, the carrying amount of the net asset acquired approximated the net appraised amount of RMB 3.3 billion.

          As discussed in Note 1, the Group acquired the equity interest of Tahe Petrochemical and Xi'an Petrochemical from Sinopec Group Company for a consideration of RMB 356 million. As of the valuation date, the carrying amount of the net asset acquired approximated the net appraised amount of RMB 356 million.

          In December 2003, Sinopec Group Company repaid a bank loan of RMB 962 million on behalf of a subsidiary of the Group in exchange for a receivable from that subsidiary.

34  EMPLOYEE BENEFITS PLAN

    As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 17.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the year ended 31 December 2003 were RMB 1,791 million (2002: RMB 1,656 million).

    The Company implemented a plan of share appreciation rights for members of its senior management in order to provide further incentives to these employees. Under this plan, share appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan.

    Under the plan, all share appreciation rights have an exercise period of five years. A recipient of share appreciation rights may not exercise the rights in the first 3 years after the date of grant. As at each of the third, fourth and fifth anniversary of the date of grant, the total number of share appreciation rights exercisable may not in aggregate exceed 30%, 70% and 100%, respectively, of the total share appreciation rights granted to such person.

    During 2003, the Company granted 258.6 million share appreciation right units to eligible employees accordingly.

    The exercise price of share appreciation rights initially granted is the initial public offering price of the Company's H shares. Upon exercise of the share appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of share appreciation rights exercised and the difference between the exercise price and average market price of the Company's H shares for the exercise period based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise.

    The Company recognises compensation expense of the share appreciation rights over the applicable vesting period. For the year ended 31 December 2003, compensation expense recognised was RMB 120 million.

35  SEGMENTAL REPORTING

    The Group has five operating segments as follows:

    (i) Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the Refining Segment of the Group and external customers.

    (ii) Refining, which processes and purifies crude oil, which is sourced from the Exploration and Production Segment of the Group and external suppliers, and manufactures and sells petroleum products to the Chemicals and Marketing and Distribution Segments of the Group and external customers.

    (iii) Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

    (v) Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production; refining; marketing and distribution; chemicals; and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the principal accounting policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's business segments is as follows:


                                                                                           2003              2002
                                                                                   RMB millions      RMB millions
    Turnover
    ---------------------------------------------------------------------------------------------------------------
    Exploration and production
    ---------------------------------------------------------------------------------------------------------------
       External sales                                                                    14,936            10,920
    ---------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                               47,287            39,407
    ---------------------------------------------------------------------------------------------------------------
                                                                                         62,223            50,327
    ---------------------------------------------------------------------------------------------------------------
    Refining
    ---------------------------------------------------------------------------------------------------------------
       External sales                                                                    57,701            46,165
    ---------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                              211,558           164,560
    ---------------------------------------------------------------------------------------------------------------
                                                                                        269,259           210,725
    ---------------------------------------------------------------------------------------------------------------
    Marketing and distribution
    ---------------------------------------------------------------------------------------------------------------
       External sales                                                                   238,210           184,378
    ---------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                2,602             2,329
    ---------------------------------------------------------------------------------------------------------------
                                                                                        240,812           186,707
    ---------------------------------------------------------------------------------------------------------------
    Chemicals
    ---------------------------------------------------------------------------------------------------------------
       External sales                                                                    80,682            63,071
    ---------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                7,415             7,878
    ---------------------------------------------------------------------------------------------------------------
                                                                                         88,097            70,949
    ---------------------------------------------------------------------------------------------------------------
    Corporate and others
    ---------------------------------------------------------------------------------------------------------------
       External sales                                                                    32,789            24,582
    ---------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                               29,361            19,884
    ---------------------------------------------------------------------------------------------------------------
                                                                                         62,150            44,466
    ---------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                                 (298,223)         (234,058)
    ..................................................................................................................
    ---------------------------------------------------------------------------------------------------------------
    Turnover                                                                            424,318           329,116
    ----------------------------------------------------------------------------------------------------------------
    Other operating revenues
    ----------------------------------------------------------------------------------------------------------------
    Exploration and production                                                             8,039             7,305
    ----------------------------------------------------------------------------------------------------------------
    Refining                                                                               4,571             3,074
    ----------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                               548               342
    ----------------------------------------------------------------------------------------------------------------
    Chemicals                                                                              4,236             4,117
    ----------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                   1,424             1,191
    ----------------------------------------------------------------------------------------------------------------
    Other operating revenues                                                              18,818            16,029
    ----------------------------------------------------------------------------------------------------------------
    Turnover and other operating revenues                                                443,136           345,145
    ----------------------------------------------------------------------------------------------------------------


                                                                                            2003              2002
                                                                                    RMB millions      RMB millions
    Result
    Operating profit
    ----------------------------------------------------------------------------------------------------------------
    By segment
       - Exploration and production                                                       19,160            14,787
    ----------------------------------------------------------------------------------------------------------------
       - Refining                                                                          6,006             5,996
    ----------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                       11,943             8,401
    ----------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                         2,159               596
    ----------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                             (2,001)           (1,101)
    ----------------------------------------------------------------------------------------------------------------
    Total operating profit                                                                37,267            28,679
    ----------------------------------------------------------------------------------------------------------------
    Share of profits less losses from associates
    ----------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                          293               152
    ----------------------------------------------------------------------------------------------------------------
       - Refining                                                                             (1)                1
    ----------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                           43                63
    ----------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                           (31)               32
    ----------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                102                84
    ----------------------------------------------------------------------------------------------------------------
    Aggregate share of profits less losses from associates                                   406               332
    ----------------------------------------------------------------------------------------------------------------
    Finance costs
    ----------------------------------------------------------------------------------------------------------------
       Interest expense                                                                   (3,728)           (4,176)
    ----------------------------------------------------------------------------------------------------------------
       Interest income                                                                       308               345
    ----------------------------------------------------------------------------------------------------------------
       Foreign exchange losses                                                              (413)             (384)
    ----------------------------------------------------------------------------------------------------------------
       Foreign exchange gains                                                                 30                60
    ----------------------------------------------------------------------------------------------------------------
    Net finance costs                                                                     (3,803)           (4,155)
    ----------------------------------------------------------------------------------------------------------------
    Investment income                                                                         75               229
    ----------------------------------------------------------------------------------------------------------------
    Gain from issuance of shares by a subsidiary                                             136                 --
    ----------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities before taxation                                       34,081            25,085
    ----------------------------------------------------------------------------------------------------------------
    Taxation                                                                             (10,545)           (7,650)
    ----------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities after taxation                                        23,536            17,435
    ----------------------------------------------------------------------------------------------------------------
    Minority interests                                                                   (1,943)           (1,120)
    ----------------------------------------------------------------------------------------------------------------
    Profit attributable to shareholders                                                   21,593            16,315
    ----------------------------------------------------------------------------------------------------------------

    Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. "Unallocated assets" consists primarily of cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. "Unallocated liabilities" consists primarily of short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other liabilities.

    Interests in and earnings from associates are included in the segments in which the associates operate. Information on associates is included in
    Note 22. Additions to long-lived assets by operating segment are included in Notes 18 and 19.


                                                         2003              2002
                                                 RMB millions      RMB millions
    Assets
-------------------------------------------------------------------------------
    Segment assets
      -- Exploration and production                   101,303            90,983
-------------------------------------------------------------------------------
      -- Refining                                      96,460            90,581
-------------------------------------------------------------------------------
      -- Marketing and distribution                    73,942            71,516
-------------------------------------------------------------------------------
      -- Chemicals                                     85,740            86,587
-------------------------------------------------------------------------------
      -- Corporate and others                          12,980            18,227
-------------------------------------------------------------------------------
    Total segment assets                              370,425           357,894
-------------------------------------------------------------------------------
    Interests in associates
-------------------------------------------------------------------------------
      -- Exploration and production                     1,233             1,583
-------------------------------------------------------------------------------
      -- Refining                                         136               147
-------------------------------------------------------------------------------
      -- Marketing and distribution                     1,815             1,435
-------------------------------------------------------------------------------
      -- Chemicals                                      3,477             3,609
-------------------------------------------------------------------------------
      -- Corporate and others                           1,420             1,275
-----------------------------------------------------------------------------
    Aggregate interests in associates                   8,081             8,049
-----------------------------------------------------------------------------
    Unallocated assets                                 22,312            23,400
-----------------------------------------------------------------------------
    Total assets                                      400,818           389,343
-----------------------------------------------------------------------------
    Liabilities
-----------------------------------------------------------------------------
    Segment liabilities
-------------------------------------------------------------------------------
       -- Exploration and production                    15,773            16,126
-----------------------------------------------------------------------------
       -- Refining                                      25,743            22,228
-----------------------------------------------------------------------------
       -- Marketing and distribution                    21,091            19,472
-------------------------------------------------------------------------------
       -- Chemicals                                     16,857            13,885
-----------------------------------------------------------------------------
       -- Corporate and others                           9,384             8,768
-----------------------------------------------------------------------------
    Total segment liabilities                          88,848            80,479
-----------------------------------------------------------------------------
    Unallocated liabilities                           118,205           121,032
-----------------------------------------------------------------------------
    Total liabilities                                 207,053           201,511
-----------------------------------------------------------------------------

    Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

                                                        2003              2002
                                                RMB millions      RMB millions
    Capital expenditure
-------------------------------------------------------------------------------
    Exploration and production                        20,628            20,228
-------------------------------------------------------------------------------
    Refining                                           9,729             6,660
-------------------------------------------------------------------------------
    Marketing and distribution                         6,826             6,982
-------------------------------------------------------------------------------
    Chemicals                                          7,348             7,415
-------------------------------------------------------------------------------
    Corporate and others                                 518               816
-------------------------------------------------------------------------------
                                                      45,049            42,101
-------------------------------------------------------------------------------
    Capital expenditure of jointly
    controlled entities
-------------------------------------------------------------------------------
    Exploration and production                         1,200                 -
    Chemicals                                          2,993                 -
-------------------------------------------------------------------------------
    Depreciation, depletion and amortisation           4,193                 -
-------------------------------------------------------------------------------
    Exploration and production                         9,413             9,033
-------------------------------------------------------------------------------
    Refining                                           6,409             6,086
-------------------------------------------------------------------------------
    Marketing and distribution                         2,431             1,968
-------------------------------------------------------------------------------
    Chemicals                                          8,016             7,877
-------------------------------------------------------------------------------
    Corporate and others                                 466               322
-------------------------------------------------------------------------------
                                                      26,735            25,286
-------------------------------------------------------------------------------
    Impairment losses on long-lived assets
-------------------------------------------------------------------------------
    Exploration and production                           310                 -
-------------------------------------------------------------------------------
    Refining                                             114                 -
-------------------------------------------------------------------------------
    Chemicals                                            453                 -
-------------------------------------------------------------------------------
                                                         877                 -
-------------------------------------------------------------------------------

36  PRINCIPAL SUBSIDIARIES

    At 31 December 2003, the following list contains the particulars of subsidiaries which principally affected the results or assets of the Group.


                                           Particulars of                    Percentage of equity
                                       issued capital and       Type of       held by       held by
 Name of company                         debt securities  legal entity   the Company      Subsidiary     Principal activities
                                               (millions)                           %             %
 China Petrochemical                            RMB 1,400      Limited         100.00             --   Trading of crude oil and
 International Company Limited                                 company                                 petrochemical products
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Beijing Yanhua                         RMB 3,374      Limited          70.01             --   Manufacturing of
 Petrochemical Company Limited                                 company                                 chemical products
---------------------------------------------------------------------------------------------------------------------------------
 Sinopec Sales Company Limited                  RMB 1,700      Limited         100.00             --   Marketing and distribution
                                                               company                                 of refined petroleum
                                                                                                       products
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Shengli Oilfield                      RMB 30,028      Limited         100.00             --   Exploration and production
 Company Limited                                                company                                of crude oil and natural gas
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Fujian Petrochemical                   RMB 2,253      Limited          50.00             --   Manufacturing of plastics,
 Company Limited (i)                                           company                                 intermediate petrochemical
                                                                                                       products and petroleum
                                                                                                       products
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Maoming Refining and               RMB 1,064 and      Limited          99.81             --   Manufacturing of intermed-
 Chemical Company Limited                       RMB 1,500      company                                 iate petrochemical products
                                        convertible bonds                                              amd petroleum products
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Qilu Petrochemical                     RMB 1,950      Limited          82.05             --   Manufacturing of intermed-
 Company Limited                                               company                                 iate petrochemical products
                                                                                                       amd petroleum products
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Shanghai Petrochemical                 RMB 7,200      Limited          55.56             --   Manufacturing of synthetic
  Company Limited                                              company                                 fibres, resin and plastics,
                                                                                                       intermediate petrochemical
                                                                                                       products and
                                                                                                       petroleum products
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Shijiazhuang Refining-                 RMB 1,154      Limited          79.73             --   Manufacturing of intermed-
 Chemical Company Limited                                      company                                 iate petrochemical products
                                                                                                       amd petroleum products
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Kantons Holdings Limited                 HK$ 104      Limited              --         72.40   Trading of crude oil and
                                                               company                                 petroleum products
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Wuhan Petroleum Group                    RMB 147      Limited          46.25             --   Marketing and distribution
 Company Limited (i)                                           company                                 of refined petroleum products
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Wuhan Phoenix                            RMB 519      Limited          40.72             --   Manufacturing of petro-
 Company Limited (i)                                           company                                 chemical products and
                                                                                                       petroleum products
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Yangzi Petrochemical                   RMB 2,330      Limited          84.98             --   Manufacturing of intermed-
 Company Limited                                               company                                 iate petrochemical products
                                                                                                       amd petroleum products
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Yizheng Chemical Fibre                 RMB 4,000      Limited          42.00             --   Production and sale of
 Company Limited (i)                                           company                                 polyester  chips and
                                                                                                       polyester fibres
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Zhenhai Refining and                   RMB 2,524      Limited          71.32             --   Manufacturing of
 Chemical Company Limited                                      company                                 intermediate
                                                                                                       petrochemical products
                                                                                                       and petroleum products
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Zhongyuan Petroleum                      RMB 875      Limited          70.85             --   Exploration and production
 Company Limited                                               company                                 of crude oil and
                                                                                                       natural gas
------------------------------------------------------------------------------------------------------------------------------------

    Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

    (i) The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.


37  FINANCIAL INSTRUMENTS

    Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments at 31 December 2003 and 2002.

    Credit risk
    The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, except for prepayments and deposits, represent the Group's maximum exposure to credit risk in relation to financial assets.

    The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues.

    No other financial assets carry a significant exposure to credit risk.

    Currency risk
    Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

    Interest rate risk
    The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 28.

    The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure, and the terms of the borrowings.

    The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2003 and 2002:

                                                  2003              2002
                                          RMB millions      RMB millions
    Carrying amount                             49,600            48,415
    ----------------------------------------------------------------------
    Fair value                                  49,698            48,875

    The fair value of long-term indebtedness is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities.

    Investments in unlisted equity securities have no quoted market prices in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

    The fair values of all other financial instruments approximate their carrying amounts due to the nature or short-term maturity of these instruments.


38  POST BALANCE SHEET EVENT
    Pursuant to the shareholders' approval at the Extraordinary General Meeting on 15 October 2003, the Company was authorised to issue ten years corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons subject to the approval from National Development and Reform Commission. The approval was given on 16 January 2004, and on 24 February 2004, the Company issued RMB 3.5 billion corporate bonds with a fixed interest rate at 4.61% per annum.


39  ULTIMATE HOLDING COMPANY
    The directors consider the ultimate holding company of the Group at 31 December 2003 to be Sinopec Group Company, a state-owned enterprise established in the PRC.

(C) DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i)   Depreciation of oil and gas properties
      Under the PRC Accounting Rules and Regulations, oil and gas properties are depreciated on a straight-line basis. Under IFRS, oil and gas properties are depreciated on the unit of production method.

(ii)  Disposal of oil and gas propertiesU
      Under the PRC Accounting Rules and Regulations, gains and losses arising from the retirement or disposal of an individual item of oil and gas properties are recognised as income or expense in the income statement and are measured as the difference between the estimated net disposal proceeds and the carrying amount of the asset.

      Under IFRS, gains and losses on the retirement or disposal of an individual item of proved oil and gas properties are not recognised unless the retirement or disposal encompasses an entire property. The costs of the asset abandoned or retired are charged to accumulated depreciation with the proceeds received on disposals credited to the carrying amounts of oil and gas properties.

(iii) Capitalisation of general borrowing costs
      Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are capitalised as part of the cost of fixed assets. Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset.

(iv) Acquisition of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical
      Under the PRC Accounting Rules and Regulations, the acquisition of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical (the "Acquisitions") are accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years.

      Under IFRS, as the Group, Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical are under the common control of Sinopec Group Company, the Acquisitions are considered "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the Acquisitions have been restated to include the financial statements and results of operations of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical on a combined basis. The considerations paid by the Group are treated as an equity transaction.

 (v)  Gain from issuance of shares by a subsidiary
      Under the PRC Accounting Rules and Regulations, the increase in the Company's share of net assets of a subsidiary after the sale of additional shares by the subsidiary is credited to capital reserve. Under IFRS, such increase is recognised as income.

(vi)  Gain from debt restructuring
      Under the PRC Accounting Rules and Regulations, gain from debt restructuring resulting from the difference between the carrying amount of liabilities extinguished or assumed by other parties and the amount paid is credited to capital reserve. Under IFRS, the gain resulting from such difference is recognised as income.

(vii) Revaluation of land use rights
      Under the PRC Accounting Rules and Regulations, land use rights are carried at revalued amount. Under IFRS, land use rights are carried at historical cost less amortisation. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve, was eliminated.

(viii)Unrecognised losses of subsidiaries
      Under the PRC Accounting Rules and Regulations, the results of subsidiaries are included in the Group's consolidated income statement to the extent that the subsidiaries' accumulated losses do not result in their carrying amount being reduced to zero, without the effect of minority interests. Further losses are debited to a separate reserve in the shareholders' funds.

      Under IFRS, the results of subsidiaries are included in the Group's consolidated income statement from the date that control effectively commences until the date that control effectively ceases.

(ix)  Pre-operating expenditures
      Under the PRC Accounting Rules and Regulations, expenditures incurred during the start-up period are aggregated in long-term deferred expenses and charged to the income statement when operations commence. Under IFRS, expenditures on start-up activities are recognised as an expense when they are incurred.

(x)   Impairment losses on long-lived assets
      Under the PRC Accounting Rules and Regulations and IFRS, impairment charges are recognised when the carrying value of long-lived assets exceeds the higher of their net selling price and the value in use which incorporates discounting the asset's estimated future cash flows. Due to the difference in the depreciation method of oil and gas properties discussed in (i) above, the provision for impairment losses and reversal of impairment loss under the PRC Accounting Rules and Regulations are different from the amounts recorded under IFRS.

(xi)  Government grants
      Under the PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, government grants relating to the purchase of equipment used for technology improvements are initially recorded as long term liabilities and are offset against the cost of assets to which the grants related when construction commences. Upon transfer to property, plant and equipment, the grants are recognised as an income over the useful life of the property, plant and equipment by way of reduced depreciation charge.

    Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net profit are analysed as follows:


                                                                                 Note                   2003              2002
                                                                                                RMB millions      RMB millions

    Net profit under the PRC Accounting Rules and Regulations                                         19,011            14,121
    ----------------------------------------------------------------------------------------------------------------------------
    Adjustments:
    ----------------------------------------------------------------------------------------------------------------------------
       Depreciation of oil and gas properties                                     (i)                  1,784             2,311
       --------------------------------------------------------------------------------------------------------------------------
       Disposal of oil and gas properties                                        (ii)                  1,260                --
       --------------------------------------------------------------------------------------------------------------------------
       Capitalisation of general borrowing costs                                 (iii)                   389               338
       --------------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec Maoming, Xi'an
       Petrochemical and Tahe Petrochemical(iv)                                                          326       235
       --------------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec National Star                                      (iv)                    117               117
       --------------------------------------------------------------------------------------------------------------------------
       Gain from issuance of shares by a subsidiary                               (v)                    136                --
       --------------------------------------------------------------------------------------------------------------------------
       Gain from debt restructuring                                              (vi)                     82                --
       --------------------------------------------------------------------------------------------------------------------------
       Revaluation of land use rights                                            (vii)                    18                18
       --------------------------------------------------------------------------------------------------------------------------
       Unrecognised losses of subsidiaries                                      (viii)                  (182)               --
       --------------------------------------------------------------------------------------------------------------------------
       Pre-operating expenditures                                                (ix)                   (169)               --
       --------------------------------------------------------------------------------------------------------------------------
       Effects of the above adjustments on taxation                                                   (1,179)             (825)
       --------------------------------------------------------------------------------------------------------------------------
    NET PROFIT UNDER IFRS*                                                                            21,593            16,315
    -----------------------------------------------------------------------------------------------------------------------------

    Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on shareholders' funds are analysed as follows:

                                                                                 Note                   2003              2002
                                                                                                RMB millions      RMB millions
    Shareholders' funds under the PRC Accounting Rules and Regulations                               162,946           151,717
    -----------------------------------------------------------------------------------------------------------------------------
    Adjustments:
    -----------------------------------------------------------------------------------------------------------------------------
       Depreciation of oil and gas properties                                     (i)                 10,885             9,112
       --------------------------------------------------------------------------------------------------------------------------
       Disposal of oil and gas properties                                        (ii)                  1,260                 --
       --------------------------------------------------------------------------------------------------------------------------
       Capitalisation of general borrowing costs                                 (iii)                 1,125               736
       --------------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec Maoming, Xi'an
       Petrochemical and Tahe Petrochemical(iv)                                                           --             9,338
       --------------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec National Star                                      (iv)                 (2,812)           (2,929)
       --------------------------------------------------------------------------------------------------------------------------
       Revaluation of land use rights                                            (vii)                  (870)             (822)
       --------------------------------------------------------------------------------------------------------------------------
       Effect of minority interests on unrecognised losses of subsidiaries      (viii)                    61                 --
       --------------------------------------------------------------------------------------------------------------------------
       Pre-operating expenditures                                                (ix)                   (169)                --
       --------------------------------------------------------------------------------------------------------------------------
       Impairment losses on long-lived assets                                     (x)                   (113)             (113)
       --------------------------------------------------------------------------------------------------------------------------
       Government grants                                                         (xi)                   (326)             (291)
       --------------------------------------------------------------------------------------------------------------------------
       Effects of the above adjustments on taxation                                                   (4,088)           (2,925)
       --------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds under IFRS *                                                                 167,899           163,823
   ------------------------------------------------------------------------------------------------------------------------------

* The above figure is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

(D)  SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Information relating to the nature and effect of such differences are set out below. The US GAAP reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures.

(a) Foreign exchange gains and losses
    In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debts are included in current earnings.

(b) Capitalisation of property, plant and equipment
    In the years prior to those presented herein, certain adjustments arose between IFRS and US GAAP with regard to the capitalisation of interest and pre-production results under IFRS that were reversed and expensed under US GAAP. For the years presented herein, there were no adjustments related to the capitalisation of interest and pre-production results. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(c) Revaluation of property, plant and equipment
    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group were revalued at 30 September 1999. In addition, the property, plant and equipment of Sinopec National Star, Sinopec Maoming and Refining Assets were revalued at 31 December 2000, 30 June 2003 and 31 October 2003 respectively in connection with the Acquisitions. Under IFRS, such revaluations result in an increase in shareholders' funds with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases and a charge to income with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

    Under US GAAP, property, plant and equipment, including land use rights, are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the net revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in shareholders' funds.

    Under IFRS, effective 1 January 2002, land use rights, which were previously carried at revalued amount, are carried at cost under IFRS. The effect of this change resulted in a decrease to revaluation reserve net of minority interests of RMB 840 million as of 1 January 2002. This revaluation reserve was previously included as part of the revaluation reserve of property, plant and equipment. This change under IFRS eliminated the US GAAP difference relating to the revaluation of land use rights. However, as a result of the tax deductibility of the revalued land use rights, the reversal of the revaluation reserve resulted in a deferred tax asset.

    In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.

(d) Exchange of assets
    During 2002, the Company and Sinopec Group Company entered into an asset swap transaction. Under IFRS, the cost of property, plant and equipment acquired in an exchange for a dissimilar item of property, plant and equipment is measured at fair value. Under US GAAP, as the exchange of assets was between entities under common control, the assets received from Sinopec Group Company are measured at historical cost. The difference between the historical cost of the net assets transferred and the net assets received is accounted for as an equity transaction.

(e) Impairment of long-lived assets
    Under IFRS, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

    Under US GAAP, determination of the recoverability of a long-lived asset is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for a long-lived asset is based on the fair value of the asset.

    In addition, under IFRS, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

    The US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IFRS.

(f) Capitalised interest on investment in associates
    Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(g) Goodwill amortisation

    Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over their useful lives.

    Under US GAAP, with reference to Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" ("SFAS No.142"), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill is reviewed for impairment upon adoption of SFAS No.142 and annually thereafter. In connection with SFAS No.142's transitional goodwill impairment evaluation, the Group determined that no goodwill impairment existed as of the date of adoption. In addition, under US GAAP, negative goodwill of RMB 11 million, net of minority interests, that existed at the date of adoption of SFAS No.142 was written off as a cumulative effect of a change in accounting principle.

(h) Companies included in consolidation
    Under IFRS, the Group consolidates less than majority owned entities in which the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, and proportionately consolidates jointly controlled entities in which the Group has joint control with other venturers. However, US GAAP requires that any entity of which the Group owns 20% to 50% of total outstanding voting stock not be consolidated nor proportionately consolidated, but rather be accounted for under the equity method. Accordingly, certain of the Group's subsidiaries, of which the Group owns between 40.72% to 50% of the outstanding voting stock, and the Group's jointly controlled entities are not consolidated nor proportionately consolidated under US GAAP and instead accounted for under the equity method. This exclusion does not affect the profit attributable to shareholders or shareholders' funds reconciliations between IFRS and US GAAP.

    Presented below is summarised financial information of such subsidiaries and jointly controlled entities.

                                                  Years ended 31 December
                                                      2003              2002
                                              RMB millions      RMB millions
    Revenues                                        21,735            16,719
    --------------------------------------------------------------------------
    Profit before taxation                           1,329               666
    Net profit                                       1,090               468
    --------------------------------------------------------------------------

                                                      At 31 December
                                                      2003              2002
                                              RMB millions      RMB millions
    Current assets                                   4,986             5,169
    --------------------------------------------------------------------------
    Total assets                                    27,607            17,463
    Current liabilities                              5,902             4,612
    --------------------------------------------------------------------------
    Total liabilities                                9,238             4,992
    --------------------------------------------------------------------------
    Total equity                                    18,369            12,471
    --------------------------------------------------------------------------

(i) Related party transactions
    Under IFRS, transactions of state-controlled enterprises with other state-controlled enterprises are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such dealings are in the normal course of business. Therefore, related party transactions as disclosed in Note 33 in the financial statements prepared under IFRS only refers to transactions with enterprises over which Sinopec Group Company is able to exercise significant influence.

    Under US GAAP, there are no similar exemptions. Although the majority of the Group's activities are with PRC government authorities and affiliates and other PRC state-owned enterprises, the Group believes that it has provided meaningful disclosure of related party transactions in Note 33 to the financial statements prepared under IFRS.

(j) Recently issued accounting standards
    SFAS No.150
    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No.150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It also includes required disclosures for financial instruments within its scope. For the Group, SFAS No.150 was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective at the beginning of the first financial year beginning after June 15, 2003. FASB Staff Provision No. FAS150-3 deferred certain provisions of SFAS No.150 for certain mandatorily redeemable non-controlling interests. The Group currently does not have any financial instruments that are within the scope of SFAS No.150.

    FIN No. 46R
    In December 2003, the FASB issued Interpretation No. 46 (revised December
    2003), "Consolidation of Variable Interest Entities" (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Group will be required to apply FIN 46R to variable interests in Variable Interest Entities ("VIEs") created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognised interest being recognised as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The Group does not expect the application of this Interpretation will have a material impact on its consolidated financial statements.

    The effect on profit attributable to shareholders of significant differences between IFRS and US GAAP is as follows:


                                                               Reference                    Years ended 31 December
                                                                in note              2003              2003              2002
                                                                 above       US$ millions      RMB millions      RMB millions
    Profit attributable to shareholders under IFRS                                  2,609            21,593            16,315
    ---------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
    ---------------------------------------------------------------------------------------------------------------------------
       Foreign exchange gains and losses                          (a)                   9                76                76
       ------------------------------------------------------------------------------------------------------------------------
       Capitalisation of property, plant and equipment            (b)                   1                12                12
       ------------------------------------------------------------------------------------------------------------------------
       Reversal of deficit on revaluation of property,
         plant and equipment                                      (c)                  10                86                 --
       ------------------------------------------------------------------------------------------------------------------------
       Depreciation on revalued property, plant and equipment     (c)                 483             3,998             4,126
       ------------------------------------------------------------------------------------------------------------------------
       Disposal of property, plant and equipment                  (c)                 159             1,316               544
       ------------------------------------------------------------------------------------------------------------------------
       Exchange of assets                                         (d)                   3                23                 --
      ------------------------------------------------------------------------------------------------------------------------
       Reversal of impairment of long-lived assets,
         net of depreciation effect                               (e)                   6                47                59
       ------------------------------------------------------------------------------------------------------------------------
       Capitalised interest on investments in associates          (f)                  17               141               110
       ------------------------------------------------------------------------------------------------------------------------
       Goodwill amortisation for the year                         (g)                   --                 --                 6
       ------------------------------------------------------------------------------------------------------------------------
       Cumulative effect of adopting SFAS No. 142                 (g)                   --                 --                11
       ------------------------------------------------------------------------------------------------------------------------
       Deferred tax effect of US GAAP adjustments                                    (207)           (1,715)           (1,509)
       ------------------------------------------------------------------------------------------------------------------------
    PROFIT ATTRIBUTABLE TO SHAREHOLDERS UNDER US GAAP                               3,090            25,577            19,750
    ---------------------------------------------------------------------------------------------------------------------------
    BASIC AND DILUTED EARNINGS PER SHARE UNDER US GAAP                            US$0.04           RMB0.30           RMB0.23
    ---------------------------------------------------------------------------------------------------------------------------
    BASIC AND DILUTED EARNINGS PER ADS UNDER US GAAP*                             US$3.56          RMB29.50          RMB22.78
    ---------------------------------------------------------------------------------------------------------------------------

    * Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.


The effect on shareholders' funds of significant differences between IFRS and US GAAP is as follows:


                                                               Reference                          At 31 December
                                                                in note                2003              2003              2002
                                                                 above         US$ millions      RMB millions      RMB millions

    Shareholders' funds under IFRS                                                   20,286           167,899           163,823
    ----------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
    ----------------------------------------------------------------------------------------------------------------------------
       Foreign exchange gains and losses                          (a)                   (43)             (352)             (428)
       -------------------------------------------------------------------------------------------------------------------------
       Capitalisation of property, plant and equipment            (b)                    (1)              (12)              (24)
       -------------------------------------------------------------------------------------------------------------------------
       Revaluation of property, plant and equipment               (c)                (1,564)          (12,943)          (18,327)
       -------------------------------------------------------------------------------------------------------------------------
       Deferred tax adjustments on revaluation                    (c)                   484             4,004             5,628
       -------------------------------------------------------------------------------------------------------------------------
       Exchange of assets                                         (d)                   (67)             (555)             (578)
       -------------------------------------------------------------------------------------------------------------------------
       Reversal of impairment of long-lived assets                (e)                   (68)             (561)             (608)
       -------------------------------------------------------------------------------------------------------------------------
       Capitalised interest on investments in associates          (f)                    39               321               180
       -------------------------------------------------------------------------------------------------------------------------
       Goodwill                                                   (g)                     2                17                17
       -------------------------------------------------------------------------------------------------------------------------
       Deferred tax effect of US GAAP adjustments                                        48               398               484
       -------------------------------------------------------------------------------------------------------------------------
    SHAREHOLDERS' FUNDS UNDER US GAAP                                                19,116           158,216           150,167
    ----------------------------------------------------------------------------------------------------------------------------

  Note:  United States dollar equivalents

         For the convenience of readers, amounts in Renminbi have been translated into United States dollars at the rate of US$1.00 = RMB
         8.2767 being the noon buying rate in New York City on 31 December 2003 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

(E)  SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the United States Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" ("SFAS No. 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Group at 31 December 2003 and 2002, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under US GAAP pertaining to capitalised costs related to oil and gas producing activities; costs incurred in exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group's estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted future net cash flows.

Table I: Capitalised costs related to oil and gas producing activities


                                                                                          2003              2002
                                                                                  RMB millions      RMB millions
Property cost                                                                                -                 -
-----------------------------------------------------------------------------------------------------------------
Wells and related equipment and facilities                                             143,492           125,790
Supporting equipment and facilities                                                     13,140            10,809
-----------------------------------------------------------------------------------------------------------------
Uncompleted wells, equipment and facilities                                              5,535             4,526
-----------------------------------------------------------------------------------------------------------------
Total capitalised costs                                                                162,167           141,125
-----------------------------------------------------------------------------------------------------------------
Accumulated depreciation, depletion, amortisation and impairment allowances            (70,726)          (62,397)
-----------------------------------------------------------------------------------------------------------------
Net capitalised costs                                                                   91,441            78,728
-----------------------------------------------------------------------------------------------------------------


Table II: Cost incurred in exploration and development

                                                                                          2003              2002
                                                                                  RMB millions      RMB millions
Exploration                                                                              8,109             5,798
-----------------------------------------------------------------------------------------------------------------
Development                                                                             19,852            18,793
-----------------------------------------------------------------------------------------------------------------
Total cost incurred                                                                     27,961            24,591
-----------------------------------------------------------------------------------------------------------------


Table III: Results of operations for oil and gas producing activities

                                                                                          2003              2002
                                                                                  RMB millions      RMB millions
Revenues
-----------------------------------------------------------------------------------------------------------------
    Sales                                                                               11,850             8,687
    -------------------------------------------------------------------------------------------------------------
    Transfers                                                                           47,287            39,407
    -------------------------------------------------------------------------------------------------------------
                                                                                        59,137            48,094
-----------------------------------------------------------------------------------------------------------------
Production costs excluding taxes                                                       (16,187)          (15,174)
-----------------------------------------------------------------------------------------------------------------
Exploration expenses                                                                    (6,133)           (4,363)
-----------------------------------------------------------------------------------------------------------------
Depreciation, depletion, amortisation and impairment provisions                         (8,684)           (8,133)
-----------------------------------------------------------------------------------------------------------------
Taxes other than income tax                                                               (970)             (860)
-----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAX                                                                27,163            19,564
-----------------------------------------------------------------------------------------------------------------
Income tax expense                                                                      (8,964)           (6,456)
-----------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS FROM PRODUCING ACTIVITIES                                         18,199            13,108
-----------------------------------------------------------------------------------------------------------------

The results of operations for producing activities for the years ended 31 December 2003 and 2002 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS No. 69, income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information
The Group's estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2003 and 2002 are shown in the following table.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical. The Group's estimated proved reserves do not include any quantities that are recoverable through application of tertiary recovery techniques.

Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods.

"Net" reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

                                                      2003              2002
-------------------------------------------------------------------------------
PROVED DEVELOPED AND UNDEVELOPED
RESERVES (OIL) (MILLION BARRELS)
-------------------------------------------------------------------------------
Beginning of year                                    3,320             3,215
-------------------------------------------------------------------------------
Revisions of previous estimates                        (81)              119
-------------------------------------------------------------------------------
Improved recovery                                      143               126
-------------------------------------------------------------------------------
Extensions and discoveries                             146               130
-------------------------------------------------------------------------------
Production                                            (271)             (270)
-------------------------------------------------------------------------------
END OF YEAR                                          3,257             3,320
-------------------------------------------------------------------------------
PROVED DEVELOPED RESERVES
-------------------------------------------------------------------------------
BEGINNING OF YEAR                                    2,732             2,444
-------------------------------------------------------------------------------
END OF YEAR                                          2,786             2,732
-------------------------------------------------------------------------------
PROVED DEVELOPED AND UNDEVELOPED
RESERVES (GAS) (BILLION CUBIC FEET)
-------------------------------------------------------------------------------
Beginning of year                                    3,329             3,488
-------------------------------------------------------------------------------
Revisions of previous estimates                       (649)             (133)
-------------------------------------------------------------------------------
Extensions and discoveries                             396               153
-------------------------------------------------------------------------------
Production                                            (188)             (179)
-------------------------------------------------------------------------------
END OF YEAR                                          2,888             3,329
-------------------------------------------------------------------------------
PROVED DEVELOPED RESERVES
-------------------------------------------------------------------------------
BEGINNING OF YEAR                                    1,056             1,183
-------------------------------------------------------------------------------
END OF YEAR                                          1,249             1,056
-------------------------------------------------------------------------------

Table V: Standardised measure of discounted future net cash flows
The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management's estimate of the Group's expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2003 and 2002 and should not be relied upon as an indication of the Group's future cash flows or value of its oil and gas reserves.


                                                                                               2003              2002
                                                                                       RMB millions      RMB millions
Future cash flows                                                                           799,658           760,468
----------------------------------------------------------------------------------------------------------------------
Future production costs                                                                    (311,568)         (287,887)
----------------------------------------------------------------------------------------------------------------------
Future development costs                                                                    (23,838)          (26,852)
----------------------------------------------------------------------------------------------------------------------
Future income tax expenses                                                                 (130,224)         (126,440)
----------------------------------------------------------------------------------------------------------------------
UNDISCOUNTED FUTURE NET CASH FLOWS                                                          334,028           319,289
----------------------------------------------------------------------------------------------------------------------
10% annual discount for estimated timing of cash flows                                     (146,726)         (142,450)
----------------------------------------------------------------------------------------------------------------------
STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS                                    187,302           176,839
----------------------------------------------------------------------------------------------------------------------

Table VI: Changes in the standardised measure of discounted future net cash flows

                                                                                               2003              2002
                                                                                       RMB millions      RMB millions
Sales and transfers of oil and gas produced, net of production costs                        (41,802)          (26,740)
----------------------------------------------------------------------------------------------------------------------
Net changes in prices and production costs                                                   11,923            63,625
Net change due to extensions, discoveries and improved recoveries                            27,721            23,319
----------------------------------------------------------------------------------------------------------------------
Revisions of previous quantity estimates                                                     (5,951)            8,253
----------------------------------------------------------------------------------------------------------------------
Previously estimated development costs incurred during the year                               6,865             6,935
----------------------------------------------------------------------------------------------------------------------
Accretion of discount                                                                        15,242            10,323
----------------------------------------------------------------------------------------------------------------------
Net change in income taxes                                                                   (2,992)          (27,793)
----------------------------------------------------------------------------------------------------------------------
Others                                                                                         (543)              164
----------------------------------------------------------------------------------------------------------------------
NET CHANGE FOR THE YEAR                                                                      10,463            58,086
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

CORPORATE INFORMATION


STATUTORY NAME
[Chinese characaters omitted]

ENGLISH NAME
China Petroleum & Chemical Corporation

CHINESE ABBREVIATION
[Chinese characaters omitted]

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Chen Tonghai

REGISTERED ADDRESS AND PLACE OF BUSINESS
6A Huixindong Street
Chaoyang District
Beijing, PRC
Postcode         : 100029
Tel.             : 86-10-64990060
Fax              : 86-10-64990022
Website          : http://www.sinopec.com.cn
E-mail addresses : ir@sinopec.com.cn
                   media@sinopec.com.cn

PLACE OF BUSINESS IN HONG KONG
12th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

AUTHORISED REPRESENTATIVES
Mr. Wang Jiming
Mr. Chen Ge

SECRETARY TO THE BOARD OF DIRECTORS
Mr. Chen Ge

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Huang Wensheng
Address          : 6A Huixindong Street
                   Chaoyang District
                   Beijing, PRC
Postcode         : 100029
Tel.             : 86-10-64990060
Fax              : 86-10-64990022

NEWSPAPERS FOR INFORMATION DISCLOSURE
Hong Kong Economic Times (Hong Kong)
South China Morning Post (Hong Kong)
  (in English)
China Securities News
Shanghai Securities News
Securities Times

INTERNET WEBSITE PUBLISHING ANNUAL
  REPORT DESIGNATED BY THE CHINA
  SECURITIES REGULATORY COMMISSION
http://www.sse.com.cn

LEGAL ADVISORS
People's Republic of China:
Haiwen & Partners
Room 1711, Beijing Silver Tower
No. 2, Dong San Huan North Road
Chaoyang District
Beijing
PRC
Postcode: 100027

Hong Kong:
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street
Central, Hong Kong

United States:
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, Tower II, Lippo Centre
89 Queensway
Hong Kong

PRINCIPAL BANKERS
Bank of China
410 Fuchengmenwai Street
Xicheng District
Beijing, PRC

Industrial and Commercial Bank of China
55 Fuxingmennei Avenue
Xicheng District
Beijing, PRC

China Construction Bank
25 Finance Street
Xicheng District
Beijing, PRC

China Development Bank
29 Fuchengmenwai Street
Xicheng District
Beijing, PRC

REGISTRARS
H Shares:
Hong Kong Registrars Limited
Shops 1712 to 1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

A Shares:
China Securities Registration and
Clearing Company Limited Shanghai Branch Company
72 Pu Jian Road
Pudong District
Shanghai, PRC

DEPOSITARY FOR ADR
Citibank, N.A.
111 Wall Street
New York NY 10005
United States of America

COPIES OF THIS ANNUAL REPORT ARE
  AVAILABLE AT
The PRC:
China Petroleum & Chemical Corporation
Board Secretariat
6A Huixindong Street
Chaoyang District
Beijing PRC

The US:
Citibank, N.A.
111 Wall Street
New York NY 10005
United States of America

The UK:
Citibank, N.A.
Cottons Centre
Hays Lane
London SE1 2QT, U.K.

PLACES OF LISTING OF SHARES, STOCK
  NAMES AND STOCK CODES
H Shares:
Hong Kong Stock Exchange
Stock name: Sinopec Corp
Stock code: 0386

ADSs:
New York Stock Exchange
Stock name: SINOPEC CORP
Stock code: SNP

London Stock Exchange
Stock name: SINOPEC CORP
Stock code: SNP

A Shares:
Shanghai Stock Exchange
Stock name: Sinopec Corp
Stock code: 600028

FIRST REGISTRATION DATE OF
  INCORPORATION
25 February 2000

FIRST REGISTRATION PLACE OF
  INCORPORATION
6A Huixindong Street, Chaoyang District,
  Beijing, PRC

ENTERPRISE LEGAL BUSINESSES LICENSE
  REGISTRATION NO.
1000001003298 (10-10)

TAXATION REGISTRATION NO.
Jing Guo Shui Chao Zi 110105710926094

NAMES AND ADDRESSES OF AUDITORS OF
  SINOPEC CORP.
Domestic Auditors :  KPMG Huazhen
                     Certified Public
                     Accountants
Address           :  8/F, Office Tower E2
                     Oriental Plaza
                     1 East Chang An Avenue
                     Dong Cheng District
                     Beijing 100738, PRC

International
  Auditors        :  KPMG
                     Certified Public
                     Accountants
Address           :  8th Floor
                     Prince's Building
                     Central, Hong Kong

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 26 March 2004 (Friday) at the statutory address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the Company Law of the PRC:

a)  the original annual report signed by the Chairman and the President;

b) the original audited financial statements and audited consolidated financial statements of Sinopec Corp. prepared in accordance with IFRS and the PRC Accounting Rules and Regulations for the year ended 31 December 2003 signed by the Chairman, the President, the Chief Financial Officer and the head of the accounting division of Sinopec Corp.;

c) the original auditors' reports in respect of the above financial statements signed by the auditors;

d) the latest Articles of Association of Sinopec Corp. and its appendices which were amended at the Extraordinary General Meeting held on 22 April 2003; and

e) all the original copies of the documents and announcements which Sinopec Corp. published in the newspapers stipulated by the CSRC during the reporting period.

By Order of the Board
CHEN TONGHAI
Chairman

Beijing, PRC, 26 March 2004


THIS ANNUAL REPORT IS PUBLISHED IN BOTH ENGLISH AND CHINESE LANGUAGES. THE CHINESE VERSION SHALL PREVAIL.